Form 10-K405, Exhibit 13
period 1994-09-30
ANDREW CORP
filed 1994-12-22
CIK 317093

Operations review

Andrew  Corporation  reported  record  sales,  net income and earnings per share during the fiscal year ended September 30, 1994. The company's commercial business segment continues to benefit from strong demand for wireless communication products and systems, especially cellular. The success of the commercial business segment was partially offset by lower than expected results from the government and network business segments. Cost controls and changes in product mix were the major contributors to earnings increasing faster than sales.

Sales

Andrew's 1994 sales increased 30% to $558.5 million due to increased commercial sales. Sales to international markets increased to 44% of 1994 sales, compared to 41% in 1993. The commercial business segment sales increased to $457.8 million during 1994, a 45% increase over 1993. Higher sales of coaxial cable and terrestrial microwave products resulted from strong demand in the global wireless communications market. The commercial segment 1994 sales include $42.8 million in coaxial cable, towers, installation, program management and other services delivered to a consortium that developed a major cellular system in Argentina. Excluding the Argentina contract, the largest in the company's history, commercial sales still increased nearly 32%. Government business segment sales declined 19% to $43.6 million as a result of the continued downsizing and decreased spending by the U.S. and foreign governments and other customers. Network business segment sales decreased 10% to $52.2 million in 1994, from $57.7 million in 1993 as a result of lower sales to midrange and mainframe markets.

Cost of products sold

Cost of products sold as a percent of sales was 58.4% in 1994, compared with 58.5% in 1993 and 61.7% in 1992. Increased sales of coaxial cable resulting in favorable product mix, as well as cost reduction programs and productivity gains, drove costs lower in the commercial and government businesses during 1994 and 1993. These gains during 1994 were largely offset by lower margins in the network business and on the Argentina contract.

Operating expenses

Selling and administrative expenses were $130.00 million in 1994, $109.9 million in 1993 and $105.3 million in 1992. Continued support of the Russian joint ventures, increased profit sharing expense and increased marketing expenses for the company's new line of wireless telephone expenses for the company's new line of wireless telephone accessories caused the increase in 1994 and 1993. As a percentage of sales, selling and administrative expenses were 23.3% in 1994, 25.5% in 1993 and 23.8% in 1992.

Research and development
Research and development expenses increased to $25.7 million in 1994, compared to $22.0 million in 1993 and $20.2 million in 1992. Development spending within the commercial segment for a new line of wireless telephone accessories and research related to VSAT technology accounted for most of the increase in 1994. As a percentage of sales, research and development expense was 4.6% in 1994, compared to 5.1% in 1993 and 4.6% in 1992.

Other income and expense

Net interest expense was $3.9 million in 1994, continuing a downward trend from $4.6 million in 1993 and $4.8 million in 1992. Net other expense was $3.3 million in 1994, compared to net other income of $1.5 million in 1993 and $.9 million in 1992. The increase in expense was due to the recognition of foreign exchange losses of $2.0 million in 1994. Other income during 1993 included foreign exchange gains of $1.3 million. Besides foreign exchange losses, Andrew recorded $.9 million for its share of losses by the Russian joint ventures in 1994.

Income taxes

The company's effective tax rate was 36.0% in 1994. The rate was 36.1% in 1993 and 37.5% in 1992. The lower rates in 1994 and 1993 are primarily due to a benefit from the company's Foreign Sales Corporation.

Net income

Net income increased 59% to $44.4 million. Increased sales and changes in product mix, coupled with improved productivity and cost containment, caused the significant income growth in 1994 and 1993. Net income per share was $1.70, a 56% increase.

Net income grew faster than net income per share due to higher average shares outstanding during 1994. Net income was $27.9 million in 1993 and $25.0 million in 1992. Net income per share was $1.09 in 1993 and $0.87 in 1992.

Liquidity and capital resources

The company continued to generate significant cash, internally funding its investment and working capital needs. Cash generated from operations was $51.8 million in 1994, compared to $55.0 million in 1993 and $50.9 million in 1992. Increases in accounts receivables and inventory were the primary reasons for the 5% decline in net cash from operations. Accounts receivable were higher in 1994 due to higher revenues, especially in the fourth quarter. The increase in inventory was primarily for coaxial cable and the new wireless telephone products business.

The company invested $17.1 million in its Russian joint ventures in 1994, up from $15.5 million in 1993. Funds for operations and for the completion of construction of the basic systems for three of the fiber optic joint ventures caused the increase in 1994. Capital expenditures were higher by $9.2 million in 1994. The significant increase was due to expansion of the equipment building manufacturing in Newnan, Georgia, capacity increases for the coaxial cable business and new computer systems for the commercial business segment. In addition, company-owned distribution warehouses were set up in Hong Kong and Japan, along with subcontracted warehouses in Saudi Arabia and South Africa to support the growing demand for Andrew communication products in those regions. Capital expenditures were $27.1 million in 1994, $17.9 million in 1993 and $17.8 million in 1992.

During 1992, the company purchased 1,528,000 shares of its common stock at a cost of $52.2 million. The purchase was financed using internally generated funds and short-term borrowings.

The company has a $50 million available line of credit, under which there were no amounts outstanding at September 30, 1994. Andrew had $50 million of senior notes payable outstanding at September 30, 1994, of which $4.5 million is due in September 1995.

Andrew has never paid cash dividends. It is the present policy of the Board of Directors to retain earnings in the business to finance investments and operations.

Changes in accounting principles

The company adopted SFAS (Statement of Financial Accounting Standard) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 109, "Accounting for Income Taxes" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits" during the first quarter of 1994. The adoption of these statements did not have a material effect on the company's financial statements.

                                     ANDREW CORPORATION

                              CONSOLIDATED STATEMENTS OF INCOME

                                              Year ended September 30
                                      1994             1993               1992
                                      ----             ----               ----
                                       (In Thousands, Except Per Share Amounts)

SALES                              $    558,457    $    430,820    $    442,008
Cost of products sold                   326,261         252,186         272,670
                                   ------------    ------------    ------------
GROSS PROFIT                            232,196         178,634         169,338

OPERATING EXPENSES
Sales and administrative                129,971         109,947         105,342
Research and development                 25,707          22,011          20,156
                                   ------------    ------------    ------------
                                        155,678         131,958         125,498
                                   ------------    ------------    ------------
OPERATING INCOME                         76,518          46,676          43,840

OTHER
Interest expense                          5,200           5,445           6,133
Interest income                          (1,343)           (830)         (1,328)
Other expense (income)                    3,295          (1,530)           (944)
                                   ------------    ------------    ------------
                                          7,152           3,085           3,861
                                   ------------    ------------    ------------
INCOME BEFORE INCOME TAXES               69,366          43,591          39,979

Income taxes                             24,971          15,729          14,992
                                   ------------    ------------    ------------
NET INCOME                         $     44,395    $     27,862    $     24,987
                                   ============    ============    ============

NET INCOME PER AVERAGE SHARE OF
  COMMON STOCK OUTSTANDING         $       1.70    $       1.09    $        .87
                                   ============    ============    ============

AVERAGE SHARES OUTSTANDING               26,118          25,622          28,764
                                   ============    ============    ============

See Notes to Consolidated Financial Statements.

                                      ANDREW CORPORATION

                                 CONSOLIDATED BALANCE SHEETS

                                                             September 30
                                                          1994           1993
                                                          ----           ----
                                                             (In Thousands)

ASSETS

CURRENT ASSETS
Cash and cash equivalents                              $    40,267  $    21,729
Accounts receivables, less allowances
  (1994-$2,769; 1993-$3,167)                               126,821      107,276
Inventories
  Finished products                                         31,413       18,611
  Materials and work in process                             56,174       51,695
                                                       -----------  -----------
                                                            87,587       70,306
Miscellaneous current assets                                 5,974        3,309
                                                       -----------  -----------
TOTAL CURRENT ASSETS                                       260,649      202,620

OTHER ASSETS
Costs in excess of net assets of businesses acquired,
  less accumulated amortization
  (1994-$13,919; 1993-$11,310)                              38,272       40,881
Investments in and advances to affiliates                   27,119       16,493
Investments and other assets                                14,157        8,996

PROPERTY, PLANT AND EQUIPMENT
Land and land improvements                                   8,496        8,351
Buildings                                                   52,422       49,835
Equipment                                                  169,716      149,325
Allowances for depreciation and amortization              (155,668)    (139,398)
                                                       -----------  -----------
                                                            74,966       68,113
                                                       -----------  -----------
TOTAL ASSETS                                           $   415,163  $   337,103
                                                       ===========  ===========

See Notes to Consolidated Financial Statements.

                                      ANDREW CORPORATION

                                  CONSOLIDATED BALANCE SHEETS
                                                                September 30
                                                           1994           1993
                                                           ----           ----
                                                         (Dollars in Thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                      $    24,902   $    18,561
Accrued expenses and other liabilities                     24,354        19,170
Compensation and related expenses                          22,928        15,950
Income taxes                                               14,899        10,250
Current portion of long-term debt                           4,545          --
                                                      -----------   -----------
TOTAL CURRENT LIABILITIES                                  91,628        63,931

DEFERRED LIABILITIES                                        5,226         3,602

LONG-TERM DEBT, less current portion                       45,455        50,000

STOCKHOLDERS' EQUITY
  Common stock (par value, $.01 a share:
  100,000,000 shares authorized;
  30,435,882 shares issued, including treasury)               304           203
Additional paid-in capital                                 31,205        28,448
Foreign currency translation                               (1,283)       (5,410)
Retained earnings                                         294,929       250,534
Treasury stock, at cost (4,891,160 shares
  in 1994; 5,243,517 shares in 1993)                      (52,301)      (54,205)
                                                      -----------   -----------
                                                          272,854       219,570
                                                      -----------   -----------
TOTAL LIABILITIES AND EQUITY                          $   415,163   $   337,103
                                                      ===========   ===========

See Notes to Consolidated Financial Statements.

                                       ANDREW CORPORATION

                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       Year ended September 30
                                                     1994        1993         1992
                                                     ----        ----         ----
                                                             (In Thousands)

CASH FLOWS FROM OPERATIONS
Net Income                                      $    44,395  $    27,862  $    24,987

ADJUSTMENTS TO NET INCOME
Depreciation and amortization                        22,387       21,186       20,863
Increase in accounts receivable                     (17,329)         (17)        (946)
(Increase) decrease in inventories                  (15,950)      (4,045)      11,713
Increase in prepaid expenses
  and other assets                                   (1,859)      (1,290)        (483)
Increase in receivable from affiliates               (6,467)           0            0
Increase (decrease) in accounts
  payable and other liabilities                      26,572        9,754       (5,225)
Other                                                    72        1,568          (49)
                                                -----------  -----------  -----------
NET CASH FROM OPERATIONS                             51,821       55,018       50,860

INVESTING ACTIVITIES
Capital expenditures                                (27,095)     (17,876)     (17,844)
Investments in and advances to affiliates           (10,626)     (15,513)      (1,175)
Sale of investment in Alliance
  Acquisition Corporation                                 0            0        6,511
Proceeds from sale of property,
  plant and equipment                                   405          697          739
                                                -----------  -----------  -----------
NET CASH USED IN INVESTING ACTIVITIES               (37,316)     (32,692)     (11,769)

FINANCING ACTIVITIES
Payments on long-term debt                                0       (4,025)      (8,432)
Short-term borrowings (payments)-net                      0       (8,000)       8,000
Stock plans                                           3,255        5,464        2,181
Purchase of treasury stock                                0            0      (52,232)
                                                -----------  ----------- ------------
NET CASH FROM (USED IN) FINANCING ACTIVITIES          3,255       (6,561)     (50,483)
Foreign currency translation adjustments                778       (1,469)       1,744
                                                -----------  -----------  -----------
Increase (decrease) for the year                     18,538       14,296       (9,648)

Cash and equivalents at beginning of year            21,729        7,433       17,081
                                                -----------  -----------  -----------
CASH AND EQUIVALENTS AT END OF YEAR             $    40,267  $    21,729  $     7,433
                                                ===========  ===========  ===========

See Notes to Consolidated Financial Statements.

                                       ANDREW CORPORATION

                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                Year Ended September 30
                                           1994           1993          1992
                                           ----           ----          ----
                                                (Dollars in thousands)

COMMON STOCK ISSUED
Balance at beginning of year             $      203    $      101    $      101
Three-for-two stock split                       101             0             0
Two-for-one stock split                           0           102             0
                                         ----------    ----------    ----------
BALANCE AT END OF YEAR                   $      304    $      203    $      101
                                         ==========    ==========    ==========

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year             $   28,448    $   28,343    $   28,248
Three-for-two stock split                      (101)            0             0
Two-for-one stock split                           0          (102)            0
Stock option and purchase plans               2,858           207            95
                                         ----------    ----------    ----------
BALANCE AT END OF YEAR                   $   31,205    $   28,448    $   28,343
                                         ==========    ==========    ==========

RETAINED EARNINGS
Balance at beginning of year             $  250,534    $  222,672    $  197,685
Net Income                                   44,395        27,862        24,987
                                         ----------    ----------    ----------
BALANCE AT END OF YEAR                   $  294,929    $  250,534    $  222,672
                                         ==========    ==========    ==========

TREASURY STOCK
Balance at beginning of year             $  (54,205)   $  (61,144)   $  (11,188)
Repurchase of shares                              0             0       (52,232)
Stock option and purchase plans               1,904         6,939         2,276
                                         ----------    ----------    ----------
BALANCE AT END OF YEAR                   $  (52,301)   $  (54,205)   $  (61,144)
                                         ==========    ==========    ==========

See Notes to Consolidated Financial Statements.

                                   ANDREW CORPORATION

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS. The company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relative short-term maturity of these investments.

INVENTORIES. Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 44% of total inventories in 1994 and 46% of total inventories in 1993. The remaining inventories are valued on the first-in, first-out (FIFO) method.

If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have been increased by $11,610,000 and $12,232,000 at September 30, 1994 and 1993,
respectively.

DEPRECIATION AND AMORTIZATION. The company provides for depreciation and amortization of property, plant and equipment, all of which are recorded at cost, principally using accelerated methods based on estimated useful lives of the assets for both financial reporting and tax purposes. Costs in excess of net assets of businesses acquired are amortized on the straight-line basis over periods ranging from 10 to 40 years.

INVESTMENTS IN AFFILIATES. Investments in affiliates are accounted for using the equity method, under which the company's share of earnings or losses of these affiliates is reflected in income as earned and dividends are credited against the investment in affiliates when received.

REVENUE  RECOGNITION.   Revenue  is  recognized  from  sales,  other  than
long-term contracts, when a product is shipped or a service is performed. Sales under long-term contracts generally are recognized under the percentage of completion method and include a portion of the earnings expected to be realized on the contract in the ratio that costs incurred bear to estimated total costs. Contracts in progress are reviewed monthly, and sales and earnings are adjusted in current accounting periods based on revisions in contract value and estimated costs at completion. Estimated losses on contracts are provided when identified.

                                       ANDREW CORPORATION

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D.) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT'D.)

FOREIGN CURRENCY TRANSLATION. The functional currency for the company's foreign operations is predominantly the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average monthly exchange rates for revenues and expenses. Adjustments resulting from translation are included as a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in determining net income.

INCOME TAXES. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws. In years prior to fiscal year 1994, deferred taxes were accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 11.

NET INCOME PER SHARE. Net income per share is based on the weighted average number of common shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted net income per share is not materially different from primary earnings per share.

ACCOUNTING CHANGES. The company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 109 "Accounting for Income Taxes," and SFAS No. 112 "Employers' Accounting for Postemployment Benefits" during the first quarter of 1994. The adoption of these statements did not have a material effect on the company's financial statements.

                                       ANDREW CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D.)
INVESTMENTS IN AFFILIATES

The company's investments in affiliates represents 40 to 50 percent interests in several network telecommunications joint ventures in Russia. The combined operating results of the ventures and the company's share thereof were not material to the company's 1994 operating results.

During  1992,  the  company  sold its  interest  in  Alliance  Acquisition
Corporation   for   cash,   Convertible   Subordinated   Debentures   of   Allen
Telecommunications Corporation and other considerations totalling $13,170,000; a nominal gain was recorded on this sale.

UNBILLED RECEIVABLES

At September 30, 1994, unbilled receivables of $14,207,000 are included in accounts receivable, compared to $8,936,000 at September 30, 1993. These amounts will be billed to customers in accordance with contract terms and delivery schedules and are generally expected to be collected within one year.

PROFIT SHARING PLANS

Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 1994, 1993 and 1992 were $10,915,000, $7,020,000 and $6,587,000, respectively.

BORROWINGS

The company has a $50 million revolving credit agreement under which there
were  no  amounts   outstanding  at  September  30,  1994.  The  maximum  amount outstanding during 1994 was $21 million for which the weighted average interest rate was 4.0%.

Long-term debt at September 30 consisted of the following:
                                                          In thousands
                                                      1994            1993
                                                      ----            ----
9.52% senior notes payable to insurance companies
    in annual installments from 1995 to 2005       $50,000         $50,000

Less:  Current Portion                               4,545               0
                                                   -------         -------
TOTAL LONG-TERM DEBT                               $45,455         $50,000
                                                   =======         =======

Under the most restrictive terms of the loan agreement,  the company has agreed to maintain certain levels of net current assets and net worth. At September 30, 1994 consolidated net current assets and consolidated tangible net worth exceeded the required amounts by approximately $123,207,000 and $151,964,000, respectively. The most restrictive requirement relating to the ratio of current assets to current liabilities (1.50 to 1) had been fulfilled. The loan agreement further provides restriction on dividend payments. Approximately $138,000,000 of retained earnings was not restricted for the purpose of such payments at September 30, 1994.

The principal amounts of long-term debt maturing after September 30, 1994 are:

                 1995     1996     1997     1998     1999     Thereafter
                 ----     ----     ----     ----     ----     ----------
In Thousands     $4,545   $4,545   $4,545   $4,545   $4,545   $27,275

Cash payments for interest on all borrowings were $5,024,000, $5,166,000 and $5,897,000 in 1994, 1993, and 1992 respectively.

The carrying amount of long-term debt as of September 30, 1994 approximates fair value. The fair value was determined by discounting the future cash outflows based upon the current market rates for instruments with a similar risk and term to maturity.

INCOME TAXES

The composition of the provision for income taxes follows:
                                                  Year Ended September 30
                                           1994            1993           1992
                                           ----            ----           ----
                                                       (In Thousands)
CURRENTLY PAYABLE:
Federal                               $  13,504       $   3,986       $   4,863
Non-United States                        12,779          10,817           8,534
State                                     2,867           1,223           1,266
                                      ---------       ---------       ---------
                                         29,150          16,026          14,663
DEFERRED (CREDIT):
Federal and State                        (3,659)           (260)            676
Non-United States                          (520)            (37)           (347)
                                      ---------       ---------       ---------
                                         (4,179)           (297)            329
                                      ---------       ---------       ---------
                                      $  24,971       $  15,729       $  14,992
                                      =========       =========       =========
INCOME TAXES PAID                     $  18,474       $   7,230       $  12,607
                                      =========       =========       =========

COMPONENTS OF INCOME
  BEFORE INCOME TAXES:
United States                         $  30,923       $  11,969       $  14,516
Non-United States                        38,443          31,622          25,463
                                      ---------       ---------       ---------
                                      $  69,366       $  43,591       $  39,979
                                      =========       =========       =========

The company's  effective  income tax rate varied from the statutory United
States federal income tax rate because of the following:
                                           1994          1993          1992
                                           ----          ----          ----
Statutory United States
  federal tax rate                         35.0%         35.0%         34.0%
Foreign Sales Corporation (FSC)            (2.7)         (2.5)          0.0
State income taxes, net of
  federal tax effect                        2.4           1.8           2.1
Goodwill amortization                       1.3           2.1           2.3
Other items                                 0.0           (.3)          (.9)
                                           -----         -----         -----
EFFECTIVE TAX RATE                         36.0%         36.1%         37.5%
                                           =====         =====         =====

INCOME TAXES  (CONT'D.)

The tax effects of temporary differences have given rise to gross deferred tax assets of $8,601,000, primarily accrued expenses and inventory, and gross deferred tax liabilities of $4,675,000, primarily depreciation, as of September 30, 1994. The company has not recorded a valuation allowance for deferred tax assets, because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

No provision has been made for income taxes of approximately  $3,550,000 at September 30, 1994, which would be payable should undistributed net income of $56,886,000 of subsidiaries located outside the United States be distributed as dividends, since any tax resulting from such a distribution could be substantially offset by resulting tax credits.

STOCKHOLDERS' EQUITY

Each  outstanding  common share has attached to it a one Share  Purchase
Right which, until exercisable, cannot be transferred apart from the company's Common Stock. The Rights will only become exercisable if a person or group acquires 27% or more of the company's Common Stock or announces an offer to acquire 30% or more of the company's Common Stock. In the event the Rights become exercisable, each Right may entitle the holder to purchase Common Stock of either the surviving or acquired company at one-half its market price.

The company currently maintains a long-term Management Incentive Program which provides for the issuance of up to 2,700,000 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Substantially all options granted under this plan become fully exercisable at the end of a four-year period and expire five years after grant.

The company also maintains a Stock Option Plan for non-employee Directors that provides for the issuance of up to 300,000 common shares. Options issued under this plan vest over a five-year period and expire ten years after grant.

Information on options for the last three years ended September 30 is as follows:

                                       ANDREW CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D.)
                                             1994         1993          1992
                                             ----         ----          ----
Outstanding at beginning of year          1,124,952     1,746,582     2,049,000
Granted                                     308,100       150,000        48,750
Expired                                     (42,540)     (124,482)      (36,120)
Exercised                                  (347,312)     (647,148)     (315,048)
                                          ---------     ---------     ---------
OUTSTANDING AT END OF YEAR                1,043,200     1,124,952     1,746,582
                                          =========     =========     =========
EXERCISABLE AT END OF YEAR                  340,330       311,100       571,614
                                          =========     =========     =========

Price range of options:
                                    1994           1993              1992
                                    ----           ----              ----
Outstanding at end of year   $  4.42-32.33  $  4.42-18.17    $    4.42-13.21
Granted during the year      $ 23.50-32.33  $ 14.09-18.17    $   10.00-10.67
Exercised during the year    $  4.67-18.17  $  4.42-13.21    $    4.42-13.21

The  company  also has an  Employee  Stock  Purchase  Plan  which  expires
February 1, 1999. All employees with six months of service as of the annual offering date are eligible to participate in this Plan. The Plan authorizes up to 525,000 shares of Common Stock to be sold to employees at 85% of market value. Through September 30, 1994, 72,633 shares have been issued under the Plan.

                                       ANDREW CORPORATION

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D.)

STOCKHOLDERS' EQUITY (CONT'D.)

      At September 30, 1994, 2,371,000 shares of Common Stock were reserved for the various stock plans described above.

      On February 3, 1993, the company's Board of Directors approved a two-for-one stock split effected in the form of a dividend to stockholders of record on February 17,1993, payable on March 3, 1993. On February 2, 1994 the company's Board of Directors declared a three-for-two stock split to stockholders of record on February 16, 1994, payable on March 2, 1994. On February 2, 1994 the stockholders approved an increase in the Common Stock authorized from 30,000,000 to 100,000,000.

Common Stock issued and outstanding and held in treasury is summarized in the table below:

                                              1994          1993           1992
                                              ----          ----           ----

SHARES OF COMMON STOCK-ISSUED
Balance at beginning of year            20,290,588    10,145,294     10,145,294
Three-for-two stock split               10,145,294             0              0
Two-for-one stock split                          0    10,145,294              0
                                        ----------    ----------     ----------
BALANCE AT END OF YEAR                  30,435,882    20,290,588     10,145,294
                                        ==========    ==========     ==========

SHARES OF COMMON STOCK-HELD IN TREASURY
Balance at beginning of year             3,495,678     1,982,452        589,261
Three-for-two stock split                1,747,839             0              0
Two-for-one stock split                          0     1,825,057              0
Repurchase of shares                             0             0      1,528,000
Stock option and purchase plans           (352,357)     (311,831)      (134,809)
                                        ----------    ----------     ----------
BALANCE AT END OF YEAR                   4,891,160     3,495,678      1,982,452
                                        ==========    ==========     ==========

Foreign currency translation  adjustments increased equity by $4.1 million
during  the  year  ended  September  30,  1994.  Foreign  currency   translation
adjustments decreased equity $7.6 million and $.4 million during the years ended September 30, 1993 and 1992, respectively.

GEOGRAPHIC AREA INFORMATION

Principal financial data by major geographic area:
                                              1994           1993          1992
                                              ----           ----          ----
                                                        (In Thousands)

SALES
United States:
Customers                                 $ 415,501     $ 309,262     $ 323,518
Intercompany                                 42,754        34,539        28,966
                                          ---------     ---------     ---------
                                            458,255       343,801       352,484
Europe:
Customers                                    94,620        79,614        72,643
Intercompany                                  5,462         2,510         3,016
                                          ---------     ---------     ---------
                                            100,082        82,124        75,659
Canada:
Customers                                    19,082        24,743        31,192
Intercompany                                  3,449         3,008         3,570
                                          ---------     ---------     ---------
                                             22,531        27,751        34,762
Australasia:
Customers                                    29,254        17,201        14,655
Intercompany                                    390           228           251
                                          ---------     ---------     ---------
                                             29,644        17,429        14,906
Eliminations                                 52,055        40,285        35,803
                                          ---------     ---------     ---------
CONSOLIDATED SALES                        $ 558,457     $ 430,820     $ 442,008
                                          =========     =========     =========

UNITED STATES - EXPORT SALES              $ 101,829     $  54,253     $  49,482
                                          =========     =========     =========

OPERATING INCOME:
United States                             $  42,436     $  17,260     $  19,452
Europe                                       17,440        17,910        14,616
Canada                                        4,195         5,034         5,287
Australasia                                  12,447         6,472         4,485
                                          ---------     ---------     ---------
CONSOLIDATED OPERATING INCOME             $  76,518     $  46,676     $  43,840
                                          =========     =========     =========

ASSETS IDENTIFIABLE TO:
United States                             $ 313,121     $ 253,059     $ 234,939
Europe                                       75,257        59,922        50,736
Canada                                       15,379        16,849        21,646
Australasia                                  11,406         7,273         6,611
                                          ---------     ---------     ---------
CONSOLIDATED ASSETS                       $ 415,163     $ 337,103     $ 313,932
                                          =========     =========     =========

Sales and transfers between geographic areas are made at amounts which approximate manufacturing cost and generally consist of products which require additional processing and with respect to which related selling, marketing and engineering expenses are incurred prior to shipment to customers.

INDUSTRY SEGMENT INFORMATION

The company operates in three strategic business segments: commercial, government and network. The commercial segment serves commercial markets, including telecommunications companies, radio equipment companies, television stations, utilities and distributors. Products include antennas and antenna systems, and coaxial cable. The government segment serves government markets--federal, foreign and local. Products include specialized antennas and communication reconnaissance systems sold to various United States government agencies and friendly foreign governments. Products also include coaxial cable and standard antennas sold to government customers. The network segment provides products and services supporting the integration of voice, data and video in corporate telecommunication networks. The corporate and other category includes certain expenses for corporate administration; long-range research and development; costs related to unconsolidated affiliates; and results of operations which do not relate to business segments, as well as the assets associated therewith. Corporate identifiable assets also include cash and equivalents. In 1994 direct and indirect sales to agencies of the United States federal government totaled $27,840,000 compared to $31,257,000 in 1993 and $38,295,000 in 1992.

      Financial information by industry segment is as follows:
                                                            Corporate
(In Thousands)            Commercial Government Network     and Other   Total

1994:
Sales                     $457,803   $ 43,611   $ 52,208    $  4,835    $558,457
Operating income (loss)    112,020      1,067     (5,409)    (31,160)     76,518
Identifiable assets        228,560     66,800     42,502      77,301     415,163
Capital expenditures        22,986      1,527        655       1,927      27,095
Depreciation and
  amortization              13,574      3,256      3,494       2,063      22,387

1993:
Sales                     $315,484   $ 53,958   $ 57,681    $  3,697    $430,820
Operating income (loss)     71,258      2,547     (1,586)    (25,543)     46,676
Identifiable assets        170,560     65,109     52,131      49,303     337,103
Capital expenditures        10,850      2,614      1,975       2,437      17,876
Depreciation and
  amortization              12,451      3,531      3,440       1,764      21,186

1992:
Sales                     $315,906   $ 65,803   $ 55,687    $  4,612    $442,008
Operating income (loss)     59,511      5,598         99    `(21,368)     43,840
Identifiable assets        176,006     66,749     47,605      23,572     313,932
Capital expenditures        12,360      2,450      2,255         779      17,844
Depreciation and
  amortization              13,135      3,880      3,232         616      20,863

                                         ANDREW CORPORATION

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D.) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Due to variability of shipments under large contracts, customers' seasonal installation considerations, variations in product mix and in profitability of individual orders, the company can experience wide quarterly fluctuations in net sales and income. Consequently, it is more meaningful to focus on annual rather than quarterly results.

                            December   March      June       September  Total
                            --------   -----      ----       ---------  -----
                                  (In thousands, except per share amounts)

1994:
Sales                       $121,746   $142,159   $135,970   $158,582   $558,457
Gross profit                  48,820     52,683     58,738     71,955    232,196
Income before income taxes    10,042     14,206     17,294     27,824     69,366
Net income                     6,427      9,092     11,068     17,808     44,395
Net income per share             .25        .35        .42        .68       1.70
Common Stock Price Range:
High                          29         34 3/4     39 1/2     50 1/4
Low                           19 3/4     24 1/4     30 3/4     36


1993:
Sales                       $101,032   $ 99,886   $110,474   $119,428   $430,820
Gross profit                  39,747     39,502     46,129     53,256    178,634
Income before income taxes     7,572      7,203     10,240     18,576     43,591
Net income                     4,770      4,534      6,456     12,102     27,862
Net income per share             .19        .18        .25        .47       1.09
Common Stock Price Range:
High                          16 1/4     20 1/8         19     26 1/8
Low                           11         13 7/8         13     17 7/8

FIVE YEAR FINANCIAL SUMMARY

ANDREW CORPORATION

In Thousands, except per share amounts              1994        1993       1992       1991       1990
- - - -------------------------------------------------------------------------------------------------------
OPERATIONS<F1>
- - - ----------
Sales                                               $ 558,457   $ 430,820  $ 442,008  $ 416,229  $ 365,990
Employee compensation                                 166,850     147,323    145,632    145,079    128,425
Materials, supplies and services                      279,868     214,711    246,338    202,706    187,692
Depreciation                                           19,271      18,065     17,911     17,255     15,141
Increase (decrease) in inventory                       15,950       4,045    (11,713)    10,707        197

Interest expense                                        5,200       5,445      6,133      6,552      5,181
Interest income                                         1,343         830      1,328        961      1,054
Other income (expense)                                 (3,295)      1,530        944        985     (1,191)
Non-recurring items<F2>                                     0           0          0          0          0
Income tax                                             24,971      15,729     14,992     13,698     11,450

Net income                                             44,395      27,862     24,987     22,178     18,161
Net income per share                                     1.70        1.09        .87        .76        .60

FINANCIAL POSITION
- - - ------------------
Working capital                                       169,021     138,689    124,864    150,330    136,068
Property, plant and equipment, net                     74,966      68,113     70,829     72,436     64,638
Total assets                                          415,163     337,103    313,932    343,018    319,542
Long-term debt                                         45,455      50,000     52,556     58,261     63,447
Stockholders' equity                                  272,854     219,570    192,224    217,471    198,524

RATIOS AND OTHER DATA
- - - ---------------------
Current ratio                                             2.8         3.2        2.9        3.5        3.6
Return on sales                                           7.9%        6.5%       5.7%       5.3%       5.0%
Return on average assets                                 11.8%        8.6%       7.6%       6.7%       6.2%
Return on average stockholders' equity                   18.0%       13.5%      12.2%      10.7%       9.5%
Stockholders' equity per ending share outstanding     $ 10.68      $ 8.72     $ 7.85     $ 7.59     $ 6.88

Foreign exchange gain (loss)<F3>                       (2,021)      1,340         17        593       (541)
Research and development                               25,707      22,011     20,156     20,341     22,564
Additions to property, plant and equipment             27,095      17,876     17,844     25,002     25,151
Net assets located outside U.S. at year end           129,300      89,300     64,500     70,000     59,800

Orders entered                                        555,000     436,300    418,300    419,900    361,100
Order backlog to be shipped in 12 months               83,900      85,500     83,900    107,600    111,000
Order backlog over 12 months                              600       1,600      5,500      8,300      9,300
Number of employees at year end:
    Outside United States                                 666         577        591        713        738
    Total  employees                                    3,096       2,924      3,040      3,370      3,200
Average shares of stock outstanding (thousands)        26,118      25,622     28,764     29,199     30,237
Stockholders' of record at year end                     1,482       1,133      1,057      1,137      1,300

<F1>
       All acquired businesses have been accounted for as purchases. Pro forma information is provided on individual acquisitions in the financial statements of the year of acquisition.
<F2>
       In 1984 $1,300 provision for estimated costs of closing a manufacturing plant in Brazil. In 1987 pre-tax charge of $19,000 for restructuring less pre-tax gain of $5,941 on sale of land.
<F3>
       Total foreign exchange gain or loss, realized and unrealized, before provision for applicable taxes.

                               REPORT OF INDEPENDENT AUDITORS


To the Stockholders and Board of Directors
Andrew Corporation

We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.

/s/   Ernst & Young LLP

      Chicago, Illinois
      November  17, 1994

                                        APPENDIX A

PAGES WHERE GRAPHIC           DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL
IMAGE APPEARS                   (In thousands, except per share data)
16                            Bar graph of Gross Profit (Percent to Sales).
                              Data points:  1990-38.4%, 1991-38.2%, 1992-38.3%, 1993-41.5%, 1994-41.6%
16                            Sales and Administrative Expenses (Percent to Sales).
                              Data points:  1990-22.7%, 1991-23.6%, 1992-23.8%, 1993-25.5%, 1994-23.3%
16                            Bar graph of Research and Development Expenses (Percent to Sales).
                              Data points:  1990-6.2%, 1991-4.9%, 1992-4.6%, 1993-5.1%, 1994-4.6%
16                            Bar graph of Operating Income (Percent to Sales).
                              Data points:  1990-9.5%, 1991-9.7%, 1992-9.9%, 1993-10.8%, 1994-13.7%
17                            Bar graph of Net Income (Percent of Sales).
                              Data points:  1990-5.0%, 1991-5.3%, 1992-5.7%, 1993-6.5%, 1994-7.9%
17                            Bar graph of Return on Equity (Percent).
                              Data points:  1990-9.5%, 1991-10.7%, 1992-12.2%, 1993-13.5%, 1994-18.0%
17                            Bar graph of Return on Assets (Percent).
                              Data points:  1990-6.2%, 1991-6.7%, 1992-7.6%, 1993-8.6%, 1994-11.8%
18                            Bar graph of Non-U.S. Sales (In millions).
                              Data points:  1990-$155, 1991-$168, 1992-$168, 1993-$176, 1994-$245
18                            Bar graph of Export Sales (In millions).
                              Data points:  1990-$47, 1991-$50, 1992-$49, 1993-$54, 1994-$102
19                            Bar graph of 12 Month Backlog (In millions).
                              Data points:  1990-$111, 1991-$108, 1992-$84, 1993-$85, 1994-$84
19                            Bar graph of Net Cash from Operations (In millions).
                              Data points:  1990-$35, 1991-$32, 1992-$51, 1993-$55, 1994-$52
19                            Bar graph of Capital Expenditures (In millions).
                              Data points:  1990-$25, 1991-$25, 1992-$18, 1993-$18, 1994-$27
19                            Bar graph of Total Debt (In millions).
                              Data points:  1990-$67, 1991-$62, 1992-$54, 1993-$50, 1994-$50
