Form 10-K405, Exhibit 13
period 1995-09-30
ANDREW CORP
filed 1995-12-22
CIK 317093

Operations Review

  Continued growth in global wireless communications markets resulted in another record year for Andrew Corporation. Sales, net income and earnings per share rose to record levels for the fiscal year ended September 30, 1995. Strong demand for wireless communications products and systems within the cellular and land mobile markets of the commercial business segment were major contributors to a successful year. The strength in the commercial business segment was partially offset by decreased sales in the government and network business segments. Favorable product mix, volume efficiencies, continued cost control efforts and a decrease in other expenses resulted in net income increasing at a faster pace than sales.

  SALES rose 12% in 1995 to $626.5 million. International sales remained solid in 1995 representing 45% of the company's sales compared to 44% in 1994. Sales in the commercial business segment increased 18% to $542.5 million in 1995 from $457.8 million in 1994. The increase was primarily attributable to coaxial cable sales. In addition, terrestrial microwave and broadcast products contributed to the strong sales growth in this segment. In 1994, commercial business segment sales included $42.8 million in coaxial cable, towers and services provided to a consortium that developed a major cellular system in Argentina. As a result of consolidation of its operations, the network business segment experienced a 25% decrease in sales in 1995 to $39.2 million versus $52.2 million in 1994. Government business segment sales declined 5% to $41.5 million.

  COST OF PRODUCTS SOLD as a percentage of sales decreased in 1995 to 57.1% from 58.4% in 1994 and 58.5% in 1993. The decreases resulted from favorable product mix, primarily increased coaxial cable sales, and volume efficiencies within the commercial business segment. In addition, the government business segment contributed to the improvement in margins through continued cost containment efforts. These improvements were slightly offset by lower gross margins in the network business segment.

  OPERATING EXPENSES improved as a percentage of sales. Selling and administrative expenses, as a percentage of sales, were 21.5% in 1995, compared to 23.3% in 1994 and 25.5% in 1993. The reductions in 1995 and 1994 were accomplished largely due to a significantly greater rate of sales growth than expense growth. Total dollar spending increased to $134.9 million, up 3.8% in 1995, from $130 million in 1994, and $109.9 million, up 18.2% in 1993 on sales increases of 12.2% and 29.6% respectively. The expense increase in 1994 was attributable to increased profit sharing and marketing expenses and costs related to the continued support of the Russian and Ukrainian joint ventures.

  RESEARCH AND DEVELOPMENT expenses decreased to $23.8 million in 1995, compared to $25.7 million in 1994 and $22.0 million in 1993. The decline in 1995 stemmed primarily from cost reduction efforts within the government business segment and the consolidation of the network business operations.

  OTHER INCOME AND EXPENSE improved in 1995. Net interest expense was $2.7 million in 1995, versus $3.9 million in 1994 and $4.6 million in 1993. The declines are primarily attributable to increases in interest income due to larger investment balances. Net other expense declined to $1.4 million in 1995 from $3.3 million in 1994. The decline was due to a $2.7 million gain realized on the sales of Allen group debentures which was partially offset by the company's equity loss of $1.5 million related to its Russian and Ukrainian joint ventures. In 1994 the equity loss recorded from the joint ventures totaled
$.9 million.

  NET INCOME increased 52.7% to $67.8 million in 1995. Increased sales and the resultant volume efficiencies and favorable product mix, along with cost containment efforts in sales, administrative, and research and development expenses and a reduction in other expenses, contributed to net income growing faster than sales. In 1994, net income increased 59% to $44.4 million from $27.9 million in 1993, also exceeding the revenue growth rate. The significant growth in 1994 was attributable to changes in product mix, improved productivity and cost controls.
  The company's effective tax rate was 36% in 1995 and 1994 and 36.1% in 1993.

  LIQUIDITY also improved with $53.8 million in cash generated from operating activities in 1995, compared to $51.8 million in 1994 and $55.0 million in 1993. This has enabled the company to continue to finance investments and working capital internally. Increases in inventory and accounts receivable in 1995 partially offset cash generated from net income. The inventory increase was primarily for the coaxial cable, wireless telephone accessories and equipment building businesses. The increase in accounts receivable was the result of higher sales levels.

  Capital expenditures increased $19.8 million to $46.9 million in 1995. Plant expansion and productivity-related enhancements to increase capacity within the commercial business segment contributed to the majority of the increase. In 1994 and 1993 capital expenditures totaled $27.1 million and $17.9 million, respectively. The increase in expenditures in 1994 was primarily due to the purchase of an equipment building manufacturing facility built in Newnan, Georgia, and the addition of several distribution warehouses.

  The company has a $50 million available line of credit under which there were no borrowings during 1995. During the first quarter of 1995, the company received $3.8 million from an Industrial Development Revenue Bond with Coweta County, Georgia in connection with the construction of the company's facility in Newnan, Georgia. At September 30, 1995 the company had $45.5 million of senior notes outstanding, of which $4.5 million is due within one year.

  Andrew has never paid cash dividends. It is the present policy of the Board of Directors to retain earnings in the business to finance investments and operations.

  CHANGES IN ACCOUNTING PRINCIPLES included the adoption of Statement of Financial Accounting Standard (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" during the first quarter of fiscal 1995. The adoption of SFAS No. 115 did not have a material effect on the company's financial statements.

                                 Andrew Corporation
                         Consolidated Statements of Income
                      (In thousands, except per share amounts)
                                                   Year Ended September 30
                                             1995         1994         1993
                                           ---------    ---------    ---------
Sales                                      $ 626,463    $ 558,457    $ 430,820
Cost of products sold                        357,745      326,261      252,186
                                           ---------    ---------    ---------
Gross Profit                                 268,718      232,196      178,634

Operating Expenses
Sales and administrative                     134,852      129,971      109,947
Research and development                      23,771       25,707       22,011
                                           ---------    ---------    ---------
                                             158,623      155,678      131,958
                                           ---------    ---------    ---------
Operating Income                             110,095       76,518       46,676

Other
Interest expense                               5,280        5,200        5,445
Interest income                               (2,533)      (1,343)        (830)
Other expense (income)                         1,396        3,295       (1,530)
                                           ---------    ---------    ---------
                                               4,143        7,152        3,085
                                           ---------    ---------    ---------
Income Before Income Taxes                   105,952       69,366       43,591

Income taxes                                  38,143       24,971       15,729
                                           ---------    ---------    ---------
Net Income                                 $  67,809    $  44,395    $  27,862
                                           =========    =========    =========

Net Income per Average Share of
Common Stock Outstanding                   $    1.73    $    1.13    $     .72
                                           =========    =========    =========

Average Shares Outstanding                    39,295       39,177       38,433
                                           =========    =========    =========

See Notes to Consolidated Financial Statements.

                                                Andrew Corporation
                                            Consolidated Balance Sheets
                                               (Dollars in thousands)
                                                    September 30
                                                 1995         1994
                                               ---------    ---------
ASSETS
Current Assets
Cash and cash equivalents                      $  45,085    $  40,267
Accounts receivables, less allowances
  (1995-$3,066; 1994-$2,769)                     141,732      126,821
Inventories
  Finished products                               43,646       31,413
  Materials and work in process                   75,788       56,174
                                               ---------    ---------
                                                 119,434       87,587

Miscellaneous current assets                       4,430        5,974
                                               ---------    ---------
Total Current Assets                             310,681      260,649


Other Assets
Costs in excess of net assets of
 businesses acquired, less accumulated
 amortization (1995-$16,524; 1994-$13,919)        35,667       38,272
Investments in and advances to affiliates         33,480       27,119
Investments and other assets                      10,661       14,157


Property, Plant, and Equipment
Land and land improvements                         9,402        8,496
Buildings                                         55,069       52,422
Equipment                                        209,039      169,716
Allowances for depreciation and amortization    (172,970)    (155,668)
                                               ---------    ---------
                                                 100,540       74,966
                                               ---------    ---------
Total Assets                                   $ 491,029    $ 415,163
                                               =========    =========

See Notes to Consolidated Financial Statements.

                                                       September 30
                                                    1995         1994
                                                  ---------    ---------
                                                  (Dollars in thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable                                  $  26,726    $  24,902
Accrued expenses and other liabilities               17,607       24,354
Compensation and related expenses                    25,310       22,928
Income taxes                                         13,666       14,899
Current portion of long-term debt                     4,545        4,545
                                                  ---------    ---------
Total Current Liabilities                            87,854       91,628

Deferred Liabilities                                  7,087        5,226

Long-Term Debt, less current portion                 44,710       45,455

Stockholders' Equity Common stock
 (par value, $.01 a share: 100,000,000
  shares authorized; 45,653,823
  shares issued, including treasury)                    457          304
Additional paid-in capital                           44,437       31,205
Foreign currency translation                          1,076       (1,283)
Retained earnings                                   362,738      294,929
Treasury stock, at cost (6,648,675 shares
  in 1995; 7,336,740 shares in 1994)                (57,330)     (52,301)
                                                  ---------    ---------
                                                    351,378      272,854
                                                  ---------    ---------
Total Liabilities and Equity                      $ 491,029    $ 415,163
                                                  =========    =========

See Notes to Consolidated Financial Statements

                                                Andrew Corporation
                                       Consolidated Statements of Cash Flows
                                                (Dollars in thousands)
                                                 Year Ended September 30
                                                 1995       1994       1993
                                               --------   --------   --------
Cash Flows from Operations
Net Income                                     $ 67,809   $ 44,395   $ 27,862

Adjustments to Net Income
Depreciation and amortization                    24,960     22,387     21,186
Equity in losses of affiliates                    1,462        913        150
Increase in accounts receivable                 (13,086)   (17,329)       (17)
Increase in inventories                         (31,517)   (15,950)    (4,045)
Decrease (increase) in miscellaneous
  current and other assets                        5,700     (1,859)    (1,290)
Increase in receivables from affiliates          (1,171)    (6,467)      --
Increase (decrease) in accounts
  payable and other liabilities                    (416)    26,572      9,754
Other                                                53       (841)     1,418
                                               --------   --------   --------
Net Cash from Operations                         53,794     51,821     55,018

Investing Activities
Capital expenditures                            (46,864)   (27,095)   (17,876)
Investments in and advances to affiliates        (7,823)   (10,626)   (15,513)
Proceeds from sale of property,
  plant and equipment                               532        405        697
                                               --------   --------   --------
Net Cash Used in Investing Activities           (54,155)   (37,316)   (32,692)

Financing Activities
Proceeds from issuance of long-term debt          3,800       --         --
Payments on long-term debt                       (4,545)      --       (4,025)
Short-term borrowings -net payments                --         --       (8,000)
Stock purchase and option plans                   5,561      3,255      5,464
                                               --------   --------   --------
Net Cash From (Used for) Financing Activities     4,816      3,255     (6,561)
Effect of exchange rate changes on cash             363        778     (1,469)
                                               --------   --------   --------
Increase for the year                             4,818     18,538     14,296

Cash and equivalents at beginning of year        40,267     21,729      7,433
                                               --------   --------   --------
Cash and Equivalents at End of Year            $ 45,085   $ 40,267   $ 21,729
                                               ========   ========   ========

See Notes to Consolidated Financial Statements.

                                           Andrew Corporation
                              Consolidated Statements of Stockholders' Equity
                                         (Dollars in thousands)
                                       Year Ended September 30
                                   1995        1994        1993
                                 ---------   ---------   ---------
Common Stock Issued
Balance at beginning of year     $     304   $     203   $     101
Three-for-two stock split              153         101        --
Two-for-one stock split               --          --           102
                                 ---------   ---------   ---------
Balance at End of Year           $     457   $     304   $     203
                                 =========   =========   =========

Additional Paid-In Capital
Balance at beginning of year     $  31,205   $  28,448   $  28,343
Three-for-two stock split             (153)       (101)       --
Two-for-one stock split               --          --          (102)
Stock purchase and option plans     13,385       2,858         207
                                 ---------   ---------   ---------
Balance at End of Year           $  44,437   $  31,205   $  28,448
                                 =========   =========   =========

Retained Earnings
Balance at beginning of year     $ 294,929   $ 250,534   $ 222,672
Net Income                          67,809      44,395      27,862
                                 ---------   ---------   ---------
Balance at End of Year           $ 362,738   $ 294,929   $ 250,534
                                 =========   =========   =========

Treasury Stock
Balance at beginning of year     $ (52,301)  $ (54,205)  $ (61,144)
Stock purchase and option plans     (5,029)      1,904       6,939
                                 ---------   ---------   ---------
Balance at End of Year           $ (57,330)  $ (52,301)  $ (54,205)
                                 =========   =========   =========

See Notes to Consolidated Financial Statements.

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

Inventories. Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 41% of total inventories in 1995 and 44% of total inventories in 1994. The remaining inventories are valued on the first-in, first-out (FIFO) method.

If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have been increased by $11,189,000 and $11,610,000 at September 30, 1995 and 1994, respectively.

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

                                                ANDREW CORPORATION
                         Notes to Consolidated Financial Statements (Cont'd.)

Summary of Significant Accounting Policies  (Cont'd.)

Foreign currency translation. The functional currency for the company's foreign operations is predominantly the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average monthly exchange rates for revenue and expense accounts. Adjustments resulting from translation are included as a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in determining net income.

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

Accounting changes. The company adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" during the first quarter of fiscal year 1995. During the first quarter of 1994, the company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions,"
SFAS No. 109 "Accounting for Income Taxes," and SFAS No. 112 "Employers' Accounting for Postemployment Benefits". The adoption of these statements did not have a material effect on the company's financial statements.

                                                ANDREW CORPORATION
                         Notes to Consolidated Financial Statements (Cont'd.)


Investments In Affiliates

The company's investments in affiliates represents 40 to 50 percent interests in several start-up network telecommunications joint ventures in Russia and Ukraine. The combined operating results of the ventures and the company's share thereof were not material to the company's 1995, 1994 and 1993 operating results.

Unbilled Receivables

At September 30, 1995, unbilled receivables of $11,750,000 are included in accounts receivable, compared to $14,207,000 at September 30, 1994. These amounts will be billed to customers in accordance with contract terms and delivery schedules and are generally expected to be collected within one year.

Profit Sharing Plans

Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 1995, 1994 and 1993 were $11,561,000, $10,915,000 and $7,020,000, respectively.

                                                ANDREW CORPORATION
                           Notes to Consolidated Financial Statements (Cont'd.)


Borrowings

The company has a $50 million revolving credit agreement under which there were no amounts outstanding at September 30, 1995.

Long-term debt at September 30 consisted of the following:

Dollars in thousands                                  1995              1994
                                                     -------          -------
9.52% senior notes payable to insurance companies
    in annual installments from 1995 to 2005         $45,455          $50,000
Variable rate Industrial Development Revenue Bond
    with Coweta County, Georgia                        3,800                -
Less Current Portion                                   4,545            4,545
                                                     -------          -------
Total Long-Term Debt                                 $44,710          $45,455
                                                     =======          =======

Under the terms of the loan agreements, the company is required to maintain certain levels of working capital and net worth. The loan agreements further provide restriction on dividend payments. At September 30, 1995 all these requirements have been met.

The principal amounts of long-term debt maturing after September 30, 1995 are $4,545,000 annually in each fiscal year from 1996 through 2000 and $26,530,000 thereafter.

Cash payments for interest on all borrowings were $4,930,000, $5,024,000 and $5,166,000 in 1995, 1994 and 1993, respectively.

The carrying amount of long-term debt as of September 30, 1995 approximates fair value. The fair value was determined by discounting the future cash outflows based upon the current market rates for instruments with a similar risk and term to maturity.

                                                ANDREW CORPORATION
                      Notes to Consolidated Financial Statements (Cont'd.)


Income Taxes

The composition of the provision for income taxes follows:

                               Year Ended September 30
                           1995         1994        1993
                         ---------    --------    --------
                               (Dollars in thousands)
Currently Payable:
Federal                  $  18,897    $ 13,504    $  3,986
Non-United States           13,533      12,779      10,817
State                        3,408       2,867       1,223
                         ---------    --------    --------
                            35,838      29,150      16,026
Deferred (Credit):
Federal and State            2,207      (3,659)       (260)
Non-United States               98        (520)        (37)
                         ---------    --------    --------
                             2,305      (4,179)       (297)
                         ---------    --------    --------
                         $  38,143    $ 24,971    $ 15,729
                         =========    ========    ========

Income Taxes Paid        $  26,024    $ 18,474    $  7,230
                         =========    ========    ========

Components of Income
  Before Income Taxes:
United States               63,768    $ 30,923    $ 11,969
Non-United States           42,184      38,443      31,622
                         ---------    --------    --------
                         $ 105,952    $ 69,366    $ 43,591
                         =========    ========    ========

The company's effective income tax rate varied from the statutory United States federal income tax rate because of the following:
                                    1995      1994     1993
                                    ----      ----     ----
Statutory United States
  federal tax rate                  35.0%     35.0%    35.0%
Foreign Sales Corporation (FSC)     (2.3)     (2.7)    (2.5)
State income taxes, net of
  federal tax effect                 2.2       2.4      1.8
Goodwill amortization                0.9       1.3      2.1
Other items                          0.2       --       (.3)
                                    ----      ----     ----
Effective Tax Rate                  36.0%     36.0%    36.1%
                                    ====      ====     ====

                                                ANDREW CORPORATION

                        Notes to Consolidated Financial Statements (Cont'd.)


Income Taxes  (Cont'd.)

The tax effects of temporary differences have given rise to gross deferred tax assets of $7,402,000, primarily accrued expenses and inventory, and gross deferred tax liabilities of $5,781,000, primarily depreciation, as of September 30, 1995. The company has not recorded a valuation allowance for deferred tax assets, because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

No provision has been made for income taxes of approximately $4,563,000 at September 30, 1995, which would be payable should undistributed net income of $74,919,000 of subsidiaries located outside the United States be distributed as dividends, since any tax resulting from such a distribution could be substantially offset by resulting tax credits.

                                                ANDREW CORPORATION

                     Notes to Consolidated Financial Statements (Cont'd.)


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

The company currently maintains a long-term Management Incentive Program which provides for the issuance of up to 4,050,000 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Substantially all options granted under this plan become fully exercisable at the end of a four-year period and expire five years after grant.

The company also maintains a Stock Option Plan for non-employee Directors that provides for the issuance of up to 450,000 common shares. Options issued under this plan vest over a five year period and expire ten years after grant.

Information on options for the last three years ended September 30 is as follows:

                                      1995            1994            1993
                                   ----------      ----------      ----------
Outstanding at beginning of year    1,564,800       1,687,428       2,619,873
Granted                               372,450         462,150         225,000
Expired or  cancelled                 (32,067)        (63,810)       (186,723)
Exercised                            (852,900)       (520,968)       (970,722)
                                   ----------      ----------      ----------
Outstanding at End of Year          1,052,283       1,564,800       1,687,428
                                   ----------      ----------      ----------

Exercisable at End of Year            136,350         510,495         466,650
                                   ==========      ==========      ==========

Price range of options:
Outstanding at end of year         $ 2.95-38.50    $ 2.95-21.55    $ 2.95-12.11
Granted during the year            $34.33-38.50    $15.67-21.55    $ 9.39-12.11
Exercised during the year          $ 4.33- 9.39    $ 3.11-12.11    $ 2.95- 8.81

The company also has an Employee Stock Purchase Plan which expires February 1, 1999. All employees with six months of service as of the annual offering date are eligible to participate in this Plan. The Plan authorizes up to 787,500 shares of Common Stock to be sold to employees at 85% of market value.
Through September 30, 1995, 185,178 shares have been issued under the Plan.

                                                ANDREW CORPORATION
                          Notes to Consolidated Financial Statements (Cont'd.)


Stockholders' Equity (Cont'd.)

At September 30, 1995, 2,627,790 shares of Common Stock were reserved for the various stock plans described above.

On February 8, 1995, the company's Board of Directors approved a three-for-two stock split to stockholders of record on February 22, 1995, payable March 8, 1995. A three-for-two stock split was also effected in March, 1994 and a two-for-one stock split was effected in March, 1993.

Common Stock issued and outstanding and held in treasury is summarized in the tables below:

                                             1995          1994          1993
                                         -----------   -----------   -----------
Shares of Common Stock- Issued
Balance at beginning of year              30,435,882    20,290,588    10,145,294
Three-for-two stock split                 15,217,941    10,145,294          --
Two-for-one stock split                         --            --      10,145,294
                                         -----------   -----------   -----------
Balance at End of Year                    45,653,823    30,435,882    20,290,588
                                         ===========   ===========   ===========

Shares of Common Stock-Held in Treasury
Balance at beginning of year               4,891,160     3,495,678     1,982,452
Three-for-two stock split                  2,445,580     1,747,839          --
Two-for-one stock split                         --            --       1,825,057
Stock option and purchase plans             (688,065)     (352,357)     (311,831)
                                         -----------   -----------   -----------
Balance at End of Year                     6,648,675     4,891,160     3,495,678
                                         ===========   ===========   ===========

Foreign currency translation adjustments increased equity by $2.4 million during the year ended September 30, 1995. Foreign currency translation adjustments increased equity $4.1 million and decreased equity $7.6 million during the years ended September 30, 1994 and 1993, respectively.

                                                ANDREW CORPORATION
                         Notes to Consolidated Financial Statements (Cont'd.)

Geographic Area Information

Principal financial data by major geographic area:
                                   1995      1994      1993
                               --------  --------  --------
                                 (Dollars in thousands)
Sales
United States:
Customers                      $447,384  $415,501  $309,262
Intercompany                     62,302    42,754    34,539
                               --------  --------  --------
                                509,686   458,255   343,801
Europe:
Customers                       125,010    94,620    79,614
Intercompany                     13,890     5,462     2,510
                               --------  --------  --------
                                138,900   100,082    82,124

Australasia:
Customers                        32,531    29,254    17,201
Intercompany                      1,208       390       228
                               --------  --------  --------
                                 33,739    29,644    17,429

Other Americas:
Customers                        21,538    19,082    24,743
Intercompany                      5,285     3,449     3,008
                               --------  --------  --------
                                 26,823    22,531    27,751

Eliminations                     82,685    52,055    40,285
                               --------  --------  --------
Consolidated Sales             $626,463  $558,457  $430,820
                               ========  ========  ========

United States - Export Sales   $103,090  $101,829  $ 54,253
                               ========  ========  ========

Operating Income:
United States                  $ 69,664  $ 42,436  $ 17,260
Europe                           19,862    17,440    17,910
Australasia                      16,979    12,447     6,472
Other Americas                    3,590     4,195     5,034
                               --------  --------  --------
Consolidated Operating Income  $110,095  $ 76,518  $ 46,676
                               ========  ========  ========

Assets Identifiable to:
United States                  $359,045  $313,121  $253,059
Europe                          100,208    75,257    59,922
Australasia                      13,019    11,406     7,273
Other Americas                   18,757    15,379    16,849
                               --------  --------  --------
Consolidated Assets            $491,029  $415,163  $337,103
                               ========  ========  ========

Sales and transfers between geographic areas are made at amounts which approximate manufacturing cost and generally consist of products which require additional processing and with respect to which related selling, marketing and engineering expenses are incurred prior to shipment to customers.

                                                ANDREW CORPORATION
                   Notes to Consolidated Financial Statements (Cont'd.)


Industry Segment Information

The company operates in three strategic business segments: commercial, government and network. The commercial segment serves commercial markets, including communications companies, radio equipment companies, television stations, utilities and distributors. Products include antennas and antenna systems, and coaxial cable. The government segment serves government markets--federal, foreign and local. Products include specialized antennas and communication reconnaissance systems sold to various United States government agencies and friendly foreign governments. Products also include coaxial cable and standard antennas sold to government customers. The network segment provides products and services supporting the integration of voice, data and video in corporate communication networks. The corporate and other category includes certain expenses for corporate administration; long-range research and development; costs related to unconsolidated affiliates; and results of operations which do not relate to business segments, as well as the assets associated therewith. Corporate identifiable assets also include cash and equivalents. In 1995, direct and indirect sales to agencies of the United States federal government totaled $22,337,000 compared to $27,840,000 in 1994 and $31,257,000 in 1993.

Financial information by industry segment is as follows:

                                                            Corporate
(Dollars in thousands)   Commercial  Government  Network    And Other  Total
                         ----------  ----------  -------    ---------  -----
1995:
Sales                    $542,487    $41,455     $39,217    $ 3,304    $626,463
Operating income (loss)   138,774      3,879      (3,048)   (29,510)    110,095
Identifiable assets       315,933     75,308      36,834     62,954     491,029
Capital expenditures       41,323      1,436       1,305      2,800      46,864
Depreciation and
  amortization             18,289      2,131       3,202      1,338      24,960


1994:
Sales                    $457,803    $43,611     $52,208    $ 4,835    $558,457
Operating income (loss)   112,020      1,067      (5,409)   (31,160)     76,518
Identifiable assets       228,560     66,800      42,502     77,301     415,163
Capital expenditures       22,986      1,527         655      1,927      27,095
Depreciation and
  amortization             13,574      3,256       3,494      2,063      22,387

1993:
Sales                    $315,484    $53,958     $57,681    $ 3,697    $430,820
Operating income (loss)    71,258      2,547      (1,586)   (25,543)     46,676
Identifiable assets       170,560     65,109      52,131     49,303     337,103
Capital expenditures       10,850      2,614       1,975      2,437      17,876
Depreciation and
  amortization             12,451      3,531       3,440      1,764      21,186

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

                            December   March      June       September  Annual
                            --------   -----      ----       ---------  ------
(In thousands,
 except per share amounts)
1995:
Sales                       $142,605   $156,343   $161,272   $166,243   $626,463
Gross profit                  58,758     63,448     70,341     76,171    268,718
Income before income taxes    17,553     22,046     28,821     37,532    105,952
Net income                    11,234     14,109     18,446     24,020     67,809
Net income per share<F1>        0.28       0.36       0.47       0.61       1.73

Common Stock Price Range:
High                          35-3/4     44-3/4     57-7/8         64
Low                           29-1/2         34         41         55



1994:
Sales                       $121,746   $142,159   $135,970   $158,582   $558,457
Gross profit                  48,820     52,683     58,738     71,955    232,196
Income before income taxes    10,042     14,206     17,294     27,824     69,366
Net income                     6,427      9,092     11,068     17,808     44,395
Net income per share             .17        .23        .28        .45       1.13
Common Stock Price Range:
High                          19-1/3     23-1/8     26-1/3     33-1/2
Low                           13-1/8     16-1/8     20 1/2         24

<F1>
The sum of net income per share for the four quarters in 1995 does not equal earnings per share for the year due to differences in average shares outstanding.

                         Report of Independent Auditors


To the Stockholders and Board of Directors
Andrew Corporation

We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

/s/ Ernst & Young, LLP
Chicago, Illinois
November 3, 1995

FIVE YEAR FINANCIAL SUMMARY

ANDREW CORPORATION
Dollars in thousands, except per share amounts     1995        1994         1993         1992         1991
--------------------------------------------------------------------------------------------------------------
Operations<F1>
-------------
Sales                                              $626,463    $558,457     $430,820     $442,008     $416,229
Employee compensation                               182,501     166,850      147,323      145,632      145,079
Materials, supplies and services                    343,544     311,768      222,801      222,912      224,120
Depreciation                                         21,840      19,271       18,065       17,911       17,255
Increase (decrease) in inventory                     31,517      15,950        4,045      (11,713)      10,707

Interest expense                                      5,280       5,200        5,445        6,133        6,552
Interest income                                       2,533       1,343          830        1,328          961
Other income (expense)                               (1,396)     (3,295)       1,530          944          985
Non-recurring items<F2>                                               -            -            -            -
Income tax                                           38,143      24,971       15,729       14,992       13,698

Net income                                           67,809      44,395       27,862       24,987       22,178
Net income per share                                   1.73        1.13          .72          .58          .51


Financial Position
------------------
Working capital                                     222,827     169,021      138,689      124,864      150,330
Property, plant and equipment, net                  100,540      74,966       68,113       70,829       72,436
Total assets                                        491,029     415,163      337,103      313,932      343,018
Long-term debt                                       44,710      45,455       50,000       52,556       58,261
Stockholders' equity                                351,378     272,854      219,570      192,224      217,471


Ratios and Other Data
---------------------
Current ratio                                           3.5         2.8          3.2          2.9          3.5
Return on sales                                        10.8%        7.9%         6.5%         5.7%         5.3%
Return on average assets                               15.0%       11.8%         8.6%         7.6%         6.7%
Return on average stockholders' equity                 21.7%       18.0%        13.5%        12.2%        10.7%
Stockholders' equity per share outstanding         $   9.01    $   7.12     $   5.81     $   5.23     $   5.06
Foreign exchange gain (loss)<F3>                     (1,794)    ( 2,021)       1,340           17          593
Research and development                             23,771      25,707       22,011       20,156       20,341
Additions to property, plant and equipment           46,864      27,095       17,876       17,844       25,002
Net assets located outside U.S. at year end         159,400     129,300       89,300       64,500       70,000
Orders entered                                      685,600     555,000      436,300      418,300      419,900
Order backlog to be shipped in 12 months            124,900      83,900       85,500       83,900      107,600
Order backlog over 12 months                         18,500         600        1,600        5,500        8,300
Number of employees at year end:
    Outside United States                               752         651          577          591          713
    Total  employees                                  3,345       3,096        2,924        3,040        3,370
Average shares of stock outstanding (thousands)      39,295      39,177       38,433       43,146       43,799
Stockholders' of record at year end                   2,340       1,482        1,133        1,057        1,137

<F1>
    All acquired businesses have been accounted for as purchases.  Pro forma information is provided on individual acquisitions in the financial statements of the year of acquisition.
<F2>
    In 1987, pre-tax charge of $19,000 for restructuring less pre-tax gain of $5,941 on sale of land.
<F3>
    Total foreign exchange gain or loss, realized and unrealized, before provision for applicable taxes.

                                   APPENDIX A

PAGES WHERE GRAPHIC      DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL
IMAGE APPEARS              (In thousands, except per share data)
16                       Bar graph of Sales (Dollars in Millions)
                         Data points:  1991-$416, 1992-$442, 1993-$431, 1994-$558, 1995-$626
16                       Bar graph of Sales-International (Dollars in Millions)
                         Data points:  1991-$168, 1992-$168, 1993-$176, 1994-$245, 1995-$282
16                       Bar graph of Sales-U.S. Export (Dollars in Millions)
                         Data points:  1991-$50, 1992-$49, 1993-$54, 1994-$102, 1995-$103
17                       Bar graph of Gross Profit (Dollars in Millions)
                         Data points:  1991-$159, 1992-$169, 1993-$179, 1994-$232, 1995-$269
17                       Bar graph of Sales and Administrative Expenses (Dollars in Millions)
                         Data points:  1991-$98, 1992-$105, 1993-$110, 1994-$130, 1995-$135
17                       Bar graph of Research and Development Expenses (Dollars in Millions)
                         Data points:  1991-$20, 1992-$20, 1993-$22, 1994-$26, 1995-$24
18                       Bar graph of Operating Income (Percent to Sales)
                         Data points:  1991-9.7%, 1992-9.9%, 1993-10.8%, 1994-13.7%, 1995-17.8%
18                       Bar graph of Net Income (Dollars in Millions)
                         Data points:  1991-$22.2, 1992-$25.0, 1993-$27.9, 1994-$44.4, 1995-$67.8
18                       Bar graph of 12-Month Backlog (Dollars in Millions)
                         Data points:  1991-$108, 1992-$84, 1993-$85, 1994-$84, 1995-$125
19                       Bar graph of Return on Equity (Percent)
                         Data points:  1991-10.7%, 1992-12.2%, 1993-13.5%, 1994-18.0%, 1995-21.7%
19                       Bar graph of Return on Assets (Percent)
                         Data points:  1991-6.7%, 1992-7.6%, 1993-8.6%, 1994-11.8%, 1995-15.0%
19                       Bar graph of Sales per Employee (Dollars in Thousands)
                         Data points:  1991-$127, 1992-$138, 1993-$144, 1994-$186, 1995-$195
20                       Bar graph of Net Cash from Operations (Dollars in Millions)
                         Data points:  1991-$32.3, 1992-$50.9, 1993-$55.0, 1994-$51.8, 1995-$53.8
20                       Bar graph of Capital Expenditures (Dollars in Millions)
                         Data points:  1991-$25, 1992-$18, 1993-$18, 1994-$27, 1995-$47
20                       Bar graph of Total Debt (Dollars in Millions)
                         Data points:  1991-$62, 1992-$54, 1993-$50, 1994-$50, 1995-$49