Form 10-K, Exhibit 13
period 1996-09-30
ANDREW CORP
filed 1996-12-20
CIK 317093

OPERATIONS REVIEW

Andrew Corporation once again set record highs in orders, sales, net income and net income per share for the fiscal year ended September 30, 1996. In the United States, accelerating construction for PCS more than offset slower cellular construction. International cellular, common carrier and broadcast markets were consistently strong throughout the year. Expanded manufacturing capacity, new distribution locations and new products strengthened the company's ability to compete in the growing, global wireless market.

During fiscal 1996, Andrew completed three acquisitions that added new products and improved accessibility to our markets. In December 1995, the company purchased a 51% interest in MAPRA Industria e Comercio Ltda. and GERBO Telecommunicacoes e Servicos Ltda., located in Brazil. The companies manufacture, distribute and sell antennas, waveguide and towers and provide installation services. In March 1996, the company completed its acquisition of The Antenna Company, a manufacturer and distributor of wireless telephone accessories and mobile antennas. In June 1996, Andrew purchased an 80% interest in the SATCOM Group of Companies, a distributor of commercial products, located in South Africa.

Sales for the year increased $129.6 million or 20% over 1995 to $793.6 million. Sales in the commercial business segment increased $151.4 million or 26% to $731.3 million. In 1996, a 28% increase in sales of coaxial cable, a 25% increase in terrestrial microwave antenna systems and a 31% increase in cellular telephone accessories fueled the increase in the commercial business segment. In 1996, the government business segment and the network business segment declined 18% and 30%, respectively. In 1995, the commercial business segment increased $92.4 million or 19% over 1994 to $580.0 million. Increased sales of coaxial cable and strong growth in terrestrial microwave, wireless accessories and broadcast products contributed to growth in the commercial segment in 1995.

Cost of Products Sold, as a percentage of sales revenue, remained relatively unchanged over the three-year period. Cost of goods sold as a percentage of sales revenue was 58.1%, 57.5% and 58.8% in 1996, 1995 and 1994, respectively. During 1996, increased raw material prices and price competition were partially offset by changes in product mix, the effect of efficiencies of volume and manufacturing improvements.

Research and Development expenses rose as the company continued to invest in the future. In 1996, research and development spending increased $7.9 million or 31.4% to $33.0 million, compared with $25.1 million in 1995 and $26.6 million in 1994. The increase in 1996 reflects the company's new product development efforts in the commercial business segment. The decline in 1995 stems from the company's cost reduction efforts in the government business segment and the network business.

Operating Expenses over the last three years increased at a much lower rate than the increase in sales revenue. Improved systems, centralization of selling and administrative functions and productivity gains are all important factors in this trend. Selling and administrative expenses as a percentage of sales revenue decreased to 19.3% in 1996 compared with 21.5% in 1995 and 23.3% in 1994. Total spending increased $10.3 million or 7.2% to $153.3 million in 1996 compared to $143.0 million in 1995 and $136.8 million in 1994.

Other Expense increased 5.2% over 1995 to $4.7 million, while 1995 decreased 39.5% compared with 1994. In 1996, net interest expense increased 6.5% to $3.3 million. In 1995, it decreased 25.7% from the $4.1 million reported in 1994. Net other expense in 1996 increased to $1.5 million from $1.4 million and in 1995, it decreased from $3.3 million in 1994. In 1996, foreign exchange gains of $1.0 million were offset by the one-time charge of $1.5 million related to acquisition of The Antenna Company and recording of the minority interest's share in the net income of the company's operations in Brazil and South Africa. In 1995, net other expense included foreign exchange losses ($1.7 million), the company's share of the losses in its joint ventures in Russia ($1.5 million) and other miscellaneous expenses ($0.9 million). In 1995, these expenses were offset by the $2.7 million gain on the sale of the Allen group debentures.

Net Income increased 29.2% to $90.4 million in 1996, making this the sixth consecutive year in which the percentage increase in net income exceeded the percentage increase in sales revenue. Volume efficiencies, increased productivity, cost containment and favorable product mix all contributed with this trend.

Liquidity: Net cash from operations increased 19.7% to $66.8 million in 1996 compared with $55.8 million in 1995 and $52.3 million in 1994. In 1996, increases in net income, depreciation, accounts payable and accrued liabilities were partially offset by increases in accounts receivable and inventory. Higher sales volume in the fourth quarter of 1996 contributed to the increase in accounts receivable.

Net cash used in investing activities increased 42.1% to $78.7 million in 1996. The company's acquisitions in Brazil and South Africa required the use of $17.8 million. In 1996, capital expenditures increased 9.2% to $52.5 million, and 1995 was up 68.9% over 1994. During 1996, the company spent $2.9 million of a projected $10 million investment in equipment and expanded manufacturing capacity at its recently acquired facilities in Brazil. In the United States, investments in additional cable manufacturing facilities also contributed to this increase. In 1995, plant expansion and productivity-related enhancements to increase capacity within the commercial business segment contributed to the majority of the increase in capital expenditures over 1994. In 1996, the company loaned $7.8 million to its joint ventures in Russia.

Net cash used in financing activities was $2.0 million in 1996 compared with net cash from financing activities of $4.6 million and $4.3 million in 1995 and 1994, respectively. During 1996, the company liquidated The Antenna Company's short-term debt of $5.0 million. As of September 30, 1996 the company had $40.9 million of senior notes outstanding of which $5.0 million was due within one year. The company maintains a $75 million revolving line of credit agreement with Bank of America, Illinois under which there were no amounts outstanding as of September 30, 1996.

Although  Andrew  has  never  paid  cash  dividends,   the  Board  of  Directors
periodically reviews this practice and to date has elected to retain earnings in the business to finance investments and operations.

Risk Factors: This annual report may contain forward looking statements that involve risks and uncertainties. Factors that could cause actual results to differ materially from forecasts or expectations include but are not limited to impact of competitive products and pricing; regional economic and political conditions that may impact customers' ability to purchase our products and services; availability of qualified technical management, principally in emerging markets and end user demand for wireless communication products. In addition, the company may, from time to time, list risk factors in the company's reports filed with the SEC.

CONSOLIDATED STATEMENTS OF INCOME
                                                    Year Ended September 30
--------------------------------------------------------------------------------
Amounts in thousands, except per share amounts    1996       1995       1994
--------------------------------------------------------------------------------
SALES                                             $793,575   $663,960   $588,233
Cost of products sold                              461,310    381,842    345,768
--------------------------------------------------------------------------------
GROSS PROFIT                                       332,265    282,118    242,465

OPERATING EXPENSES
Research and development                            33,003     25,124     26,611
Sales and administrative                           153,277    143,015    136,766
--------------------------------------------------------------------------------
                                                   186,280    168,139    163,377
--------------------------------------------------------------------------------
OPERATING INCOME                                   145,985    113,979     79,088

OTHER
Interest expense                                     5,183      5,643      5,492
Interest income                                     (1,903)    (2,562)    (1,343)
Other expense                                        1,460      1,425      3,295
--------------------------------------------------------------------------------
                                                     4,740      4,506      7,444
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                         141,245    109,473     71,644

Income taxes                                        50,848     39,518     25,877
--------------------------------------------------------------------------------
NET INCOME                                        $ 90,397   $ 69,955   $ 45,767
================================================================================

NET INCOME PER AVERAGE SHARE
     OF COMMON STOCK OUTSTANDING                  $   1.48   $   1.16   $   0.76
================================================================================

AVERAGE SHARES OUTSTANDING                          61,188     60,485     60,308
================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
                                                  September 30
-------------------------------------------------------------------
Dollars in thousands                            1996       1995
-------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                       $ 31,295   $ 46,064
Accounts receivable, less allowances
  (1996 - $3,648; 1995 - $3,071)                 197,589    147,598
Inventories
  Finished products                               56,947     45,333
  Materials and work in process                  109,662     78,992
-------------------------------------------------------------------
                                                 166,609    124,325

Miscellaneous current assets                       6,491      4,758
-------------------------------------------------------------------
TOTAL CURRENT ASSETS                             401,984    322,745

OTHER ASSETS
Costs in excess of net assets of businesses
  acquired, less accumulated amortization
  (1996 - $19,732; 1995 - $16,524)                42,667     35,667
Investments in and advances to affiliates         42,510     33,480
Investments and other assets                      11,368     10,661

PROPERTY, PLANT AND EQUIPMENT
Land and land improvements                        11,103      9,402
Buildings                                         68,248     55,069
Equipment                                        254,737    212,952
Allowances for depreciation and amortization    (201,388)  (174,862)
--------------------------------------------------------------------
                                                 132,700    102,561
--------------------------------------------------------------------
TOTAL ASSETS                                    $631,229   $505,114
====================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
                                                     September 30
-----------------------------------------------------------------------
Dollars in thousands                               1996       1995
-----------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                   $ 38,887   $ 30,628
Accrued expenses and other liabilites                26,170     20,343
Compensation and related expenses                    27,006     25,815
Income taxes                                         20,367     13,994
Current portion of long-term debt                     4,952      4,801
-----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                           117,382     95,581


DEFERRED LIABILITIES                                  7,919      7,087


LONG-TERM DEBT, less current portion                 40,423     45,255

MINORITY INTEREST                                     9,291        -

STOCKHOLDERS' EQUITY
Common stock (par value, $.01 a share:
  100,000,000 shares authorized;
  68,479,398 shares issued, including treasury)         685        457
Additional paid-in capital                           43,257     35,588
Foreign currency translation                            349      1,077
Retained earnings                                   458,914    368,517
Treasury stock, at cost (8,047,229 shares in 1996;
  8,431,449 shares in 1995)                         (46,991)   (48,448)
-----------------------------------------------------------------------
                                                    456,214    357,191
-----------------------------------------------------------------------
TOTAL LIABILTIES AND EQUITY                        $631,229   $505,114
=======================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      Year Ended September 30
----------------------------------------------------------------------------------
Dollars in thousands                                1996       1995       1994
----------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS
Net Income                                          $90,397    $69,955    $45,767

ADJUSTMENTS TO NET INCOME
Depreciation and amortization                        34,334     25,803     22,889
Increase in accounts receivable                     (45,681)   (15,334)   (18,087)
Increase in inventories                             (34,705)   (32,078)   (17,725)
(Increase) decrease in miscellaneous
     current and other assets                        (1,663)     5,488     (1,667)
(Increase) decrease in receivables from affiliates      130     (1,171)    (6,467)
Increase in accounts payable and
     other liabilities                               23,321      1,638     27,561
Other                                                   663      1,515         72
----------------------------------------------------------------------------------
NET CASH FROM OPERATIONS                             66,796     55,816     52,343

INVESTING ACTIVITIES
Capital expenditures                                (52,475)   (48,076)   (28,471)
Acquisition of businesses, net of cash acquired     (17,802)       -          -
Investments in and advances to affiliates            (9,030)    (7,823)   (10,626)
Proceeds from sale of property, plant and equipment     624        532        405
----------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES               (78,683)   (55,367)   (38,692)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                -        3,842       -
Payments on long-term debt                           (5,229)    (5,583)      (696)
Short-term borrowings (payments)-net                 (2,455)       750      1,700
Stock purchase and option plans                       5,712      5,561      3,255
----------------------------------------------------------------------------------
NET CASH FROM (USED IN) FINANCING ACTIVITIES         (1,972)     4,570      4,259
Effect of exchange rate changes on cash                (910)       331        803
----------------------------------------------------------------------------------
(DECREASE) INCREASE FOR THE YEAR                    (14,769)     5,350     18,713
Cash and equivalents at beginning of year            46,064     40,714     22,001
----------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                 $31,295    $46,064    $40,714
==================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                  Year Ended September 30
----------------------------------------------------------------------------------
Dollars in thousands                            1996         1995         1994
----------------------------------------------------------------------------------
COMMON STOCK ISSUED
Balance at beginning of year                    $    457     $    304     $    203
Three-for-two stock split                            228          153          101
----------------------------------------------------------------------------------
BALANCE AT END OF YEAR                          $    685     $    457     $    304
==================================================================================

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                    $ 35,588     $ 22,356     $ 19,599
Three-for-two stock split                           (228)        (153)        (101)
Stock purchase and option plans                    7,897       13,385        2,858
----------------------------------------------------------------------------------
BALANCE AT END OF YEAR                          $ 43,257     $ 35,588     $ 22,356
==================================================================================

RETAINED EARNINGS
Balance at beginning of year                    $368,517     $298,562     $252,795
Net Income                                        90,397       69,955       45,767
----------------------------------------------------------------------------------
BALANCE AT END OF YEAR                          $458,914     $368,517     $298,562
==================================================================================

TREASURY STOCK
Balance at beginning of year                    $(48,448)    $(43,419)    $(45,323)
Stock purchase and option plans                    1,457       (5,029)       1,904
----------------------------------------------------------------------------------
BALANCE AT END OF YEAR                          $(46,991)    $(48,448)    $(43,419)
==================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Principles of consolidation
The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash equivalents
The company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relative short-term maturity of these investments.

Inventories
Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 41% of total inventories in 1996 and 39% of total inventories in 1995. The remaining inventories are valued on the first-in, first-out (FIFO) method and the weighted average method.

If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have been increased by $8,435,000 and $11,189,000 at September 30, 1996 and 1995, respectively.

Depreciation and amortization
The company provides for depreciation and amortization of property, plant and equipment, all of which are recorded at cost, principally using accelerated methods based on estimated useful lives of the assets for both financial reporting and tax purposes. Costs in excess of net assets of businesses acquired are amortized on the straight-line basis over periods ranging from 10 to 40 years.

Investments in affiliates
Investments in affiliates are accounted for using the equity method, under which the company's share of earnings or losses of these affiliates is reflected in income as earned, and dividends are credited against the investment in affiliates when received.

Revenue recognition
Revenue is recognized from sales, other than long-term contracts, when a product is shipped or a service is performed. Sales under long-term contracts generally are recognized under the percentage of completion method and include a portion of the earnings expected to be realized on the contract in the ratio that costs incurred bear to estimated total costs. Contracts in progress are reviewed monthly, and sales and earnings are adjusted in current accounting periods based on revisions in contract value and estimated costs at completion. Estimated losses on contracts are provided when identified.

Foreign currency translation
The functional currency for the company's foreign operations is predominantly the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average monthly exchange rates for revenue and expense accounts. Adjustments resulting from translation are included as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income.

Income taxes
Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Net income per share
Net income per share is based on the weighted average number of common shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted net income per share is not materially different from primary earnings per share.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting changes
In March 1995, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires long-lived assets to be reviewed for impairment when events or circumstances indicate that an impairment exists. The company is required to adopt SFAS No. 121 during the first quarter of fiscal year 1997. Adoption of this Statement is not expected to have a material effect on the company's financial statements. During the first quarter of fiscal year 1995, the company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of this statement did not have a material effect on the company's financial statements.

BUSINESS ACQUISITIONS
================================================================================
In December 1995, the company purchased a 51% interest in Mapra Industria e Comercio, Ltda. and Gerbo Telecommunicacoes e Servicos, Ltda. located in Brazil, for $14.6 million, net of cash received. The acquisition was accounted for as a purchase and, accordingly, the operating results of Mapra and Gerbo have been included in the consolidated operating results since the date of acquisition. Mapra and Gerbo manufacture, distribute and sell antennas, waveguide and towers and also provide installation services.

In June 1996, the company purchased an 80% interest in SATCOM Group of Companies, located in South Africa, for $3.2 million net of cash received. The acquisition of SATCOM was accounted for as a purchase and, accordingly, the operating results of SATCOM have been included in the consolidated operating results since the date of acquisition.

If  the   acquisitions   of   Mapra   Industria   e   Comercio,   Ltda.,  Gerbo
Telecommunicacoes e Servicos, Ltda. and SATCOM Group of Companies had taken place at the beginning of fiscal year 1996, Andrew Corporation's consolidated sales and net income would not have been materially affected.

In March 1996, Andrew Corporation completed its acquisition of The Antenna Company, a manufacturer and distributor of wireless telephone antennas and accessories for mobile applications. The transaction has been accounted for as a pooling of interests and, accordingly, the accompanying financial statements have been restated to include the accounts and operations of The Antenna Company for all periods prior to the merger. Andrew exchanged 1,541,564 shares of its common stock for all the outstanding stock of the privately held The Antenna Company. In addition, $1.5 million in acquisition costs were incurred to complete the merger.

INVESTMENTS IN AFFILIATES
--------------------------------------------------------------------------------

The company's investments in affiliates represent 40 to 50 percent interests in several start-up network telecommunications joint ventures located in Russia and Ukraine. The combined operating results of the ventures and the company's share thereof were not material to the company's 1996, 1995 and 1994 operating results.


UNBILLED RECEIVABLES
--------------------------------------------------------------------------------

As of September 30, 1996, unbilled receivables of $7,634,000 are included in accounts receivable, compared with $11,750,000 as of September 30, 1995. These amounts will be billed in accordance with contract terms and delivery schedules and are generally expected to be collected within one year.


PROFIT SHARING PLANS
--------------------------------------------------------------------------------

Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 1996, 1995 and 1994 were $13,678,000, $11,696,000 and $11,027,000, respectively.

BORROWINGS
================================================================================

Lines of Credit
The company maintains a $75 million revolving line of credit agreement with Bank of America, Illinois. The maximum outstanding during 1996 under the line of credit was $3.5 million with a weighted average interest rate of 5.58%. There were no amounts outstanding under the line of credit agreement as of September 30, 1996.


Long-Term Debt
Long-term debt as of September 30 consisted of the following:

----------------------------------------------------------------------
Dollars in thousands                                 1996      1995
----------------------------------------------------------------------
9.52% senior notes payable to insurance companies
  in annual installments from 1995 to 2005           $40,910   $45,455
Variable rate Industrial Development Revenue Bond
  with Coweta County, Georgia                          3,800     3,800
Other                                                    665       801
Less: Current Portion                                  4,952     4,801
----------------------------------------------------------------------
Total Long-Term Debt                                 $40,423   $45,255
----------------------------------------------------------------------

Under the terms of the loan agreements, the company has agreed to maintain certain levels of working capital and net worth. As of September 30, 1996, all these requirements have been met.

The principal amounts of long-term debt maturing after September 30, 1996 are:

------------------------------------------------------------------------------------
Dollars in thousands  1997      1998      1999      2000      2001       Thereafter
------------------------------------------------------------------------------------
                      $4,952    $4,766    $4,582    $4,545    $4,545     $21,985
====================================================================================

Cash payments for interest on all borrowings were $4,752,000, $5,339,000 and $5,307,000 in 1996, 1995 and 1994, respectively.

The carrying amount of long-term debt as of September 30, 1996 approximates fair value. The fair value was determined by discounting the future cash outflows based upon the current market rates for instruments with a similar risk and term to maturity.

INCOME TAXES
----------------------------------------------------------------------
The composition of the provision for income taxes follows:

                                                Year Ended September 30
------------------------------------------------------------------------------
Dollars in thousands                        1996         1995         1994
------------------------------------------------------------------------------
Currently Payable:
Federal                                    $ 32,644     $ 19,957     $ 14,191
Non-United States                            16,155       13,640       12,860
State                                         4,779        3,624        3,008
------------------------------------------------------------------------------
                                             53,578       37,221       30,059

Deferred (Credit):
Federal and State                            (2,608)       2,199       (3,662)
Non-United States                              (122)          98         (520)
------------------------------------------------------------------------------
                                             (2,730)       2,297       (4,182)
------------------------------------------------------------------------------
                                           $ 50,848     $ 39,518     $ 25,877
==============================================================================

Income Taxes Paid                          $ 37,041     $ 27,387     $ 19,461
==============================================================================

Components of Income Before Income Taxes:
United States                              $ 75,025     $ 67,079     $ 32,918
Non-United States                            66,220       42,394       38,726
------------------------------------------------------------------------------
                                           $141,245     $109,473     $ 71,644
==============================================================================

The company's effective income tax rate varied from the statutory United States federal income tax rate because of the following:

----------------------------------------------------------------------
                                              1996      1995      1994
----------------------------------------------------------------------
Statutory United States federal tax rate      35.0 %    35.0 %    35.0 %
Foreign Sales Corporation                     (2.7)     (2.3)     (2.7)
State income taxes, net of federal tax effect  2.1       2.2       2.4
Other items                                    1.6       1.2       1.4
----------------------------------------------------------------------
Effective Tax Rate                            36.0 %    36.1 %    36.1 %
======================================================================

The tax effects of temporary differences have given rise to gross deferred tax assets of $10,197,000, primarily accrued expenses and inventory pricing methods, and gross deferred tax liabilities of $6,784,000, primarily depreciation, as of September 30, 1996. The company has not recorded a valuation allowance for deferred tax assets because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

No provision has been made for income taxes of approximately $10,750,000 as of September 30, 1996, which would be payable should undistributed net income of $84,300,000 of subsidiaries located outside the United States be distributed as dividends. The company plans to continue its non-United States operations and anticipates the ability to use tax planning opportunities if any dividends are declared or paid from these operations.

STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

Each outstanding common share has attached to it a one Share Purchase Right that, until exercisable, cannot be transferred apart from the company's Common Stock. The Rights will only become exercisable if a person or group acquires 27% or more of the company's Common Stock or announces an offer to acquire 30% or more of the company's Common Stock. In the event the Rights become exercisable, each Right may entitle the holder to purchase Common Stock of either the surviving or acquired company at one-half its market price.

The company currently maintains a long-term Management Incentive Program, which provides for the issuance of up to 6,075,000 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Substantially all options granted under this plan become fully exercisable at the end of a four-year period. Options granted prior to fiscal year 1996 expire five years after grant, while options granted during fiscal year 1996 expire ten years after grant.

The company also maintains a Stock Option Plan for non-employee Directors that provides for the issuance of up to 675,000 common shares. Options issued under this plan vest over a five-year period and expire ten years after grant.

Information on options for the last three years ended September 30 is as follows:

                                                Year Ended September 30
------------------------------------------------------------------------------
                                    1996             1995            1994
------------------------------------------------------------------------------
Outstanding at beginning of year    1,578,425        2,347,200       2,531,142
Granted                               674,550          558,675         693,225
Expired or cancelled                 (182,847)         (48,101)        (95,715)
Exercised                            (324,374)      (1,279,350)       (781,452)
------------------------------------------------------------------------------
Outstanding at End of Year          1,745,754        1,578,424       2,347,200
==============================================================================

Exercisable at End of Year            314,850          204,525         765,742
==============================================================================

Price range of options:
Outstanding at end of year     $ 1.97 - 43.56   $ 1.97 - 25.67  $ 1.97 - 14.37
Granted during the year        $29.00 - 43.56   $22.89 - 25.67  $10.45 - 14.37
Exercised during the year      $ 2.70 - 25.67   $ 2.89 -  6.26  $ 2.07 -  8.07
==============================================================================

The company also has an Employee Stock Purchase Plan that expires February 1, 1999. All employees with six months of service as of the annual offering date are eligible to participate in this Plan. The Plan authorizes up to 1,181,250 shares of Common Stock to be sold to employees at 85% of market value.
Through September 30, 1996, 353,466 shares have been issued under the Plan.

As of September 30, 1996, 3,560,850 shares of Common Stock were reserved for the various stock plans described above.

On February 7, 1996, the company's Board of Directors approved a three-for-two stock split to stockholders of record on February 21, 1996, payable March 6, 1996. A three-for-two stock split was also effected in March 1995 and in March 1994.

Common Stock issued and outstanding and held in treasury is summarized in the tables below:

                                                Year Ended September 30
------------------------------------------------------------------------------
                                    1996             1995            1994
------------------------------------------------------------------------------
SHARES OF COMMON STOCK - ISSUED
Balance at beginning of year       45,653,823       30,435,882      20,290,588
Three-for-two stock split          22,825,575       15,217,941      10,145,294
------------------------------------------------------------------------------
Balance at End of Year             68,479,398       45,653,823      30,435,882
==============================================================================

SHARES OF COMMON STOCK - HELD IN TREASURY
Balance at beginning of year        5,620,970        4,206,023       3,038,920
Three-for-two stock split           2,809,352        2,103,012       1,519,460
Stock purchase and option plans      (383,093)        (688,065)       (352,357)
------------------------------------------------------------------------------
Balance at End of Year              8,047,229        5,620,970       4,206,023
==============================================================================

Foreign currency translation adjustments decreased equity by $0.7 million during the year ended September 30, 1996. Foreign currency translation adjustments increased equity $2.3 million and $4.2 million during the years ended September 30, 1995 and 1994, respectively.

GEOGRAPHIC AREA INFORMATION
------------------------------------------------------------------------------
Principal financial data by major geographic area:

                                                  Year Ended September 30
------------------------------------------------------------------------------
Dollars in thousands                    1996           1995           1994
------------------------------------------------------------------------------
SALES:
United States:
Customers                               $529,480       $474,388       $439,995
Intercompany                              93,872         61,865         42,728
------------------------------------------------------------------------------
                                         623,352        536,253        482,723

Europe:
Customers                                154,363        129,029         99,039
Intercompany                              81,090         13,890          5,462
------------------------------------------------------------------------------
                                         235,453        142,919        104,501

Asia-Pacific:
Customers                                 50,344         38,026         29,698
Intercompany                               2,314          1,645            416
------------------------------------------------------------------------------
                                          52,658         39,671         30,114

Other Americas:
Customers                                 59,388         22,517         19,501
Intercompany                               5,557          5,285          3,449
------------------------------------------------------------------------------
                                          64,945         27,802         22,950
Eliminations                             182,833         82,685         52,055
------------------------------------------------------------------------------
CONSOLIDATED SALES                      $793,575       $663,960       $588,233
==============================================================================

UNITED STATES - EXPORT SALES            $112,648       $103,090       $101,829
==============================================================================

OPERATING INCOME:
United States                           $ 80,756       $ 72,010       $ 44,803
Europe                                    36,792         20,092         17,629
Asia-Pacific                              23,951         18,199         12,377
Other Americas                             4,486          3,678          4,279
------------------------------------------------------------------------------
CONSOLIDATED OPERATING INCOME           $145,985       $113,979       $ 79,088
==============================================================================

ASSETS IDENTIFIABLE TO:
United States                           $453,217       $367,025       $320,193
Europe                                   104,208        101,550         76,758
Asia-Pacific                              18,559         17,449         12,710
Other Americas                            55,245         19,090         15,665
------------------------------------------------------------------------------
CONSOLIDATED ASSETS                     $631,229       $505,114       $425,326
==============================================================================

Sales and transfers between geographic areas are made at amounts that approximate manufacturing cost and generally consist of products that require additional processing and with respect to which related selling, marketing and engineering expenses are incurred prior to shipment to customers.

INDUSTRY SEGMENT INFORMATION
--------------------------------------------------------------------------------
The company operates in three strategic business segments: commercial, government and network. The commercial segment serves commercial markets, including telecommunications companies, radio equipment companies, television stations, utilities and distributors. Products include antennas, and antenna
systems  and  coaxial  cable.   The  government   segment  serves   government
markets-federal, foreign and local. Products include specialized antennas and communication reconnaissance systems sold to various United States government agencies and friendly international governments. Products also include coaxial cable and standard antennas sold to government customers. The network segment provides products and services that support the integration of voice, data and video in corporate telecommunication networks. The corporate and other category includes certain expenses for corporate administration, long-range research and development, costs related to unconsolidated affiliates and results of operations that do not relate to business segments as well as the assets associated therewith. Corporate identifiable assets also include cash and equivalents. In 1996, direct and indirect sales to agencies of the United States federal government totaled $18,250,000 compared with $22,337,000 in 1995 and $27,840,000 in 1994.

Financial information by industry segment is as follows:

--------------------------------------------------------------------------------------------------
                                                                          Corporate
Dollars in thousands          Commercial     Government      Network      and Other     Total
--------------------------------------------------------------------------------------------------
1996:
Sales                         $731,347        $34,063        $27,568      $   597       $793,575
Operating income (loss)        170,401          1,154         (3,143)     (22,427)       145,985
Identifiable assets            476,787         43,938         33,417       77,087        631,229
Capital expenditures            47,328          1,700          2,394        1,053         52,475
Depreciation and amortization   27,474          1,911          3,183        1,767         34,335
--------------------------------------------------------------------------------------------------

1995:
Sales                         $579,984        $41,455        $39,217      $ 3,304       $663,960
Operating income (loss)        142,658          3,879         (3,048)     (29,510)       113,979
Identifiable assets            329,039         75,308         36,834       63,933        505,114
Capital expenditures            42,535          1,436          1,305        2,800         48,076
Depreciation and amortization   19,132          2,131          3,202        1,338         25,803
--------------------------------------------------------------------------------------------------

1994:
Sales                         $487,579        $43,611        $52,208      $ 4,835       $588,233
Operating income (loss)        114,590          1,067         (5,409)     (31,160)        79,088
Identifiable assets            238,276         66,800         42,502       77,748        425,326
Capital expenditures            24,362          1,527            655        1,927         28,471
Depreciation and amortization   14,076          3,256          3,494        2,063         22,889
--------------------------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------

Due to variability of shipments under large contracts, customers' seasonal installation considerations, variations in product mix and in profitability of individual orders, the company can experience wide quarterly fluctuations in net sales and income. Consequently, it is more meaningful to focus on annual rather than quarterly results. All quarters have been updated to reflect the pooling of interests acquisition of The Antenna Company in 1996.

-------------------------------------------------------------------------------------------------------
Dollars in thousands,
except per share amounts                       December    March       June        September   Annual
-------------------------------------------------------------------------------------------------------
1996:
Sales                                          $177,924    $183,159    $197,209    $235,283    $793,575
Gross profit                                     71,853      72,818      85,036     102,558    332,265
Income before income taxes                       26,424      28,537      37,558      48,726    141,245
Net income                                       16,911      18,292      24,007      31,187     90,397
Net income per share                               0.28        0.30        0.39        0.51       1.48

Common Stock Closing Price Range:
High                                             39 1/3      39          55 1/2      53 7/8
Low                                              24 2/3      20 3/4      38 3/4      40 1/2
-------------------------------------------------------------------------------------------------------

1995:
Sales                                          $151,731    $163,736    $170,478    $178,015    $663,960
Gross profit                                     62,251      65,983      73,688      80,196    282,118
Income before income taxes                       18,543      22,065      29,735      39,130    109,473
Net income                                       11,954      14,129      18,960      24,912     69,955
Net income per share                               0.20        0.23        0.31        0.41       1.16 <F1>

Common Stock Closing Price Range:
High                                             23 7/8      29 7/8      38 5/8      42 2/3
Low                                              19 2/3      22 2/3      27 1/3      36 2/3
-------------------------------------------------------------------------------------------------------

<F1> The sum of net income per share for the four  quarters  in 1995 does not equal earnings  per  share  for  the  year  due to  differences  in  average  shares outstanding.

                        Report of Independent Auditors


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
ANDREW CORPORATION

We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
Chicago, Illinois
October 25, 1996

FIVE YEAR FINANCIAL SUMMARY

-----------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share amounts        1996        1995       1994       1993       1992
-----------------------------------------------------------------------------------------------------------
OPERATIONS <F1>
-----------------------------------------------------------------------------------------------------------
Sales                                                 $793,575    $663,960   $588,233   $451,957   $453,408
Employee compensation                                  200,945     192,469    174,701    152,570    148,660
Materials, supplies and services                       450,834     366,907    332,396    236,652    229,723
Depreciation                                            30,516      22,683     19,773     18,357     18,026
Increase (decrease) in inventory                        34,705      32,078     17,725      5,185    (11,309)

Interest expense                                         5,183       5,643      5,492      5,772      6,161
Interest income                                          1,903       2,562      1,343        830      1,328
Other income (expense)                                  (1,460)     (1,425)    (3,295)     1,530        944
Non-recurring items  <F2>                                   -           -          -          -          -
Income tax                                              50,848      39,518     25,877     16,748     15,650
Net income                                              90,397      69,955     45,767     29,403     26,151
Net income per share                                      1.48        1.16       0.76       0.50       0.39
===========================================================================================================

FINANCIAL POSITION
Working capital                                        284,602     227,164    171,705    142,675    126,764
Property, plant and equipment-net                      132,700     102,561     76,618     68,891     71,296
Total assets                                           631,229     505,114    425,326    343,876    318,062
Long-term debt                                          40,423      45,255     46,092     52,467     54,223
Stockholders' equity                                   456,214     357,191    276,553    221,872    192,956
===========================================================================================================
RATIOS AND OTHER DATA
Current ratio                                              3.4        3.4        2.8        3.2        2.9
Return on net sales                                       11.4%      10.5%       7.8%       6.5%       5.8%
Return on average assets                                  15.9%      15.0%      11.9%       8.9%       7.9%
Return on average stockholders' equity                    22.2%      22.1%      18.4%      14.2%      12.8%
Stockholders' equity per share outstanding               $7.55      $5.95      $4.69      $3.81      $3.41

Foreign exchange gain (loss)  <F3>                         964     (1,709)    (2,021)     1,340         17
Research & development                                  33,003     25,124     26,611     22,479     20,481
Additions to property, plant and equipment              52,475     48,076     28,471     18,479     18,188
Net assets located outside U.S. at year end            220,600    160,700    130,900     90,300     65,100

Orders entered                                         818,600    723,600    584,800    457,400    429,700
Order backlog at year end (under 12 months)            153,400    126,200     84,800     86,400     84,800
Order backlog at year end (over 12 months)              14,800     18,500        600      1,600      5,500

Number of full time equivalent employees at year end:
           Outside United States                         1,162        763        661        584        596
           Total employees                               4,622      3,677      3,405      3,110      3,144
Average shares of stock outstanding (thousands)         61,188     60,485     60,308     59,192     66,261
Stockholders of record at year end                       3,242      2,340      1,482      1,133      1,057
===========================================================================================================

<F1> The results of operations for fiscal years 1991 through 1995 have been updated for the pooling of interests with The Antenna Company in 1996. All other acquisitions have been included in operations since the date of acquisition.

<F2> In 1987, pretax charge of $19,000 for restructuring less pretax gain of $5,941 on sale of land.

<F3> Total foreign exchange gain or loss, realized and unrealized, before provision for applicable taxes.

                                   APPENDIX A

PAGES WHERE GRAPHIC           DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL
IMAGE APPEARS                   (In thousands, except per share data)
14                            Bar graph of Sales (Dollars in Millions)
                              Data points:  1992-$453, 1993-$452, 1994-$588, 1995-$664, 1996-$794

14                            Bar graph of Sales-International (Dollars in Millions)
                              Data points:  1992-$169, 1993-$177, 1994-$250, 1995-$293, 1996-$377

14                            Bar graph of Sales- U.S. Export (Dollars in Millions)
                              Data points:  1992-$49, 1993-$54, 1994-$102, 1995-$103, 1996-$113

15                            Bar graph of Gross Profit (Dollars in Millions)
                              Data points:  1992-$174, 1993-$187, 1994-$242, 1995-$282, 1996-$332

15                            Bar graph of Sales and Administrative (Dollars in Millions)
                              Data points:  1992-$108, 1993-$115, 1994-$137, 1995-$143, 1996-$153

15                            Bar graph of Research and Development (Dollars in Millions)
                              Data points:  1992-$20, 1993-$22, 1994-$27, 1995-$25, 1996-$33

16                            Bar graph of Operating Income (Dollars in Millions)
                              Data points:  1992-$46, 1993-$50, 1994-$79, 1995-$114, 1996-$146

16                            Bar graph of Net Income (Dollars in Millions)
                              Data points:  1992-$26, 1993-$29, 1994-$46, 1995-$70, 1996-$90

16                            Bar graph of 12-Month Backlog (Dollars in Millions)
                              Data points:  1992-$85, 1993-$86, 1994-$85, 1995-$126, 1996-$153

17                            Bar graph of Return on Equity (Percent)
                              Data points:  1992-12.8, 1993-14.2, 1994-18.4, 1995-22.1, 1996-22.2

17                            Bar graph of Return on Assets (Percent)
                              Data points:  1992-7.9, 1993-8.9, 1994-11.9, 1995-15.0, 1996-15.9

17                            Bar graph of Sales per Employee (Dollars in Thousands)
                              Data points:  1992-$137.5, 1993-$144.5, 1994-$180.6, 1995-$187.5, 1996-$191.2

18                            Bar graph of Net Cash from Operations (Dollars in Millions)
                              Data points:  1992-$51.7, 1993-$54.9, 1994-$52.3, 1995-$55.8, 1996-$66.8

18                            Bar graph of Capital Expenditures (Dollars in Millions)
                              Data points:  1992-$18, 1993-$18, 1994-$28, 1995-$48, 1996-$52

18                            Bar graph of Total Debt (Dollars in Millions)
                              Data points:  1992-$65, 1993-$56, 1994-$52, 1995-$50, 1996-$45