Form 10-K405, Exhibit 13
period 1997-09-30
ANDREW CORP
filed 1997-12-23
CIK 317093

OPERATIONS REVIEW

        Andrew Corporation set record highs for orders, sales, income from continuing operations and net income from continuing operations per share for the fiscal year ended September 30, 1997. Wireless infrastructure and broadcast markets led the sales growth for the year. Domestic personal communication services (PCS) sales increased 33% over last year on a strong first half of 1997. International cellular sales grew consistently throughout the year with sales in each geographic region growing over 30% compared with last year. Broadcast sales were up over 25% on strength in both domestic and international entertainment networks.

        In July 1997, the company decided to exit certain businesses whose performance had not met growth expectations. The company discontinued the network products business and phased out of its fiber optic sensors and global messaging development activities. It also significantly restructured its European wireless products business. These actions resulted in total after-tax charges to net income of $22.8 million or $.25 per share. While these steps negatively impacted 1997 results, they enable an increased focus on the growing wireless markets and further enhance long term growth opportunities.

        SALES increased $103.5 million or 13.5% over 1996 to $869.5 million in fiscal 1997. International sales grew 13.2% to $414.7 million in fiscal 1997 compared with $366.3 million in 1996 and $282.6 million in 1995. International sales represented 48% of total revenue in both fiscal 1997 and 1996 and 45% in fiscal 1995.

        In 1997, coaxial cable sales increased 12.5% and other products and services increased 37.3%, while terrestrial microwave antennas and wireless telephone accessories were flat compared with last year. In 1996, coaxial cable, terrestrial microwave antennas and wireless telephone accessories drove the increase in sales over 1995.

        COST OF PRODUCTS SOLD, as a percentage of sales revenue, was 59.1% in 1997 compared with 58.2% and 57.7% in 1996 and 1995, respectively. The trend, which began in 1996, continued in 1997 as competitive price pressure and changes in product mix were partially offset by productivity gains, volume efficiencies and manufacturing improvements.

        RESEARCH AND DEVELOPMENT EXPENSES increased $11.5 million or 38.7% to $41.1 million in 1997. As a percentage of sales revenue, research and development expenses were 4.7%, 3.9% and 3.4% in 1997, 1996 and 1995, respectively. The growth in research and development expenses is expected to slow due to the phase out of the fiber optic sensors and global messaging development activities. The company will focus its research and development efforts in its core products and markets.

        SALES AND ADMINISTRATIVE EXPENSES increased 4.4% to $145.6 million in 1997 from $139.6 million in 1996. During 1997, sales and marketing activities expanded, especially in the Europe and Asia-Pacific regions, while administrative expenses increased due to investments in information and business systems, partially offset by lower profit sharing and bonus expense. As a percentage of sales revenue, selling and administrative expenses decreased to 16.8% in 1997 compared with 18.2% and 20.2% in 1996 and 1995, respectively.

        OTHER INCOME AND EXPENSE in 1997 resulted in income of $2.0 million, compared with an expense of $4.7 million and $4.4 million in 1996 and 1995, respectively. In 1997, net interest expense decreased to $.9 million, from $3.4 million in 1996 and $3.2 million in 1995. The decrease of $2.5 million in 1997 was due to higher investment levels resulting from increased cash from operations. Net other income was $2.9 million in 1997 compared with net other expense of $1.4 million in 1996 and $1.2 million in 1995. In 1997, net other income consisted primarily of foreign exchange gains, compared with 1996 when foreign exchange gains were offset by a one-time charge of $1.5 million related to the acquisition of The Antenna Company.

        INCOME FROM CONTINUING OPERATIONS increased 14.9% to $107.8 million in 1997 compared with the $93.8 million reported in 1996 and $71.9 million in 1995. Excluding the effects of the restructuring charge, income from continuing operations was $111.1 million in 1997, an increase of $17.3 million or 18.4% over 1996. Continued focus on cost containment activities and increased productivity contributed to the increase.

        During 1997, the company's effective income tax rate for continuing operations decreased to 35% from 36% in 1996 and 1995.

        NET INCOME decreased 2.3% to $88.3 million in 1997 compared with $90.4 million in 1996 and $69.9 million in 1995. Net income per share decreased 2.0% to $.96 in 1997 compared with $.98 in 1996 and $.77 in 1995. In 1997, net income included a $16.1 million charge (net of applicable taxes) for discontinuing the network products business and losses from operations of the network products business of $3.3 million (net of applicable taxes). In 1996, losses from operations of the network products business totaled $3.4 million (net of applicable taxes). Also, 1997 net income included a $3.3 million charge (net of applicable taxes) for phasing out the company's fiber optic sensor and global messaging development activities, as well as the restructuring of the company's European wireless products business. Net income per share for 1997, excluding the effects of the charges for discontinued operations and restructuring, was $1.21, an increase of 18.6% over 1996.

        LIQUIDITY: Net cash from operations totaled $151.7 million in 1997, $66.8 million in 1996 and $55.8 million in 1995. Higher income from continuing operations, increased collection of accounts receivable and a decreased investment in inventories contributed to the growth in cash from operations in 1997. Days sales outstanding decreased from 72 days in 1996 and 68 days in 1995 to 67 days in 1997. The increase in net cash from operations in 1996 was due primarily to higher earnings and increased liabilities, which were partially offset by higher accounts receivable balances and an increased investment in inventories.

        Net cash used in investing activities totaled $61.4 million in 1997 compared with $78.7 million in 1996 and $55.4 million in 1995. The 1997 decrease is due primarily to the company's purchase, in December 1995, of Mapra Industria e Comercio Ltda. and Gerbo Telecommunicacoes e Servicos Ltda. for $14.6 million, net of cash received, and the company's June 1996 purchase of the SATCOM group of companies for $3.2 million. Capital expenditures decreased

$3.3 million or 6.3% to $49.1 million from $52.5 million in 1996. The company expects to spend approximately $9.5 million and approximately $7.5 million on its domestic and Chinese facilities, respectively, in 1998. Capital spending increased $4.4 million or 9.2% in 1996 compared with 1995. Investments in and advances to the company's affiliates were $13.1 million in 1997 compared with $9.0 million in 1996. The growth in 1997 is due primarily to initial investments in new ventures, as well as loans to existing joint ventures in Russia and the Ukraine.

        Net cash used for financing activities totaled $25.5 million in 1997 and $2.0 million in 1996 compared with net cash from financing activities of $4.6 million in 1995. During 1997, the company initiated a stock buy-back program with an authorized limit of 5,000,000 shares. As of September 30, 1997, the company had repurchased 1,545,000 shares at a total cost of $41.6 million. Shares acquired through the stock buy-back program will be held to meet potential employee compensation needs or for use in future acquisitions. Although Andrew has never paid cash dividends, the Board of Directors periodically reviews this practice and to date has elected to retain earnings in the business to finance investments and operations.

        In 1997, the company acquired $10.7 million in short term local currency debt to help finance the facility expansion in Brazil. The company also maintains a $75 million revolving line of credit agreement with Bank of America, Illinois, under which there was $3.6 million outstanding at September 30, 1997. During 1996, the company liquidated The Antenna Company's short term debt of $5.0 million. As of September 30, 1997, the company had $36.4 million of senior notes outstanding of which $5.1 million was due within one year.

        RISK FACTORS: This annual report may contain forward-looking statements that involve risks and uncertainties. Factors that could cause actual results to differ materially from forecasts or expectations include, but are not limited to, impact of competitive products and pricing; regional economic and political conditions that may impact customers' ability to fund purchases of our products and services; availability of qualified technical management, principally in emerging markets; and end user demand for wireless communication products. In addition, the company may, from time to time, list risk factors in the company's reports filed with the SEC.

CONSOLIDATED STATEMENTS
OF INCOME
                                                         Year Ended September 30
Amounts in thousands, except per share amounts          1997      1996      1995
------------------------------------------------------------------------------------
SALES                                                   $869,475  $766,007  $624,743
Cost of products sold                                    513,809   445,521   360,730
------------------------------------------------------------------------------------
GROSS PROFIT                                             355,666   320,486   264,013

OPERATING EXPENSES
Research and development                                  41,076    29,624    21,041
Sales and administrative                                 145,647   139,558   126,169
Restructuring                                              5,150        --        --
------------------------------------------------------------------------------------
                                                         191,873   169,182   147,210
------------------------------------------------------------------------------------
OPERATING INCOME                                         163,793   151,304   116,803

OTHER
Interest expense                                           5,003     5,183     5,643
Interest income                                           (4,124)   (1,831)   (2,487)
Other (income) expense                                    (2,868)    1,386     1,206
------------------------------------------------------------------------------------
                                                          (1,989)    4,738     4,362
------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                    165,782   146,566   112,441

Income taxes                                              58,024    52,764    40,587
------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                        107,758    93,802    71,854

DISCONTINUED OPERATIONS
Loss from operations of Network Products
  Business, net of applicable tax benefit                  3,330     3,405     1,899

Loss on disposal of Network Products Business
  including provision of $1,040 for operating
  losses during phase-out period, net of
  applicable tax benefits                                 16,086        --        --
------------------------------------------------------------------------------------
                                                          19,416     3,405     1,899
------------------------------------------------------------------------------------
NET INCOME                                              $ 88,342  $ 90,397  $ 69,955
====================================================================================
INCOME FROM CONTINUING OPERATIONS PER AVERAGE
  SHARE OF COMMON STOCK OUTSTANDING                     $   1.18  $   1.02  $   0.79

NET INCOME PER AVERAGE SHARE OF
  COMMON STOCK OUTSTANDING                              $   0.96  $   0.98  $   0.77
====================================================================================
AVERAGE SHARES OUTSTANDING                                91,607    91,782    90,728
====================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED
BALANCE SHEETS
                                                                  September 30
Dollars in thousands                                         1997       1996
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                    $ 93,823   $ 31,295
Accounts receivable, less allowances
  (1997 - $2,754; 1996 - $3,648)                              185,752    197,589
Inventories
  Finished products                                            57,458     56,947
  Materials and work in process                               109,432    109,662
--------------------------------------------------------------------------------
                                                              166,890    166,609

Assets related to discontinued operations, less allowances      4,811         --
Miscellaneous current assets                                    8,538      6,491
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                          459,814    401,984

OTHER ASSETS
Costs in excess of net assets of businesses acquired,
  less accumulated amortization
  (1997 - $8,742; 1996 - $19,732)                              24,726     42,667
Investments in and advances to affiliates                      55,628     42,510
Investments and other assets                                   13,396     11,368

PROPERTY, PLANT AND EQUIPMENT
Land and land improvements                                     11,646     11,103
Buildings                                                      72,884     68,248
Equipment                                                     275,015    254,737
Allowances for depreciation and amortization                 (221,955)  (201,388)
--------------------------------------------------------------------------------
                                                              137,590    132,700
--------------------------------------------------------------------------------
TOTAL ASSETS                                                 $691,154   $631,229
================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED
BALANCE SHEETS
                                                                September 30
Dollars in thousands                                         1997       1996
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable                                                $ 14,319   $     --
Accounts payable                                               37,237     38,887
Accrued expenses and other liabilities                         18,978     26,170
Compensation and related expenses                              29,312     27,006
Income taxes                                                   16,430     20,367
Restructuring reserve                                           2,036         --
Liabilities related to discontinued operations                  3,637         --
Current portion of long term debt                               5,144      4,952
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                     127,093    117,382

DEFERRED LIABILITIES                                           10,239      7,919

LONG TERM DEBT, less current portion                           35,693     40,423

MINORITY INTEREST                                               9,006      9,291

STOCKHOLDERS' EQUITY
Common stock (par value, $.01 a share:
  400,000,000 shares authorized;
  102,718,210 shares issued, including treasury)                1,027        685
Additional paid-in capital                                     51,810     43,257
Foreign currency translation                                   (4,532)       349
Retained earnings                                             547,256    458,914
Treasury stock, at cost (13,060,876 shares in 1997;
  12,070,844 shares in 1996)                                  (86,438)   (46,991)
--------------------------------------------------------------------------------
                                                              509,123    456,214
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                 $691,154   $631,229
================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
                                                                Year Ended September 30
Dollars in thousands                                           1997      1996      1995
-------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS
Net Income                                                     $ 88,342  $ 90,397  $ 69,955

ADJUSTMENTS TO NET INCOME
Restructuring costs                                               4,439        --        --
Discontinued operations                                          22,771        --        --
Depreciation and amortization                                    39,274    34,334    25,803
Decrease (increase) in accounts receivable                        4,074   (45,681)  (15,334)
Increase in inventories                                            (577)  (34,705)  (32,078)
(Increase) decrease in miscellaneous
  current and other assets                                       (3,331)   (1,663)    5,488
(Increase) decrease in receivables from affiliates                 (161)      130    (1,171)
(Decrease) increase in accounts payable and other liabilities    (2,471)   23,321     1,638
Other                                                              (680)      663     1,515
-------------------------------------------------------------------------------------------
NET CASH FROM OPERATIONS                                        151,680    66,796    55,816

INVESTING ACTIVITIES
Capital expenditures                                            (49,144)  (52,475)  (48,076)
Acquisition of businesses, net of cash acquired                      --   (17,802)       --
Investments in and advances to affiliates                       (13,097)   (9,030)   (7,823)
Proceeds from sale of property, plant and equipment                 814       624       532
-------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                          (61,427)  (78,683)  (55,367)

FINANCING ACTIVITIES
Proceeds from issuance of long term debt                             --        --     3,842
Payments on long term debt                                       (4,524)   (5,229)   (5,583)
Short term borrowings (payments) - net                           14,356    (2,455)      750
Stock purchase and option plans                                   6,297     5,712     5,561
Purchases of treasury stock                                     (41,628)       --        --
-------------------------------------------------------------------------------------------
NET CASH (USED FOR) FROM FINANCING ACTIVITIES                   (25,499)   (1,972)    4,570
Effect of exchange rate changes on cash                          (2,226)     (910)      331
-------------------------------------------------------------------------------------------
INCREASE (DECREASE) FOR THE YEAR                                 62,528   (14,769)    5,350
Cash and equivalents at beginning of year                        31,295    46,064    40,714
-------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS END OF YEAR                               $ 93,823  $ 31,295  $ 46,064
===========================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY
                                     Year Ended September 30
Dollars in thousands                 1997      1996      1995
-----------------------------------------------------------------
COMMON STOCK ISSUED
Balance at beginning of year         $    685  $    457  $    304
Three-for-two stock split                 342       228       153
-----------------------------------------------------------------
BALANCE AT END OF YEAR               $  1,027  $    685  $    457
=================================================================
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year         $ 43,257  $ 35,588  $ 22,356
Three-for-two stock split                (342)     (228)     (153)
Stock purchase and option plans         8,895     7,897    13,385
-----------------------------------------------------------------
BALANCE AT END OF YEAR               $ 51,810  $ 43,257  $ 35,588
=================================================================
RETAINED EARNINGS
Balance at beginning of year         $458,914  $368,517  $298,562
Net Income                             88,342    90,397    69,955
-----------------------------------------------------------------
BALANCE AT END OF YEAR               $547,256  $458,914  $368,517
=================================================================
TREASURY STOCK
Balance at beginning of year         $(46,991) $(48,448) $(43,419)
Repurchase of shares                  (41,628)       --        --
Stock purchase and option plans         2,181     1,457    (5,029)
-----------------------------------------------------------------
BALANCE AT END OF YEAR               $(86,438) $(46,991) $(48,448)
=================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS
The company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relative short term maturity of these investments.

INVENTORIES
Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 44% of total inventories in 1997 and 41% of total inventories in 1996. The remaining inventories are valued on the first-in, first-out (FIFO) method and the weighted average method. If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have increased by $1,395,000 and $8,435,000 at September 30, 1997 and 1996, respectively.

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

REVENUE RECOGNITION
Revenue is recognized from sales, other than long term contracts, when a product is shipped or a service is performed. Sales under long term contracts generally are recognized under the percentage of completion method and include a portion of the earnings expected to be realized on the contract in the ratio that costs incurred bear to estimated total costs. Contracts in progress are reviewed monthly, and sales and earnings are adjusted in current accounting periods based on revisions in contract value and estimated costs at completion. Estimated losses on contracts are provided when identified.

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

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

INCOME FROM CONTINUING OPERATIONS PER SHARE AND NET INCOME PER SHARE
Income from continuing operations per share and net income per share are based on the weighted average number of common shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted per share amounts are not materially different from primary per share amounts.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTING CHANGES
During the first quarter of fiscal year 1995, the company adopted Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In the first quarter of fiscal year 1997, the company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires long-lived assets to be reviewed for impairment when events or circumstances indicate that an impairment exists. The adoption of these statements did not have a material effect on the company's financial statements.

In February 1997, the Financial Accounting Standard Board (FASB) issued SFAS No. 128, "Earnings per Share," which requires the company to change the method currently used to calculate earnings per share and to restate all prior periods. In February 1997, the FASB also issued SFAS No. 129, "Disclosure of Information about Capital Structure." The company is required to adopt both these statements in the first quarter of fiscal year 1998. Adoption of these statements is not expected to have a material effect on the company's financial statements.

BUSINESS ACQUISITIONS
-------------------------------------------------------------------------------
In December 1995, the company purchased a 51% interest in Mapra Industria e Comercio, Ltda. and Gerbo Telecommunicacoes e Servicos, Ltda., located in Brazil, for $14.6 million, net of cash received. The acquisition was accounted for as a purchase and, accordingly, the operating results of Mapra and Gerbo have been included in the consolidated operating results since the date of acquisition. Mapra and Gerbo manufacture, distribute and sell antennas, waveguides and towers and also provide installation services.

In June 1996, the company purchased an 80% interest in SATCOM Group of Companies, located in South Africa, for $3.2 million, net of cash received. The acquisition of SATCOM was accounted for as a purchase and, accordingly, the operating results of SATCOM have been included in the consolidated operating results since the date of acquisition.

If the acquisitions of Mapra Industria e Comercio, Ltda., Gerbo
Telecommunicacoes e Servicos, Ltda. and SATCOM Group of Companies had taken place at the beginning of fiscal year 1996, Andrew Corporation's consolidated sales and net income would not have been materially affected.

In March 1996, Andrew Corporation completed its acquisition of The Antenna Company, a manufacturer and distributor of wireless telephone antennas and accessories for mobile applications. The transaction has been accounted for as a pooling of interests and, accordingly, the accompanying financial statements have been restated to include the accounts and operations of The Antenna Company for all periods prior to the merger. Andrew Corporation exchanged 2,312,346 shares of its common stock for all the outstanding stock of the privately held The Antenna Company. In addition, $1.5 million in acquisition costs were incurred to complete the merger.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

DISCONTINUED OPERATIONS
-------------------------------------------------------------------------------
On July 14, 1997, the company adopted a plan to discontinue the operations of its network products business. The company expects to complete the disposition by the end of the 1997 calendar year.

The network products business operating loss of $3.3 million, $3.4 million and $1.9 million (net of applicable taxes of $1.8 million, $1.9 million and $1.1 million) for the fiscal years ended September 30, 1997, 1996 and 1995, respectively, are shown separately under discontinued operations in the accompanying income statement. The estimated loss on disposal of the discontinued operations of $16.1 million (net of applicable taxes of $6.7 million) represents the estimated loss on the disposal of the network products assets and a provision of $1.0 million (net of applicable taxes of $.6 million) for expected operating losses during the phase-out period.

Net sales of the network products business were $20.8 million, $27.6 million and $39.2 million for the fiscal years ended September 30, 1997, 1996 and 1995, respectively. The assets of the network products business to be disposed of consist primarily of accounts receivable, inventories and equipment.

INVESTMENTS IN AFFILIATES
-------------------------------------------------------------------------------
The company's investments in affiliates represent 40 to 50 percent interests in several start-up network telecommunications joint ventures located in Russia and Ukraine. The combined operating results of the ventures and the company's share thereof were not material to the company's 1997, 1996 and 1995 operating results.

UNBILLED RECEIVABLES
-------------------------------------------------------------------------------
At September 30, 1997, unbilled receivables of $8,546,000 are included in accounts receivable, compared with $7,634,000 at September 30, 1996. These amounts will be billed in accordance with contract terms and delivery schedules and are generally expected to be collected within one year.

PROFIT SHARING PLANS
-------------------------------------------------------------------------------
Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 1997, 1996 and 1995 were $12,933,000, $13,678,000, and $11,696,000, respectively.

BORROWINGS
-------------------------------------------------------------------------------
Lines of Credit
The company maintains a $75 million revolving line of credit agreement with Bank of America, Illinois. The maximum outstanding during 1997 under the line of credit was $3.6 million with a weighted average interest rate of 3.62%. The outstanding balance at September 30, 1997 was $3.6 million.

The company also maintains a $15 million line of credit agreement with ABN-AMRO for its Brazilian operations. The maximum outstanding during 1997 under the line of credit was $10.7 million with a weighted average interest rate of 22.28%. The outstanding line of credit balance at September 30, 1997 was $10.7 million.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

LONG TERM DEBT
Long term debt at September 30 consisted of the following:

Dollars in thousands                                    1997     1996
------------------------------------------------------------------------
9.52% senior notes payable to insurance companies
  in annual installments through 2005                   $36,364  $40,910

Variable rate Industrial Development Revenue Bond
  with Coweta County, Georgia                             3,800    3,800

Other                                                       673      665

Less: Current Portion                                     5,144    4,952
------------------------------------------------------------------------
Total Long Term Debt                                    $35,693  $40,423
========================================================================

Under the terms of the loan agreements, the company has agreed to maintain certain levels of working capital and net worth. At September 30, 1997, all these requirements had been met.

The principal amounts of long term debt maturing after September 30, 1997 are:

Dollars in thousands  1998    1999    2000    2001    2002    Thereafter
------------------------------------------------------------------------
                      $5,144  $4,619  $4,545  $4,545  $4,545  $17,439
========================================================================

Cash payments for interest on all borrowings were $4,246,000, $4,752,000 and $5,339,000 in 1997, 1996 and 1995, respectively.

The carrying amount of long term debt as of September 30, 1997 approximates fair value. The fair value was determined by discounting the future cash outflows based upon the current market rates for instruments with a similar risk and term to maturity.

RESTRUCTURING
-------------------------------------------------------------------------------
During June 1997, the company initiated a plan to restructure its European wireless products business and phase out its fiber optic sensors and global messaging development activities. In connection with the restructuring plan, approximately 300 employees will be terminated at an estimated cost of $1.6 million. In addition to termination costs, the restructuring charge includes an estimated loss on disposal of equipment of $1.7 million. The remaining cash costs at September 30, 1997 will be paid during fiscal 1998.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

INCOME TAXES
-------------------------------------------------------------------------------
The composition of the provision for income taxes follows:

                                         Year Ended September 30
Dollars in thousands                    1997      1996      1995
--------------------------------------------------------------------
Currently Payable:
Federal                                 $ 29,636  $ 35,013  $ 22,345
Non-United States                         19,852    15,702    12,937
State                                      5,281     4,779     3,008
--------------------------------------------------------------------
                                          54,769    55,494    38,290

Deferred (Credit):
Federal and State                          3,280    (2,608)    2,199
Non-United States                            (25)     (122)       98
--------------------------------------------------------------------
                                           3,255    (2,730)    2,297
--------------------------------------------------------------------
                                        $ 58,024  $ 52,764  $ 40,587
====================================================================
Income Taxes Paid                       $ 44,641  $ 37,041  $ 27,387
====================================================================
Components of Income from Continuing
  Operations Before Income Taxes:
United States                           $ 99,782  $ 82,078  $ 70,955
Non-United States                         66,000    64,488    41,486
--------------------------------------------------------------------
                                        $165,782  $146,566  $112,441
====================================================================

The company's effective income tax rate varied from the statutory United States federal income tax rate because of the following:

                                                1997   1996   1995
-------------------------------------------------------------------
Statutory United States federal tax rate        35.0%  35.0%  35.0%
Foreign Sales Corporation (FSC)                 (2.8)  (2.7)  (2.3)
State income taxes, net of federal tax effect    2.2    2.1    2.2
Other items                                      0.6    1.6    1.2
-------------------------------------------------------------------
Effective Tax Rate                              35.0%  36.0%  36.1%
===================================================================

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

The tax effects of temporary differences have given rise to gross deferred tax assets of $11,333,000, primarily accrued expenses and inventory, and gross deferred tax liabilities of $10,274,000, primarily depreciation, as of September 30, 1997. The company has not recorded a valuation allowance for deferred tax assets because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

No provision has been made for income taxes of approximately $15,190,000 as of September 30, 1997, which would be payable should undistributed net income of subsidiaries located outside the United States be distributed as dividends. The company plans to continue its non-United States operations, and anticipates the ability to use tax planning opportunities if any dividends are declared or paid from these operations.

STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------
COMMON STOCK
The company has authorized 400,000,000 shares of common stock with a par value of $.01 per share. As of September 30, 1997, 89,657,334 shares of common stock were outstanding. Each outstanding common share has attached to it a one Share Purchase Right that, until exercisable, cannot be transferred apart from the company's Common Stock. The Rights will only become exercisable if a person or group acquires 15% or more of the company's Common Stock or announces an offer to acquire 15% or more of the company's Common Stock. In the event the Rights become exercisable, each Right may entitle the holder to purchase Common Stock of either the surviving or acquired company at one-half its market price.

During the third quarter of fiscal year 1997, the company implemented a stock buy-back program, which authorized the company to repurchase up to five million shares of its common stock. As of September 30, 1997, the company had repurchased 1,545,000 common shares for a total cost of $41,600,000. The common shares repurchased under this program may be used to meet employee compensation needs or used in future acquisitions.

On February 11, 1997, the company's Board of Directors approved a three-for-two stock split to stockholders of record on February 25, 1997, payable March 11, 1997. A three-for-two stock split was also effected in March 1996 and in March 1995. All prior year amounts have been restated to reflect the stock splits.

Common Stock issued and outstanding and held in treasury is summarized in the tables below:

                                                Year Ended September 30
                                           1997         1996        1995
------------------------------------------------------------------------------
SHARES OF COMMON STOCK - ISSUED
Balance at beginning of year                68,479,398  45,653,823  30,435,882
Three-for-two stock split                   34,238,812  22,825,575  15,217,941
------------------------------------------------------------------------------
Balance at End of Year                     102,718,210  68,479,398  45,653,823
==============================================================================

SHARES OF COMMON STOCK - HELD IN TREASURY

Balance at beginning of year                 8,047,229   5,620,970   4,206,023
Three-for-two stock split                    4,023,615   2,809,352   2,103,012
Stock repurchase                             1,545,000          --          --
Stock purchase and option plans               (554,968)   (383,093)   (688,065)
------------------------------------------------------------------------------
Balance at End of Year                      13,060,876   8,047,229   5,620,970
==============================================================================

As of September 30, 1997, 5,105,027 shares of Common Stock were reserved for the various stock plans described in the following Stock-Based Compensation section.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB No. 25, compensation expense is measured as the excess of market price over the price the employee must pay to acquire the stock on the grant date. All options are granted by the company at market price and, as a result, no compensation expense is recorded.

The company currently maintains a long term Management Incentive Program (MIP), which provides for the issuance of up to 9,112,500 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Options under this plan vest over a four-year period. Options granted prior to fiscal year 1996 expire five years after grant, while options granted during fiscal years 1996 and 1997 expire ten years after grant. In fiscal year 1997, there were 572,250 options granted under the plan.

The company also maintains a Stock Option Plan for Non-Employee Directors (DSP) that provides for the issuance of up to 1,012,500 common shares. Options under this plan vest over a five year period and expire ten years after grant. In fiscal year 1997, there were 90,000 options granted under the plan.

The company also has an Employee Stock Purchase Plan (ESPP) that expires on February 1, 1999. All employees with six months of service as of the annual offering date are eligible to participate in this plan. The plan authorizes up to 1,771,875 shares of Common Stock to be sold to employees at 85% of market value. All shares issued under this plan are restricted and cannot be sold for one year following the date of purchase. In fiscal year 1997, there were 76,387 shares purchased by employees under the plan.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the company had accounted for its stock option plans under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the 1997 and 1996 MIP, DSP, and ESPP, respectively: risk-free interest rate of 6.11% and 6.70%; dividend yield of 0%; a volatility factor of .415, and a weighted average expected life of the options of six years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The company's pro forma information follows:

                                                Year Ended September 30
Dollars in thousands except per share amounts   1997      1996
-----------------------------------------------------------------------
Pro forma income from continuing operations     $104,485  $92,172
Pro forma net income                              85,069   88,767
Pro forma net income from continuing
  operations per share                              1.14     1.00
Pro forma net income per share                  $   0.93  $  0.97
=======================================================================

The effects on pro forma disclosures of applying Statement No. 123 are not likely to be representative of the effects of such disclosures in future years. Because Statement No. 123 is applicable only to options granted subsequent to September 30, 1995, the pro forma effect is not fully reflected in fiscal years 1996 and 1997.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

A summary of the company's stock option activity and related information follows:

                                    Year Ended September 30
                                   1997         1996        1995
----------------------------------------------------------------------
Outstanding at beginning of year   2,618,631    2,367,636    3,520,800
Granted                              662,250    1,011,825      838,013
Expired or cancelled                (143,925)    (274,270)     (72,152)
Exercised                           (488,923)    (486,560)  (1,919,025)
----------------------------------------------------------------------
Outstanding at End of Year         2,648,033    2,618,631    2,367,636
======================================================================
Exercisable at End of Year           673,147      472,275      306,788
======================================================================

WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year      $13.92       $ 9.44       $ 3.83
Granted                                37.60        20.60        15.65
Expired or cancelled                   20.91        12.73         5.08
Exercised                               9.55         6.71         2.02
Outstanding at end of year             20.26        13.92         9.44
Exercisable at end of year            $11.64       $ 8.16       $ 4.51
======================================================================

The weighted average fair value of options granted during fiscal years 1997 and 1996 were $13.84 and $10.05 per share, respectively. The weighted average contractual life of options outstanding as of September 30, 1997 is 8.74 years. The range of exercise prices for options outstanding at September 30, 1997 was $1.31 to $38.17. The range of exercise prices for options is wide due primarily to the increasing price of Andrew Corporation stock over the period of the grants.

OTHER
Foreign currency translation adjustments decreased equity by $4.9 million during the year ended September 30, 1997. Foreign currency translation adjustments decreased equity by $0.7 million and $2.3 million during the years ended September 30, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

GEOGRAPHIC SEGMENT INFORMATION
-------------------------------------------------------------------------------
As a result of the disposal of the network segment, the company's operations now consist of a dominant industry segment, Commercial Operations. This segment serves commercial markets, including wireless service operators, radio equipment companies, television stations, utilities and distributors. Products include antennas, antenna systems and coaxial cable. Principal financial data by major geographic area is as follows:

                                          Year Ended September 30
Dollars in thousands                    1997         1996          1995
-------------------------------------------------------------------------------
SALES:
United States:
Customers                               $559,873     $508,358     $443,427
Intercompany                             115,647       87,714       58,271
-------------------------------------------------------------------------------
                                         675,520      596,072      501,698

Europe, Africa, Middle East:
Customers                                178,773      147,917      120,773
Intercompany                               8,896       12,024       13,890
-------------------------------------------------------------------------------
                                         187,669      159,941      134,663

Asia-Pacific:
Customers                                 51,419       50,344       38,026
Intercompany                               3,672        2,298        1,645
-------------------------------------------------------------------------------
                                          55,091       52,642       39,671

Other Americas:
Customers                                 79,410       59,388       22,517
Intercompany                               6,382        5,557        5,285
-------------------------------------------------------------------------------
                                          85,792       64,945       27,802
Eliminations                             134,597      107,593       79,091
-------------------------------------------------------------------------------
CONSOLIDATED SALES                      $869,475     $766,007     $624,743
===============================================================================

UNITED STATES - EXPORT SALES            $105,147     $108,675     $101,305
===============================================================================

OPERATING INCOME:
United States                           $104,154     $ 87,522     $ 75,567
Europe, Africa, Middle East               33,603       36,055       19,359
Asia-Pacific                              20,460       23,951       18,199
Other Americas                             5,576        3,776        3,678
-------------------------------------------------------------------------------
CONSOLIDATED OPERATING INCOME           $163,793     $151,304     $116,803
===============================================================================

ASSETS IDENTIFIABLE TO:
United States                           $456,566     $442,721     $367,025
Europe, Africa, Middle East              112,726      107,051      101,550
Asia-Pacific                              48,362       18,559       17,449
Other Americas                            73,500       62,898       19,090
-------------------------------------------------------------------------------
CONSOLIDATED ASSETS                     $691,154     $631,229     $505,114
===============================================================================

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Sales and transfers between geographic areas are made at amounts that approximate manufacturing cost and generally consist of products that require additional processing and with respect to which related selling, marketing and engineering expenses are incurred prior to shipment to customers.

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
-------------------------------------------------------------------------------

Due to variability of shipments under large contracts, customers' seasonal installation considerations, variations in product mix and in profitability of individual orders, the company can experience wide quarterly fluctuations in net sales and income. Consequently, it is more meaningful to focus on annual rather than quarterly results.

Dollars in thousands except per share amounts          December     March        June         September    Total
-------------------------------------------------------------------------------------------------------------------
1997:
Sales                                                  $225,715     $202,227     $208,911     $232,622     $869,475
Gross profit                                             87,486       82,729       91,946       93,505      355,666
Income from continuing operations before income taxes    39,333       40,739       38,398       47,312      165,782
Discontinued operations                                   1,227          968       17,221            -       19,416
Net income                                               24,340       25,512        7,738       30,752       88,342
Income from continuing operations per share                0.28         0.29         0.27         0.34         1.18
Net income per share                                       0.26         0.28         0.08         0.34         0.96

Common Stock Price Range:
High                                                     41-1/8       42-1/4       36-5/8      33-3/16
Low                                                      31-1/6       33-2/3       22-5/8       24-7/8
===================================================================================================================

1996:
Sales                                                  $170,474     $175,437     $189,907     $230,189     $766,007
Gross profit                                             68,437       69,870       82,211       99,968      320,486
Income from continuing operations before income taxes    27,438       30,212       38,493       50,423      146,566
Discontinued operations                                     659        1,061          599        1,086        3,405
Net income                                               16,911       18,292       24,007       31,187       90,397
Income from continuing operations per share                0.19         0.21         0.27         0.35         1.02
Net income per share                                       0.18         0.20         0.26         0.34         0.98

Common Stock Price Range:
High                                                     26-2/9           26           37     35-11/12
Low                                                      16-4/9       13-5/6       25-5/6           27
====================================================================================================================

REPORT OF INDEPENDENT
AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
ANDREW CORPORATION

We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

\s\ Ernst & Young LLP
Chicago, Illinois
October 24, 1997

FIVE YEAR FINANCIAL SUMMARY

Dollars in thousands, except per share amounts     1997      1996       1995      1994      1993
---------------------------------------------------------------------------------------------------
OPERATIONS <F1> <F2>
Sales                                              $869,475  $766,007   $624,743  $536,025  $394,276
Gross profit                                        355,666   320,486    264,013   217,796   156,130
Operating income                                    163,793   151,304    116,803    84,497    51,149
Other (income) expense                               (1,989)    4,738      4,362     7,226     3,145
Income from continuing operations before taxes      165,782   146,566    112,441    77,271    48,004
Income from continuing operations                   107,758    93,802     71,854    49,360    30,587
Discontinued Operations
   Loss (income) from operations of network
      business, net of taxes                          3,330     3,405      1,899     3,593     1,184
   Loss on disposal of network business,
      net of taxes                                   16,086         -          -         -         -
Net income                                           88,342    90,397     69,955    45,767    29,403
Income from continuing operations per share            1.18      1.02       0.79      0.55      0.34
Net income per share                                   0.96      0.98       0.77      0.51      0.33
====================================================================================================

FINANCIAL POSITION
Working capital                                     332,721   284,602    227,164   171,705   142,675
Total assets                                        691,154   631,229    505,114   425,326   343,876
Long-term debt                                       35,693    40,423     45,255    46,092    52,467
Stockholders' equity                                509,123   456,214    357,191   276,553   221,872
====================================================================================================

CASH FLOW
From operations                                     151,680    66,796     55,816    52,343    54,911
Used in investing activities                        (61,427)  (78,683)   (55,367)  (38,692)  (33,295)
From (used for) financing activities                (25,499)   (1,972)     4,570     4,259    (5,938)
Cash and equivalents                               $ 93,823  $ 31,295   $ 46,064  $ 40,714  $ 22,001
====================================================================================================

RATIOS AND OTHER DATA
Current ratio                                           3.6       3.4        3.4       2.8       3.2
Return on Sales:
   Income from continuing operations                   12.4%     12.2%      11.5%      9.2%      7.8%
   Net income                                          10.2%     11.8%      11.2%      8.5%      7.5%
Return on average assets                               13.4%     15.9%      15.0%     11.9%      8.9%
Return on average stockholders' equity                 18.3%     22.2%      22.1%     18.4%     14.2%
====================================================================================================

Stockholders' equity per share outstanding         $   5.68  $   5.03   $   3.97  $   3.12  $   2.54
Foreign exchange gain (loss)                          3,433       972     (1,612)   (1,922)    1,380
Research and development                             41,076    29,624     21,041    20,377    17,118
Additions to property, plant and equipment           49,144    52,475     48,076    28,471    18,479
Net assets located outside U.S. at year end         228,488   220,600    160,700   130,900    90,300

Orders entered                                      864,918   790,621    684,504   532,881   401,284
Order backlog at year end (under 12 months)         132,610   152,205    125,446    83,884    85,170
Order backlog at year end (over 12 months)         $  5,950  $ 14,756   $ 18,529  $    595  $  1,573
====================================================================================================

Number of full time equivalent employees
  at year end:
   Outside United States                              1,185     1,162        763       661       584
   Total employees                                    4,227     4,622      3,677     3,405     3,110
Average shares of stock outstanding (thousands)      91,607    91,782     90,728    90,462    88,788
Stockholders of record at year end                    4,599     3,242      2,340     1,482     1,133
====================================================================================================

<F1> The results of operations for all years have been updated for the disposal of the network products segment in 1997.

<F2> The results of operations for all years have been updated for the pooling of interests with the Antenna Company in 1996.  All other acquisitions have been included in operations since the date of acquisition.

                                                                           34/35

                                   APPENDIX A

PAGES WHERE GRAPHIC           DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL
IMAGE APPEARS                    (In thousands, except per share amounts)
13                            Bar graph of Sales (Dollars in Millions)
                              Data points: 1993-$394, 1994-$536, 1995-$625, 1996-$766, 1997-$869

13                            Bar graph of Gross Profit (Dollars in Millions)
                              Data points: 1993-$156, 1994-$218, 1995-$264, 1996-$320, 1997-$356

13                            Bar graph of Research and Development (Dollars in Millions)
                              Data points: 1993-$17, 1994-$20, 1995-$21, 1996-$30, 1997-$41

14                            Bar graph of Sales and Administrative (Dollars in Millions)
                              Data points: 1993-$88, 1994-$113, 1995-$126, 1996-$140, 1997-$146

14                            Bar graph of Income from Continuing Operations (Dollars in Millions)
                              Data points: 1993-$31, 1994-$49, 1995-$72, 1996-$94, 1997-$108

14                            Bar graph of Net Income (Dollars in Millions)
                              Data points: 1993-$29, 1994-$46, 1995-$70, 1996-$90, 1997-$88

15                            Bar graph of Sales per Employee (Dollars in Thousands)
                              Data points: 1993-$147, 1994-$191, 1995-$194, 1996-$192, 1997-$198

15                            Bar graph of Net Cash from Operations (Dollars in Thousands)
                              Data points: 1993-$55, 1994-$52, 1995-$56, 1996-$67, 1997-$152

15                            Bar graph of Capital Expenditures (Dollars in Thousands)
                              Data points: 1993-$18, 1994-$28, 1995-$48, 1996-$52, 1997-$49
