Form 10-K, Exhibit 13
period 1998-09-30
ANDREW CORP
filed 1998-12-21
CIK 317093

OPERATIONS REVIEW

During 1998, several of our markets achieved good growth, but the growth was not large enough to offset slowed cellular and PCS wireless markets in the United States and the delays in business in Southeast Asia.

     Sales declined $16.6 million or 1.9% in 1998 to $852.9 million from $869.5 million in 1997. International sales grew 2.4% to $420.4 million in 1998 compared with $414.7 million in 1997 and $336.3 million in 1996. International sales represented 49% of total revenue in 1998 and 48% in both 1997 and 1996.

     In 1998, wireless infrastructure sales increased slightly. Strong growth in international cellular sales was partially offset by the impact of the Hong Kong Metro distributed communications project, which was completed in 1997. Sales last year included $20 million in revenues from this project. Sales to the land mobile radio market showed moderate growth over 1997, domestic cellular declined slightly and domestic personal communications sales remained relatively unchanged. Sales to the common carrier and private microwave market accounted for the majority of the decline in 1998 sales, with lower sales across all geographic areas, except Latin America, which showed significant improvement over 1997. Sales of wireless accessories were higher in the U.S., but declined overall, due mainly to weakness in Europe, which resulted from the 1997 restructuring. Broadcast and government sales were also lower compared with 1997 levels.

     From a product standpoint, coaxial cable sales, in 1998, increased 4.1% while terrestrial microwave antennas, other products and services, and wireless accessories declined 3.4%, 14.0% and 7.2%, respectively. In 1997, coaxial cable sales and other products and services drove the increase in sales over 1996.

     Cost of Products Sold, as a percentage of sales, was 61.2% in 1998 compared with 59.1% and 58.2% in 1997 and 1996, respectively. In 1998, increased price pressures and lower volumes in the towers business contributed to the growth in cost of products sold, as a percentage of sales. This trend was partially offset by positive contributions from product mix and efficiency improvements over 1997. In 1997, competitive price pressure and changes in product mix were partially offset by productivity gains, volume efficiencies and manufacturing improvements, resulting in an increase in cost of products sold, as a percentage of sales.

     Research and Development Expenditures declined $15.3 million or 37.2% to $25.8 million in 1998. As a percentage of sales revenue, research and development expenses were 3.0%, 4.7% and 3.9% in 1998, 1997 and 1996, respectively. The decline in 1998 was primarily due to the phase-out of the company's fiber optic sensors and global messaging development activities and to the transition of new product lines into production. The company expects research and development expenses to grow 10 to 15% in 1999 as the company continues to expand and enhance its core products and markets and develop new products.

     Sales and Administrative Expenses in 1998 were $145.3 million, basically unchanged from 1997. In addition to lower spending levels driven by the above-mentioned product phase-outs, the company also benefited from the 1997 restructuring of its European wireless products business. Offsetting these reductions, administrative expenses increased due to the company's continued investments in upgrading its business and information systems. As a percentage of sales revenue, selling and administrative expenses increased slightly to 17.0% compared with 16.8% in 1997 and 18.2% in 1996. During 1999, the company will continue to focus on providing the resources to support revenue growth in the most cost-effective method possible.

     Other Income and Expense in 1998 resulted in an expense of $2.5 million compared with income of $2.0 million in 1997 and an expense of $4.7 million in 1996. In 1998, net interest income was $1.6 million compared with net interest expense of $0.9 million in 1997 and $3.4 million in 1996. The increase of $2.5 million in 1998 was due to interest earned on advances to the company's joint ventures, as well as higher average investment balances. Net other expense was $4.0 million in 1998 compared with net other income of $2.9 million in 1997 and net other expense of $1.4 million in 1996. In 1998, net other expense consisted primarily of foreign exchange losses during the fourth quarter compared with foreign exchange gains in 1997.

     Income from Continuing Operations declined 3.6% to $103.8 million in 1998 compared with $107.8 million in 1997 and $93.8 million in 1996. During 1998, the company's effective income tax rate for continuing operations decreased to 34.0% from 35.0% in 1997 and 36.0% in 1996.

Liquidity
Cash and cash equivalents were $78.4 million in 1998, $93.8 million in 1997 and $31.3 million in 1996. Working capital was $320.1 million in 1998, $332.7 million in 1997 and $284.6 million in 1996. Management believes the current level of working capital will be adequate to meet the company's liquidity needs related to normal operations. The decrease in working capital in 1998 was due mainly to purchases of the company's common stock through its stock buyback program. The increase in working capital in 1997 was due mainly to cash generated from operations, which was partially offset by repurchase of the company's common stock.

     During 1998, the company generated $149.9 million in cash from operations, principally from net income of $103.8 million, which included non-cash charges of $36.6 million. Changes in accounts receivable and receivables from affiliates accounted for the remainder of the growth in cash from operations. Days sales in billed receivables increased from 67 days in 1997 to 70 days in 1998. During 1997 the company generated $151.7 million in cash from operations, mainly from net income of $88.3 million, which included non-cash charges of $66.5 million. Included in those non-cash charges was a charge of $22.8 million related to the discontinuation of the company's network products business.
Days sales in billed receivables decreased from 72 days in 1996 to 67 days in 1997. During 1996, the company generated $66.8 million in cash from operations.

     Net cash used in investing activities was $64.1 million in 1998, $61.4 million in 1997 and $78.7 million in 1996. During 1998, the company spent $58.5 million on property, plant and equipment, which included expenditures of $8.3 million related to the construction of a cable manufacturing facility in Suzhou, China and $10.7 million related to the construction of facilities in Texas. Capital spending totaled $49.1 million in 1997 and $52.5 million in 1996.

     During the first quarter of fiscal year 1998, the company purchased an additional 19% interest in its Brazilian operations for $3.0 million bringing the company's ownership percentage to 70%. In 1996, the company purchased a 51% interest in its Brazilian operations for $14.6 million, net of cash received. During 1996, the company also purchased an 80% interest in Satcom Group of Companies, located in South Africa, for $3.2 million, net of cash received.
No cash was used for acquisitions in 1997.

     Net cash used in financing activities was $100.4 million in 1998, $25.5 million in 1997 and $2.0 million in 1996. In May 1997, the company's Board or Directors authorized the company to repurchase 5.0 million shares of its common stock. In June 1998, the company's Board of Directors increased this total to
10.0 million. During 1997, the company repurchased 1.5 million shares of its common stock for $41.6 million. During 1998, the company repurchased an additional 5.5 million shares for $105.4 million, bringing the total repurchased under the stock buyback program to 7.0 million shares, at a total cost of $147.0 million. Shares repurchased under this program will be held to meet potential employee compensation needs or used in future acquisitions. Although the company has never paid cash dividends, the Board of Directors periodically reviews this practice and, to date, had elected to retain earnings in the business to finance future investments and operations.

     The company currently maintains three revolving line of credit agreements. The first is a $50 million revolving line of credit agreement with Bank of America, Illinois. During 1997 and 1998, the company's French operations borrowed a total of $3.8 million under this agreement. There were no amounts outstanding under this line of credit agreement at September 30, 1996. In 1997, the company arranged a $15.0 million line of credit agreement with ABN-AMRO for its Brazilian operations. In 1997, the company's Brazilian operation borrowed $10.7 million under this agreement to finance its facility expansion. During 1998, the company paid down the majority of this loan and only $3.5 million remained at September 30, 1998. During 1998, the company initiated a $12.0 million line of credit agreement with Bank Austria Creditanstalt. As of September 30, 1998, there was $5.5 million outstanding under the agreement.

     The company currently has $31.8 million in senior notes payable outstanding, of which $4.5 million is due within one year. In addition, the company also has a $3.8 million industrial development revenue bond outstanding, which was used to facilitate the construction of a manufacturing facility in Newnan, Georgia in 1995. This debt is due to be repaid in 2005. During 1998, the company's Brazilian subsidiary entered into a loan agreement with Banco Nacional De Desenvolvimento Economico E Social for $7.0 million, the proceeds of which were used to pay down a portion of the company's oustanding line of credit with ABN-AMRO. This debt is due to be repaid starting in 2003.

Year 2000
The Year 2000 issue arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with 20 instead of 19. If not corrected, many computer applications could fail or create erroneous results.

     In 1994, the company instituted a program to routinely review its computer hardware and software to increase operational efficiencies. As an output from this effort, the company purchased a new business system in 1994 that would not only meet the company's needs but was also Year 2000 compliant. To date, the company has completed it testing and is currently in the process of implementing the system at all operating locations. The company expects to have the system fully implemented at all major locations by March 1999. Amounts expended or to be expended on information technology systems exclusively to ensure Year 2000 compliance are not expected to be material to the company's consolidated results of operations or financial position.

     Management has also initiated a comprehensive program to prepare the company's manufacturing and facility systems for the year 2000. The company is actively engaged in testing and fixing applications such as security, environmental, desktop computers and production equipment to ensure they are Year 2000 ready. The company currently does not expect remediation costs to be material nor does it expect any significant interruption to its operations because of Year 2000 problems. Most of the company's products do not have Year 2000 readiness issues because they do not contain date-sensitive functions.

     The company is in the process of contacting all third parties with which it has significant relationships, to determine the extent to which the company could be vulnerable to failure by any of them to obtain Year 2000 compliance. Some of the company's major suppliers, customers and financial institutions have confirmed that they anticipate being Year 2000 compliant on or before December 31, 1999, although many have only indicated that they have Year 2000 readiness programs. To date, the company is not aware of any significant third parties with a Year 2000 issue that could materially impact the company's operations, liquidity or capital resources. However, the company has no means of ensuring that third parties will be Year 2000 ready and the potential effect of third-party non-compliance is currently not determinable.

     The company has devoted and will continue to devote the resources necessary to ensure that all Year 2000 issues are properly addressed. However, there can be no assurance that all Year 2000 problems are detected. Further, there can be no assurance that the company's assessment of its third party vendors and suppliers will be accurate. Some of the potential worst-case scenarios that could occur include: (1)corruption of data in the company's internal systems;
(2)failure of infrastructure services provided by government agencies; and (3) health, environmental and safety issues relating to the company's facilities.
If any of these situations were to occur, the company's operations in certain areas could be temporarily interupted.

     These interruptions could be more severe in countries outside the U.S. where the company does a considerable amount of its business. The company intends to develop Year 2000 contingency plans for continuing operations in the event such problems arise. The company has operations around the world and is considering shifting operations to different facilities if there are interruptions to operations in particular countries or regions.

Risk Factors
Safe Harbor for Forward-Looking Statements. We have made forward-looking statements in this Annual Report under "Letter to Stockholders", in "Operations Review" and elsewhere. Although we have based these statements on the beliefs and assumptions of our management and on information currently available to them, they are subject to risks and uncertainties. We wish to ensure that such statements are accompanied by meaningful cautionary statements, so as to obtain the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, such statements are qualified by reference to the discussion below of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements.

     We caution the reader that the list of factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such reisk factors, nor can we assess the impact, if any, or such risk factors on our business or the extent to which any factors may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, you should not put undue reliance on any forward looking statements.

     Share Price Volatility. In the past years, the market price of our common stock has been very volatile. We believe that the price has fluctuated in response to such things as changes in growth rates of sales, net income and cash flow; volatility in the U.S. stock market in general and in wireless equipment stocks in particular; changes in analysts' estimates; and changes in general economic conditions. We expect that the price of our common stock will fluctuate in the future, perhaps substantially.

     Fluctutations in Operating Results. Historically our quarterly and annual revenues and operating results have fluctuated. We expect similar fluctuations in the future. In addition to general economic and political conditions, the following factors affect our revenues: timing of significant customer orders, inability to forecast future revenue due to our just-in-time supply approach, changes in competitive pricing, and wide variations in profitability by product line. Since our quarterly and annual revenues and operating results vary, we believe that period-to-period comparisons are not necessarily meaningful and you should not rely on such comparisons as indicators of our future performance.

     Intense Competition and Pricing Pressure. We believe that to be profitable in the future we must respond effectively to increased competitive pressure. We consider our principal competitive factors to include product quality and performance, service and support, pricing and proprietary technology. Over the past three years, in response to aggressive pricing practices by our competitors, we have lowered prices for most of our products by 5 to 6% per year. If we are unable to compete successfully, we may lose market share. We expect that a significant loss in market share would have a material negative effect on our business, financial condition and operating results.

     Rapid Technological Change and Pressure to Develop New Products. We believe that our future success depends on our ability to effectively anticipate and respond to changes in technology, customer needs and industry standards. Failure to anticipate changes, to adapt current products, to develop and introduce new products on a timely basis, or to gain market acceptance for new products would impair our competitiveness and could have a material negative impact on our business and operating results.

     International Risk. Nearly half of our sales are outside the United States and in recent years we have significantly increased our international manufacturing capabilities. We anticipate that international sales will continue to represent a substantial portion of our revenues and that continued growth and profitability will require further international expansion. International business risks include currency fluctuations, tariffs and other trade barriers, longer customer payment cycles, adverse taxes, restrictions on the repatriation of earnings, compliance with local laws and regulations, political and economic instability, and difficulties in managing and staffing operations. In particular, the recent deterioration of certain economies, such as Southeast Asia and Russia, did have a negative impact on the financial results of our business in these regions during 1998. We believe that international risk factors could materially impact our future sales, financial condition and operating results.

     Ability to Attract and Retain Qualified People. We believe that our future success significantly depends on our ability to attract and retain highly qualified personnel. We cannot be sure that we will be able to attract and retain key personnel in the future. We believe our inability to do so could negatively impact our business, financial condition and operating results.

     Year 2000 Compliance. We are working toward bringing our business, manufacturing and facilities systems into Year 2000 compliance. We also are contacting third parties with whom we have significant relationships to determine our vulnerability to their failure to achieve Year 2000 compliance. Our failure to detect and address our own third-party Year 2000 problems could have a significant negative impact on our business, financial condition and results of operations.

     Dependence on Intellectual Property Rights. Others could obtain or use our intellectual property without our permission, develop equivalent or superior technology, or claim that we have infringed on their intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, and non-disclosure and non-competition agreements to protect our rights. We are dependent on our intellectual property rights as a whole; however, we do not believe that the loss of exclusivity with respect to any one right would have a significant negative impact on our business, financial condition or operating results.

     Impact of Governmental Regulation. We are not directly regulated in the U.S., but most of our customers and the telecommunications industry generally are subject to Federal Communications Commission regulation. We believe that regulatory changes could have a significant negative effect on our business and operating results by restricting our customers' development efforts, making current products obsolete or increasing competition. Internationally, where many of our customers are government owned and operated entities, we also are at risk of changes in economic policy and communications regulation. In addition, our joint ventures in Russia and Mexico require telecommunications licenses, which may limit or otherwise affect the operations of the ventures.

CONSOLIDATED STATEMENTS OF INCOME
                                                              Year Ended September 30
                                                           -----------------------------
Amounts in thousands, except per share amounts             1998         1997        1996
-------------------------------------------------------------------------------------------
Sales                                                   $ 852,915    $ 869,475    $ 766,007
Cost of products sold                                     521,996      513,809      445,521
-------------------------------------------------------------------------------------------
Gross Profit                                              330,919      355,666      320,486

Operating Expenses
Research and development                                   25,810       41,076       29,624
Sales and administrative                                  145,313      145,647      139,558
Restructuring                                                   -        5,150            -
-------------------------------------------------------------------------------------------
                                                          171,123      191,873      169,182
-------------------------------------------------------------------------------------------
Operating Income                                          159,796      163,793      151,304

Other
Interest expense                                            6,060        5,003        5,183
Interest income                                            (7,615)      (4,124)      (1,831)
Other (income) expense                                      4,007       (2,868)       1,386
-------------------------------------------------------------------------------------------
                                                            2,452       (1,989)       4,738
-------------------------------------------------------------------------------------------
Income from Continuing Operations
  Before Income Taxes                                     157,344      165,782      146,566

Income taxes                                               53,497       58,024       52,764
-------------------------------------------------------------------------------------------
Income from Continuing Operations                         103,847      107,758       93,802

Discontinued Operations
Loss from operations of Network Products
   Business, net of applicable tax benefit                      -        3,330        3,405

Loss on disposal of Network Products Business
   including provision of $1,040 for operating
   losses during phase-out period, net of
   applicable tax benefits                                      -       16,086            -
-------------------------------------------------------------------------------------------

                                                                -       19,416        3,405
-------------------------------------------------------------------------------------------
Net Income                                              $ 103,847    $  88,342    $  90,397
===========================================================================================
Basic Income from Continuing Operations per Average
   Share of Common Stock Outstanding                    $    1.18    $    1.18    $    1.04

Diluted Income from Continuing Operations per Average
   Share of Common Stock Outstanding                    $    1.18    $    1.18    $    1.03

Basic Net Income per Average Share of
   Common Stock Outstanding                             $    1.18    $    0.97    $    1.00

Diluted Net Income per Average Share of
   Common Stock Outstanding                             $    1.18    $    0.97    $    0.99
===========================================================================================
Average Basic Shares Outstanding                           87,941       90,947       90,263

Average Diluted Shares Outstanding                         88,306       91,539       91,033
===========================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
                                                                      September 30
                                                                --------------------------
Dollars in thousands                                            1998                  1997
---------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                                   $   78,395             $   93,823
Accounts receivable, less allowances
  (1998 - $3,026; 1997 - $2,754)                               181,389                185,752
Inventories
  Finished products                                             56,736                 57,458
  Materials and work in process                                111,057                109,432
---------------------------------------------------------------------------------------------
                                                               167,793                166,890
Assets related to discontinued operations, less allowances           -                  4,811
Miscellaneous current assets                                     9,229                  8,538
---------------------------------------------------------------------------------------------
Total Current Assets                                           436,806                459,814
Other Assets
Costs in excess of net assets of businesses acquired,
   less accumulated amortization
  (1998 - $10,291; 1997 - $8,742)                              23,177                 24,726
Investments in and advances to affiliates                      59,691                 55,628
Investments and other assets                                    9,267                 13,396
Property, Plant and Equipment
Land and land improvements                                     15,507                 11,646
Buildings                                                      83,789                 72,884
Equipment                                                     301,757                275,015
Allowances for depreciation and amortization                 (247,091)              (221,955)
--------------------------------------------------------------------------------------------
                                                              153,962                137,590
--------------------------------------------------------------------------------------------
Total Assets                                                $ 682,903              $ 691,154
============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Notes payable                                               $  13,897              $  14,319
Accounts payable                                               32,867                 37,237
Accrued expenses and other liabilities                         17,098                 21,014
Compensation and related expenses                              32,424                 29,312
Income taxes                                                   15,835                 16,430
Liabilities related to discontinued operations                      -                  3,637
Current portion of long term debt                               4,568                  5,144
--------------------------------------------------------------------------------------------
Total Current Liabilities                                     116,689                127,093
Deferred Liabilities                                           14,044                 10,239
Long Term Debt, less current portion                           38,031                 35,693
Minority Interest                                               5,361                  9,006
Stockholders' Equity
Common stock (par value, $.01 a share:
  400,000,000 shares authorized;
  102,718,210 shares issued, including treasury)                1,027                  1,027
Additional paid-in capital                                     53,309                 51,810
Foreign currency translation                                   (7,617)                (4,532)
Retained earnings                                             651,103                547,256
Treasury stock, at cost ( 18,210,250 shares in 1998;
  13,060,876 shares in 1997)                                 (189,044)               (86,438)
--------------------------------------------------------------------------------------------
                                                              508,778                509,123
--------------------------------------------------------------------------------------------
Total Liabilities and Equity                                $ 682,903              $ 691,154
============================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                      Year Ended September 30
                                                                   --------------------------------
Dollars in thousands                                               1998         1997          1996
---------------------------------------------------------------------------------------------------
Cash Flows from Operations
Net Income                                                      $ 103,847    $  88,342    $  90,397

Adjustments to Net Income
Restructuring costs                                                  (864)       4,439            -
Discontinued operations                                                 -       22,771            -
Depreciation and amortization                                      37,494       39,274       34,334
Decrease (increase) in accounts receivable                          3,637        4,074      (45,681)
Increase in inventories                                              (107)        (577)     (34,705)
Decrease (increase) in miscellaneous
     current and other assets                                       1,117       (3,331)      (1,663)
Decrease (increase) in receivables from affiliates                  3,150         (161)         130
Increase (decrease) in accounts payable and other liabilities       1,754       (2,471)      23,321
Other                                                                (176)        (680)         663
---------------------------------------------------------------------------------------------------
Net Cash from Operations                                          149,852      151,680       66,796

Investing Activities
Capital expenditures                                              (58,529)     (49,144)     (52,475)
Acquisition of businesses, net of cash acquired                    (3,000)           -      (17,802)
Investments in and advances to affiliates                          (3,195)     (13,097)      (9,030)
Proceeds from sale of property, plant and equipment                   607          814          624
---------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                            (64,117)     (61,427)     (78,683)

Financing Activities
Long term borrowings (payments) - net                               2,223       (4,524)      (5,229)
Short-term borrowings (payments) - net                                (38)      14,356       (2,455)
Stock purchase and option plans                                     2,859        6,297        5,712
Purchases of treasury stock                                      (105,405)     (41,628)           -
---------------------------------------------------------------------------------------------------
Net Cash Used for Financing Activities                           (100,361)     (25,499)      (1,972)
Effect of exchange rate changes on cash                              (802)      (2,226)        (910)
---------------------------------------------------------------------------------------------------
(Decrease) Increase for the year                                  (15,428)      62,528      (14,769)
Cash and equivalents at beginning of year                          93,823       31,295       46,064
---------------------------------------------------------------------------------------------------
Cash and Equivalents at End of Year                             $  78,395    $  93,823    $  31,295
===================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity
                                               Year Ended September 30
                                            -----------------------------
Dollars in thousands                        1998        1997        1996
-------------------------------------------------------------------------
Common Stock Issued
Balance at beginning of year            $   1,027   $     685   $     457
Three-for-two stock split                       -         342         228
-------------------------------------------------------------------------
Balance at End of Year                  $   1,027   $   1,027   $     685
=========================================================================
Additional Paid-In Capital
Balance at beginning of year            $  51,810   $  43,257   $  35,588
Three-for-two stock split                       -        (342)       (228)
Stock purchase and option plans             1,499       8,895       7,897
-------------------------------------------------------------------------
Balance at End of Year                  $  53,309   $  51,810   $  43,257
=========================================================================
Retained Earnings
Balance at beginning of year            $ 547,256   $ 458,914   $ 368,517
Net Income                                103,847      88,342      90,397
-------------------------------------------------------------------------
Balance at End of Year                  $ 651,103   $ 547,256   $ 458,914
=========================================================================
Treasury Stock
Balance at beginning of year            $ (86,438)  $ (46,991)  $ (48,448)
Repurchase of shares                     (105,405)    (41,628)          -
Stock purchase and option plans             2,799       2,181       1,457
-------------------------------------------------------------------------
Balance at End of Year                  $(189,044)  $ (86,438)  $ (46,991)
=========================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Summary of Significant Accounting Policies

Principles of consolidation
The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries in which the company exercises control. All significant intercompany accounts and transactions have been eliminated.

Cash equivalents
The company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relative short-term maturity of these investments.

Inventories
Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 50% of total inventories in 1998 and 44% of total inventories in 1997. The remaining inventories are valued on the first-in, first-out (FIFO) method.

     If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have remained unchanged at September 30, 1998, but would have increased by $1,395,000 at September 30, 1997.

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

Income from continuing operations per share and net income per share
During the first quarter of fiscal year 1998, the company adopted Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share". Income from continuing operations per share and net income per share are based on the weighted average number of common shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued accounting policies
In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company will adopt this statement in the first quarter of fiscal year 1999. The Company does not believe the additional reporting and disclosures will have a significant impact on the Company's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement, which is effective for the Company's fiscal year-end 1999 financial statements, establishes standards for the way enterprises report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports. The Company does not believe the additional disclosures will have a significant impact on the Company's financial statements.

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, " Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 provides guidance on the accounting treatment of costs related to software obtained or developed for internal use. The Company will adopt this statement in the first quarter of fiscal year 2000. Adoption of this statement is not expected to have a material effect on the Company's financial statements.

Business Acquisitions
--------------------------------------------------------------------------------
In December 1995, the company purchased a 51% interest in Mapra Industria e Comerico, Ltda. and Gerbo Telecommunicacoes e Servicos, Ltda. located in Brazil, for $14.6 million, net of cash received. The acquisition was accounted for as a purchase and, accordingly, the operating results of Mapra and Gerbo have been included in the consolidated operating results since the date of acquisition. Mapra and Gerbo manufacture, distribute and sell antennas, waveguides and towers and also provide installation services.

     In June 1996, the company purchased an 80% interest in Satcom Group of Companies, located in South Africa, for $3.2 million, net of cash received. The acquisition of Satcom was accounted for as a purchase and, accordingly, the operating results of Satcom have been included in the consolidated operating results since the date of acquisition.

     If the acquisitions of Mapra Industria e Comercio, Ltda., Gerbo Telecommuicacoes e Servicos, Ltda. and Satcom Group of Companies had taken place at the beginning of fiscal year 1996, Andrew Corporation's consolidated sales and net income would not have been materially affected.

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

     In October 1997, the company purchased an additional 19% interest in Mapra Industria e Comerico, Ltda. and Gerbo Telecommunicacoes e Servicos, Ltda. for $3.0 million. This acquisition was accounted for as a purchase and, accordingly, the company has included the additional operating results of Mapra and Gerbo since the date of acquisition.

Discontinued Operations
--------------------------------------------------------------------------------
On July 14, 1997, the company adopted a plan to discontinue the operations of its network products business. The business was acquired by Nlynx Systems Inc. during 1998. As such, there are no remaining assets or liabilities related to the business. The losses associated with the disposition did not materially differ from the estimated loss on disposal of the discontinued operations of $16.1 million (net of applicable taxes of $6.7 million) recorded during the third quarter 1997.


Earnings per Share
--------------------------------------------------------------------------------
In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". Statement 128 replaces the computation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The company adopted Statement 128 in the first quarter of fiscal year 1998. All share and per share amounts have been presented and, where necessary, restated to conform with the requirements of Statement 128.

The following table sets forth the computation of basic and diluted earnings per share:

                                                                  Year Ended September 30
                                                             ---------------------------------
In thousands, except per share amounts                       1998         1997         1996
----------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Numerator:
     Numerator for income from continuing operations per    $ 103,847    $ 107,758    $  93,802
     share
     Numerator for net income per share                     $ 103,847    $  88,342    $  90,397

Denominator:
     Weighted average shares outstanding                       87,941       90,947       90,263
----------------------------------------------------------------------------------------------
Income from continuing operations per share - basic         $    1.18    $    1.18        $1.04
===============================================================================================
Net income per share - basic                                $    1.18    $    0.97        $1.00
===============================================================================================

DILUTED EARNINGS PER SHARE
Numerator:
     Numerator for income from continuing operations per    $ 103,847    $ 107,758    $  93,802
     share
     Numerator for net income per share                     $ 103,847    $  88,342    $  90,397

Denominator:
     Weighted average shares outstanding                       87,941       90,947       90,263
     Effect of dilutive securities:
          Stock options                                           365          592          770
-----------------------------------------------------------------------------------------------
                                                               88,306       91,539       91,033
===============================================================================================
Income from continuing operations per share - diluted       $    1.18    $    1.18    $    1.03
===============================================================================================
Net income per share - diluted                              $    1.18    $    0.97    $    0.99
===============================================================================================

Options to purchase 2,143,000 shares of common stock, at prices ranging from $17.11 to $38.17 per share, were not included in the September 1998 computation of diluted earnings per share, because the option's exercise price was greater than the average market price of the common shares. Options to purchase 609,000 shares of common stock at, prices ranging from $37.25 to $38.17 per share were not included in the September 1997 diluted earnings per share calculation since the option's exercise price was higher than the average market price of the common shares. Options to purchase 97,000 shares of common stock, at prices ranging from $28.39 to $29.04 per share, were not included in the September 1996 computation of diluted earnings per share since the option's exercise price was higher than the average market price of the common shares.

Investments in and Advances to Affiliates
--------------------------------------------------------------------------------
The company has various investments in ventures that are accounted for by the equity method. Eight of the ventures are engaged in communication and data transmission in Russia, Ukraine and Mexico. The company has minority interest holdings in six of the ventures and a majority interest holding in two of the ventures. The company does not consolidate the majority-owned ventures because of governmentally imposed uncertainties that significantly affect the company's ability to exercise control. The method of accounting is evaluated on a periodic basis for appropriateness based on the existing conditions and the company's ability to exercise control. The company has no investments in ventures that are accounted for by the cost method. The combined operating results of the ventures and the company's share thereof were not material to the company's 1998, 1997 and 1996 operating results. The company guarantees a $25.0 million line of credit with ABN-AMRO, which is used by its ventures. As of September 30, 1998, $19.0 million was outstanding under the agreement.

Unbilled Receivables
--------------------------------------------------------------------------------
At September 30, 1998, unbilled receivables of $4,205,000 are included in accounts receivable compared with $8,546,000 at September 30, 1997. These amounts will be billed in accordance with contract terms and delivery schedules and are generally expected to be collected within one year.

Profit Sharing Plans
--------------------------------------------------------------------------------
Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 1998, 1997 and 1996 were $14,967,000, $12,933,000 and $13,678,000, respectively.

Borrowings
--------------------------------------------------------------------------------
Lines of Credit
The company maintains a $50 million revolving line of credit agreement with Bank of America, NT and SA. The maximum outstanding during 1998 under the line of credit was $3.8 million with a weighted average interest rate of 3.92%. The outstanding balance at September 30, 1998 was $3.8 million.

The company also maintains a $15.0 million line of credit agreement with ABN-AMRO for its Brazilian operations. The maximum oustanding during 1998 under the line of credit was $10.7 million with a weighted average interest rate of 22.43%. The outstanding line of credit balance at September 30, 1998 was $3.5 million.

In addition, the company also has a $12.0 million line of credit agreement with Bank Austria Creditanstalt. The maximum oustanding during 1998 under the agreement was $5.5 million with a weighted average interest rate of 6.40%. The outstanding balance at September 30, 1998 was $5.5 million.

The company also maintains various export financing arrangements with ABN-AMRO related to its Brazilian operations. The outstanding balance at September 30, 1998 was $1.1 million.

Long Term Debt
Long term debt at September 30 consisted of the following:

Dollars In Thousands, Except per Share Amounts      1998      1997
---------------------------------------------------------------------
9.52% senior notes payable to insurance companies
  in annual installments from 1995 through 2005     $31,818   $36,364
Variable rate Industrial Development Revenue Bond
   with Coweta County, Georgia                        3,800     3,800
12.00% loan agreement with Banco Nacional De
  Desenvolvimento Economico E Social                  6,960         -
Other                                                    21       673
Less: Current Portion                                 4,568     5,144
---------------------------------------------------------------------
Total Long Term Debt                                $38,031   $35,693
=====================================================================

Under the terms of the loan agreements, the company has agreed to maintain certain levels of working capital and net worth. At September 30, 1998, all these requirements have been met.

The principal amounts of long term debt maturing after September 30, 1998 are:

Dollars In Thousands   1999    2000    2001    2002    2003    Thereafter
-------------------------------------------------------------------------
                       $4,568  $4,545  $4,545  $9,553  $6,497  $12,891

Cash payments for interest on all borrowings were $7,146,000, $4,246,000 and $4,752,000 in 1998,1997 and 1996, respectively.

The carrying amount of long term debt as of September 30, 1998 approximates fair value. The fair value was determined by discounting the future cash outflows based upon the current market rates for instruments with a similar risk and term to maturity.

Restructuring
--------------------------------------------------------------------------------
During June 1997, the company initiated a plan to restructure its European wireless products business and phase out its fiber optic sensors and global messaging development activities. The restructuring was substantially complete as of June 30, 1998. Actual costs were not materially different than the total after-tax charges of $3.3 million or $.04 per diluted share recorded in June 1997.

INCOME TAXES
--------------------------------------------------------------------------------
The composition of the provision for income taxes follows:
                                                Year Ended September 30
                                               --------------------------
Dollars in thousands                           1998      1997        1996
-----------------------------------------------------------------------------
Currently Payable:
Federal                                     $  24,539   $  29,636   $  35,013
Non-United States                              17,043      19,852      15,702
State                                           4,708       5,281       4,779
-----------------------------------------------------------------------------
                                               46,290      54,769      55,494

Deferred (Credit):
Federal and State                               7,091       3,280      (2,608)
Non-United States                                 116         (25)       (122)
-----------------------------------------------------------------------------
                                                7,207       3,255      (2,730)
-----------------------------------------------------------------------------
                                            $  53,497   $  58,024   $  52,764
=============================================================================
Income Taxes Paid                           $  56,162   $  44,641   $  37,041
=============================================================================

Components of Income from Continuing
  Operations before Income Taxes:
United States                               $  97,909   $  99,782   $  82,078
Non-United States                              59,435      66,000      64,488
-----------------------------------------------------------------------------
                                            $ 157,344   $ 165,782   $ 146,566
=============================================================================

The company's effective income tax rate varied from the statutory United States federal income tax rate because of the following:

                                               Year Ended September 30
                                               --------------------------
                                               1998      1997      1996
-------------------------------------------------------------------------
Statutory United States federal tax rate       35.0 %    35.0 %    35.0 %
Foreign Sales Corporation (FSC)                (2.0)     (2.8)     (2.7)
State income taxes, net of federal tax effect   2.2       2.2       2.1
Other items                                    (1.2)      0.6       1.6
-------------------------------------------------------------------------
Effective Tax Rate                             34.0 %    35.0 %    36.0 %
=========================================================================

The tax effects of temporary differences have given rise to gross deferred tax assets of $11,300,000, primarily accrued expenses and inventory, and gross deferred tax liabilities of $17,386,000, primarily depreciation, as of September 30, 1998. The company has not recorded a valuation allowance for deferred tax assets because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

No provision has been made for income taxes of approximately $19,408,000 as of September 30, 1998, which would be payable should undistributed net income of subsidiaries located outside the United States be distributed as dividends. The company plans to continue its non-United States operations, and anticipates the ability to use tax planning opportunities if any dividends are declared or paid from these operations.

Stockholders' Equity
--------------------------------------------------------------------------------
Common Stock
The company has authorized 400,000,000 shares of common stock with a par value of $.01 per share. As of September 30, 1998, 84,507,960 shares of common stock were outstanding. Each outstanding common share has attached to it a one Share Purchase Right that, until exercisable, cannot be transferred apart from the company's Common Stock. The Rights will only become exercisable if a person or group acquires 15% or more of the company's Common Stock or announces an offer to acquire 15% or more of the company's Common Stock. In the event the Rights become exercisable, each Right may entitle the holder to purchase Common Stock of either the surviving or acquired company at one-half its market price.

During the third quarter of fiscal year 1997, the company implemented a stock buy back program, which authorized the company to repurchase up to five million shares of its common stock. As of September 30, 1997, the company had repurchased 1,545,000 shares of common stock at a total cost of $41,628,000. In June 1998, the company's Board of Directors authorized an additional five million common shares to be repurchased under the company's stock buyback plan, bringing the total authorized for repurchase to 10 million shares. During fiscal year 1998, the company repurchased 5,472,732 shares, at a total cost of $105,405,000, bringing the total shares repurchased under the stock buyback program to 7,017,732 shares at a total cost of $147,033,000. The common shares repurchased under this program may be used to meet employee compensation needs or used in future acquisitions.

A three-for-two stock split was effected in March 1997 and March 1996.

Common Stock issued and outstanding and held in treasury is summarized in the tables below:

                                                         Year Ended September 30
                                               -----------------------------------------
                                               1998                1997             1996
---------------------------------------------------------------------------------------------
Shares of Common Stock - Issued
Balance at beginning of year                 102,718,210          68,479,398       45,653,823
Three-for-two stock split                              -          34,238,812       22,825,575
---------------------------------------------------------------------------------------------
Balance at End of Year                       102,718,210         102,718,210       68,479,398
---------------------------------------------------------------------------------------------

Shares of Common Stock - Held in Treasury
Balance at beginning of year                  13,060,876           8,047,229        5,620,970
Three-for-two stock split                              -           4,023,615        2,809,352
Stock repurchase                               5,472,732           1,545,000                -
Stock purchase and option plans                 (323,358)           (554,968)        (383,093)
---------------------------------------------------------------------------------------------
Balance at End of Year                        18,210,250          13,060,876        8,047,229
---------------------------------------------------------------------------------------------

As of September 30, 1998, 5,177,454 shares of Common Stock were reserved for the various stock plans described in the following stock-based compaensation section.

Stock Based Compensation
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB No. 25, compensation expense is measured as the excess of market price over the price the employee must pay to acquire the stock on the grant date. All options are granted by the company at market price and, as a result, no compensation expense is recorded.

The company maintains a long term Management Incentive Program (MIP), which provides for the issuance of up to 9,112,500 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Options under this plan vest over a four-year period. Options granted prior to fiscal year 1996 expire five years after grant, while options granted during fiscal years 1996, 1997 and 1998 expire ten years after grant. In fiscal year 1998, there were 599,150 options granted under the plan .

The company maintains a Stock Option Plan for Non-Employee Directors that provides for the issuance of up to 1,012,500 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 1998, this plan was terminated due to an insufficient number of shares available for new grants. On February 10, 1998, the company's shareholders ratified a new Stock Option Plan for Non-Employee Directors (DSP) that provides for the issuance of up to 400,000 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 1998, there were 60,000 options granted under this plan.

The company has an Employee Stock Purchase Plan (ESPP) that expires on February 1, 1999. All employees with six months of service as of the annual offering date are eligible to participate in this plan. The Plan authorizes up to 1,771,875 shares of Common Stock to be sold to employees at 85% of market value. All shares issued under this plan are restricted and cannot be sold for one year following the date of purchase. In fiscal year 1998, there were 68,319 shares purchased by employees under the plan.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the company had accounted for its stock option plans under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the 1998, 1997 and 1996 MIP, DSP, and ESPP respectively: risk-free interest rate of 4.39%, 6.11% and 6.70%; dividend yield of 0%; a volatility factor of .477 for 1998,
 .415 for 1997 and 1996, and a weighted average expected life of the options of six years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The company's pro forma information follows:

                                                                    Year Ended September 30
                                                                 ------------------------------
Dollars In thousands except per share amounts                   1998          1997      1996
-----------------------------------------------------------------------------------------------
Pro forma income from continuing operations                     $99,891      $104,485    $92,172

Pro forma net income                                             99,891        85,069     88,767


Pro forma net income from continuing operations per share
   Basic                                                           1.14          1.15       1.02
   Diluted                                                         1.13          1.14       1.01

Pro forma net income per share
  Basic                                                            1.14          0.94       0.98
  Diluted                                                       $  1.13      $   0.93    $  0.98
-----------------------------------------------------------------------------------------------

The effects on pro forma disclosures of applying Statement No. 123 are not likely to be representative of the effects of such disclosures in future years. Because Statement No. 123 is applicable only to options granted subsequent to September 30, 1995, the pro forma effect is not fully reflected in fiscal years 1996, 1997 and 1998.

A summary of the company's stock option activity and related information follows:

                                             ------------------------------------------
                                             1998              1997             1996
---------------------------------------------------------------------------------------
Outstanding at beginning of year           2,648,033         2,618,631        2,367,636
Granted                                      659,150           662,250        1,011,825
Expired or cancelled                        (136,098)         (143,925)        (274,270)
Exercised                                   (259,254)         (488,923)        (486,560)
---------------------------------------------------------------------------------------
Outstanding at End of Year                 2,911,831         2,648,033        2,618,631
---------------------------------------------------------------------------------------

Exercisable at End of Year                 1,232,536           673,147          472,275

---------------------------------------------------------------------------------------
Weighted Average Exercise Price
---------------------------------------------------------------------------------------
Outstanding at beginning of year              $11.64            $13.92           $ 9.44
Granted                                        23.69             37.60            20.60
Expired or cancelled                           27.01             20.91            12.73
Exercised                                       8.12              9.55             6.71
Outstanding at End of Year                     21.81             20.26            13.92
Exercisable at End of Year                    $17.26            $11.64           $ 8.16
---------------------------------------------------------------------------------------

The weighted average fair value of options granted during fiscal years 1998, 1997 and 1996 was $12.93, $13.84 and $10.05 per share, respectively. The weighted average contractual life of options outstanding as of September 30, 1998 is 9.27 years. The range of exercise prices for options outstanding at September 30, 1998 was $2.02 to $38.17. The range of exercise prices for options is wide due to the increasing price of Andrew Corporation stock over the period of the grants, as well as the various stock splits that have occurred.

Other
Foreign currency translation adjustments decreased equity by $3.1 million during the year ended September 30, 1998. Foreign currency translation adjustments decreased equity by $4.9 million and $0.7 million during the years ended September 30, 1997 and 1996, respectively.

Geographic Segment Information
--------------------------------------------------------------------------------
As a result of the disposal of the network products segment, the company's operations now consist of a dominant industry segment, Commercial Operations. This segment serves commercial markets, including wireless service operators, radio equipment companies, television stations, utilities and distributors. Products include antennas, antenna systems and coaxial cable. Principal financial data by major geographic area is as follows:

                                    Year Ended September 30
                                  --------------------------
Dollars in thousands              1998      1997        1996
--------------------------------------------------------------
Sales:
United States:
  Customers                     $530,277   $559,873   $508,358
  Intercompany                   106,536    115,647     87,714
--------------------------------------------------------------
                                 636,813    675,520    596,072

Europe, Africa, Middle East:
  Customers                      175,021    178,773    147,917
  Intercompany                    11,657      8,896     12,024
--------------------------------------------------------------
                                 186,678    187,669    159,941

Asia-Pacific:
  Customers                       59,782     51,419     50,344
  Intercompany                     2,253      3,672      2,298
--------------------------------------------------------------
                                  62,035     55,091     52,642

Other Americas:
  Customers                       87,835     79,410     59,388
  Intercompany                     8,221      6,382      5,557
--------------------------------------------------------------
                                  96,056     85,792     64,945

Eliminations                     128,667    134,597    107,593
--------------------------------------------------------------
Consolidated Sales              $852,915   $869,475   $766,007
==============================================================

United States - Export Sales    $ 97,738   $105,147   $108,675
==============================================================

Operating Income:
United States                   $ 95,586   $104,154   $ 87,522
Europe                            39,861     33,603     36,055
Asia-Pacific                      16,461     20,460     23,951
Other Americas                     7,888      5,576      3,776
--------------------------------------------------------------
Consolidated Operating Income   $159,796   $163,793   $151,304
==============================================================

Assets Identifiable to:
United States                   $411,545   $456,566   $442,721
Europe                           144,137    112,726    107,051
Asia-Pacific                      52,000     48,362     18,559
Other Americas                    75,221     73,500     62,898
--------------------------------------------------------------
Consolidated Assets             $682,903   $691,154   $631,229
==============================================================

Sales and transfers between geographic areas are made on terms and conditions comparable with sales to external customers.

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

Dollars in thousands, except per share amounts                  December   March      June       September  Total
--------------------------------------------------------------------------------------------------------------------
1998:
Sales                                                           $231,136   $196,872   $204,220   $220,687   $852,915
Gross profit                                                      89,597     77,110     81,315     82,897    330,919
Income from continuing operations before income taxes             42,932     36,585     37,257     40,570    157,344
Net income                                                        28,334     24,147     24,590     26,776    103,847
Basic and diluted income from continuing operations per share       0.32       0.27       0.28       0.31       1.18
Basic and diluted net income per share                              0.32       0.27       0.28       0.31       1.18

Common Stock Price Range:
High                                                             29 5/16     29 5/8   23 29/32     18 3/4
Low                                                               22 3/8    19 5/16   18           12 1/4
====================================================================================================================
1997:
Sales                                                           $225,715   $202,227   $208,911   $232,622   $869,475
Gross profit                                                      87,486     82,729     91,946     93,505    355,666
Income from continuing operations before income taxes             39,333     40,739     38,398     47,312    165,782
Discontinued operations                                            1,227        968     17,221          -     19,416
Net income                                                        24,340     25,512      7,738     30,752     88,342
Basic and diluted income from continuing operations per share       0.28       0.29       0.27       0.34       1.18
Basic and diluted net income per share                              0.27       0.28       0.08       0.34       0.97

Common Stock Price Range:
High                                                              41 1/8     42 1/4      36 5/8   33 3/16
Low                                                               31 1/6     33 2/3      22 5/8    24 7/8
=====================================================================================================================

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Andrew Corporation

We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and susbsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP
Chicago, Illinois
October 23, 1998

ELEVEN YEAR FINANCIAL SUMMARY
                                                            -----------------------------------------------------------
Dollars in thousands, except per share amounts              1998         1997         1996         1995         1994
-----------------------------------------------------------------------------------------------------------------------
Operations <F1>,<F2>
Sales                                                      $ 852,915    $ 869,475    $ 766,007    $ 624,743    $ 536,025
Gross profit                                                 330,919      355,666      320,486      264,013      217,796
Operating income                                             159,796      163,793      151,304      116,803       84,497
Other (income) expense                                         2,452       (1,989)       4,738        4,362        7,226
Income from continuing operations
  before taxes                                               157,344      165,782      146,566      112,441       77,271
Income from continuing operations                            103,847      107,758       93,802       71,854       49,360
Discontinued Operations
      Loss (income) from operations of network business,
          net of taxes                                             -        3,330        3,405        1,899        3,593
      Loss on disposal of network business,
          net of taxes                                             -       16,086            0            0            0
Net income                                                   103,847       88,342       90,397       69,955       45,767
Basic income from continuing operations per share               1.18         1.18         1.04         0.81         0.56
Diluted income from continuing operations per share             1.18         1.18         1.03         0.80         0.55
Basic net income per share                                      1.18         0.97         1.00         0.78         0.52
Diluted net income per share                                    1.18         0.97         0.99         0.78         0.51
========================================================================================================================
Financial Position
Working capital                                              320,117      332,721      284,602      227,164      171,705
Total assets                                                 682,903      691,154      631,229      505,114      425,326
Long-term debt                                                38,031       35,693       40,423       45,255       46,092
Stockholders' equity                                         508,778      509,123      456,214      357,191      276,553
========================================================================================================================
Cash Flow
From operations                                              149,852      151,680       66,796       55,816       52,343
Used in investing activities                                 (64,117)     (61,427)     (78,683)     (55,367)     (38,692)
From (used for) financing activities                        (100,361)     (25,499)      (1,972)       4,570        4,259
Cash and equivalents                                       $  78,395    $  93,823    $  31,295    $  46,064    $  40,714
========================================================================================================================
Ratios and Other Data
Current ratio                                                    3.7          3.6          3.4          3.4          2.8
Return on Sales:
      Income from continuing operations                         12.2%        12.4%        12.2%        11.5%         9.2%
      Net Income                                                12.2%        10.2%        11.8%        11.2%         8.5%
Return on average assets                                        15.1%        13.4%        15.9%        15.0%        11.9%
Return on average stockholders' equity                          20.4%        18.3%        22.2%        22.1%        18.4%
========================================================================================================================
Stockholder's equity per share outstanding                 $    6.02    $    5.68    $    5.03    $    3.97    $    3.12
Foreign exchange gain (loss)                                  (2,988)       3,433          972       (1,612)      (1,922)
Research and development                                      25,810       41,076       29,624       21,041       20,377
 Additions to property, plant and equipment                   58,529       49,144       52,475       48,076       28,471
Net assets located outside U.S. at year end                  272,661      228,488      220,600      160,700      130,900
Orders entered                                               874,717      864,918      790,621      684,504      532,881
Order backlog at year end (under 12 months)                  141,847      132,610      152,205      125,446       83,884
Order backlog at year end (over 12 months)                 $  12,317    $   5,950    $  14,756    $  18,529    $     595
========================================================================================================================
Number of full time equivalent employees at year end:
Outside United States                                          1,219        1,185        1,162          763          661
Total employee                                                 4,221        4,227        4,622        3,677        3,405
Average basic shares of stock outstanding (thousands)         87,941       90,947       90,263       89,177       87,845
Average diluted shares of stock outstanding (thousands)       88,306       91,539       91,033       89,964       89,204
Stockholders of record at year end                             4,727        4,599        3,242        2,340        1,482
========================================================================================================================

<F1> The results of operations for fiscal years 1988 through 1996 have been updated for the disposal of the network products segment in 1997.

<F2> The results of operations for fiscal years 1991 through 1995 have been updated for the pooling of interests with The Antenna
     Company in 1996.
     All other acquisitions have been included in operations since the date of acquisition.

                              Appendix A
PAGE WHERE GRAPHIC
IMAGE APPEARS            DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL
------------------       -----------------------------------------
Page 15                  Bar Graph of Sales (Dollars in Millions)
                         Data Points: 1994-$536, 1995-$625, 1996-$766, 1997-$869, 1998-$853

                         Gross Profit (Dollars in Millions)
                         Data Points: 1994-$218, 1995-$264, 1996-$320, 1997-$356, 1998-$331

                         Operating Expenses (Dollars in Millions)
                         Data Points: 1994-$133, 1995-$147, 1996-$169, 1997-$192, 1998-$171

Page 17                  Combination Graph
                         Net Income (Dollars in Millions)
                         Data Points: 1994-$46, 1995-$70, 1996-$90, 1997-$88, 1998-$104
                         Net Income Including Discontinued Operations and Restructuring Charges (Dollars in Millions)
                         Data Points: 1994-$49, 1995-$72, 1996-$94, 1997-$111, 1998-$104

                         Net Cash from Operations (Dollars in Millions)
                         Data Points: 1994-$52, 1995-$56, 1996-$67, 1997-$152, 1998-$150

                         Capital Expenditures (Dollars in Millions)
                         Data Points: 1994-$28, 1995-$48, 1996-$52, 1997-$49, 1998-$59