Form 10-K405, Exhibit 13
period 1999-09-30
ANDREW CORP
filed 1999-12-21
CIK 317093

QuickLinks

EXHIBIT 13

Results of Operations

    Fiscal year 1999 financial results were disappointing due to pricing pressure, volatile economies and customer spending patterns. Sales in 1999 were $791.8 million, 7.2% below 1998 results. Net income per share, excluding restructuring costs, declined 39.8% to $0.71, falling faster than sales due mainly to pricing and product mix. As 1999 progressed, customer spending rebounded and troubled economic regions such as Southeast Asia and Brazil began to stabilize. However, price erosion continued. In response, the company initiated a restructuring plan and accelerated research and development and acquisition activity designed to fuel future revenue and earnings growth.

    In March 1999, the company initiated a plan to restructure the manufacturing operations of its towers and wireless accessories business, phase out of its AVS small aperture earth station product line and divest itself of its SciComm government electronics business. In connection with these restructuring activities, the company recognized pre-tax charges of $36.7 million in the second quarter. On an after-tax basis, restructuring charges were $28.1 million, or $0.34 per share. While these steps negatively impacted 1999 results, they allow the company to increase its focus on the growing wireless markets and further enhance long-term growth opportunities.

    Sales declined $61.1 million or 7.2% in 1999 to $791.8 million from $852.9 million in 1998. International sales decreased 2.7% to $409.2 million in 1999 compared with $420.4 million in 1998 and $414.7 million in 1997. International sales represented 51.7% of revenue in 1999, 49.3% in 1998 and 47.7% in 1997.

    The company's sales trends are most influenced by the wireless infrastructure market, which accounts for 67% of total sales. In 1999, wireless infrastructure sales decreased 8.5%. Sales were up in Europe and up strongly in China, but were more than offset by slower customer spending for new cell sites in the United States and continued price erosion. Fixed telecommunication network sales decreased 1.6%. A significant increase in equipment building sales to U.S. fiber optic network providers was not enough to offset lower pricing and lower spending on traditional microwave networks in international markets. Sales to the broadcast and government markets decreased 3.2% due mainly to a weak government market. Wireless accessories unit volume grew strongly driven by wireless subscriber growth and market share gains. However, unit volume growth was more than offset by significant price declines and the company's exit from the European market, bringing overall wireless accessories sales down 11.6%.

    From a product standpoint in 1999, coaxial cable sales decreased 14.0%, terrestrial microwave systems increased 1.5%, other products and services increased 7.5% and wireless accessories decreased 11.6%. In 1998, coaxial cable sales increased 4.1%, while terrestrial microwave systems, other products and services and wireless accessories declined 3.4%, 14.0% and 7.2%, respectively.

    Cost of products sold was 68.2% of revenue in 1999 compared to 61.2% in 1998 and 59.1% in 1997.  The increase in 1999 was due mainly to pricing concessions required by competitive wireless market conditions. The decrease in gross margin was also caused by unfavorable product mix. Sales of higher margin cable products decreased, and sales of certain lower margin products such as equipment buildings increased significantly. This was partially offset by the benefits of higher unit volumes and productivity improvements. Also contributing to the increase in product cost in 1999 was the classification of $6.9 million of the $36.7 million pre-tax restructuring charges as cost of products sold. In 1998, increased price pressures, particularly for coaxial cable, and lower volumes in the towers business contributed to the growth in cost of products sold as a percentage of revenue. This was partially offset by positive contributions from product mix and efficiency improvements over 1997.

    Research and development expenditures increased $3.8 million or 14.8% to $29.6 million in 1999. As a percentage of sales revenue, research and development expenses were 3.7%, 3.0% and 4.7% in 1999, 1998 and 1997, respectively. The increase in 1999 was the result of accelerated efforts to develop additional products and move into new markets. The decline in 1998 was primarily due to the phase-out of the company's fiber optic sensors and global messaging development activities.

    Sales and administrative expenses in 1999 were $144.3 million, basically unchanged from 1998. As a percentage of sales revenue, selling and administrative expenses increased to 18.2%, compared with 17.0% in 1998 and 16.8% in 1997. Decreases in payroll and related costs were offset by increases in expense related to the company's management information systems.

    Other income and expense in 1999 resulted in income of $1.3 million, compared to an expense of $2.5 million in 1998 and income of $2.0 million in 1997. Other income and expense is primarily comprised of net interest income or expense and foreign exchange gains or losses. Net interest income was $4.9 million in 1999 and $1.5 million in 1998, compared to net interest expense of $0.9 million in 1997. The increase of $3.4 million in 1999 was due to interest earned on advances to the company's joint ventures in Russia. Net other income was $3.6 million in 1999, compared to $4.0 million in 1998 and net other income of $2.9 million in 1997. The year over year fluctuations in net other income and expense were primarily driven by changes in foreign exchange gains and losses.

    Income from continuing operations declined 70.7% to $30.4 million in 1999, compared, with $103.8 million in 1998 and $107.8 million in 1997. The largest portion of this decrease can be attributed to the after-tax impact of restructuring charges of $28.1 million. During 1999, the company's effective income tax rate for continuing operations increased to 38.1% from 34.0% in 1998 and 35.0% in 1997. The increase in the effective tax rate for 1999 was due to the inclusion of non-deductible goodwill in the restructuring charges recognized during the year. Excluding the impact of the non-deductible goodwill restructuring charges, the effective tax rate for 1999 was 32.0%. The decrease in the effective tax rate over the last three years is due to the company generating a larger percentage of its income outside of the U.S.

Liquidity

    Cash and cash equivalents were $38.3 million in 1999, $78.4 million in 1998 and $93.8 million in 1997. Working capital was $303.9 million in 1999, $320.1 million in 1998 and $332.7 million in 1997. Management believes the current level of working capital will be adequate to meet the company's liquidity needs related to normal operations. The decrease in working capital in 1999 was due mainly to the company's continued common stock repurchase activities and a decrease in cash generated from operations. The decrease in working capital in 1998 was due mainly to the company's common stock repurchases through the company's stock buyback program.

    During 1999, the company generated $72.8 million in cash from operations, principally from net income of $30.4 million, which included non-cash charges of $33.6 million for restructuring charges and $39.1 million for depreciation and amortization. This was offset by an increase in accounts receivable. Days sales in billed receivables increased from 70 days in 1998 to 81 days in 1999. The increase in the time required to collect receivables was partially due to the increase in international sales in countries with less favorable payment terms, such as China. In 1998, the company generated $149.9 million in cash from operations, principally from net income of $103.8 million, which included non-cash charges of $37.5 million from depreciation and amortization. Changes in accounts receivable and receivables from affiliates accounted for the remainder of the growth in cash from operations. Days sales in billed receivables increased from 67 days in 1997 to 70 days in 1998. During 1997, the company generated $151.7 million in cash from operations.

    Net cash used in investing activities was $70.1 million in 1999, $64.1 million in 1998 and $61.4 million in 1997. In 1999, the company spent $51.4 million on property, plant and equipment, which included a $7.0 million increase in capital expenditures related to the company's information management systems. During 1998, the company spent $58.5 million on property, plant and equipment, which included expenditures of $8.3 million related to the construction of a cable manufacturing facility in Suzhou, China and $10.7 million related to the construction of new facilities in Texas. Capital expenditures totaled $49.1 million in 1997.

    During 1999, the company spent $15.1 million on acquisitions. The company purchased the remaining 20% interest in the South African Satcom Group of companies for $1.2 million; Passive Power Products, Inc. for $4.3; manufacturing assets from Miller Building Systems, Inc. for $1.0 million and Chesapeake Microwave Technologies, Inc. for $8.6 million. In 1998, the company purchased an additional 19% interest in its Brazilian operations for $3.0 million, which brought the company's ownership percentage to 70%. No acquisitions were made in 1997.

    Net cash used in financing activities was $44.7 million in 1999, $100.4 million in 1998 and $25.5 million in 1997. In November 1998, the company's Board of Directors authorized the company to repurchase an additional 5.0 million shares of its common stock. This brought the total number of shares that the company is authorized to repurchase to 15.0 million. The company repurchased 3.0 million shares for $50.5 million in 1999, 5.5 million shares for $105.4 million in 1998 and 1.5 million shares for $41.6 million in 1997, totalling 10.0 million shares for $197.5 million. Shares repurchased under this program will be held for potential future acquisitions and to meet employee compensation needs. Although the company has never paid cash dividends, the Board of Directors periodically reviews this practice and, to date, has elected to retain earnings in the business to finance future investments and operations.

    The company currently maintains two revolving line of credit agreements. The first is a $50 million revolving line of credit agreement with Bank of America. During 1999, the company's Japanese operations borrowed $2.3 million on this line that remained outstanding as of September 30, 1999. The $3.8 million borrowed under this line by the company's French operations in 1998 was paid off in 1999. In 1997, the company arranged an $11.4 million line of credit agreement with ABN-AMRO for its Brazilian operations. In 1997, the company's Brazilian operations borrowed $10.7 million under this agreement to facilitate its facility expansion. During 1998 and 1999, the company refinanced and paid down this line of credit. No outstanding balance existed under this line of credit at September 30, 1999.

    The company currently has $27.3 million in senior notes payable outstanding, of which $4.5 million is due within one year. In addition, the company also has a $3.8 million industrial development revenue bond outstanding, which was used to facilitate the construction of a manufacturing facility in Newnan, Georgia in 1995. This debt is due to be repaid in 2005. During 1999, the company's Chinese operations borrowed $9.6 million in local currency, of which $1.9 million is due within one year. Also during 1999, the company's Brazilian operations restructured its debt to obtain lower interest rates. Total debt from the company's Brazilian operations decreased from $17.1 million at September 30, 1998 to $13.3 million at September 30, 1999. During 1998, the company's Brazilian operations initiated a $12.0 million line of credit agreement with Bank Austria Creditanstalt, which had $5.5 million outstanding as of September 30, 1998. In 1999, this line of credit was converted into $8.8 million in long-term variable rate debt due in December of 2000. During 1998, the company entered into a loan agreement with Banco Nacional De Desenvolvimento Economico E Social for $7.0 million, the proceeds of which were used to pay down a portion of the company's outstanding line of credit with ABN-AMRO. In 1999, a portion of this loan was paid down leaving $4.5 million outstanding at September 30, 1999. Portions of this loan will be paid off annually through 2003.

Year 2000

    The company continues to address its readiness for Year 2000 issues. In 1994, the company instituted a program to routinely review its computer hardware and software to increase operational efficiency. As an output from this process, the company purchased a new business system in 1994 that would not only meet the company's future business needs but was also Year 2000 compliant. The company completed implementation of this system in all major locations in April 1999. Amounts expended or to be expended on information technology systems exclusively to ensure Year 2000 compliance are not expected to be material to the company's consolidated results of operations or financial position.

    Management initiated a comprehensive program to prepare the company's manufacturing and facility systems for the year 2000. The company has tested and fixed major applications such as security, environmental, desktop computers and production equipment. The company currently does not expect that any additional remediation costs will be material nor does it expect any significant interruption to its operations because of Year 2000 problems. Most of the company's products do not have Year 2000 readiness issues because they do not contain date-sensitive functions.

    The company has contacted substantially all third parties with which it has significant relationships to determine the extent to which the company could be vulnerable to failure by any of them to obtain Year 2000 compliance. Some of the company's major suppliers, customers and financial institutions have confirmed that they anticipate being Year 2000 compliant on or before December 31, 1999, although many have only indicated that they have Year 2000 readiness programs. To date, the company is not aware of any significant third parties with a Year 2000 issue that could materially impact the company's operations, liquidity or capital resources. However, the company has no means of ensuring that third parties will be Year 2000 ready and the potential effect of third-party non-compliance is currently not determinable.

    The company has devoted and will continue to devote the resources necessary to ensure that all Year 2000 issues are properly addressed. However, there can be no assurance that all Year 2000 problems are detected. Further, there can be no assurance that the company's assessment of its third-party vendors and suppliers will be accurate. Some of the potential worst-case scenarios that could occur include: (1) corruption of data in the company's internal systems; (2) failure of infrastructure services provided by government agencies; and (3) health, environmental and safety issues relating to the company's facilities. If any of these situations were to occur, the company's operations in certain areas could be temporarily interrupted.

    These interruptions could be more severe in countries outside the U.S. where the company does a considerable amount of its business. The company has developed Year 2000 contingency plans for continuing operations in the event such problems arise. The company has operations around the world and is prepared to shift operations to different facilities if there are interruptions to operations in particular countries or regions.

RISK FACTORS

    Safe Harbor for Forward-Looking Statements.  We have made forward-looking statements in this annual report under "Management's Discussion and Analysis of Financial Condition and Results of Operations". In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the company. Although we have based these statements on the beliefs and assumptions of our management and on information currently available to them, they are subject to risks and uncertainties. We wish to ensure that such statements are accompanied by meaningful cautionary statements, so as to obtain the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, such statements are qualified by reference to the discussion below of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements.

    We caution the reader that the list of factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factors may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, undue reliance should not be put on any forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. While Andrew Corporation's management is optimistic about the company's long-term prospects, the following risks and uncertainties, among others, should be considered in evaluating its growth outlook.

    Share Price Volatility.  The market price of our common stock is very volatile. We believe the price fluctuates in response to changes in the company's sales, net income and cash flow; volatility in the U.S. stock market in general and in wireless equipment stocks in particular; changes in analysts' estimates; and changes in general economic conditions. We expect that the price of our common stock will fluctuate in the future, perhaps substantially.

    Fluctuations in Operating Results.  Historically, our quarterly and annual revenues and operating results have fluctuated. We expect similar fluctuations in the future. In addition to general economic and political conditions, the following factors affect our revenues: timing of significant customer orders; inability to forecast future revenue due to our just-in-time supply approach; changes in competitive pricing; and wide variations in profitability by product line. Since our quarterly and annual revenues and operating results vary, we believe that period-to-period comparisons are not necessarily meaningful and such comparisons should not be relied on as indicators of our future performance.

    Impact of restructuring.  We believe that our current restructuring efforts will generate significant cost savings. The cost savings are dependent upon the company's ability to divest the SciComm government electronic business, to outsource tower production, and to relocate the wireless accessory production to a lower cost manufacturing facility.

    Intense Competition and Pricing Pressure.  We consider our principal competitive factors to include product quality and performance, service and support, pricing and proprietary technology. We believe we must respond effectively to increased competitive pressure. Over the past three years, in response to aggressive pricing practices by our competitors, we have significantly lowered prices for most of our products. If we are unable to compete successfully, we may lose market share. We expect that a significant loss in market share would have a material negative effect on our business, financial condition and operating results.

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

    International Risk.  Over half of our sales are outside the United States, and in recent years we have significantly increased our international manufacturing capabilities. We anticipate that international sales will continue to represent a substantial portion of our revenues and that continued growth and profitability will require further international expansion. International business risks include currency fluctuations, tariffs and other trade barriers, longer customer payment cycles, adverse taxes, restrictions on the repatriation of earnings, compliance with local laws and regulations, political and economic instability, and difficulties in managing and staffing operations. We believe that international risk factors could materially impact our future sales, financial condition and operating results.

    Ability to Attract and Retain Qualified People.  We believe that our future success significantly depends on our ability to attract and retain highly qualified personnel. We cannot be sure that we will be able to attract and retain key personnel in the future. We believe our inability to do so could negatively impact our business, financial condition and operating results.

    Year 2000 Compliance.  We believe that our business, manufacturing and facilities systems are Year 2000 compliant. We have contacted third parties with whom we have significant relationships to determine our vulnerability to their failure to achieve Year 2000 compliance. Our failure to detect and address our own third-party Year 2000 problems could have a significant negative impact on our business, financial condition and results of operations.

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

    Impact of Governmental Regulation.  We are not directly regulated in the U.S., but most of our customers and the telecommunications industry generally are subject to Federal Communications Commission regulation. We believe that regulatory changes could have a significant negative effect on our business and operating results by restricting our customers' development efforts, making current products obsolete or increasing competition. Internationally, where many of our customers are at least partially government owned and operated entities, we also are at risk of changes in economic policy and communications regulation. In addition, our joint ventures in Russia and Mexico require telecommunications licenses, which may limit or otherwise affect the operations of the ventures.

Consolidated Statements of Income

	Year Ended September 30
Amounts in thousands, except for per share amounts
	1999	1998	1997
Sales	$791,760	$852,915	$869,475
Cost of products sold	540,075	521,996	513,809

Gross Profit	251,685	330,919	355,666
Operating Expenses
Research and development	29,622	25,810	41,076
Sales and administrative	144,335	145,313	145,647
Restructuring	29,817	0	5,150

	203,774	171,123	191,873

Operating Income	47,911	159,796	163,793
Other
Interest expense	5,329	6,060	5,003
Interest income	(10,198)	(7,615)	(4,124)
Other (income) expense	3,602	4,007	(2,868)

	(1,267)	2,452	(1,989)

Income from Continuing Operations
Before Income Taxes	49,178	157,344	165,782
Income taxes	18,751	53,497	58,024

Income from Continuing Operations	30,427	103,847	107,758
Discontinued Operations
Loss from operations of Network Products Business, net of applicable tax benefit	0	0	3,330
Loss on disposal of Network Products Business, including provision of $1,040 for operating losses during phase-out period, net of applicable tax benefits	0	0	16,086
	0	0	19,416

Net Income	$30,427	$103,847	$88,342

Basic and Diluted Income from Continuing Operations per Average Share of Common Stock Outstanding	$0.37	$1.18	$1.18
Basic and Diluted Net Income per Average Share of Common Stock Outstanding	$0.37	$1.18	$0.97

Average Basic Shares Outstanding	82,675	87,941	90,947
Average Diluted Shares outstanding	82,813	88,306	91,539

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

	September 30
Dollars in thousands
	1999	1998
ASSETS
Current Assets
Cash and cash equivalents	$38,287	$78,395
Accounts receivable, less allowances (1999—$3,403; 1998—$3,026)	200,068	181,389
Inventories
Finished products	58,225	56,736
Materials and work in process	106,261	111,057

	164,486	167,793
Miscellaneous current assets	10,662	9,229

Total Current Assets	413,503	436,806
Other Assets
Costs in excess of net assets of businesses acquired, less accumulated amortization (1999—$4,654; 1998—$10,291)	21,498	23,177
Investments in and advances to affiliates	63,992	59,691
Other assets	6,297	9,267
Property, Plant and Equipment
Land and land improvements	17,016	15,507
Buildings	83,850	83,789
Equipment	335,125	301,757
Allowances for depreciation and amortization	(275,191)	(247,091)

	160,800	153,962

Total Assets	$666,090	$682,903

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Notes Payable	$3,053	$13,897
Accounts payable	43,105	32,867
Restructuring Reserve	12,128	242
Accrued expenses and other liabilities	21,212	16,856
Compensation and related expenses	21,947	32,424
Income taxes	—	15,835
Current portion of long-term debt	8,205	4,568

Total Current Liabilities	109,650	116,689
Deferred Liabilities	18,602	14,044
Long-Term Debt, less current portion	48,760	38,031
Minority Interest	5,068	5,361
Stockholders' Equity
Common stock (par value, $.01 a share: 400,000,000 shares authorized; 102,718,210 shares issued, including treasury)	1,027	1,027
Additional paid-in capital	55,802	53,309
Accumulated other comprehensive income	(21,755)	(7,617)
Retained earnings	681,530	651,103
Treasury stock, at cost (20,527,072 shares in 1999; 18,210,250 shares in 1998)	(232,594)	(189,044)

	484,010	508,778

Total Liabilities and Equity	$666,090	$682,903

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Year Ended September 30
Dollars in thousands
	1999	1998	1997
Cash Flows from Operations
Net Income	$30,427	$103,847	$88,342
Adjustments to Net Income
Restructuring costs	33,580	(864)	4,439
Discontinued operations	—	—	22,771
Depreciation and amortization	39,155	37,494	39,274
(Increase) decrease in accounts receivables	(25,107)	3,637	4,074
Increase in inventories	(4,238)	(107)	(577)
(Increase) decrease in miscellaneous current and other assets	(3,756)	1,117	(3,331)
Decrease (increase) in receivables from affiliates	4,201	3,150	(161)
(Decrease) increase in accounts payable and other liabilities	(1,303)	1,754	(2,471)
Other	(124)	(176)	(680)

Net Cash From Operations	72,835	149,852	151,680
Investing Activities
Capital expenditures	(51,418)	(58,529)	(49,144)
Acquisition of businesses, net of cash acquired	(15,107)	(3,000)	—
Investments in and advances to affiliates	(4,308)	(3,195)	(13,097)
Proceeds from sale of property, plant and equipment	759	607	814

Net Cash Used for Investing Activities	(70,074)	(64,117)	(61,427)
Financing Activities
Long-term borrowings (payments)—net	6,385	2,223	(4,524)
Short-term (payments) borrowings—net	(3,587)	(38)	14,356
Stock purchase and option plans	3,059	2,859	6,297
Purchase of treasury stock	(50,512)	(105,405)	(41,628)

Net Cash Used for Financing Activities	(44,655)	(100,361)	(25,499)
Effect of exchange rate changes on cash	1,786	(802)	(2,226)

(Decrease) Increase for the Year	(40,108)	(15,428)	62,528
Cash and equivalents at beginning of year	78,395	93,823	31,295

Cash and Equivalents at End of Year	$38,287	$78,395	$93,823

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Dollars in thousands	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total
Balance at September 30, 1996	$685	$43,257	$349	$458,914	$(46,991)	$456,214
Three-for-two stock split	342	(342)				0
Repurchase of shares					(41,628)	(41,628)
Stock purchase and option plans		8,895			2,181	11,076
Foreign Currency Translation Adjustment			(4,881)			(4,881)
Net Income				88,342		88,342

Comprehensive Income						83,461

Balance at September 30, 1997	$1,027	$51,810	$(4,532)	$547,256	$(86,438)	$509,123
Repurchase of shares					(105,405)	(105,405)
Stock purchase and option plans		1,499			2,799	4,298
Foreign Currency Translation Adjustment			(3,085)			(3,085)
Net Income				103,847		103,847

Comprehensive Income						100,762

Balance at September 30, 1998	$1,027	$53,309	$(7,617)	$651,103	$(189,044)	$508,778
Repurchase of shares					(50,512)	(50,512)
Stock purchase and option plans		2,493			6,962	9,455
Foreign Currency Translation Adjustment			(14,138)			(14,138)
Net Income				30,427		30,427

Comprehensive Income						16,289

Balance at September 30, 1999	$1,027	$55,802	$(21,755)	$681,530	$(232,594)	$484,010

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

Inventories

    Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 57% of total inventories in 1999 and 50% of total inventories in 1998. The remaining inventories are valued on the first-in, first-out (FIFO) method.

    If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have remained unchanged at September 30, 1999 and September 30, 1998.

Property, plant and equipment

    Property, plant and equipment is recorded at cost. Depreciation is computed using accelerated methods based on estimated useful lives of the assets for both financial reporting and tax purposes. Buildings are depreciated over 10 to 30 years and equipment is depreciated over 3 to 7 years. Depreciation expense was $37.1 million, $35.4 million and $36.0 million for 1999, 1998 and 1997, respectively.

Cost in excess of net assets of businesses acquired

    The company amortizes the excess of net assets of businesses acquired on the straight-line basis over periods ranging from 10 to 40 years. Amortization expense was $2.0 million, $2.1 million and $3.3 million for 1999, 1998 and 1997, respectively.

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

Foreign currency translation

    The functional currency for the company's foreign operations is predominantly the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average monthly exchange rates for revenue and expense accounts. Adjustments resulting from translation are included in accumulated other comprehensive income, a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income.

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

Recently issued accounting policies

    In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on the accounting treatment of costs related to software obtained or developed for internal use. The company will adopt this statement in the first quarter of fiscal year 2000. Adoption of this statement is not expected to have a material effect on the company's financial statements.

    In June 1998, the FASB issued statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." FASB No. 133 requires all derivatives to be recorded on the balance sheet at fair value. FASB statement No. 133 was amended by FASB statement No.137 in June 1999, which delayed the effective date for the company until the first quarter of fiscal year 2001. Adoption of this statement is not expected to have a material effect on the company's financial statements.

Business Acquisitions

    In October 1997, the company purchased an additional 19% interest in Mapra Industria e Comerico, Ltda. and Gerbo Telecommunicacoes e Servicos, Ltda. for $3.0 million. This acquisition was accounted for as a purchase.

    In February 1999, the company purchased the remaining 20% interest in Satcom Group of Companies, located in South Africa, for $1.2 million. In March of 1999, the company acquired the stock of Passive Power Products, Inc., a Maine-based supplier of RF products to the broadcast market for $4.3 million, net of cash acquired. In September of 1999, the company acquired the stock of Chesapeake Microwave Technologies Inc.(CMTI), a Glen Rock, Pennsylvania company that designs and develops RF and microwave amplifiers and assemblies. In addition to the $8.6 million, net of cash acquired paid at closing, the CMTI purchase agreement contains a provision for deferred payments of up to $4.0 million payable to certain CMTI shareholders, which will be accounted for as additional purchase consideration when paid.

    The 1999 acquisitions were accounted for as purchases, resulting in $13.9 million of goodwill that will be amortized over 10 years. Pro forma results of operations, assuming these transactions occurred at the beginning of the fiscal year, are not materially different from the reported results of operations.

Discontinued Operations

    On July 14, 1997, the company adopted a plan to discontinue the operations of its network products business. The business was acquired by Nlynx Systems Inc. during 1998. As such, there are no remaining assets or liabilities related to the business. The losses associated with the disposition did not materially differ from the estimated loss on disposal of the discontinued operations of $16.1 million (net of applicable taxes of $6.7 million), recorded during the third quarter 1997.

Earnings per Share

    The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30
(Dollars in thousands, except per share amounts)
	1999	1998	1997
BASIC EARNINGS PER SHARE
Numerator:
Numerator for income from continuing operations per share	$30,427	$103,847	$107,758
Numerator for net income per share	$30,427	$103,847	$88,342
Denominator:
Weighted average shares outstanding	82,675	87,941	90,947

Income from continuing operations per share—basic	$0.37	$1.18	$1.18

Net income per share—basic	$0.37	$1.18	$0.97

DILUTED EARNINGS PER SHARE
Numerator:
Numerator for income from continuing operations per share	$30,427	$103,847	$107,758
Numerator for net income per share	$30,427	$103,847	$88,342
Denominator:
Weighted average shares outstanding	82,675	87,941	90,947
Effect of dilutive securities:
Stock options	138	365	592

	82,813	88,306	91,539

Income from continuing operations per share—diluted	$0.37	$1.18	$1.18

Net income per share—diluted	$0.37	$1.18	$0.97

    Options to purchase 2,681,000, 1,285,000 and 643,000 shares of common stock in 1999, 1998 and 1997, respectively, were not included in the computation of diluted earnings per share, because the option's exercise price was greater than the average market price of the common shares.

Investments in and Advances to Affiliates

    The company has various investments in ventures that are accounted for by the equity method. Nine of the ventures are engaged in communication and data transmission in Russia, Ukraine, and Mexico. The company has minority interest holdings in six of the ventures and a majority interest holding in three of the ventures. The company does not consolidate the majority owned ventures because of governmentally imposed uncertainties that significantly affect the company's ability to exercise control. The method of accounting is evaluated on a periodic basis for appropriateness based on the existing conditions and the company's ability to exercise control. The company has no investments in ventures that are accounted for by the cost method. The combined operating results of the ventures and the company's share thereof were not material to the company's 1999, 1998 and 1997 operating results. The company guarantees a $46.0 million line of credit with ABN-AMRO, which is used by its ventures. As of September 30, 1999, there was $35.9 million outstanding under the agreement.

Unbilled Receivables

    At September 30, 1999, unbilled receivables of $4,551,000 are included in accounts receivable, compared to $4,205,000 at September 30, 1998. These amounts will be billed in accordance with contract terms and delivery schedules and are generally expected to be collected within one year.

Profit Sharing Plans

    Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 1999, 1998 and 1997 were $9,203,000, $14,967,000 and $12,933,000 respectively.

Borrowings

Lines of Credit

    The company maintains a $50 million revolving line of credit agreement with Bank of America, NT & SA. The maximum outstanding during 1999 under the line of credit was $8.8 million with a weighted average interest rate of 4.192%. The outstanding balance at September 30, 1999 was $2.3 million.

    The company also maintains an $11.4 million line of credit agreement with ABN-AMRO for its Brazilian operations. The maximum outstanding during 1999 under the line of credit was $3.5 million with a weighted average interest rate of 15.8%. The outstanding balance at September 30, 1999 was zero.

    As a result of the acquisition of Chesapeake Microwave Technologies in September 1999, the company assumed a line of credit with First Capitol Bank. The maximum outstanding under the line of credit during 1999 was $795,000, with a weighted average interest of 8.75%. The balance at September 30, 1999 was $795,000. In October 1999, the company repaid outstandings under this line of credit and cancelled the credit facility.

Long-Term Debt

    Long-term debt at September 30 consisted of the following:

Dollars in thousands	1999	1998
9.52% senior notes payable to insurance companies in annual installments from 2000 to 2005	$27,272	$31,818
Variable rate Industrial Development Revenue Bond with Coweta County, Georgia	3,800	3,800
6.66% RMB loan from the Agricultural Bank of China, supported by a Bank of America letter of credit	9,678	0
Variable rate loan BBA Creditanstalt Bank Limited	8,800	0
12.00% loan agreement with Banco Nacional De Desenvolvimento Economico E Social	4,477	6,960
Other	2,938	21
Less: Current Portion	8,205	4,568

Total Long-Term Debt	$48,760	$38,031

    Under the terms of the loan agreements, the company has agreed to maintain certain levels of working capital and net worth. At September 30, 1999, all these requirements have been met.

    The principal amounts of long-term debt maturing after September 30, 1999 are:

Dollars in thousands	2000	2001	2002	2003	2004	Thereafter
	$8,205	$15,188	$14,131	$5,215	$4,853	$9,373

    Cash payments for interest on all borrowings were $5,091,000, $7,146,000 and $4,246,000 in 1999, 1998 and 1997, respectively.

    The carrying amount of long-term debt as of September 30, 1999 approximates fair value. The fair value was determined by discounting the future cash outflows based upon the current market rates for instruments with a similar risk and term to maturity.

Restructuring

    In March 1999, the company initiated a plan to restructure the manufacturing operations of its towers and wireless accessories businesses, phase out of its AVS small aperture earth station product line and divest itself of its SciComm government electronics business.

    In connection with these restructuring activities, the company plans to terminate approximately 600 employees and 280 temporary/contract workers. Estimated employee termination costs of $5.2 million were accrued in the second quarter of 1999. In addition to termination costs, these restructuring charges include a goodwill write-off of $14.1 million, long-term lease commitments of $3.5 million and inventory, equipment and other asset write-downs of $13.9 million. Of the total $36.7 million employee termination and exit costs recognized in the second quarter, $6.9 million was classified as Cost of Sales and $29.8 million as Restructuring in the Operating Expense section of the income statement. On an after-tax basis, restructuring charges were $28.1 million, or $0.34 per share.

    Actual costs charged against the restructuring reserve in 1999 were $24.6 million, including termination costs of $2.8 million paid to 424 terminated employees, a $14.1 million goodwill write-off and inventory and other asset write-downs of $7.4 million. The company expects to complete the restructuring prior to September 30, 2000.

    During June 1997, the company initiated a plan to restructure its European wireless products business and phase out its fiber optic sensors and global messaging development activities. Actual costs were not materially different than the total after-tax charges of $3.3 million or $.04 per diluted share recorded in June 1997.

INCOME TAXES

    The composition of the provision for income taxes follows:

	Year Ended September 30
Dollars in thousands
	1999	1998	1997
Currently Payable:
Federal	$2,554	$24,539	$29,636
Non-United States	15,553	17,043	19,852
State	933	4,708	5,281

	19,040	46,290	54,769
Deferred (Credit):
Federal and State	384	7,091	3,280
Non-United States	(673)	116	(25)

	(289)	7,207	3,255

	$18,751	$53,497	$58,024

Income Taxes Paid	$29,411	$56,162	$44,641

Components of Income from Continuing Operations Before Income Taxes:
United States	$(8,078)	$97,909	$99,782
Non-United States	57,256	59,435	66,000

	$49,178	$157,344	$165,782

    The company's effective income tax rate varied from the statutory United States federal income tax rate because of the following:

	Year ended September 30
	1999	1998	1997
Statutory United States federal tax rate	35.0%	35.0%	35.0%
Foreign Sales Corporation (FSC)	(4.2)	(2.0)	(2.8)
State income taxes, net of federal tax effect	1.3	2.2	2.2
Net tax effect of restructuring	6.1	0.0	0.0
Other items	(0.1)	(1.2)	0.6

Effective Tax Rate	38.1%	34.0%	35.0%

    The tax effects of temporary differences have given rise to gross deferred tax assets of $16,980,000 in 1999 and $11,300,000 in 1998, primarily accrued expenses and inventory. The tax effect of temporary differences have created gross deferred tax liabilities of $22,779,000 in 1999 and $17,386,000 in 1998, primarily due to depreciation. The company has not recorded valuation allowances for deferred tax assets in 1999 or 1998, because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

    The increase in the effective tax rate for the year ended September 30, 1999 was attributable to the inclusion of non-deductible goodwill in the restructuring charges recognized during the year. Excluding the impact of the restructuring charges, the effective tax rate for the year ended September 30, 1999 was 32.0%, as compared to an effective tax rate of 34.0% for the prior fiscal year.

    No provision has been made for income taxes of approximately $20,647,000 at September 30, 1999, which would be payable should all undistributed net income of subsidiaries located outside the United States be distributed as dividends. The company plans to continue its non-United States operations, and anticipates the ability to use tax planning opportunities to reduce the tax liability if any dividends are declared or paid from these operations.

Stockholders' Equity

Common Stock

    The company has authorized 400,000,000 shares of common stock with a par value of $.01 per share. As of September 30, 1999, 82,191,138 shares of common stock were outstanding. Each outstanding common share has attached to it a one Share Purchase Right that, until exercisable, cannot be transferred apart from the company's Common Stock. The Rights will only become exercisable if a person or group acquires 15% or more of the company's Common Stock or announces an offer to acquire 15% or more of the company's Common Stock. In the event the Rights become exercisable, each Right may entitle the holder to purchase Common Stock of either the surviving or acquired company at one-half its market price.

    During the third quarter of fiscal year 1997, the company implemented a stock buy-back program, which authorized the company to repurchase up to five million shares of its common stock. In June 1998, the company's Board of Directors authorized an additional five million common shares to be repurchased under the company's stock buyback plan. As of September 30, 1998, the company had repurchased 7,017,732 shares of common stock at a total cost of $147,033,000. In November 1998, the company's Board of Directors authorized an additional five million common shares to be repurchased under the company's stock buyback plan, bringing the total authorized for repurchase to 15 million shares. During fiscal year 1999, the company repurchased 2,967,700 shares, at a total cost of $50,512,000, bringing the total shares repurchased under the stock buyback program to 9,985,432 shares at a total cost of $197,545,000. The common shares repurchased under this program may be used to meet employee compensation needs or used in future acquisitions.

    A three-for-two stock split was effected in March 1997.

    Common Stock issued and outstanding and held in treasury is summarized in the tables below:

	Year Ended September 30
	1999	1998	1997
Shares of Common Stock—Issued
Balance at beginning of year	102,718,210	102,718,210	68,479,398
Three-for-two stock split	—	—	34,238,812

Balance at End of Year	102,718,210	102,718,210	102,718,210

Shares of Common Stock—Held in Treasury
Balance at beginning of year	18,210,250	13,060,876	8,047,229
Three-for-two stock split	—	—	4,023,615
Stock repurchase	2,967,700	5,472,732	1,545,000
Stock purchase, option and other plans	(650,878)	(323,358)	(554,968)

Balance at End of Year	20,527,072	18,210,250	13,060,876

    As of September 30, 1999, 4,861,256 shares of Common Stock were reserved for the various stock plans described on the following pages.

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

    The company currently maintains a long-term Management Incentive Program (MIP), which provides for the issuance of up to 9,112,500 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Options under this plan vest over a four-year period. Options granted prior to fiscal year 1996 expire five years after grant, while options granted during and after fiscal years 1996 expire ten years after grant date. In fiscal year 1999, there were 930,480 options granted under the plan.

    The company also maintains a Stock Option Plan for Non-Employee Directors that provides for the issuance of up to 1,012,500 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 1998, this plan was terminated due to an insufficient number of shares available for new grants. On February 10, 1998, the company's shareholders ratified a new Stock Option Plan for Non-Employee Directors (DSP) that provides for the issuance of up to 400,000 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 1999, there were 84,000 options granted under this plan.

    The company also has an Employee Stock Purchase Plan (ESPP) that was amended and restated on November 12, 1998 and expires on February 1, 2009. All employees with six months of service as of the annual offering date are eligible to participate in this Plan. The plan authorizes up to 1,096,970 shares of Common Stock to be sold to employees at 85% of market value. All shares issued under this plan are restricted and cannot be sold for one year following the date of purchase. In fiscal year 1999, there were 108,775 shares purchased by employees under the plan.

    Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the company had accounted for its stock option plans under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 5.98%, 4.39% and 6.11%; dividend yield of 0%; a volatility factor of .490, .477 and .415, and a weighted average expected life of the options of six years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The company's pro forma information follows:

	Year Ended September 30
Dollars in thousands, except per share amounts
	1999	1998	1997
Pro forma income from continuing operations	$26,161	$99,891	$104,485
Pro forma net income	26,161	99,891	85,069
Pro forma income from continuing operations per share
Basic	0.32	1.14	1.15
Diluted	0.32	1.13	1.14
Pro forma net income per share
Basic	0.32	1.14	0.94
Diluted	$0.32	$1.13	$0.93

    The effects on pro forma disclosures of applying Statement No. 123 are not likely to be representative of the effects of such disclosures in future years. Because Statement No. 123 is applicable only to options granted subsequent to September 30, 1995, the pro forma effect is not fully reflected in fiscal years 1999, 1998 and 1997.

    A summary of the company's stock option activity and related information follows:

	Year Ended September 30
	1999	1998	1997
Outstanding at beginning of year	2,911,831	2,648,033	2,618,631
Granted	1,014,480	659,150	662,250
Expired or canceled	(229,748)	(136,098)	(143,925)
Exercised	(207,423)	(259,254)	(488,923)

Outstanding at End of Year	3,489,140	2,911,831	2,648,033

Exercisable at End of Year	1,604,529	1,232,536	673,147
Weighted Average Exercise Price
Outstanding at beginning of year	$21.81	$20.26	$13.92
Granted	17.13	23.69	37.60
Expired or canceled	24.89	27.01	20.91
Exercised	9.15	8.12	9.55
Outstanding at End of Year	20.99	21.81	20.26
Exercisable at End of Year	$20.14	$17.26	$11.64

    The weighted average fair value of options granted during fiscal years 1999, 1998 and 1997 was $8.63, $12.93 and $13.84 per share, respectively. The weighted average life of options outstanding as of September 30, 1999 was 6.17 years. The range of exercise prices for options outstanding at September 30, 1999, was $2.35 to $38.17.

Range of Exercise Prices	$2.35—$9.58	$12.50—$15.56	$16.00—$18.19	$19.33—$24.50	$27.19—$38.17	Total
Outstanding Options	299,057	384,718	995,808	1,143,657	665,900	3,489,140
Exercisable Options	299,057	260,093	129,700	566,917	348,762	1,604,529
Weighted Average
Exercise Price	$6.61	$14.69	$17.48	$21.35	$35.73	$20.99
Average Life	3.75	3.46	8.52	5.14	7.15	6.17

Segment and Geographic Information

    The Company manages its business as one operating segment. This segment serves commercial markets, including coaxial cable, terrestrial microwave systems, wireless accessories and other products and services. The Company sells to a wide range of customers in these markets; no single customer makes up 10% or more of the of the company's total revenue. Principal financial data by major product group and geographic selling location is as follows:

	Year Ended September 30
Dollars in thousands
	1999	1998	1997
Product Sales:
Coaxial Cable	$418,496	$486,788	$467,774
Terrestrial Microwave Systems	150,795	148,614	153,905
Other Products and Services	169,804	157,912	183,557
Wireless Accessories	52,665	59,601	64,239

Total Product Sales	$791,760	$852,915	$869,475

Sales:
United States—Domestic	$382,557	$432,539	$454,726
United States—Export	61,843	97,738	105,147
Europe, Africa, Middle East	184,575	175,021	178,773
Asia-Pacific	77,643	59,782	51,419
Other Americas	85,142	87,835	79,410

Total Sales	$791,760	$852,915	$869,475

Assets Identifiable to:
United States	$410,783	$411,545	$456,566
Europe, Africa, Middle East	129,519	144,137	112,726
Asia-Pacific	63,845	52,000	48,362
Other Americas	61,943	75,221	73,500

Consolidated Assets	$666,090	$682,903	$691,154

Selected Quarterly Financial Information (Unaudited)

    Due to variability of shipments under large contracts, customers' seasonal installation considerations, variations in product mix and in profitability of individual orders, the company can experience wide quarterly fluctuations in net sales and income. Consequently, it is more meaningful to focus on annual rather than quarterly results.

Dollars in thousands, except per share amounts	December	March		June	September	Total
1999:
Sales	$218,573	$172,006		$186,079	$215,102	$791,760
Gross profit	79,532	45,166	*	59,131	67,856	251,685	*
Income from continuing operations before income taxes	35,122	(25,725	)*	20,043	19,738	49,178	*
Net income	23,181	(20,849	)*	14,735	13,360	30,427	*
Basic and diluted income from continuing operations per share	0.28	(0.25	)*	0.18	0.16	0.37	*
Basic and diluted net income per share	0.28	(0.25	)*	0.18	0.16	0.37	*
Common Stock Closing Price:
High	18.50	20.56		19.06	22.06
Low	11.31	11.13		11.56	16.31

1998:
Sales	$231,136	$196,872		$204,220	$220,687	$852,915
Gross profit	89,597	77,110		81,315	82,897	330,919
Income from continuing operations before income taxes	42,932	36,585		37,257	40,570	157,344
Net income	28,334	24,147		24,590	26,776	103,847
Basic and diluted income from continuing operations per share	0.32	0.27		0.28	0.31	1.18
Basic and diluted net income per share	0.32	0.27		0.28	0.31	1.18
Common Stock Closing Price:
High	29.31	29.63		23.90	18.75
Low	22.38	19.31		18.00	12.25

*
Includes restructuring charges of $6,888 in gross profit, $36,706 pre-tax, $28,120 after-tax, $0.34 per share.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Andrew Corporation

    We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
October 22, 1999

Eleven Year Financial Summary

Dollars in thousands, except per share amounts	1999	1998	1997	1996	1995
Operations (1, 2)
Sales	$791,760	$852,915	$869,475	$766,007	$624,743
Gross profit	251,685	330,919	355,666	320,486	264,013
Operating income	47,911	159,796	163,793	151,304	116,803
Other (income) expense	(1,267)	2,452	(1,989)	4,738	4,362
Income from continuing operations before taxes	49,178	157,344	165,782	146,566	112,441
Income from continuing operations	30,427	103,847	107,758	93,802	71,854
Discontinued Operations
Loss (income) from operations of network business, net of taxes	0	0	3,330	3,405	1,899
Loss on disposal of network business, net of taxes	0	0	16,086	0	0
Net income	30,427	103,847	88,342	90,397	69,955
Basic Income from continuing operations per share	0.37	1.18	1.18	1.04	0.81
Diluted income from continuing operations per share	0.37	1.18	1.18	1.03	0.80
Basic net income per share	0.37	1.18	0.97	1.00	0.78
Diluted net income per share	0.37	1.18	0.97	0.99	0.78

Financial Position
Working capital	303,853	320,117	332,721	284,602	227,164
Total assets	666,090	682,903	691,154	631,229	505,114
Long-term debt	48,760	38,031	35,693	40,423	45,255
Stockholders' equity	484,010	508,778	509,123	456,214	357,191

Cash Flow
From operations	72,835	149,852	151,680	66,796	55,816
Used in investing activities	(70,074)	(64,117)	(61,427)	(78,683)	(55,367)
From (used for) financing activities	(44,655)	(100,361)	(25,499)	(1,972)	4,570
Cash and equivalents	$38,287	$78,395	$93,823	$31,295	$46,064

Ratios and Other Data
Current ratio	3.8	3.7	3.6	3.4	3.4
Return on Sales:
Income from continuing operations	3.8%	12.2%	12.4%	12.2%	11.5%
Net income	3.8%	12.2%	10.2%	11.8%	11.2%
Return on average assets	4.5%	15.1%	13.4%	15.9%	15.0%
Return on average stockholders' equity	6.1%	20.4%	18.3%	22.2%	22.1%

Stockholder's equity per share outstanding	$5.89	$6.02	$5.68	$5.03	$3.97
Foreign exchange gain (loss)	(2,372)	(2,988)	3,433	972	(1,612)
Research and development	29,622	25,810	41,076	29,624	21,041
Additions to property, plant and equipment	51,418	58,529	49,144	52,475	48,076
Net assets located outside U.S. at year end	258,117	272,661	228,488	220,600	160,700
Orders entered	824,252	874,717	864,918	790,621	684,504
Order backlog at year end (under 12 months)	170,706	141,847	132,610	152,205	125,446
Order backlog at year end (over 12 months)	$3,276	$12,317	$5,950	$14,756	$18,529

Number of full-time equivalent employees at year end:
Outside United States	1,261	1,219	1,185	1,162	763
Total employees	4,572	4,221	4,227	4,622	3,677
Average basic shares of stock outstanding (thousands)	82,675	87,941	90,947	90,263	89,177
Average diluted shares of stock outstanding (thousands)	82,813	88,306	91,539	91,033	89,964
Registered stockholders at year end	4,365	4,727	4,599	3,242	2,340

1)
The results of operations for fiscal years 1988 through 1996 have been updated for the disposal of the network products segment in 1997.

2)
The results of operations for fiscal years 1991 through 1995 have been updated for the pooling of interests with The Antenna Company in 1996. All other acquisitions have been included in operations since the date of acquisition.

Eleven Year Financial Summary (Cont)

Dollars in thousands, except per share amounts	1994	1993	1992	1991	1990	1989
Operations 1, 2
Sales	$536,025	$394,276	$397,721	$371,590	$325,455	$285,037
Gross profit	217,796	156,130	144,281	135,550	118,199	97,719
Operating income	84,497	51,149	45,591	42,994	35,175	26,720
Other (income) expense	7,226	3,145	3,904	4,999	4,470	1,314
Income from continuing operations before taxes	77,271	48,004	41,687	37,995	30,705	25,406
Income from continuing operations	49,360	30,587	26,080	23,390	18,832	15,751
Discontinued Operations
Loss (income) from operations of network business, net of taxes	3,593	1,184	(71)	1,456	671	(484)
Loss on disposal of network business, net of taxes	—	—	—	—	—	—
Net income	45,767	29,403	26,151	21,934	18,161	16,235
Basic Income from continuing operations per share	0.56	0.35	0.27	0.24	0.19	0.16
Diluted Income from continuing operations per share	0.55	0.35	0.26	0.23	0.19	0.16
Basic Net Income per share	0.52	0.34	0.27	0.22	0.18	0.16
Diluted Net income per share	0.51	0.33	0.27	0.22	0.18	0.16

Financial Position
Working capital	171,705	142,675	126,764	151,280	136,068	99,711
Total assets	425,326	343,876	318,062	345,261	319,542	265,660
Long-term debt	46,092	52,467	54,223	59,928	63,447	15,568
Stockholders' equity	276,553	221,872	192,956	217,036	198,524	182,187

Cash Flow
From operations	52,343	54,911	51,725	32,285	34,602	14,089
Used in investing activities	(38,692)	(33,295)	(12,113)	(22,903)	(47,900)	(27,365)
From (used in) financing activities	4,259	(5,938)	(50,764)	(5,508)	18,622	11,532
Cash and equivalents	$40,714	$22,001	$7,763	$17,168	$13,823	$7,395

Ratios and Other Data
Current ratio	2.8	3.2	2.9	3.5	3.6	2.5
Return on Sales:
Income from continuing operations	9.2%	7.8%	6.6%	6.3%	5.8%	5.5%
Net Income	8.5%	7.5%	6.6%	5.9%	5.6%	5.7%
Return on average assets	11.9%	8.9%	7.9%	6.6%	6.2%	6.5%
Return on average stockholders' equity	18.4%	14.2%	12.8%	10.6%	9.5%	9.3%

Stockholder's equity per share outstanding	$3.12	$2.54	$2.27	$2.19	$2.04	$1.80
Foreign exchange gain (loss)	(1,922)	1,380	41	583	(560)	132
Research and development	20,377	17,118	14,248	14,786	16,621	14,493
Additions to property, plant and equipment	28,471	18,479	18,188	25,124	25,151	16,278
Net assets located outside U.S. at year end	130,900	90,300	65,100	70,400	59,800	54,700
Orders entered	532,881	401,284	373,700	374,900	323,000	305,100
Order backlog at year end (under 12 months)	83,884	85,170	82,500	106,700	109,200	107,400
Order backlog at year end (over 12 months)	$595	$1,573	$5,500	$8,300	$9,300	$6,400

Number of full time equivalent employees at year end:
Outside United States	661	584	596	717	738	714
Total employees	3,405	3,110	3,144	3,450	3,200	2,870
Average basic shares of stock outstanding (thousands)	87,845	86,193	96,981	98,408	100,916	100,703
Average diluted shares of stock outstanding (thousands)	89,204	87,831	98,521	99,971	101,647	101,416
Registered Stockholders at year end	1,482	1,133	1,057	1,137	1,300	1,285

1)
The results of operations for fiscal years 1988 through 1996 have been updated for the disposal of the network products segment in 1997.

2)
The results of operations for fiscal years 1991 through 1995 have been updated for the pooling of interests with The Antenna Company in 1996. All other acquisitions have been included in operations since the date of acquisition.

APPENDIX A

PAGE WHERE GRAPHIC IMAGE APPEARS	DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL
Page 15	Bar Graph of Sales (Dollars in Millions) Data Points: 1995-$625, 1996-$766, 1997-$869, 1998-$853, 1999-$792
Gross Profit (Dollars in Millions) Data Points: 1995-$264, 1996-$320, 1997-$356, 1998-$331, 1999-$252
Operating Expenses (Dollars in Millions) Data Points: 1995-$147, 1996-$169, 1997-$192, 1998-$171, 1999-$204
Page 17
Net Income (Dollars in Millions)
Data Points: 1995-$70, 1996-$90, 1997-$88, 1998-$104, 1999-$30
Net Income Including Discontinued Operations and Restructuring Charges
Data Points: 1995-$72, 1996-$94, 1997-$111, 1998-$104, 1999-$59
Net Cash From Operations (Dollars in Millions) Data Points: 1995-$56, 1996-$67, 1997-$152, 1998-$150, 1999-$73
Capital Expenditures (Dollars in Millions) Data Points: 1995-$48, 1996-$52, 1997-$49, 1998-$59, 1999-$51

QuickLinks

APPENDIX A