Form 10-K405, Exhibit 13
period 2000-09-30
ANDREW CORP
filed 2000-12-21
CIK 317093

                                                                      EXHIBIT 13

RESULTS OF OPERATIONS
Fiscal year 2000 financial results showed significant improvement over fiscal year 1999. Sales increased 29% to a record level of $1.019 billion and net income, excluding 1999's restructuring charges, increased 36%. Sales showed substantial growth in most major product and market areas. The largest increases were driven by strong growth in the U.S., the Asia-Pacific region and Latin America. Growth in the U.S. was driven by sales to wireless communication providers and fiber-optic network companies. Sales to the Asia-Pacific region increased 82% largely due to sales more than tripling in China. The company has continued to expand its manufacturing facilities in China to serve this rapidly growing market. The company also saw substantial growth in Latin America driven by sales in Brazil, Argentina and Mexico.

Net income increased $49.2 million, or 162%, in 2000, primarily driven by the 29% increase in sales and the impact of restructuring charges incurred in 1999. In March 1999, the company initiated a restructuring plan. In connection with these restructuring activities, the company recognized pre-tax charges of $36.7 million in the second quarter of 1999. On an after-tax basis, restructuring charges were $28.1 million, or $0.34 per share. The company completed these restructuring efforts in 2000. Over the last two years, the company sold its government electronics business, SciComm, discontinued its small earth station product line, discontinued its tower manufacturing operations and reorganized its wireless products manufacturing operations. While these steps negatively impacted 1999 results, they have allowed the company to focus on its core businesses and become more competitive in the wireless products market.

SALES in 2000 increased $227.4 million, or 29%, to $1.019 billion. U.S. sales were 50% of 2000 sales and increased $124.1 million, or 32%, while international sales increased $103.3 million, or 25%. Sales in 1999 decreased $61.2 million, or 7%, to $791.8 million. U.S. sales were 48% of 1999 sales and decreased $50.0 million, or 12%, while international sales decreased $11.2 million, or 3%, in 1999.

The company's sales trends are mostly influenced by the wireless infrastructure market, which accounted for 71% of sales in 2000, 68% in 1999 and 69% in 1998. Sales of wireless infrastructure products grew in all major markets in 2000, with the most notable growth in the U.S., the Asia-Pacific region and Latin America. U.S. wireless infrastructure sales increased significantly in 2000 due to wireless operators resuming their spending on new cell sites. U.S. wireless infrastructure sales decreased in 1999 due to a slowdown in spending on new cell sites as wireless communications providers focused their spending on upgrading existing cell sites. The largest percentage increase in wireless infrastructure sales was in the Asia-Pacific region. This was predominantly due to the significant increase in sales in China, where the company has continued to increase production capacity to meet the demand of this rapidly growing market. Wireless infrastructure sales improved dramatically in Latin America during 2000. This was due principally to an improvement in the Brazilian economy from 1999, the opening of a new distribution center in Mexico and new PCS operators in Argentina. While the European market was the only market that showed significant growth in 1999, European sales increased only modestly in 2000 due to pricing pressure and weaker currencies.

Sales to the fixed-line telecommunications networks market increased 26% in 2000, whereas they decreased 2% in 1999. Continued growth in equipment shelter sales to U.S. fiber-optic network providers and fixed broadband wireless products was the main reason for the increase in 2000. Growth in LMDS and MMDS antenna system sales to competitive access and Internet service providers contributed to the improvement in fixed telecommunications network sales for 2000. Sales to broadcast, government and other markets continued to decline, decreasing 7% in 2000 and 3% in 1999. This is due largely to the company's divestiture of its SciComm government electronics business and delays in the rollout of digital TV systems in the U.S. Wireless accessory sales rebounded after decreasing 12% in 1999 due to pricing pressure and the exit from the European market. Wireless accessory sales climbed 23% in 2000 due to new product sales to the automotive market and new hands-free kit solutions for mobile phones. Sales of mobile antennas, GPS products and cable assemblies to General Motors' OnStar and Ford's RESCU programs increased substantially in 2000.

From a product standpoint in 2000, coaxial cable sales increased 35% to $564.4 million, terrestrial microwave systems increased 4% to $156.4 million, other antennas and support products increased 38% to $233.7 million and wireless accessories increased 23% to $64.7 million. In 1999, coaxial cable sales decreased 14% to $418.5 million, terrestrial microwave systems increased 2% to $150.8 million, other antennas and support products increased 8% to $169.8 million and wireless accessories decreased 12% to $52.7 million.

GROSS MARGIN as a percentage of sales was 32.6% in 2000, 31.8% in 1999 and 38.8% in 1998. Included in the gross margin for 1999 is $6.9 million of the $36.7 million pre-tax restructuring charges. Excluding restructuring charges, gross margin as a percentage of sales was 32.7% of sales in 1999. Without restructuring charges, gross margin as a percentage of sales remained relatively unchanged from 1999 to 2000. Competitive market conditions caused the company to continue to lower prices on many of its cable products in order to maintain market share. These price reductions were offset by productivity and efficiency gains. All four of the company's cable production facilities in the U.S., China, Brazil and the U.K. significantly increased cable production in 2000, creating economies of scale and decreasing average cable costs. Product mix had a slightly negative impact on margins for 2000. Cable product mix improved while sales of lower margin products such as equipment shelters and base station antennas increased significantly. The decrease in gross margin in 1999 was due mainly to pricing concessions required by a competitive wireless infrastructure market. Unfavorable product mix also contributed to this decline, with sales of higher margin cable products decreasing and sales of lower margin products increasing.

RESEARCH AND DEVELOPMENT expense increased $10.6 million, or 36%, in 2000 and $3.8 million, or 15%, in 1999. Research and development expense was 4.0% of sales in 2000, 3.7% in 1999 and 3.0% in 1998. The company continues to focus on the development of new products for existing and new markets. Major research and development efforts have been centered on power amplifiers, satellite modems and broadband wireless products.

SALES AND ADMINISTRATIVE expenses increased $19.3 million, or 13%, in 2000 and decreased $1.0 million, or 1%, in 1999. Sales and administrative expenses were 16.1% of sales in 2000, 18.2% in 1999 and 17.0% in 1998. In 2000, marketing related expenses increased $9.9 million, or 15%, due primarily to increases in product line management and other marketing efforts. Administrative expenses grew $9.4 million, or 12%, in 2000. The growth in administrative expenses was driven mainly by increases in incentive bonuses, profit sharing, management information systems and goodwill amortization relating to the Chesapeake Microwave Technologies Inc. (CMTI) and Conifer Corporation acquisitions. The $1.0 million decline in sales and administrative expenses in 1999 was due to decreases in incentive bonuses and profit sharing offset by increases in expense related to the company's management information systems.

OTHER INCOME AND EXPENSE resulted in an expense of $11.0 million in 2000, income of $1.3 million in 1999 and an expense of $2.5 million in 1998. Other income and expense is comprised primarily of net interest income or expense, foreign exchange gains or losses, minority interest and equity in losses from the company's joint ventures. Net interest was an expense of $6.8 million in 2000 and income of $4.9 million in 1999 and $1.6 million in 1998. The increase in net interest expense in 2000 was due to an increase in borrowing and a decrease in interest earned on loans to the company's joint ventures in Russia. The increase in net interest income in 1999 was due mainly to an increase in interest income from loans to the company's joint ventures in Russia. Other expense, net was $4.3 million in 2000, $3.6 million in 1999 and $4.0 million in 1998. Other expenses increased in 2000, due to an increase in minority interest expense for the company's minority partner's share of higher Brazilian operating income, and an increase in equity in losses from the company's joint ventures in Russia. This was offset by foreign exchange gains of $1.7 million in 2000, compared to foreign exchange losses of $2.4 million in 1999.

INCOME TAXES were 32% of pre-tax income in 2000, 38% in 1999 and 34% in 1998. The increase in the effective tax rate for 1999 was due to the inclusion of $14.1 million of non-deductible goodwill in the restructuring charges recognized during 1999. Excluding the impact of the non-deductible goodwill, the effective tax rate for 1999 was 32%. The decrease in the effective tax rate from 1998 was due to the company generating a larger percentage of its income outside of the U.S. in countries with lower effective tax rates.

LIQUIDITY
Cash and cash equivalents were $44.9 million in 2000, $38.3 million in 1999 and $78.4 million in 1998. Working capital was $350.7 million in 2000, $303.9 million in 1999 and $320.1 million in 1998. Management believes the current level of working capital will be adequate to meet the company's liquidity needs related to normal operations.

NET CASH FROM OPERATIONS was $50.0 million in 2000, $72.8 million in 1999 and $149.9 million in 1998. During 2000, the company generated $50.0 million in cash from operations, principally from net income of $79.6 million, which included non-cash charges of $47.7 million for depreciation and amortization. This was offset by increases in accounts receivable of $72.6 million and inventories of $50.8 million and increased by growth in accounts payable and other liabilities of $39.9 million. These increases were driven by the 29% increase in sales in 2000. Days sales in billed receivables remained constant for 2000 and 1999 at 81 days. During 1999, the company generated $72.8 million in cash from operations, principally from net income of $30.4 million, which included non-cash charges of $33.6 million for restructuring charges and $39.2 million for depreciation and amortization. This was offset by an increase in accounts receivable. Days sales in billed receivables increased from 70 days in 1998 to 81 days in 1999. The increase in the time required to collect receivables was due partially to an increase in international sales in countries with less favorable payment terms, such as China.

NET CASH USED FOR INVESTING ACTIVITIES was $95.4 million in 2000, $70.1 million in 1999 and $64.1 million in 1998. Net cash used for investing activities is driven mainly by the company's capital expenditures, or investment in property, plant and equipment. Capital expenditures increased 62% in 2000 to $83.5 million. This increase is due largely to the expansion of cable production capacity in the U.S., China, Brazil and the U.K. The company also expanded its shelter production capacity and upgraded some of its facilities in Texas. Capital expenditures for the company's management information systems increased $6.0 million in 2000. Capital expenditures were $51.4 million in 1999, which included a $7.0 million increase in capital expenditures related to the company's management information systems. Capital expenditures were $58.5 million in 1998, which included $8.3 million relating to the construction of a cable manufacturing facility in China and $10.7 million for the construction of new facilities in Texas.

During 2000, the company spent $16.3 million on acquisitions. In December 1999, the company acquired Conifer Corporation for $13.0 million. Conifer Corporation designs and manufactures MMDS subscriber products, Wireless LAN equipment and Direct Broadcast Satellite (DBS) accessories. In October 1999, the company also acquired a controlling interest in Comtier Corporation for $2.0 million. The company had previously accounted for its minority investment in Comtier Corporation under the equity method of accounting. Comtier Corporation manufactures and designs high-speed broadband modems for use with satellite systems. As part of the 1999 acquisition of CMTI, the company paid $1.3 million of additional purchase consideration to certain CMTI shareholders in 2000.

During 1999, the company spent $15.1 million on acquisitions. In March 1999, the company acquired Passive Power Products, Inc., a Maine-based supplier of radio frequency (RF) products to the broadcast market for $4.3 million. In September 1999, the company acquired the stock of CMTI, a Glen Rock, Pennsylvania company that designs and develops RF and microwave amplifiers and assemblies, for $8.6 million. In February 1999, the company purchased the remaining 20% interest in the South African Satcom Group of companies for $1.2 million. In 1998, the company spent $3.0 million on acquisitions. In October 1997, the company purchased an additional 19% interest in its Brazilian operations for $3.0 million, bringing the company's ownership to 70%.

The company`s net investment in telecommunications joint ventures decreased $4.2 million in 2000 and increased $4.3 million in 1999 and $3.2 million in 1998. This was due to an increase in investments in and advances to the joint ventures, net of the company's share of these ventures' losses. The company currently has an investment of $51.8 million in nine joint ventures that are engaged in communication and data transmission in Russia, the Ukraine and Mexico. The company is in the process of considering possible strategic options that may involve the divestiture of all or a significant portion of these ventures.

NET CASH FROM FINANCING ACTIVITIES was $55.4 million in 2000, primarily due to the company increasing its net borrowing by $65.8 million. The company used $44.7 million for financing activities in 1999 and $100.4 million in 1998, mainly due to the purchase of treasury stock.

The company increased its net long-term borrowing by $23.1 million in 2000. This was due mainly to an increase in borrowing in China and a decrease in long-term borrowing in the U.S. The company's China operations increased its net borrowing by $30.9 million in Chinese Renminbi denominated debt. This new debt was used to finance expansion in China and to hedge the company's assets in China. At September 30, 2000, the company had $40.6 million in Renminbi denominated debt outstanding in China, with maturity dates ranging from 2002 to 2003. The company currently has $22.7 million in senior notes outstanding, of which $4.5 million is due annually until 2005. In 2000, the company paid off $1.4 million of higher interest rate debt that had been acquired as part of the CMTI and Conifer Corporation acquisitions.

During 1999, the company's China operations borrowed $9.6 million U.S. dollars in Renminbi denominated debt, of which $1.9 million was paid off in 2000. In 1999, the company's Brazilian operations restructured its debt to obtain lower interest rates. Total debt from the company's Brazilian operations decreased from $17.1 million at September 30, 1998 to $13.3 million at September 30, 1999. During 1998, the company's Brazilian operations initiated a $12.0 million line of credit agreement with Bank Austria Creditanstalt, which had $5.5 million outstanding as of September 30, 1998. In 1999, this line of credit was converted into $8.8 million in long-term variable rate debt due in December 2000. During 1998, the company entered into a loan agreement with Banco Nacional De Desenvolvimento Economico E Social for $7.0 million, the proceeds of which were used to pay down a portion of the company's outstanding line of credit with ABN-AMRO. Portions of this loan were paid down in 1999 and in 2000, leaving $3.2 million outstanding at September 30, 2000. Portions of this loan will be paid off annually through 2003.

The company increased its net short-term borrowings by $42.8 million in 2000. During 2000, the company increased its revolving line of credit agreement led by Bank of America from $50 million to $150 million. At September 30, 2000, there was $39.8 million outstanding under this agreement, including $16.4 million denominated in Swiss francs, $2.3 million denominated in Japanese yen and $1.0 million denominated in Hong Kong dollars. Under this credit agreement, in 1999, the company paid off $3.8 million denominated in French francs and borrowed $2.3 million denominated in Japanese yen. In 2000, the company opened a Canadian dollar revolving line of credit with Bank of America Canada. As of September 30, 2000, the company had $6.0 million in Canadian dollar denominated debt outstanding. Borrowings under these credit agreements were used to meet the company's short-term financing needs and to provide a hedge against exposures in various foreign currencies.

The company received cash from the sale of stock under employee and director option plans, employee stock purchase plans and the company's profit sharing plan. Under these plans, the company generated $14.2 million in 2000, $3.1 million in 1999 and $2.9 million in 1998.

In 1997, the company implemented a stock buy-back program. The company's Board of Directors has authorized the company to repurchase up to 15.0 million shares under this program. The company purchased 1.8 million shares at a cost of $24.6 million in 2000, 3.0 million shares at a cost of $50.5 million in 1999 and 5.5 million shares at a cost of $105.4 million in 1998. The company has repurchased a total of 11.8 million shares at a total cost of $222.2 million under this stock buy-back program since the plan was implemented in 1997. Shares repurchased under this program will be held for potential future acquisitions and to meet employee compensation needs. Although the company has never paid cash dividends, the Board of Directors periodically reviews this practice and, to date, has elected to retain earnings in the business to finance future investments and operations.

RISK FACTORS
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS. We have made forward-looking statements in this annual report under "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the company. Although we have based these statements on the beliefs and assumptions of our management and on information currently available to them, they are subject to risks and uncertainties. We wish to ensure that such statements are accompanied by meaningful cautionary statements, so as to obtain the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, such statements are qualified by reference to the discussion below of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements.

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

SHARE PRICE VOLATILITY. The market price of our common stock is very volatile. We believe the price fluctuates in response to changes in the company's sales, net income and cash flow; volatility in the U.S. stock market in general and in wireless equipment stocks in particular; changes in analysts' estimates and changes in general economic conditions. We expect that the price of our common stock will fluctuate in the future, perhaps substantially.

FLUCTUATIONS IN OPERATING RESULTS. Historically, our quarterly and annual sales and operating results have fluctuated. We expect similar fluctuations in the future. In addition to general economic and political conditions, the following factors affect our sales: timing of significant customer orders, inability to forecast future sales due to our just-in-time supply approach, changes in competitive pricing and wide variations in profitability by product line. Since our quarterly and annual sales and operating results vary, we believe that period-to-period comparisons are not necessarily meaningful and such comparisons should not be relied on as indicators of our future performance.

CUSTOMER FINANCING AND SPENDING PATTERNS. Demand for the company's products is influenced by customer spending patterns and their ability to obtain financing. Fluctuations and temporary slowdowns in the company's sales trends are impacted by customer spending on non-Andrew-provided infrastructure such as upgrades and conversions to digital technology and spending on switching equipment. Customer spending on new radio spectrum licenses may cause fluctuations in sales of the company's wireless infrastructure products.

INTENSE COMPETITION AND PRICING PRESSURE. We believe that to be profitable in the future, we must respond effectively to increased competitive pressure. We consider our principal competitive factors to include product quality and performance, service and support, pricing and proprietary technology. Over the past several years, in response to aggressive pricing practices by our competitors, we have significantly lowered prices for most of our products. If we are unable to compete successfully, we may lose market share. We expect that a significant loss in market share would have a material negative effect on our business, financial condition and operating results.

RAPID TECHNOLOGICAL CHANGE AND PRESSURE TO DEVELOP NEW PRODUCTS. We believe that our future success depends on our ability to effectively anticipate and respond to changes in technology, customer needs and industry standards. Failure to anticipate changes, to adapt current products, to develop and introduce new products on a timely basis or to gain market acceptance for new products would impair our competitiveness and could have a material negative impact on our business and operating results.

INTERNATIONAL RISK. Approximately half of our sales are outside the U.S., and in recent years we have significantly increased our international manufacturing capabilities. We anticipate that international sales will continue to represent a substantial portion of our sales and that continued growth and profitability will require further international expansion. International business risks include currency fluctuations, tariffs and other trade barriers, longer customer payment cycles, adverse taxes, restrictions on the repatriation of earnings, compliance with local laws and regulations, political and economic instability, and difficulties in managing and staffing operations. We believe that international risk factors could materially impact our future sales, financial condition and operating results.

ABILITY TO ATTRACT AND RETAIN QUALIFIED PEOPLE. We believe that our future success significantly depends on our ability to attract and retain highly qualified personnel. We cannot be sure that we will be able to attract and retain key personnel in the future. We believe our inability to do so could negatively impact our business, financial condition and operating results.

DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS. Others could obtain or use our intellectual property without our permission, develop equivalent or superior technology or claim that we have infringed on their intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, and non-disclosure and non-competition agreements to protect our rights. We are dependent on our intellectual property rights as a whole; however, we do not believe that the loss of exclusivity with respect to any one right would have a significant negative impact on our business, financial condition or operating results.

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

CONSOLIDATED STATEMENTS OF INCOME


                                                                          Year Ended September 30
Amount in thousands, except per share amounts                        2000          1999          1998
                                                                 ------------- ------------- -------------
Sales                                                              $1,019,174      $791,760      $852,915
Cost of products sold                                                 687,171       540,075       521,996
                                                                 ------------- ------------- -------------
Gross Profit                                                          332,003       251,685       330,919

Operating Expenses
Research and development                                               40,262        29,622        25,810
Sales and administrative                                              163,631       144,335       145,313
Restructuring                                                               -        29,817             -
                                                                 ------------- ------------- -------------
                                                                      203,893       203,774       171,123
                                                                 ------------- ------------- -------------
Operating Income                                                      128,110        47,911       159,796

Other
Interest expense                                                        8,862         5,329         6,060
Interest income                                                        (2,083)      (10,198)       (7,615)
Other expense, net                                                      4,271         3,602         4,007
                                                                 ------------- ------------- -------------
                                                                       11,050        (1,267)        2,452
                                                                 ------------- ------------- -------------
Income Before Income Taxes                                            117,060        49,178       157,344

Income taxes                                                           37,459        18,751        53,497
                                                                 ------------- ------------- -------------
Net Income                                                             79,601        30,427       103,847
                                                                 ============= ============= =============
Basic and Diluted Net Income per Average
   Share of Common Stock Outstanding                                    $0.98         $0.37         $1.18
                                                                 ============= ============= =============
Average Basic Shares Outstanding                                       80,944        82,675        87,941
Average Diluted Shares Outstanding                                     81,418        82,813        88,306
                                                                 ============= ============= =============

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS


                                                                                      September 30
Dollars in thousands                                                                2000         1999
                                                                                ------------ ------------
Assets
Current Assets
Cash and cash equivalents                                                          $ 44,865     $ 38,287
Accounts receivable, less allowances (2000--$2,983; 1999--$3,403)                   263,016      200,068
Inventories
    Finished products                                                                77,082       58,225
    Materials and work in process                                                   127,086      106,261
                                                                                ------------ ------------
                                                                                    204,168      164,486
Miscellaneous current assets                                                         12,632       10,662
                                                                                ------------ ------------
Total Current Assets                                                                524,681      413,503
Other Assets
Costs in excess of net assets of businesses acquired,
    less accumulated amortization (2000--$8,625; 1999--$4,654)                       37,799       21,498
Investments in and advances to affiliates                                            51,759       63,992
Other assets                                                                          7,698        6,297
Property, Plant and Equipment
Land and land improvements                                                           19,291       17,016
Buildings                                                                            95,510       83,850
Equipment                                                                           370,286      335,125
Allowances for depreciation and amortization                                       (289,827)    (275,191)
                                                                                ------------ ------------
                                                                                    195,260      160,800
                                                                                ------------ ------------
Total Assets                                                                       $817,197     $666,090
                                                                                ============ ============

Liabilities and Stockholders' Equity
Current Liabilities
Notes payable                                                                      $ 45,771     $  3,053
Accounts payable                                                                     58,538       43,105
Restructuring reserve                                                                     -       12,128
Accrued expenses and other liabilities                                               18,557       21,212
Compensation and related expenses                                                    30,303       21,947
Income taxes                                                                          5,639            -
Current portion of long-term debt                                                    15,215        8,205
                                                                                ------------ ------------
Total Current Liabilities                                                           174,023      109,650
Deferred Liabilities                                                                 25,132       18,602
Long-Term Debt, less current portion                                                 65,843       48,760
Minority Interest                                                                     9,254        5,068
Stockholders' Equity
Common stock (par value, $.01 per share: 400,000,000 shares authorized;
    102,718,210 shares issued, including treasury)                                    1,027        1,027
Additional paid-in capital                                                           64,136       55,802
Accumulated other comprehensive income                                              (35,801)     (21,755)
Retained earnings                                                                   761,131      681,530
Treasury stock, at cost (21,476,101 shares in 2000; 20,527,072 shares in 1999)     (247,548)    (232,594)
                                                                                ------------ ------------
                                                                                    542,945      484,010
                                                                                ------------ ------------
Total Liabilities and Stockholders' Equity                                         $817,197     $666,090
                                                                                ============ ============

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Year Ended September 30
Dollars in thousands                                                      2000         1999         1998
                                                                      ------------ ------------ ------------
Cash Flows from Operations
Net Income                                                                $79,601      $30,427     $103,847

Adjustments to Net Income
Restructuring costs                                                         2,820       33,580         (864)
Depreciation and amortization                                              47,668       39,155       37,494
(Increase) decrease in accounts receivable                                (72,611)     (25,107)       3,637
Increase in inventories                                                   (50,846)      (4,238)        (107)
(Increase) decrease in miscellaneous current and other assets                (566)      (3,756)       1,117
Decrease in receivables from affiliates                                        22        4,201        3,150
Increase (decrease) in accounts payable and other liabilities              39,938       (1,303)       1,754
Other                                                                       3,948         (124)        (176)
                                                                      ------------ ------------ ------------
Net Cash from Operations                                                   49,974       72,835      149,852

Investing Activities
Capital expenditures                                                      (83,542)     (51,418)     (58,529)
Acquisition of businesses, net of cash acquired                           (16,262)     (15,107)      (3,000)
Investments in and advances to affiliates, net                              4,152       (4,308)      (3,195)
Proceeds from sale of property, plant and equipment                           288          759          607
                                                                      ------------ ------------ ------------
Net Cash Used for Investing Activities                                    (95,364)     (70,074)     (64,117)

Financing Activities
Long-term borrowings (payments)--net                                       23,054        6,385        2,223
Short-term borrowings (payments)--net                                      42,761       (3,587)         (38)
Stock purchase and option plans                                            14,201        3,059        2,859
Purchase of treasury stock                                                (24,630)     (50,512)    (105,405)
                                                                      ------------ ------------ ------------
Net Cash from (Used for) Financing Activities                              55,386      (44,655)    (100,361)
Effect of exchange rate changes on cash                                    (3,418)       1,786         (802)
                                                                      ------------ ------------ ------------
Increase (Decrease) for the Year                                            6,578      (40,108)     (15,428)
Cash and cash equivalents at beginning of year                             38,287       78,395       93,823
                                                                      ------------ ------------ ------------
Cash and Cash Equivalents at End of Year                                  $44,865      $38,287      $78,395
                                                                      ============ ============ ============

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                       Accumulated
                                                         Additional          Other
                                                 Common    Paid-In   Comprehensive     Retained      Treasury
Dollars in thousands                              Stock    Capital          Income     Earnings         Stock           Total
                                               --------- ---------- --------------- ------------ ------------- ---------------
Balance at September 30, 1997                    $1,027    $51,810        $(4,532)     $547,256     $(86,438)        $509,123
Repurchase of shares                                                                                (105,405)        (105,405)
Stock purchase and option plans                              1,499                                     2,799            4,298

Foreign Currency Translation Adjustment                                    (3,085)                                     (3,085)
Net Income                                                                              103,847                       103,847
                                                                                                               ---------------
Comprehensive Income                                                                                                  100,762
                                               ========= ========== =============== ============ ============= ===============

Balance at September 30, 1998                    $1,027    $53,309        $(7,617)     $651,103    $(189,044)        $508,778
Repurchase of shares                                                                                 (50,512)         (50,512)
Stock purchase and option plans                              2,493                                     6,962            9,455

Foreign Currency Translation Adjustment                                   (14,138)                                    (14,138)
Net Income                                                                               30,427                        30,427
                                                                                                               ---------------
Comprehensive Income                                                                                                   16,289
                                               ========= ========== =============== ============ ============= ===============

Balance at September 30, 1999                    $1,027    $55,802       $(21,755)     $681,530    $(232,594)        $484,010
Repurchase of shares                                                                                 (24,630)         (24,630)
Stock purchase and option plans                              8,334                                     9,676           18,010

Foreign Currency Translation Adjustment                                   (14,046)                                    (14,046)
Net Income                                                                               79,601                        79,601
                                                                                                               ---------------
Comprehensive Income                                                                                                   65,555
                                               --------- ---------- --------------- ------------ ------------- ---------------

Balance at September 30, 2000                    $1,027    $64,136       $(35,801)     $761,131    $(247,548)        $542,945
                                               ========= ========== =============== ============ ============= ===============

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

INVENTORIES
Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 55% of total inventories in 2000 and 57% of total inventories in 1999. The remaining inventories are valued on the first-in, first-out (FIFO) method.

If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have remained unchanged at September 30, 2000 and September 30, 1999.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. Depreciation is computed using accelerated methods based on estimated useful lives of the assets for both financial reporting and tax purposes. Buildings are depreciated over 10 to 30 years and equipment is depreciated over 3 to 8 years. Depreciation expense was $43.7 million, $37.1 million and $35.4 million for 2000, 1999 and 1998, respectively.

COST IN EXCESS OF NET ASSETS OF BUSINESSES ACQUIRED
The company amortizes the cost in excess of net assets of businesses acquired on the straight-line basis over periods ranging from 10 to 40 years. Amortization expense was $4.0 million, $2.0 million and $2.1 million for 2000, 1999 and 1998, respectively.

Management periodically reviews the valuation and amortization of goodwill. As part of this review, the company estimates the value and future benefits of the cash flows generated by the related assets to determine if any impairment has occurred.

INVESTMENTS IN AFFILIATES
Investments in affiliates are accounted for using the equity method, under which the company's share of earnings or losses of these affiliates is reflected in income as earned and dividends are credited against the investment in affiliates when received.

REVENUE RECOGNITION
Revenue is recognized from sales when a product is shipped or a service is performed. Long-term contracts in progress are reviewed monthly, and sales and earnings are adjusted in the current accounting period based on revisions in contract value and estimated costs at completion. Estimated losses on contracts are provided when identified.

FOREIGN CURRENCY TRANSLATION
The functional currency for the company's foreign operations is predominantly the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average monthly exchange rates for revenue and expense accounts. Adjustments resulting from translation are included in accumulated other comprehensive income, a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income. Net gains and losses resulting from foreign currency transactions that are included in other expense, net were income of $(1.7) million, losses of $2.4 million and losses of $3.0 million for 2000, 1999 and 1998, respectively.

HEDGING AND DERIVATIVE INSTRUMENTS
The company is exposed to changes in foreign exchange rates as a result of its foreign operations. The company primarily manages its foreign currency risk by making use of naturally offsetting positions. These natural hedges include the establishment of local manufacturing facilities that conduct business in local currency and the use of borrowings denominated in local currencies (see Borrowings note). The company also selectively utilizes derivative instruments such as forward exchange contracts to manage the risk of exchange fluctuation. These instruments held by the company are not leveraged and are not held for trading or speculative purposes.

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

RECENTLY ISSUED ACCOUNTING POLICIES
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." FASB No. 133 requires all derivatives to be recorded on the balance sheet at fair value. FASB Statement No. 133 was amended by FASB Statement No. 137 in June 1999 and FASB Statement No. 138 in June 2000. The company will adopt these FASB statements in the first quarter of fiscal year 2001. Adoption of these statements is not expected to have a material effect on the company's financial statements.

In July 2000, the FASB's Emerging Issues Task Force (EITF) reached a conclusion on EITF Issue 00-10, accounting for shipping and handling fees and costs. The company will adopt EITF Issue 00-10 starting in the fourth quarter of fiscal year 2001. Adoption of Issue 00-10 will not have a material effect on the company's financial statements. EITF Issue 00-10 requires that shipping and handling expenses billed to customers be recorded as part of sales revenue and that the related expenses be recorded in cost of products sold. The company currently passes any shipping costs on to its customers at cost and does not record any shipping charges as part of sales revenue or cost of products sold. Adoption of EITF Issue 00-10 will not impact income or gross profit but will cause the gross profit percentage to decrease from what has historically been reported.

In December 1999, the staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The company will adopt SAB No. 101 in the fourth quarter of fiscal year 2001. Adoption of SAB No. 101 is not expected to have a material effect on the company's financial statements.

BUSINESS ACQUISITIONS
In February 1999, the company purchased the remaining 20% interest in Satcom Group of Companies, located in South Africa, for $1.2 million. In March 1999, the company acquired the stock of Passive Power Products, Inc., a Maine-based supplier of RF products to the broadcast market, for $4.3 million, net of cash acquired. In September 1999, the company acquired the stock of Chesapeake Microwave Technologies Inc. (CMTI), a Glen Rock, Pennsylvania company that designs and develops radio frequency (RF) and microwave amplifiers and assemblies. In addition to the $8.6 million, net of cash acquired paid at closing, the CMTI purchase agreement contains a provision for deferred payments of up to $4.0 million payable to certain CMTI shareholders. In September 2000, the company paid $1.3 million to these CMTI shareholders and has possible deferred payments of up to $2.7 million remaining. These payments have been and will be accounted for as additional purchase consideration when paid.

The 1999 acquisitions were accounted for as purchases, resulting in $13.9 million of goodwill that will be amortized over 10 years. Pro forma results of operations, assuming these transactions occurred at the beginning of the fiscal year, are not materially different from the reported results of operations.

In October 1999, the company purchased a controlling interest in Comtier Corporation for $2.0 million. The company had previously accounted for its minority investment in Comtier under the equity method of accounting. Comtier manufactures and designs high-speed broadband modems for use with satellite systems. In December 1999, the company acquired the capital stock of Conifer Corporation for $13.0 million, net of cash acquired. Conifer designs and manufactures Multichannel Multipoint Distribution Service (MMDS) subscriber products, Wireless LAN equipment and Direct Broadcast Satellite (DBS) accessories.

The 2000 acquisitions were accounted for as purchases, resulting in $17.4 million of goodwill that will be amortized over 10 years. Pro forma results of operations, assuming these transactions occurred at the beginning of the fiscal year, are not materially different from the reported results of operations.

EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

                                                                           Year Ended September 30
                                                                           -----------------------
Dollars in thousands, except per share amounts                          2000          1999         1998
--------------------------------------------------------------------------------------------------------
                   BASIC EARNINGS PER SHARE
Numerator:
    Numerator for net income per share                              $ 79,601      $ 30,427     $103,847
Denominator:
    Weighted average shares outstanding                               80,944        82,675       87,941
                                                                 ============ ============= ============

Net income per share--basic                                            $0.98         $0.37        $1.18
                                                                 ============ ============= ============

                  DILUTED EARNINGS PER SHARE
Numerator:
    Numerator for net income per share                              $ 79,601      $ 30,427     $103,847
Denominator:
    Weighted average shares outstanding                               80,944        82,675       87,941
    Effect of dilutive securities:
      Stock options                                                      474           138          365
                                                                 ------------ ------------- ------------

                                                                      81,418        82,813       88,306
                                                                 ============ ============= ============

Net income per share--diluted                                       $   0.98      $   0.37     $   1.18
                                                                 ============ ============= ============

Options to purchase 1,191,000, 2,681,000 and 1,285,000 shares of common stock in 2000, 1999 and 1998, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

INVESTMENTS IN AND ADVANCES TO AFFILIATES
The company has various investments in ventures that are accounted for by the equity method. Nine of the ventures are engaged in communication and data transmission in Russia, the Ukraine and Mexico. The company has minority interest holdings in six of the ventures and a majority interest holding in three of the ventures. The company does not consolidate the majority owned ventures because of governmentally imposed uncertainties that significantly affect the company's ability to exercise control. The method of accounting is evaluated on a periodic basis for appropriateness based on the existing conditions and the company's ability to exercise control. The company has no investments in ventures that are accounted for by the cost method. The combined operating results of the ventures and the company's share thereof were not material to the company's 2000, 1999 and 1998 operating results. The company guarantees a $41.0 million line of credit with ABN-AMRO, which is used by its ventures. As of September 30, 2000, there was $33.1 million outstanding under the agreement.

UNBILLED RECEIVABLES
At September 30, 2000, unbilled receivables of $3,201,000 are included in accounts receivable, compared to $4,551,000 at September 30, 1999. These amounts will be billed in accordance with contract terms and delivery schedules and are generally expected to be collected within one year.

PROFIT SHARING PLANS
Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 2000, 1999 and 1998 were $9,722,000, $9,203,000 and $14,967,000, respectively.

BORROWINGS
LINES OF CREDIT
The company maintains a $150 million revolving line of credit agreement with a group of ten banks led by Bank of America, NA as administrative agent. During 2000, this revolving credit agreement was increased from $50 million to $150 million. The maximum outstanding during 2000 under the line of credit was $75.3 million with a weighted average interest rate of 7.28%. The outstanding balance at September 30, 2000 was $39.8 million, including foreign currency borrowings of $2.3 million U.S. dollars in Japanese yen, $1.0 million U.S. dollars in Hong Kong dollars and $16.4 million U.S. dollars in Swiss francs.

The company also maintains a $11.4 million line of credit agreement with ABN-AMRO for its Brazilian operations. The company had no borrowings under this agreement during 2000.

The company maintains a $20 million Canadian dollar line of credit with the Bank of America Canada. The maximum outstanding during 2000 was $9.0 million Canadian dollars, at an average rate of 6.72%. Outstanding at September 30, 2000 was $9.0 million Canadian dollars, or $6.0 million U.S. dollars.

LONG-TERM DEBT
Long-term debt at September 30 consisted of the following:


Dollars in thousands                                                              2000         1999
--------------------------------------------------------------------------------------------------------
9.52% senior notes payable to insurance companies
in annual installments from 1995 to 2005                                        $22,726      $27,272

Variable rate Industrial Development Revenue Bond
with Coweta County, Georgia                                                       3,800        3,800

6.66% RMB loan from the Agricultural Bank of China,
supported by a Bank of America letter of credit                                   7,732        9,678

6.56% RMB loan from the Shanghai Pudong Development Bank,
supported by a Bank One letter of credit                                         11,598            -

6.74% RMB loan from Bank of America Shanghai                                      1,932            -

6.66% RMB loan from the Agricultural Bank of China,
supported by a Bank One letter of credit                                         19,330            -

Variable rate loan from BBA Creditanstalt Bank Limited                            8,800        8,800

12.00% loan agreement with Banco Nacional De
Desenvolvimento Economico E Social                                                3,223        4,477

Other                                                                             1,917        2,938

Less: Current Portion                                                            15,215        8,205
                                                                            ------------ ------------

Total Long-Term Debt                                                            $65,843      $48,760
                                                                            ============ ============

Under the terms of the loan agreements, the company has agreed to maintain certain levels of working capital and net worth. At September 30, 2000, all these requirements have been met.

The principal amounts of long-term debt maturing after September 30, 2000 are:


Dollars in thousands          2001        2002         2003         2004       2005    Thereafter
--------------------------------------------------------------------------------------------------
                            $15,215      $25,613      $26,519      $4,750     $8,551      $410

Cash payments for interest on all borrowings were $8,128,000, $5,091,000 and $7,146,000 in 2000, 1999 and 1998, respectively.

The carrying amount of long-term debt as of September 30, 2000 approximates fair value. The fair value was determined by discounting the future cash outflows based upon the current market rates for instruments with a similar risk and term to maturity.

RESTRUCTURING
In March 1999, the company initiated a plan to restructure the manufacturing operations of its towers and wireless accessories businesses, phaseout of its AVS small aperture earth station product line and divest itself of its SciComm government electronics business.

In connection with these restructuring activities, the company planned to terminate approximately 600 employees and 280 temporary/contract workers. Estimated employee termination costs of $5.2 million were accrued in the second quarter of 1999. In addition to termination costs, these restructuring charges included a goodwill write-off of $14.1 million, long-term lease commitments of $3.5 million and inventory, equipment and other asset write-downs of $13.9 million. Of the total $36.7 million employee termination and exit costs recognized, $6.9 million was classified as Cost of Sales and $29.8 million as Restructuring in the Operating Expense section of the income statement. On an after-tax basis, restructuring charges were $28.1 million, or $0.34 per share.

Actual costs charged against the restructuring reserve in 1999 were $24.6 million, including termination costs of $2.8 million paid to 424 terminated employees, a $14.1 million goodwill write-off, and inventory and other asset write-downs of $7.4 million.

The company completed its restructuring efforts in 2000. Actual costs charged against the restructuring reserve in 2000 were $12.1 million. This included termination costs of $1.6 million paid to 281 terminated employees; inventory, equipment and other asset write-offs of $10.0 million; and lease payments of $0.5 million.

INCOME TAXES
The composition of the provision for income taxes follows:

                                                            Year Ended September 30
                                                            -----------------------
Dollars in thousands                                     2000         1999         1998
----------------------------------------------------------------------------------------
Currently Payable:
Federal                                               $  6,336     $  2,554     $ 24,539
Non-United States                                       19,085       15,553       17,043
State                                                    2,782          933        4,708
                                                  ------------- ------------ ------------

                                                        28,203       19,040       46,290
Deferred (Credit):
Federal and State                                        9,019          384        7,091
Non-United States                                          237        (673)          116
                                                  ------------- ------------ ------------

                                                         9,256        (289)        7,207
                                                  ------------- ------------ ------------

                                                      $ 37,459     $ 18,751     $ 53,497
                                                  ============= ============ ============

Income Taxes Paid                                     $ 25,522     $ 29,411     $ 56,162
                                                  ============= ============ ============

Components of Income Before Income Taxes:
United States                                         $ 35,963     $(8,078)     $ 97,909
Non-United States                                       81,097       57,256       59,435
                                                  ------------- ------------ ------------
                                                      $117,060     $ 49,178     $157,344
                                                  ============= ============ ============

The company's effective income tax rate varied from the statutory United States federal income tax rate because of the following:

                                                              Year Ended September 30
                                                              -----------------------
                                                            2000         1999         1998
                                                       ------------- ------------ ------------
Statutory United States federal tax rate                      35.0%        35.0%        35.0%
Foreign Sales Corporation (FSC)                               (1.3)        (4.2)        (2.0)
State income taxes, net of federal tax effect                  1.5          1.3          2.2
Net tax effect of restructuring                                  -          6.1            -
Foreign tax rate differential                                 (4.4)        (4.3)        (1.0)
Other items                                                    1.2          4.2         (0.2)
                                                       ------------- ------------ ------------

Effective Tax Rate                                            32.0%        38.1%        34.0%


The tax effect of temporary differences has given rise to gross deferred tax assets of $12,936,000 in 2000 and $16,980,000 in 1999, primarily due to accrued expenses and inventory. The tax effect of temporary differences has created gross deferred tax liabilities of $27,771,000 in 2000 and $22,779,000 in 1999, primarily due to depreciation. The company has not recorded valuation allowances for deferred tax assets in 2000 or 1999, because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

The increase in the effective tax rate for the year ended September 30, 1999 was attributable to the inclusion of non-deductible goodwill in the restructuring charges recognized during the year. Excluding the impact of the restructuring charges, the effective tax rate for the year ended September 30, 1999 was 32.0%, as compared to an effective tax rate of 34.0% for the year ended September 30, 1998.

No provision has been made for income taxes of approximately $21,925,000 at September 30, 2000, which would be payable should all undistributed net income of subsidiaries located outside the United States be distributed as dividends. The company plans to continue its non-United States operations, and anticipates the ability to use tax planning opportunities to reduce the tax liability if any dividends are declared or paid from these operations.

STOCKHOLDERS' EQUITY
COMMON STOCK
The company has authorized 400,000,000 shares of common stock with a par value of $.01 per share. As of September 30, 2000, 81,242,109 shares of common stock were outstanding. Each outstanding common share has attached to it a one Share Purchase Right that, until exercisable, cannot be transferred apart from the company's common stock. The Rights will become exercisable only if a person or group acquires 15% or more of the company's common stock or announces an offer to acquire 15% or more of the company's common stock. In the event the Rights become exercisable, each Right may entitle the holder to purchase common stock of either the surviving or acquired company at one-half its market price.

During the third quarter of fiscal year 1997, the company implemented a stock buy-back program. The company's Board of Directors has authorized the company to repurchase up to 15 million common shares. The company repurchased 5,472,732 shares of common stock at a cost of $105,405,000 in 1998, 2,967,700 shares at a cost of $50,512,000 in 1999 and 1,800,000 shares at a cost of $24,630,000 in
2000. The company has repurchased a total of 11,785,432 shares, at a total cost of $222,175,000, under the stock buy-back program since 1997. The common shares repurchased under this program may be used to meet employee compensation needs or used in future acquisitions.

Common stock issued and outstanding and held in treasury is summarized in the table below:

                                                          Year Ended September 30
                                                          -----------------------
                                                    2000           1999            1998
                                               --------------- -------------- ---------------
SHARES OF COMMON STOCK--ISSUED
Balance at End of Year                            102,718,210    102,718,210     102,718,210
                                               --------------- -------------- ---------------

SHARES OF COMMON STOCK--HELD IN TREASURY
Balance at beginning of year                       20,527,072     18,210,250      13,060,876
Stock repurchase                                    1,800,000      2,967,700       5,472,732
Stock purchase, option and other plans               (850,971)      (650,878)       (323,358)
                                               --------------- -------------- ---------------

Balance at End of Year                             21,476,101     20,527,072      18,210,250
                                               =============== ============== ===============

As of September 30, 2000, 7,785,994 shares of common stock were reserved for the various stock plans described on the following pages.

STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method described in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB No. 25, compensation expense is measured as the excess of market price over the price the employee must pay to acquire the stock on the grant date. All options are granted by the company at market price and, as a result, no compensation expense is recorded.

The company currently maintains a long-term Management Incentive Program (MIP), which provides for the issuance of up to 9,112,500 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. On February 8, 2000, the company's shareholders ratified a new long-term MIP that provides for the issuance of up to 4,000,000 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Options under these plans vest over a four-year period and expire ten years after the grant date. In fiscal year 2000, there were 971,600 options granted under these plans.

The company also maintained a Stock Option Plan for Non-Employee Directors that provided for the issuance of up to 1,012,500 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 1998, this plan was terminated due to an insufficient number of shares available for new grants. On February 10, 1998, the company's shareholders ratified a new Stock Option Plan for Non-Employee Directors that provides for the issuance of up to 400,000 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 2000, there were 84,000 options granted under this plan.

The company also has an Employee Stock Purchase Plan (ESPP) that was amended and restated on November 12, 1998 and expires on February 1, 2009. All U.S. and certain non-U.S. employees with six months of service as of the annual offering date are eligible to participate in this plan. The plan authorizes up to 1,096,970 shares of common stock to be sold to employees at 85% of market value. All shares issued under this plan are restricted and cannot be sold for one year following the date of purchase. In fiscal year 2000, there were 69,210 shares purchased by employees under the plan.

Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if the company had accounted for its stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998, respectively: a risk-free interest rate of 5.68%, 5.98% and 4.39%; a dividend yield of 0%; a volatility factor of .499, .490 and .477; and a weighted average expected life of the options of six years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The company's pro forma information follows:

                                                                Year Ended September 30
Dollars in thousands, except per share amounts               2000         1999         1998
---------------------------------------------------------------------------------------------
Pro forma net income                                        $74,373      $26,161      $99,891
Pro forma net income per share
   Basic                                                       0.92         0.32         1.14
   Diluted                                                  $  0.91      $  0.32      $  1.13
                                                       ============ ============ ============

The effects on pro forma disclosures of applying Statement No. 123 are not likely to be representative of the effects of such disclosures in future years. Because Statement No. 123 is applicable only to options granted subsequent to September 30, 1995, the pro forma effect is not fully reflected in fiscal years 2000, 1999 and 1998.

A summary of the company's stock option activity and related information follows:

                                                    Year Ended September 30
                                                    -----------------------
                                                   2000         1999         1998
                                             ------------- ------------ ------------
Outstanding at beginning of year                3,489,140    2,911,831    2,648,033
Granted                                         1,055,600    1,014,480      659,150
Expired or canceled                              (148,600)    (229,748)    (136,098)
Exercised                                        (676,982)    (207,423)    (259,254)
                                             ------------- ------------ ------------

Outstanding at End of Year                      3,719,158    3,489,140    2,911,831
                                             ============= ============ ============

Exercisable at End of Year                      1,595,017    1,604,529    1,232,536

Weighted Average Exercise Price
Outstanding at beginning of year                   $20.99       $21.81       $20.26
Granted                                             23.76        17.13        23.69
Expired or canceled                                 22.94        24.89        27.01
Exercised                                           16.71         9.15         8.12
Outstanding at end of year                          22.48        20.99        21.81
Exercisable at end of year                         $22.57       $20.14       $17.26
                                             ============= ============ ============

The weighted average fair value of options granted during fiscal years 2000, 1999 and 1998 was $12.22, $8.63 and $12.93 per share, respectively. The weighted average life of options outstanding as of September 30, 2000 was 7.26 years. The range of exercise prices for options outstanding at September 30, 2000 was $2.71 to $38.17.


Range of Exercise Prices   $2.71-$9.58  $12.38-$15.56  $16.00-$18.19  $19.33-$24.50  $27.19-$38.17    Total
-------------------------------------------------------------------------------------------------------------
Outstanding Options            202,817       234,887       842,049      1,798,793        640,612    3,719,158
Exercisable Options            202,817       117,512       266,581        569,427        438,680    1,595,017
Weighted Average
Exercise Price                $   7.63      $  14.13      $  17.50     $    22.82       $  35.83   $    22.48
Average Life                      2.95          5.92          7.64           8.03           6.44         7.26


SEGMENT AND GEOGRAPHIC INFORMATION
The company manages its business as one operating segment. This segment serves commercial markets, including coaxial cable, terrestrial microwave systems, wireless accessories and other products and services. The company sells to a wide range of customers in these markets; no single customer makes up 10% or more of the company's total revenue. Principal financial data by major product group and geographic selling location is as follows:

                                                                 Year Ended September 30
                                                                 -----------------------
Dollars in thousands                                       2000          1999           1998
                                                      ------------- ------------- --------------
Product Sales:
Coaxial Cable                                           $  564,394      $418,496       $486,788
Terrestrial Microwave Systems and Millimeter Wave          156,374       150,795        148,614
Wireless Accessories                                        64,698        52,665         59,601
Other Antennas and Support Products                        233,708       169,804        157,912
                                                      ------------- ------------- --------------

Total Product Sales                                     $1,019,174      $791,760       $852,915
                                                      ------------- ------------- --------------

Sales:
United States--Domestic                                 $  506,656      $382,557       $432,539
United States--Export                                       67,196        61,843         97,738
Europe, Africa and Middle East                             189,626       184,575        175,021
China                                                       64,636        20,220          4,171
Other Asia-Pacific                                          76,760        57,423         55,611
Other Americas                                             114,300        85,142         87,835
                                                      ------------- ------------- --------------

Total Sales                                             $1,019,174      $791,760       $852,915
                                                      ------------- ------------- --------------

Assets Identifiable to:
United States                                           $  475,245      $410,783       $411,545
Europe, Africa and Middle East                             138,288       129,519        144,137
China                                                       86,375        37,213         21,716
Other Asia-Pacific                                          45,969        26,632         30,284
Other Americas                                              71,320        61,943         75,221
                                                      ------------- ------------- --------------

Consolidated Assets                                     $  817,197      $666,090       $682,903
                                                      ============= ============= ==============

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Due to variability of shipments under large contracts, customers' seasonal installation considerations, variations in product mix and in profitability of individual orders, the company can experience wide quarterly fluctuations in net sales and income. Consequently, it is more meaningful to focus on annual rather than quarterly results.


Dollars in thousands, except per share amounts       December       March        June      September      Total
-------------------------------------------------------------------------------------------------------------------
2000:
Sales                                                $233,568     $242,663     $259,214     $283,729    $1,019,174
Gross profit                                           76,044       77,975       85,146       92,838       332,003
Income before income taxes                             24,654       25,441       30,742       36,223       117,060
Net income                                             16,766       17,300       20,905       24,630        79,601
Basic and diluted net income per share                   0.21         0.21         0.26         0.30          0.98

Common Stock Closing Price:
High                                                    18.94        29.81        41.00        33.88
Low                                                     11.25        18.00        21.31        24.56
                                                 ------------- ------------ ------------ ------------ -------------

1999:
Sales                                                $218,573     $172,006     $186,079     $215,102    $  791,760
Gross profit                                           79,532       45,166*      59,131       67,856       251,685*
Income before income taxes                             35,122      (25,725)*     20,043       19,738        49,178*
Net income                                             23,181      (20,849)*     14,735       13,360        30,427*
Basic and diluted net income per share                   0.28        (0.25)*       0.18         0.16          0.37*

Common Stock Closing Price:
High                                                    18.50        20.56        19.06        22.06
Low                                                     11.31        11.13        11.56        16.31
-------------------------------------------------------------------------------------------------------------------

*Includes restructuring charges of $6,888 in gross profit, $36,706 pre-tax, $28,120 after-tax, $0.34 per share.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Andrew Corporation

We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles, generally accepted in the United States.

/s/ Ernst & Young LLP

Chicago, Illinois
October 20, 2000

ELEVEN YEAR FINANCIAL SUMMARY


Dollars in thousands, except per share amounts                  2000       1999       1998       1997       1996       1995
Operations(1),(2)
Sales                                                     $1,019,174   $791,760  $ 852,915   $869,475   $766,007   $624,743
Gross profit                                                 332,003    251,685    330,919    355,666    320,486    264,013
Operating income                                             128,110     47,911    159,796    163,793    151,304    116,803
Other (income) expense                                        11,050     (1,267)     2,452     (1,989)     4,738      4,362
Income from continuing operations before taxes               117,060     49,178    157,344    165,782    146,566    112,441
Income from continuing operations                             79,601     30,427    103,847    107,758     93,802     71,854
Discontinued Operations:
    Loss (income) from operations of network business,
       net of taxes                                                -          -          -      3,330      3,405      1,899
    Loss on disposal of network business, net of taxes             -          -          -     16,086          -          -
Net income                                                    79,601     30,427    103,847     88,342     90,397     69,955
Basic income from continuing operations per share               0.98       0.37       1.18       1.18       1.04       0.81
Diluted income from continuing operations per share             0.98       0.37       1.18       1.18       1.03       0.80
Basic net income per share                                      0.98       0.37       1.18       0.97       1.00       0.78
Diluted net income per share                                    0.98       0.37       1.18       0.97       0.99       0.78
                                                        ------------- ---------- ---------- ---------- ---------- ----------

Financial Position
Working capital                                              350,658    303,853    320,117    332,721    284,602    227,164
Total assets                                                 817,197    666,090    682,903    691,154    631,229    505,114
Long-term debt                                                65,843     48,760     38,031     35,693     40,423     45,255
Stockholders' equity                                         542,945    484,010    508,778    509,123    456,214    357,191
                                                        ------------- ---------- ---------- ---------- ---------- ----------

Cash Flow
From operations                                               49,974     72,835    149,852    151,680     66,796     55,816
Used in investing activities                                 (95,364)   (70,074)   (64,117)   (61,427)   (78,683)   (55,367)
From (used for) financing activities                          55,386    (44,655)  (100,361)   (25,499)    (1,972)     4,570
Cash and equivalents                                      $   44,865   $ 38,287  $  78,395   $ 93,823   $ 31,295   $ 46,064
                                                        ------------- ---------- ---------- ---------- ---------- ----------

Ratios and Other Data
Current ratio
Return on Sales:                                                 3.0        3.8        3.7        3.6        3.4        3.4
    Income from continuing operations                            7.8%       3.8%      12.2%      12.4%      12.2%      11.5%
    Net income                                                   7.8%       3.8%      12.2%      10.2%      11.8%      11.2%
Return on average assets                                        10.7%       4.5%      15.1%      13.4%      15.9%      15.0%
Return on average stockholders' equity                          15.5%       6.1%      20.4%      18.3%      22.2%      22.1%
                                                        ------------- ---------- ---------- ---------- ---------- ----------

Stockholders' equity per share outstanding                     $6.68      $5.89      $6.02      $5.68      $5.03      $3.97
Foreign exchange gain (loss)                                   1,684     (2,372)    (2,988)     3,433        972     (1,612)
Research and development                                      40,262     29,622     25,810     41,076     29,624     21,041
Additions to property, plant and equipment                    83,542     51,418     58,529     49,144     52,475     48,076
Net assets located outside U.S. at year end                  209,882    258,117    272,661    228,488    220,600    160,700
Orders entered                                             1,040,031    824,252    874,717    864,918    790,621    684,504
Order backlog at year end (under 12 months)                  184,536    170,706    141,847    132,610    152,205    125,446
Order backlog at year end (over 12 months)                    $1,391     $3,276    $12,317     $5,950    $14,756    $18,529
                                                        ------------- ---------- ---------- ---------- ---------- ----------

Number of full-time equivalent employees at year end:
    Outside United States                                      1,822      1,261      1,219      1,185      1,162        763
    Total employees                                            5,799      4,572      4,221      4,227      4,622      3,677
Average basic shares of stock outstanding (thousands)         80,944     82,675     87,941     90,947     90,263     89,177
Average diluted shares of stock outstanding                   81,418     82,813     88,306     91,539     91,033     89,964
(thousands)
Registered stockholders at year end                            3,688      4,365      4,727      4,599      3,242      2,340
                                                        ------------- ---------- ---------- ---------- ---------- ----------

(1) The results of operations for fiscal years 1990 through 1996 have been updated for the disposal of the network products segment in 1997.

(2) The results of operations for fiscal years 1991 through 1995 have been updated for the pooling of interests with The Antenna Company in 1996. All other acquisitions have been included in operations since the date of acquisition.


Dollars in thousands, except per share amounts                      1994       1993       1992       1991       1990
--------------------------------------------------------------------------------------------------------------------
Operations(1),(2)
Sales                                                           $536,025   $394,276   $397,721   $371,590   $325,455
Gross profit                                                     217,796    156,130    144,281    135,550    118,199
Operating income                                                  84,497     51,149     45,591     42,994     35,175
Other (income) expense                                             7,226      3,145      3,904      4,999      4,470
Income from continuing operations before taxes                    77,271     48,004     41,687     37,995     30,705
Income from continuing operations                                 49,360     30,587     26,080     23,390     18,832
Discontinued Operations:
    Loss (income) from operations of network business,
       net of taxes                                                3,593      1,184        (71)     1,456        671
    Loss on disposal of network business, net of taxes                 -          -          -          -          -
Net income                                                        45,767     29,403     26,151     21,934     18,161
Basic income from continuing operations per share                   0.56       0.35       0.27       0.24       0.19
Diluted income from continuing operations per share                 0.55       0.35       0.26       0.23       0.19
Basic net income per share                                          0.52       0.34       0.27       0.22       0.18
Diluted net income per share                                        0.51       0.33       0.27       0.22       0.18
                                                             ------------ ---------- ---------- ---------- ----------

Financial Position
Working capital                                                  171,705    142,675    126,764    151,280    136,068
Total assets                                                     425,326    343,876    318,062    345,261    319,542
Long-term debt                                                    46,092     52,467     54,223     59,928     63,447
Stockholders' equity                                             276,553    221,872    192,956    217,036    198,524
                                                             ------------ ---------- ---------- ---------- ----------

Cash Flow
From operations                                                   52,343     54,911     51,725     32,285     34,602
Used in investing activities                                     (38,692)   (33,295)   (12,113)   (22,903)   (47,900)
From (used for) financing activities                               4,259     (5,938)   (50,764)    (5,508)    18,622
Cash and equivalents                                            $ 40,714   $ 22,001   $  7,763   $ 17,168   $ 13,823
                                                             ------------ ---------- ---------- ---------- ----------

Ratios and Other Data
Current ratio                                                        2.8        3.2        2.9        3.5        3.6
Return on Sales:
    Income from continuing operations                                9.2%       7.8%       6.6%       6.3%       5.8%
    Net income                                                       8.5%       7.5%       6.6%       5.9%       5.6%
Return on average assets                                            11.9%       8.9%       7.9%       6.6%       6.2%
Return on average stockholders' equity                              18.4%      14.2%      12.8%      10.6%       9.5%
                                                             ------------ ---------- ---------- ---------- ----------

Stockholders' equity per share outstanding                      $   3.12   $   2.54   $   2.27   $   2.19   $   2.04
Foreign exchange gain (loss)                                      (1,922)     1,380         41        583       (560)
Research and development                                          20,377     17,118     14,248     14,786     16,621
Additions to property, plant and equipment                        28,471     18,479     18,188     25,124     25,151
Net assets located outside U.S. at year end                      130,900     90,300     65,100     70,400     59,800
Orders entered                                                   532,881    401,284    373,700    374,900    323,000
Order backlog at year end (under 12 months)                       83,884     85,170     82,500    106,700    109,200
Order backlog at year end (over 12 months)                      $    595   $  1,573   $  5,500   $  8,300   $  9,300
                                                             ------------ ---------- ---------- ---------- ----------

Number of full-time equivalent employees at year end:
    Outside United States                                            661        584        596        717        738
    Total employees                                                3,405      3,110      3,144      3,450      3,200
Average basic shares of stock outstanding (thousands)             87,845     86,193     96,981     98,408    100,916
Average diluted shares of stock outstanding (thousands)           89,204     87,831     98,521     99,971    101,647
Registered stockholders at year end                                1,482      1,133      1,057      1,137      1,300
                                                             ------------ ---------- ---------- ---------- ----------

(1) The results of operations for fiscal years 1990 through 1996 have been updated for the disposal of the network products segment in 1997.

(2) The results of operations for fiscal years 1991 through 1995 have been updated for the pooling of interests with The Antenna Company in 1996. All other acquisitions have been included in operations since the date of acquisition.

                                   APPENDIX A

PAGE WHERE
GRAPHIC IMAGE
APPEARS               DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL

Page 18 of annual report          Bar Graph of Net Sales (Dollars in Millions)
                                  Data Points: 1996-$766, 1997-$869, 1998-$853,
                                  1999-$792, 2000-$1,019

                                  Gross Profit (Dollars in Millions)
                                  Data Points: 1996-$320, 1997-$356, 1998-$331,
                                  1999-$252, 2000-$332

                                  Operating Expenses (Dollars in Millions)
                                  Data Points: 1996-$169, 1997-$192, 1998-$171,
                                  1999-$204, 2000-$204