Form 10-K405, Exhibit 13
period 2001-09-30
ANDREW CORP
filed 2001-12-21
CIK 317093

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

Results of Operations

    In fiscal year 2001, the company made good progress on many fronts, against a backdrop of reduced telecommunications equipment spending and worldwide economic uncertainty. Due to the strength of the first quarter, the company set records for sales and orders. The company achieved gains in market share and increased its addressed markets through both acquisitions and internally developed products. The company's global presence and manufacturing capabilities softened the impact of economic uncertainty experienced in many regions. The company continued to see strong growth in the Asian market. Sales in China continued to grow substantially, more than doubling for the fourth consecutive year. The company continued to improve its already strong balance sheet and generated a record $160.2 million of cash flow from operations. While progress was made in many areas, the company's markets did not grow as anticipated. Pricing pressure and additional investments in research and development combined with the slower growth caused net income to decline 22.6% to $61.6 million. The company is confident about the long-term positive outlook for its major markets and believes it is well positioned to benefit from the many opportunities it is pursuing.

    Sales in 2001 increased $15.0 million, or 1.4%, to $1.049 billion. U.S. sales accounted for half of 2001's total sales and increased $3.4 million, or 0.7%, while international sales increased $11.6 million, or 2.2%. The company's sales in most of its major geographic markets were down or flat compared to fiscal year 2000, with the exception of the Asia-Pacific region, which grew 50%. Sales in 2000 increased $230.2 million, or 28.6%, to $1.034 billion. U.S. sales accounted for half of 2000's total sales and increased $124.6 million, or 31.8%, and international sales increased $105.6 million, or 25.6%. The company saw sales increase across every market in 2000, with the largest increases in the U.S., Asia and Latin America.

Sales by Market

Dollars in millions	2001	%	2000	%	1999	%
Wireless Infrastructure	$781	74%	$739	72%	$543	67%
Fixed-Line Telecommunications	100	10%	139	13%	111	14%
Broadcast and Government	88	8%	90	9%	96	12%
Wireless Accessories	80	8%	66	6%	54	7%

Total Sales	$1,049	100%	$1,034	100%	$804	100%

    The company's sales trends are influenced mostly by the wireless infrastructure market. Sales of wireless infrastructure products grew 5.6% in 2001, driven by strong first quarter sales and growth in China. Wireless infrastructure sales in China grew substantially as wireless service providers invested in infrastructure to support rapid subscriber growth. Other major markets, especially the U.S. and Europe, declined as wireless communication providers cut back on telecommunications equipment spending. The European market remained weak as service providers delayed spending in anticipation of upgrading their networks to 3G technology. In 2000, sales of wireless infrastructure products grew in all major markets, with the most notable growth in the U.S., the Asia-Pacific region and Latin America. U.S. wireless infrastructure sales increased significantly in 2000 due to wireless operators resuming their spending on new cell sites. Spending had decreased in 1999, as wireless communications providers focused their spending on upgrading existing cell sites. Wireless infrastructure sales improved dramatically in Latin America during 2000. This was due principally to an improvement in the Brazilian economy from 1999, the opening of a new distribution center in Mexico and new PCS operators in Argentina. While the European market was the only market that showed significant growth in 1999, European sales increased only modestly in 2000 due to pricing pressure and weaker currencies.

    Sales to the fixed-line telecommunications networks market decreased 27.7% in 2001, versus a 25.6% increase in 2000. The decline in 2001 and the increase in 2000 were driven mainly by equipment shelter sales to U.S. fiber optic network providers, whose spending decreased significantly in 2001 following two years of rapid growth. Also contributing to the decline in 2001 was a decrease in LMDS/MMDS antenna system sales to competitive access and Internet service providers, which saw substantial growth in 2000.

    Sales to broadcast, government and other markets continued to decline, falling 2.2% in 2001 and 6.3% in 2000. Sales to the government market declined as a result of the company's divestiture of its SciComm government electronics business. Sales of broadcast antennas increased in 2001, driven by spending on new digital TV systems in the U.S.

    Wireless accessories continued to show strong growth with sales increasing 21.4% in 2001 and 22.2% in 2000. New product sales to the automotive market and new hands-free kit solutions for mobile phones have driven this increase over the last two years. Much of this growth is attributable to the telematics or automotive market. The company has seen substantial growth in sales of mobile antennas, GPS products and cable assemblies to automakers such as General Motors for its OnStar® program and Ford for its RESCU™ program.

Product Sales

Dollars in millions	2001	%	2000	%	1999	%
Coaxial Cable, Connectors, Assemblies and Accessories	$577	55%	$570	55%	$424	53%
Terrestrial Microwave Antenna Systems	160	15%	158	15%	152	19%
Other Antennas and Support Products	232	22%	240	23%	174	22%
Wireless Accessories	80	8%	66	7%	54	6%

Total Sales	$1,049	100%	$1,034	100%	$804	100%

    From a product standpoint in 2001, coaxial cable, connectors, assemblies and accessories increased 1.3%. Cable sales were impacted by pricing pressure and slower wireless equipment spending, especially in the last six months of the year. Actual cable unit volume increased approximately 11%, but due to pricing pressure, sales increased only 1.4%. The only market to see substantial gains in cable sales in 2001 was China. Terrestrial microwave antenna products were up 1.2%, with declines in Europe offset by higher sales in the U.S., Asia and Latin America. Other antennas and support products declined 3.4%, driven by a decrease in equipment shelters and LMDS/MMDS antennas. This was somewhat offset by significant growth in new product sales such as power amplifiers, base station antennas and distributed communication systems.

    From a product standpoint in 2000, coaxial cable, connectors, assemblies and accessories increased 34.7%, driven by strong growth in the wireless infrastructure market. Terrestrial microwave sales increased 3.8% as a result of strong sales in Latin America. Other antennas and support products increased 37.3%, due mostly to growth in equipment shelter sales to U.S. fiber optic network providers and base station antenna sales to the wireless infrastructure market.

    Gross margin as a percentage of sales was 30.3% in 2001, 32.1% in 2000 and 31.3% in 1999. Competitive market conditions caused the company to continue to lower prices on many of its cable products. Average cable prices decreased about 14% during 2001, causing the gross margin rate to decline approximately seven percentage points. These price reductions were offset largely by productivity gains due to higher production volumes and cost reduction efforts. Product mix had a slight negative impact on gross margin in 2001 as sales growth of lower margin products such as wireless accessories increased more than other higher margin products. Included in gross margin for 1999 is $6.9 million of the $36.7 million pre-tax restructuring charges. Excluding restructuring charges, gross margin as a percentage of sales was 32.2% in 1999.

    Research and development expense increased $7.5 million, or 18.7%, in 2001 and $10.6 million, or 35.9%, in 2000. Research and development expense was 4.6% of sales in 2001, 3.9% in 2000 and 3.7% in 1999. The company continues to focus on the development of new products for existing and new markets. Major research and development efforts have been centered on power amplifiers, base station antennas, repeaters and satellite antenna systems for broadcast applications.

    Sales and administrative expense increased $8.2 million, or 5.0%, in 2001 and increased $19.3 million, or 13.4%, in 2000. Sales and administrative expense was 16.4% of sales in 2001, 15.8% of sales in 2000 and 18.0% in 1999. Marketing-related expense increased 5.6%, or $4.2 million, in 2001 and 15.2%, or $9.9 million, in 2000. This increase was due to higher sales volumes and increased marketing activity. Administrative expense increased 4.5%, or $4.0 million, in 2001 and 11.9%, or $9.4 million, in 2000. The increase in administrative expense in 2001 was driven mainly by higher management information systems costs. The growth in administrative expense in 2000 was driven mainly by increases in incentive bonuses, profit sharing, management information systems and goodwill amortization relating to the Chesapeake Microwave Technologies Inc. (CMTI) and Conifer Corporation acquisitions.

    Other income and expense resulted in an expense of $7.2 million in 2001 and $11.0 million in 2000, and income of $1.3 million in 1999. Interest expense was $7.4 million in 2001, $8.9 million in 2000 and $5.3 million in 1999. The increase in interest expense in 2000 was due mostly to an increase in short-term borrowing to fund the increase in sales experienced in 2000. Interest income was $2.6 million in 2001, $2.1 million in 2000 and $10.2 million in 1999. Interest income for 1999 was higher than 2001 and 2000, due mainly to interest earned on loans to the company's joint telecommunications ventures in Russia. Other expense, net was $2.4 million in 2001, $4.3 million in 2000 and $3.6 million in 1999. Other expense consists mainly of foreign exchange gains and losses, minority interest and the company's equity in losses from its telecommunication ventures. In 2001, an increase in foreign exchange losses was offset by a decrease in minority interest and a decrease in equity in losses from the company's telecommunications ventures.

    Income taxes were 32.0% of pre-tax income in 2001 and 2000, and 38.1% in 1999. The higher effective tax rate in 1999 was due to the write-off of $14.1 million of non-deductible goodwill as part of the restructuring charges recognized during 1999. Excluding the impact of the non-deductible goodwill, the effective tax rate for 1999 was 32.0%.

Liquidity

    Cash and cash equivalents were $112.4 million in 2001, $44.9 million in 2000 and $38.3 million in 1999. Working capital was $376.1 million in 2001, $350.7 million in 2000 and $303.9 million in 1999. Management believes the current level of working capital will be adequate to meet the company's liquidity needs related to normal operations.

    Net cash from operations was $160.2 million in 2001, $50.0 million in 2000 and $72.8 million in 1999. Improved collection on receivables and improved inventory and payables management combined with lower sales growth enabled the company to achieve a record level of cash flow from operations.

    During 2001, the company generated $160.2 million in cash flow from operations, principally from net income of $61.6 million, which included non-cash charges of $54.4 million for depreciation and amortization. Cash flow was also generated by decreases in accounts receivable of $18.8 million and inventories of $9.7 million, and by growth in accounts payable and other liabilities of $12.7 million. The company made significant progress in improving its collection efforts. Days sales in billed receivables improved from 80 days at the end of 2000 to 76 days at the end of 2001. During 2000, the company generated $50.0 million in cash from operations, principally from net income of $79.6 million, which included non-cash charges of $47.7 million for depreciation and amortization. This was offset by higher accounts receivable and inventory levels due to the significant growth in sales experienced in 2000. Days sales in billed receivables remained constant at 80 days for 2000 and 1999.

    Net cash used for investing activities was $79.1 million in 2001, $95.4 million in 2000 and $70.1 million in 1999. Net cash used for investing activities is driven mainly by the company's capital expenditures, or investment in property, plant and equipment. Capital expenditures decreased 13.7% or $11.5 million in 2001, to $72.1 million. While the company has continued to invest in its manufacturing facilities in China, Brazil and the U.K., the decrease was due mainly to lower spending on management information systems. In 2000, capital expenditures were focused primarily on expanding cable production capacity in the U.S., China, Brazil and the U.K. The company also expanded its shelter production capacity and upgraded some of its facilities in Texas. Capital expenditures for the company's management information systems increased $6.0 million in 2000. Capital expenditures were $51.4 million in 1999, which included a $7.0 million increase in capital expenditures related to the company's management information systems.

    During 2001, the company spent $21.4 million on acquisitions. In January 2001, the remaining 30% minority interest in the company's Brazilian operations was purchased for $7.0 million. The $7.0 million purchase price consists of a $6.0 million cash payment and $1.0 million payable within a year of the purchase. In July 2001, the company acquired selected assets and intellectual property of Deltec Telesystems International, Ltd. of Wellington, New Zealand, for $7.1 million. In August 2001, the company acquired Micro Pulse Inc., a Camarillo, California-based global manufacturer of wireless and GPS antennas, for $6.5 million. During 2001, the company made deferred payments of $1.3 million for the 1999 CMTI acquisition and $0.5 million as part of the 2000 acquisition of Conifer Corporation.

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

    During 1999, the company spent $15.1 million on acquisitions. In March 1999, the company acquired Passive Power Products, Inc., a Maine-based supplier of radio frequency (RF) products to the broadcast market for $4.3 million. In September 1999, the company acquired the stock of CMTI, a Glen Rock, Pennsylvania, company that designs and develops RF and microwave amplifiers and assemblies, for $8.6 million. In February 1999, the company purchased the remaining 20% interest in the South African Satcom Group of companies for $1.2 million.

    The company's investments in and advances to its telecommunication joint ventures decreased $13.6 million in 2001 and $4.1 million in 2000, and increased $4.3 million in 1999. The company currently has an investment of $37.1 million in nine joint ventures that are engaged in communication and data transmission in Russia, the Ukraine and Mexico. The decrease in 2001 was due mainly to the joint ventures refinancing advances from the company with bank loans guaranteed by the company. On November 5, 2001, the company reached a definitive agreement with Group Menatep, a Russian financial holding company, to sell the company's interest in the joint ventures in Russia. The company and Group Menatep expect to complete this transaction as soon as the necessary regulatory approvals have been received.

    Net cash used for financing activities was $16.1 million in 2001, due primarily to the repayment of $14.2 million of long-term debt and $3.9 million of notes payable. In 2000, the company generated $55.4 million from financing activities, due mostly to an increase in notes payable and long-term debt. In 1999, the company used $44.7 million for financing activities, due mainly to the repurchase of $50.5 million of treasury stock.

    In 2000, the company increased its net long-term borrowing by $23.1 million. This resulted mainly from an increase in borrowing in China and a decrease in long-term borrowing in the U.S. The company's China operations increased its debt by $30.9 million in Chinese Renminbi denominated debt. This new debt was used to finance expansion and to hedge the company's assets in China. At the end of 2001, the company had $40.6 million in Renminbi denominated debt outstanding in China, with maturity dates ranging from 2002 to 2003.

    In 2000, the company increased its net short-term borrowings, mostly under its line of credit agreement with Bank of America, by $42.8 million. This $42.8 million of notes payable was used primarily to finance short-term working capital needs in 2000. In 2001, borrowing under this line of credit agreement was used primarily to hedge against exposures in various foreign currencies. The majority of the outstanding notes payable in 2001 were denominated in Swiss francs and were used as a net investment hedge to protect the economic value of short-term Swiss franc investments held by the company's Swiss operations. In 2000, the company's Canadian operations opened a Canadian dollar revolving line of credit with Bank of America Canada to meet short-term working capital needs and to hedge Canadian dollar assets. The company borrowed $6.0 million under this line of credit in 2000 and had $5.1 million outstanding at the end of 2001.

    The company receives cash from the sale of stock under employee and director option plans and the employee stock purchase plan. Under these plans, the company generated $2.0 million in 2001, $14.2 million in 2000 and $3.1 million in 1999.

    In 1997, the company implemented a stock buy-back program. The company's Board of Directors has authorized the company to repurchase up to 15.0 million shares under this program. The company repurchased 1.8 million shares at a cost of $24.6 million in 2000 and 3.0 million shares at a cost of $50.5 million in 1999. The company has repurchased a total of 11.8 million shares at a total cost of $222.2 million under this stock buy-back program since the plan was implemented in 1997. Shares repurchased under this program will be held for potential future acquisitions and to meet employee compensation needs. Although the company has never paid cash dividends, the Board of Directors periodically reviews this practice and, to date, has elected to retain earnings in the business to finance future investments and operations.

Risk Factors

    Safe Harbor for Forward-Looking Statements.  We have made forward-looking statements in this annual report including in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements." In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the company. Although we have based these statements on the beliefs and assumptions of our management and on information currently available to them, they are subject to risks and uncertainties. We wish to ensure that such statements are accompanied by meaningful cautionary statements, so as to obtain the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, such statements are qualified by reference to the discussion below of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements.

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

    Fluctuations in Operating Results.  Historically, our quarterly and annual sales and operating results have fluctuated. We expect fluctuations to continue in the future. In addition to general economic and political conditions, the following factors affect our sales: timing of significant customer orders, inability to forecast future sales due to our just-in-time supply approach, changes in competitive pricing and wide variations in profitability by product line. Since our quarterly and annual sales and operating results vary, we believe that period-to-period comparisons are not necessarily meaningful and such comparisons should not be relied on as indicators of our future performance.

    Economic Conditions.  The company's results of operation are directly impacted by the general economy. While the company is optimistic about the long-term prospects of its markets, these markets are significantly impacted by the general economy.

    Customer Financing and Spending Patterns.  Demand for the company's products is influenced by customer spending patterns and their ability to obtain financing. Fluctuations and temporary slowdowns in the company's sales trends are impacted by customer spending on non-Andrew-provided infrastructure such as upgrades and conversions to 3G and digital technology, and spending on switching equipment. Customer spending on new radio spectrum licenses, such as 3G licenses, may cause fluctuations in sales of the company's wireless infrastructure products.

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

Consolidated Statements of Income

	Year Ended September 30
Dollars in thousands, except per share amounts
	2001	2000	1999
Sales	$1,049,495	$1,034,505	$804,302
Cost of products sold	732,010	702,502	552,617

Gross Profit	317,485	332,003	251,685
Operating Expenses
Research and development	47,796	40,262	29,622
Sales and administrative	171,858	163,631	144,335
Restructuring	—	—	29,817

	219,654	203,893	203,774

Operating Income	97,831	128,110	47,911
Other
Interest expense	7,413	8,862	5,329
Interest income	(2,645)	(2,083)	(10,198)
Other expense, net	2,442	4,271	3,602

	7,210	11,050	(1,267)

Income Before Income Taxes	90,621	117,060	49,178
Income taxes	28,999	37,459	18,751

Net Income	61,622	79,601	30,427

Basic and Diluted Net Income per Average Share of Common Stock Outstanding	$0.76	$0.98	$0.37

Average Basic Shares Outstanding	81,382	80,944	82,675
Average Diluted Shares Outstanding	81,542	81,418	82,813

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	September 30
Dollars in thousands
	2001	2000
Assets
Current Assets
Cash and cash equivalents	$112,442	$44,865
Accounts receivable, less allowances (2001—$4,224; 2000—$2,983)	243,642	263,016
Inventories
Finished products	69,751	77,082
Materials and work in process	122,154	127,086

	191,905	204,168
Miscellaneous current assets	7,521	12,632

Total Current Assets	555,510	524,681
Other Assets
Costs in excess of net assets of businesses acquired less accumulated amortization (2001—$12,062; 2000—$8,625)	41,870	37,799
Investments in and advances to affiliates	37,085	51,759
Other assets	8,735	7,698
Property, Plant and Equipment
Land and land improvements	21,571	19,291
Buildings	104,136	95,510
Equipment	414,595	370,286
Allowances for depreciation	(325,770)	(289,827)

	214,532	195,260

Total Assets	$857,732	$817,197

Liabilities and Stockholders' Equity
Current Liabilities
Notes payable	$44,109	$45,771
Accounts Payable	59,225	58,538
Accrued expenses and other liabilities	25,080	18,557
Compensation and related expenses	25,468	30,303
Income taxes	—	5,639
Current portion of long-term debt	25,546	15,215

Total Current Liabilities	179,428	174,023
Deferred Liabilities	37,433	25,132
Long-Term Debt, less current portion	39,905	65,843
Minority Interest	316	9,254
Stockholders' Equity
Common stock (par value, $.01 per share: 400,000,000 shares authorized; 102,718,210 shares issued, including treasury)	1,027	1,027
Additional paid-in capital	65,870	64,136
Accumulated other comprehensive income	(44,773)	(35,801)
Retained earnings	822,753	761,131
Treasury stock, at cost (21,187,764 shares in 2001; 21,476,101 shares in 2000)	(244,227)	(247,548)

	600,650	542,945

Total Liabilities and Stockholders' Equity	$857,732	$817,197

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Year Ended September 30
Dollars in thousands
	2001	2000	1999
Cash Flows from Operations
Net Income	$61,622	$79,601	$30,427
Adjustments to Net Income
Restructuring costs	—	2,820	33,580
Depreciation and amortization	54,383	47,668	39,155
Decrease (increase) in accounts receivable	18,805	(72,611)	(25,107)
Decrease (increase) in inventories	9,746	(50,846)	(4,238)
Decrease (increase) in miscellaneous current and other assets	5,176	(566)	(3,756)
Decrease in receivables from affiliates	—	22	4,201
Increase (decrease) in accounts payable and other liabilities	12,725	39,938	(1,303)
Other	(2,240)	3,948	(124)

Net Cash from Operations	160,217	49,974	72,835
Investing Activities
Capital expenditures	(72,065)	(83,542)	(51,418)
Acquisition of businesses, net of cash received	(21,380)	(16,262)	(15,107)
Investments in and advances to affiliates, net	13,651	4,152	(4,308)
Proceeds from sale of property, plant and equipment	724	288	759

Net Cash Used for Investing Activities	(79,070)	(95,364)	(70,074)
Financing Activities
Long-term (payments) borrowings-net	(14,227)	23,054	6,385
Notes payable (payments) borrowings-net	(3,945)	42,761	(3,587)
Stock purchase and option plans	2,053	14,201	3,059
Purchase of treasury stock	—	(24,630)	(50,512)

Net Cash (Used for) from Financing Activities	(16,119)	55,386	(44,655)
Effect of exchange rate changes on cash	2,549	(3,418)	1,786

Increase (Decrease) for the Year	67,577	6,578	(40,108)
Cash and cash equivalents at beginning of year	44,865	38,287	78,395

Cash and Cash Equivalents at End of Year	$112,442	$44,865	$38,287

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Dollars in thousands	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total
Balance at September 30, 1998	$1,027	$53,309	$(7,617)	$651,103	$(189,044)	$508,778
Repurchase of shares					(50,512)	(50,512)
Stock purchase and option plans		2,493			6,962	9,455
Foreign Currency Translation Adjustment			(14,138)			(14,138)
Net Income				30,427		30,427

Comprehensive Income						16,289

Balance at September 30, 1999	$1,027	$55,802	$(21,755)	$681,530	$(232,594)	$484,010
Repurchase of shares					(24,630)	(24,630)
Stock purchase and option plans		8,334			9,676	18,010
Foreign Currency Translation Adjustment			(14,046)			(14,046)
Net Income				79,601		79,601

Comprehensive Income						65,555

Balance at September 30, 2000	$1,027	$64,136	$(35,801)	$761,131	$(247,548)	$542,945
Stock purchase and option plans		1,734			3,321	5,055
Foreign Currency Translation Adjustment			(8,972)			(8,972)
Net Income				61,622		61,622

Comprehensive Income						52,650

Balance at September 30, 2001	$1,027	$65,870	$(44,773)	$822,753	$(244,227)	$600,650

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Principles of consolidation

    The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries in which the company exercises control. All intercompany accounts and transactions have been eliminated.

Cash equivalents

    The company considers all highly liquid investments purchased with maturates of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relative short-term maturity of these investments.

Inventories

    Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 48% of total inventories in 2001 and 55% of total inventories in 2000. The remaining inventories are valued on the first-in, first-out (FIFO) method.

    If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have remained unchanged at September 30, 2001 and September 30, 2000.

Property, plant and equipment

    Property, plant and equipment is recorded at cost. Depreciation is computed using accelerated methods based on estimated useful lives of the assets for both financial reporting and tax purposes. Buildings are depreciated over 10 to 30 years and equipment is depreciated over 3 to 8 years. Depreciation expense was $49.6 million, $43.7 million and $37.1 million for 2001, 2000 and 1999, respectively.

Cost in excess of net assets of businesses acquired

    The company amortizes the cost in excess of net assets of businesses acquired on the straight-line basis over periods ranging from 10 to 40 years. Amortization expense was $4.7 million, $4.0 million and $2.0 million for 2001, 2000 and 1999, respectively. The company will adopt Financial Accounting Standards No. 142 beginning in fiscal year 2002, and will no longer amortize goodwill.

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

Revenue recognition

    Revenue is recognized from sales principally when a product is shipped or a service is performed. Long-term contracts in progress are reviewed monthly, and sales and earnings are adjusted in the current accounting period based on revisions in contract value and estimated costs at completion. Estimated losses on contracts are provided when identified.

Foreign currency translation

    The functional currency for the company's foreign operations is predominantly the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average monthly exchange rates for revenue and expense accounts. Adjustments resulting from translation are included in accumulated other comprehensive income, a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income. Net gains and (losses) resulting from foreign currency transactions that are included in other expense, net were ($3.3) million, $1.7 million and ($2.4) million for 2001, 2000 and 1999, respectively.

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

    The company has designated $36.9 million of notes payable denominated in Swiss francs as a net investment hedge of the company's net assets of its Swiss subsidiary. Changes in the value of the Swiss franc notes payable held in the U.S., directly correlate to changes in value of the net assets of the company's Swiss franc functional subsidiary. There is no hedge ineffectiveness; therefore, changes in value of the Swiss franc notes payable are recorded in accumulated other comprehensive income. Unrealized losses on the Swiss franc notes payable recorded to accumulated other comprehensive income in fiscal year 2001 totaled $2.3 million.

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

Recently issued accounting policies

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The company plans to adopt these new statements on October 1, 2001. Application of the nonamortization provisions of Standard No. 142 would have resulted in an increase in income before taxes of $4.7 million. Goodwill amortization included in sales and administrative expense in fiscal years 2001, 2000 and 1999, was $4.7 million, $4.0 million and $2.0 million respectively. Upon adoption of this standard, the company is required to perform an initial and an annual impairment test of goodwill. The impact of the initial impairment test is not expected to have a material effect on the company's financial statements.

    In June 2001, the FASB issued Statements of Financial Accounting Standards No. 143, "Accounting and Reporting for Obligations Associated with the Retirement of Tangible Long-lived Assets and the Associated Asset Retirement Costs." In August 2001, the FASB issued Statements of Financial Accounting Standards No. 144, "Accounting and Reporting for the Impairment or Disposal of Long-lived Assets." The company will adopt these accounting standards beginning in fiscal year 2003. The company does not expect that the adoption of these standards will have a material effect on the company's financial statements.

Adoption of New Accounting Policies

    As of October 1, 2000, the company has adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB Statement No. 138. These statements require that all derivatives be recorded on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. Changes in the fair value of derivatives designated as hedges will either be offset against the hedged item or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of derivatives that are designated as hedges will be immediately recognized into earnings. The adoption of these FASB statements did not have a material effect on the company's results of operations.

    As of July 1, 2001, the start of the fourth quarter of fiscal year 2001, the company adopted the FASB's Emerging Issues Task Force (EITF) Issue 00—10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue 00—10 requires that shipping and handling costs billed to customers be recorded as part of sales revenue. The related expenses are required to be recorded in cost of products sold or elsewhere in the income statement with adequate disclosure. The company previously netted shipping costs against amounts billed to its customers at cost and did not record shipping charges as part of sales revenue or cost of products sold. The company has restated sales and cost of products sold so that all periods presented include shipping costs billed to customers in both sales and in cost of products sold. The amount of shipping costs included in sales and cost of sales for fiscal years 2001, 2000 and 1999 was $15.3 million, $15.3 million and $12.5 million, respectively.

    As of July 1, 2001, the start of the fourth quarter of fiscal year 2001, the company adopted the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Adoption of SAB No. 101 did not have a material effect on the company's financial statements.

Business Acquisitions

    In fiscal year 2000, the company spent $16.3 million, net of cash acquired on acquisitions. In October 1999, the company purchased a controlling interest in Comtier Corporation for $2.0 million. The company had previously accounted for its minority investment in Comtier under the equity method of accounting. Comtier manufactures and designs high-speed broadband modems for use with satellite systems. In December 1999, the company acquired the capital stock of Conifer Corporation for $13.0 million, net of cash acquired. Conifer designs and manufactures Multichannel Multipoint Distribution Service (MMDS) subscriber products, wireless LAN equipment and Direct Broadcast Satellite (DBS) accessories. The Conifer purchase agreement contained a provision for deferred payments of up to $0.8 million payable to certain Conifer shareholders, of which $0.5 million was paid in fiscal year 2001. The fiscal year 1999 acquisition of Chesapeake Microwave Technologies Inc. (CMTI) contained a provision for deferred payments of up to $4.0 million. The company has made two payments of $1.3 million in September of 2001 and 2000, and has a possible third payment of $1.3 million in 2002.

    The 2000 acquisitions were accounted for as purchases, resulting in $17.4 million of goodwill. Pro forma results of operations, assuming these transactions occurred at the beginning of the fiscal year, are not materially different from the reported results of operations.

    In fiscal year 2001, the company spent $21.4 million, net of cash acquired, on acquisitions. In January 2001, the company purchased the remaining 30% minority interest in the company's Brazilian operations for $7.0 million. The $7.0 million purchase price consists of a $6.0 million cash payment and $1.0 million payable within a year of the purchase. In July 2001, the company acquired selected assets and intellectual property of Deltec Telesystems International, Ltd., of Wellington, New Zealand, for $7.1 million. In August 2001, the company acquired Micro Pulse Inc., a Camarillo, California-based global manufacturer of wireless and GPS antennas, for $6.5 million. The company also capitalized $7.8 million of loans to Comtier Corporation in exchange for additional ownership of Comtier Corporation, bringing the company's ownership percentage to 81%.

    The 2001 acquisitions were accounted for as purchases, resulting in $10.7 million of goodwill. Pro forma results of operations, assuming these transactions occurred at the beginning of the fiscal year, are not materially different from the reported results of operations.

Earnings per Share

    The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30
(In thousands, except per share amounts)
	2001	2000	1999
Basic Earnings per Share
Numerator: for net income per share	$61,622	$79,601	$30,427
Denominator: weighted average shares outstanding	81,382	80,944	82,675
Net income per share—basic	$.76	$.98	$.37

Diluted Earnings per Share
Numerator: for net income per share	$61,622	$79,601	$30,427
Denominator: weighted average shares outstanding	81,382	80,944	82,675
Effect of dilutive securities: stock options	160	474	138

	81,542	81,418	82,813

Net income per share—diluted	$.76	$.98	$.37

    Options to purchase 3,664,000, 1,191,000 and 2,681,000 shares of common stock in 2001, 2000 and 1999, respectively, were not included in the computation of diluted earnings per share, because the option's exercise prices were greater than the average market price of the common shares.

Investments in and Advances to Affiliates

    The company has various investments in ventures that are accounted for by the equity method. Nine of the ventures are engaged in communication and data transmission in Russia, the Ukraine and Mexico. The company has minority interest holdings in six of the ventures and a majority interest holding in three of the ventures. The company does not consolidate the majority owned ventures because of governmentally imposed uncertainties that significantly affect the company's ability to exercise control. The method of accounting is evaluated on a periodic basis for appropriateness based on the existing conditions and the company's ability to exercise control. The company has no investments in ventures that are accounted for by the cost method. The combined operating results of the ventures and the company's share thereof were not material to the company's 2001, 2000 and 1999 operating results. The company guarantees a $53.5 million line of credit with ABN-AMRO, which is used by its ventures. As of September 30, 2001, there was $47.3 million outstanding under the agreement. After the close of fiscal year 2001, the company reached a definitive agreement with Group Menatep, a Russian financial holding company, to sell the company's interest in the joint ventures in Russia. The company and Group Menatep expect to complete the transaction as soon as the necessary regulatory approvals have been received.

Unbilled Receivables

    At September 30, 2001, unbilled receivables of $1,379,000 are included in accounts receivable, compared to $3,201,000 at September 30, 2000. These amounts will be billed in accordance with contract terms and delivery schedules and are generally expected to be collected within one year.

Profit Sharing Plans

    Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 2001, 2000 and 1999, were $11,745,000, $9,722,000 and $9,203,000, respectively.

Borrowings

Lines of Credit

    The company maintains a $150 million revolving line of credit agreement with a group of ten banks led by Bank of America, NA as administrative agent. The maximum outstanding during 2001 under the line of credit was $52.0 million, and the weighted average interest rate for borrowings under this line in fiscal year 2001 was 6.06%. The outstanding balance at September 30, 2001, was $39.0 million, consisting of foreign currency borrowings of $2.1 million U.S. dollars in Japanese Yen and $36.9 million U.S. dollars in Swiss francs.

    The company also maintains an $11.4 million line of credit agreement with ABN-AMRO for its Brazilian operations. The company had no borrowings under this agreement during 2001.

    The company maintains a $15 million Canadian dollar line of credit with the Bank of America Canada. The maximum outstanding during 2001 was $9.0 million Canadian dollars, and the weighted average interest rate for all borrowings under this line in fiscal year 2001 was 6.19%. Outstanding at September 30, 2001 was $8.0 million Canadian dollars or $5.1 million U.S. dollars.

Long-Term Debt

    Long-term debt at September 30 consisted of the following:

Dollars in thousands	2001	2000
9.52% senior notes payable to insurance companies in annual installments from 1995 to 2005	$18,181	$22,726
Variable rate Industrial Development Revenue Bond with Coweta County, Georgia	3,800	3,800
5.85% RMB loan from the Agricultural Bank of China, supported by a Bank of America letter of credit	7,732	7,732
6.56% RMB loan from the Shanhai Pudong Development Bank, supported by a Bank One letter of credit	11,598	11,598
6.74% RMB loan from Bank of America Shanghai	1,932	1,932
5.96% RMB loan from the Agricultural Bank of China, supported by a Bank One letter of credit	19,330	19,330
Variable rate loan from BBA Creditanstalt Bank Limited	—	8,800
12.00% loan agreement with Banco Nacional De Desenvolvimento Economico E Social	1,551	3,223
Other	1,327	1,917
Less: Current Portion	25,546	15,215

Total Long-Term Debt	$39,905	$65,843

    Under the terms of the loan agreements, the company has agreed to maintain certain levels of working capital and net worth. At September 30, 2001, all these requirements have been met.

    The principal amounts of long-term debt maturing after September 30, 2001 are:

Dollars in thousands	2002	2003	2004	2005	2006	Thereafter
	$25,546	$26,592	$4,840	$8,462	$11	—

    Cash payments for interest on all borrowings were $8,574,000, $8,128,000, and $5,091,000 in 2001, 2000 and 1999, respectively.

    The carrying amount of long-term debt as of September 30, 2001 approximates fair value. The fair value was determined by discounting the future cash outflows based upon the current market rates for instruments with a similar risk and term to maturity.

Restructuring

    In March 1999, the company initiated a plan to restructure the manufacturing operations of its towers and wireless accessories businesses, phase out its AVS small aperture earth station product line and divest itself of its SciComm government electronics business.

    In connection with these restructuring activities, the company planned to terminate approximately 600 employees and 280 temporary/contract workers. Estimated employee termination costs of $5.2 million were accrued in the second quarter of 1999. In addition to termination costs, these restructuring charges included a goodwill write-off of $14.1 million, long-term lease commitments of $3.5 million and inventory, equipment and other asset write-downs of $13.9 million. Of the total $36.7 million employee termination and exit costs recognized, $6.9 million was classified as Cost of Sales and $29.8 million as Restructuring in the Operating Expense section of the income statement. On an after-tax basis, restructuring charges were $28.1 million.

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

Income Taxes

    The composition of the provision for income taxes follows:

	Year Ended September 30
Dollars in thousands
	2001	2000	1999
Currently Payable:
Federal	$5,101	$6,336	$2,554
Non-United States	12,227	19,085	15,553
State	958	2,782	933

	18,286	28,203	19,040
Deferred (Credit):
Federal and State	10,713	9,019	384
Non-United States	—	237	(673)

	10,713	9,256	(289)

	$28,999	$37,459	$18,751

Income Taxes Paid	$16,450	$25,522	$29,411

Components of Income from Continuing Operations before Income Taxes:
United States	$6,433	$35,963	$(8,078)
Non-United States	84,188	81,097	57,256

	$90,621	$117,060	$49,178

    The company's effective income tax rate varied from the statutory United States federal income tax rate because of the following:

	Year Ended September 30
	2001	2000	1999
Statutory United States federal tax rate	35.0%	35.0%	35.0%
Foreign Sales Corporation (FSC)	(2.5)	(1.3)	(4.2)
State income taxes, net of federal tax effect	0.5	1.5	1.3
Net tax effect of restructuring	—	—	6.1
Foreign tax rate differential	(3.0)	(4.4)	(4.3)
Other items	2.0	1.2	4.2

Effective Tax Rate	32.0%	32.0%	38.1%

    The tax effect of temporary differences has given rise to gross deferred tax assets of $16,916,000 in 2001 and $12,936,000 in 2000, primarily accrued expenses and inventory. The tax effect of temporary differences has created gross deferred tax liabilities of $42,501,000 in 2001 and $27,771,000 in 2000, primarily due to depreciation and undistributed earnings of certain foreign subsidiaries. The company has not recorded valuation allowances for deferred tax assets in 2001 or 2000, because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

    The increase in the effective tax rate for the year ended September 30, 1999, was attributable to the inclusion of non-deductible goodwill in the restructuring charges recognized during the year. Excluding the impact of the restructuring charges, the effective tax rate for the year ended September 30, 1999, was 32.0%.

    No provision has been made for income taxes of approximately $24,650,000 at September 30, 2001, which would be payable should all undistributed net income of subsidiaries located outside the United States be distributed as dividends. The company plans to continue its non-United States operations, and anticipates the ability to use tax planning opportunities to reduce the tax liability if any dividends are declared or paid from these operations.

Stockholders' Equity

Common Stock

    The company has authorized 400,000,000 shares of common stock with a par value of $.01 per share. As of September 30, 2001, 81,530,446 shares of common stock were outstanding. Each outstanding common share has attached to it a one Share Purchase Right that, until exercisable, cannot be transferred apart from the company's common stock. The Rights will become exercisable only if a person or group acquires 15% or more of the company's common stock or announces an offer to acquire 15% or more of the company's common stock. In the event the Rights become exercisable, each Right may entitle the holder to purchase common stock of either the surviving or acquired company at one-half its market price.

    During the third quarter of fiscal year 1997, the company implemented a stock buy-back program. The company's Board of Directors has authorized the company to repurchase up to 15 million common shares. The company repurchased 2,967,700 shares of common stock at a cost of $50,512,000 in 1999 and 1,800,000 shares, at a cost of $24,630,000 in 2000, and no shares in 2001. The company has repurchased a total of 11,785,432 shares, at a total cost of $222,175,000 under the stock buy-back program since 1997. The common shares repurchased under this program may be used to meet employee compensation needs or used in future acquisitions.

    Common stock issued and outstanding and held in treasury is summarized in the tables below:

	Year Ended September 30
	2001	2000	1999
Shares of Common Stock—Issued
Balance at End of Year	102,718,210	102,718,210	102,718,210

Shares of Common Stock—Held in Treasury
Balance at beginning of year	21,476,101	20,527,072	18,210,250
Stock repurchase	—	1,800,000	2,967,700
Stock purchase, option and other plans	(288,337)	(850,971)	(650,878)

Balance at End of Year	21,187,764	21,476,101	20,527,072

    As of September 30, 2001, 7,628,442 shares of common stock were reserved for the various stock plans described below.

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

    The company currently maintains a long-term Management Incentive Program (MIP), which provided for the issuance of up to 9,112,500 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. On February 8, 2000, the company's shareholders ratified a new long-term MIP that provides for the issuance of up to 4,000,000 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Options under these plans vest over a four-year period and expire ten years after the grant date. In fiscal year 2001, there were 1,254,700 options granted under these plans.

    The company maintained a Stock Option Plan for Non-Employee Directors that provided for the issuance of up to 1,012,500 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 1998, this plan was terminated due to an insufficient number of shares available for new grants. On February 10, 1998, the company's shareholders ratified a new Stock Option Plan for Non-Employee Directors that provides for the issuance of up to 400,000 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 2001, there were 72,000 options granted under this plan.

    The company has an Employee Stock Purchase Plan (ESPP) that was amended and restated on November 12, 1998, and expires on February 1, 2009. All U.S. and certain non-U.S. employees with six months of service as of the annual offering date are eligible to participate in this plan. The plan authorizes up to 1,096,970 shares of common stock to be sold to employees at 85% of market value. All shares issued under this plan are restricted and cannot be sold for one year following the date of purchase. In fiscal year 2001, there were 127,982 shares purchased by employees under the plan.

    Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the company had accounted for its stock option plans under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 4.62%, 5.68% and 5.98%; dividend yield of 0%; a volatility factor of .523, .499 and .490; and a weighted average expected life of the options of six years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma information follows:

	Year Ended September 30
Dollars in thousands, except per share amounts
	2001	2000	1999
Pro forma net income	$55,569	$74,373	$26,161
Pro forma net income per share
Basic	0.68	0.92	0.32
Diluted	$0.68	$0.91	$0.32

    The effects on pro forma disclosures of applying Statement No. 123 are not likely to be representative of the effects of such disclosures in future years. Because Statement No. 123 is applicable only to options granted subsequent to September 30, 1995, the pro forma effect is not fully reflected in fiscal years 2001, 2000 and 1999.

    A summary of the company's stock option activity and related information follows:

	Year Ended September 30
	2001	2000	1999
Outstanding at beginning of year	3,719,158	3,489,140	2,911,831
Granted	1,326,700	1,055,600	1,014,480
Expired or cancelled	(338,320)	(148,600)	(229,748)
Exercised	(33,798)	(676,982)	(207,423)

Outstanding at End of Year	4,673,740	3,719,158	3,489,140

Exercisable at End of Year	2,331,288	1,595,017	1,604,529

Weighted Average Exercise Price
Outstanding at beginning of year	$22.48	$20.99	$21.81
Granted	22.31	23.76	17.13
Expired or cancelled	24.01	22.94	24.89
Exercised	16.70	16.71	9.15
Outstanding at end of Year	22.36	22.48	20.99
Exercisable at end of Year	$22.85	$22.57	$20.14

    The weighted average fair value of options granted during fiscal years 2001, 2000 and 1999, was $11.38, $12.22 and $8.63 per share, respectively. The weighted average life of options outstanding as of September 30, 2001 was 6.97 years. The range of exercise prices for options outstanding at September 30, 2001 was $2.96 to $38.17.

Range of Exercise Prices	$2.96- $9.58	$12.38- $15.56	$16.00- $18.22	$19.33- $22.65	$23.13- $24.94	$27.19- $38.17	Total
Outstanding Options	197,754	225,337	893,756	1,493,193	1,257,025	606,675	4,673,740
Exercisable Options	197,754	147,837	460,111	423,493	539,843	562,250	2,331,288
Weighted Average Exercise Price	$7.76	$14.10	$17.56	$21.97	$23.59	$35.70	$22.36
Average Life	2.01	5.97	6.89	7.84	7.68	5.47	6.97

Segment and Geographic Information

    The company manages its business as one operating segment. This segment serves commercial markets, including coaxial cable, connectors, assemblies and accessories, terrestrial microwave antenna systems, other antennas and support products and wireless accessories. The company sells to a wide range of customers in these markets; no single customer makes up 10% or more of the company's total revenue. Principal financial data by major product group and geographic selling location is as follows:

	Year Ended September 30
Dollars in thousands
	2001	2000	1999
Product Sales:
Coaxial Cable, Connectors, Assemblies & Accessories	$577,800	$570,552	$423,735
Terrestrial Microwave Antenna Systems	160,061	158,168	152,468
Other Antennas and Support Products	231,889	240,113	174,684
Wireless Accessories	79,745	65,672	53,415

Total Product Sales	$1,049,495	$1,034,505	$804,302

Sales:
United States-Domestic	$519,804	$516,440	$391,834
United States-Export	40,499	68,494	63,343
Europe, Africa, Middle East	171,068	191,357	185,591
China	141,100	64,721	20,318
Other Asia-Pacific	72,364	77,464	57,594
Other Americas	104,660	116,029	85,622

Total Sales	$1,049,495	$1,034,505	$804,302

Assets Identifiable to:
United States	$434,861	$441,639	$396,089
Europe, Africa, Middle East	146,777	137,021	123,113
China	137,371	86,375	37,213
Other Asia-Pacific	39,616	45,974	30,093
Other Americas	54,325	66,967	56,795
Goodwill & Other Intangible Assets	44,782	39,221	22,787

Consolidated Assets	$857,732	$817,197	$666,090

Selected Quarterly Financial Information (Unaudited)

    Due to variability of shipments under large contracts, customers' seasonal installation considerations, variations in product mix and in profitability of individual orders, the company can experience wide quarterly fluctuations in net sales and income. Consequently, it is more meaningful to focus on annual rather than quarterly results.

Dollars in thousands, except per share amounts	December	March	June	September	Total
2001:
Sales*	$284,088	$239,113	$245,119	$281,175	$1,049,495
Gross profit	89,785	66,899	73,799	87,002	317,485
Income before income taxes	30,778	12,005	17,995	29,843	90,621
Net income	20,929	8,163	12,237	20,293	61,622
Basic and diluted net income per share	0.26	0.10	0.15	0.25	0.76
Common Stock Price Range:
High	26.63	27.13	18.89	22.92
Low	17.50	13.75	13.31	15.36

2000:
Sales*	$236,978	$246,945	$262,775	$287,807	$1,034,505
Gross profit	76,044	77,975	85,146	92,838	332,003
Income before income taxes	24,654	25,441	30,742	36,223	117,060
Net Income	16,766	17,300	20,905	24,630	79,601
Basic and diluted net income per share	0.21	0.21	0.26	0.30	0.98
Common Stock Price Range:
High	18.94	29.81	41.00	33.88
Low	11.25	18.00	21.31	24.56

*
Sales have been restated to include freight costs billed to customers, per EITF 00—10, "Accounting for Shipping and Handling Fees."

    Sales and cost of products sold were restated by equal amounts, having no impact on gross profit or net income.

Report of Independent Auditors

To the Stockholders and Board of Directors
Andrew Corporation

    We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles, generally accepted in the United States.

/s/ Ernst & Young LLP
Chicago, Illinois
October 19, 2001

Eleven-Year Financial Summary

Dollars in thousands, except per share amounts	2001	2000	1999	1998
Operations(1)(2)(3)
Sales	$1,049,495	$1,034,505	$804,302	$865,709
Gross profit	317,485	332,003	251,685	330,919
Operating income	97,831	128,110	47,911	159,796
Other (income) expense	7,210	11,050	(1,267)	2,452
Income from continuing operations before taxes	90,621	117,060	49,178	157,344
Income from continuing operations	61,622	79,601	30,427	103,847
Discontinued Operations:
Loss (income) from operations of network business, net of taxes	—	—	—	—
Loss on disposal of network business, net of taxes	—	—	—	—
Net income	61,622	79,601	30,427	103,847
Basic income from continuing operations per share	0.76	0.98	0.37	1.18
Diluted income from continuing operations per share	0.76	0.98	0.37	1.18
Basic net income per share	0.76	0.98	0.37	1.18
Diluted net income per share	0.76	0.98	0.37	1.18

Financial Position
Working capital	376,082	350,658	303,853	320,117
Total assets	857,732	817,197	666,090	682,903
Long-term debt	39,905	65,843	48,760	38,031
Stockholders' equity	600,650	542,945	484,010	508,778

Cash Flow
From operations	160,217	49,974	72,835	149,852
Used in investing activities	(79,070)	(95,364)	(70,074)	(64,117)
(Used for) from investing activities	(16,119)	55,386	(44,655)	(100,361)
Cash and equivalents	$112,442	$44,865	$38,287	$78,395

Ratios and Other Data
Current ratio	3.1	3.0	3.8	3.7
Return on Sales:
Income from continuing operations	5.9%	7.7%	3.8%	12.0%
Net income	5.9%	7.7%	3.8%	12.0%
Return on average assets	7.4%	10.7%	4.5%	15.1%
Return on average stockholders' equity	10.8%	15.5%	6.1%	20.4%

Stockholders' equity per share outstanding	$7.37	$6.68	$5.89	$6.02
Foreign exchange gain (loss)	(3,292)	1,684	(2,372)	(2,988)
Research and development	47,796	40,262	29,622	28,810
Additions to property, plant and equipment	72,065	83,542	51,418	58,529
Net assets located outside U.S. at year end	261,967	209,882	258,117	272,661
Orders entered(3)	1,099,199	1,055,363	836,794	887,511
Order backlog at year end (under 12 months)	226,136	184,536	170,706	141,847
Order backlog at year end (over 12 months)	$1,798	$1,391	$3,276	$12,317

Number of full-time equivalent employees at year end:
Outside United States	1,944	1,822	1,261	1,219
Total employees	5,155	5,799	4,572	4,221
Average basic shares of stock outstanding (thousands)	81,382	80,944	82,675	87,941
Average diluted shares of stock outstanding (thousands)	81,542	81,418	82,813	88,306
Registered stockholders at year end	3,622	3,688	4,365	4,727

1
The results of operations for fiscal years 1991 through 1996 have been updated for the disposal of the network products segment in 1997.

2
The results of operations for fiscal years 1991 through 1995 have been updated for the pooling of interests with The Antenna Company in 1996. All other acquisitions have been included in operations since the date of acquisition.

3
Orders, sale and cost of products sold have been restated to include freight costs billed to customers, per EITF 00-10, "Accounting for Shipping and Handling Fees." Sales and cost of goods sold were restated by equal amounts, having no impact on gross profit or net income.

1997	1996	1995	1994	1993	1992	1991
$882,517	$777,497	$634,114	$544,065	$400,190	$403,687	$377,164
355,666	320,486	264,013	217,796	156,130	144,281	135,550
163,793	151,304	116,803	84,497	51,149	45,591	42,994
(1,989)	4,738	4,362	7,226	3,145	3,904	4,999
165,782	146,566	112,441	77,271	48,004	41,687	37,995
107,758	93,802	71,854	49,360	30,587	26,080	23,390
3,330	3,405	1,899	3,593	1,184	(71)	1,456
16,086	—	—	—	—	—	—
88,342	90,397	69,955	45,767	29,403	26,151	21,934
1.18	1.04	0.81	0.56	0.35	0.27	0.24
1.18	1.03	0.80	0.55	0.35	0.26	0.23
0.97	1.00	0.78	0.52	0.34	0.27	0.22
0.97	0.99	0.78	0.51	0.33	0.27	0.22

332,721	284,602	227,164	171,705	142,675	126,764	151,280
691,154	631,229	505,114	425,326	343,876	318,062	345,261
35,693	40,423	45,255	46,092	52,467	54,223	59,928
509,123	456,214	357,191	276,553	221,872	192,956	217,036

151,680	66,796	55,816	52,343	54,911	51,725	32,285
(61,427)	(78,683)	(55,367)	(38,692)	(33,295)	(12,113)	(22,903)
(25,499)	(1,972)	4,570	4,259	(5,938)	(50,764)	(5,508)
$93,823	$31,295	$46,064	$40,714	$22,001	$7,763	$17,168

3.6	3.4	3.4	2.8	3.2	2.9	3.5
12.2%	12.1%	11.3%	9.1%	7.6%	6.5%	6.2%
10.0%	11.6%	11.0%	8.4%	7.3%	6.5%	5.8%
13.4%	15.9%	15.0%	11.9%	8.9%	7.9%	6.6%
18.3%	22.2%	22.1%	18.4%	14.2%	12.8%	10.6%

$5.68	$5.03	$3.97	$3.12	$2.54	$2.27	$2.19
3,433	972	(1,612)	(1,922)	1,380	41	583
41,076	29,624	21,041	20,377	17,118	14,248	14,786
49,144	52,475	48,076	28,471	18,479	18,188	25,124
228,488	220,600	160,700	130,900	90,300	65,100	70,400
877,960	802,111	693,875	540,921	407,198	379,666	380,474
132,610	152,205	125,446	83,884	85,170	82,500	106,700
$5,950	$14,756	$18,529	$595	$1,573	$5,500	$8,300

1,185	1,162	763	661	584	596	717
4,227	4,622	3,677	3,405	3,110	3,144	3,450
90,947	90,263	89,177	87,845	86,193	96,981	98,408
91,539	91,033	89,964	89,204	87,831	98,521	99,971
4,599	3,242	2,340	1,482	1,133	1,057	1,137

QuickLinks

  EXHIBIT 13