Form 10-K, Exhibit 13
period 2002-09-30
ANDREW CORP
filed 2002-12-20
CIK 317093

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Results of Operations

Overview

        While the company remains optimistic about the long-term potential of its key markets, spending on telecommunication infrastructure declined worldwide, making fiscal year 2002 a difficult year. The trend of lower capital investment, especially in the wireless infrastructure market, continued through 2002, driving sales down 8% from 2001. Sales declined in most of the company's major market and product categories in 2002. The company expects the trend of decreased investment in wireless infrastructure will continue in fiscal year 2003. Despite current trends, the company believes the long-term potential of the wireless infrastructure market is still very attractive. New applications and devices, along with continued growth in wireless subscribers and minutes of use, continue to drive long-term growth potential. Wireless communication provides the most efficient and cost-effective way to meet the communications needs of much of the developing world. The company's extensive technical expertise, product offering, global manufacturing, distribution capabilities and financial strength position the company to take advantage of the long-term potential of this market.

        In response to the current declines in telecommunication infrastructure investment, the company took steps to further reduce expenses and improve financial performance. In September 2002, the company announced a plan to restructure its manufacturing operations and discontinue several non-strategic businesses. The restructuring plan resulted in pre-tax charges of $36.0 million ($25.2 million after-tax), of which $11.1 million was recorded in cost of products sold and $24.9 million was recorded in operating expenses. These restructuring activities will result in the closing of five U.S. and four international locations. The operations of these facilities will be consolidated into existing locations and two new manufacturing facilities that the company plans to open in Mexico and in Central Europe. The combination of this restructuring and the discontinuing of several businesses will result in a net reduction of the company's workforce by approximately 800 employees.

        Non-strategic businesses that were discontinued were equipment shelters, wireless accessories and satellite modems. The company sold its equipment shelter business in October 2002 and plans to sell its wireless accessory business in fiscal year 2003. The company closed its satellite modem business unit in September 2002. The company recognized an after-tax charge of $26.4 million to reduce the carrying value of the net assets of these businesses to their fair value. Results of operations of these businesses have been reported net of income taxes as discontinued operations and all prior periods have been restated accordingly.

        The combination of the $25.2 million for restructuring and $26.4 million for discontinued operations reduced 2002's net income by $51.6 million and resulted in a loss of $26.4 million for the year. The company anticipates that these actions will result in savings of more than $40.0 million annually starting in 2004. Due to the implementation of the restructuring actions taking place throughout 2003, the company forecasts that net savings will be approximately $10 million in 2003. The expected net cash expenditures for these actions will be approximately $12.0 million, comprised of $21.0 million of cash items included in the restructuring and discontinued operation charges, capital expenditures of $8.0 million anticipated for the two new manufacturing facilities, and estimated proceeds of $17.0 million from sales of businesses and assets.

        The company took other significant strategic steps during fiscal year 2002. In June 2002, the company made the largest acquisition in its history, acquiring Celiant Corporation, a leading manufacturer of power amplifiers. The Celiant acquisition makes the company one of the largest suppliers of power amplifiers for wireless communications in the world. Celiant's engineering abilities and intellectual property complement the company's existing business, giving the company a broad offering of power amplifier products supporting current wireless networks as well as emerging 3G (third-generation) networks. Total purchase consideration, including fees and expenses paid for Celiant, was $481.0 million, consisting of 16.3 million shares of the company's common stock valued at $266.6 million and $214.4 million of cash. In December 2001, the company sold its equity interests in a group of Russian telecommunication companies to Group Menatep, a Russian financial holding company. The company received $50.3 million of cash proceeds and recognized an $8.7 million pre-tax gain, which is included in other income. The after-tax gain on this transaction was $7.3 million. The parties' indemnities to each other expire in December 2002, except for tax indemnities which remain in effect for longer periods. The sale of these investments allows the company to focus its financial resources on its core businesses.

Sales

        The company manages its business as one operating segment built around its core competency, the radio frequency (RF) path. Within this one segment, the company views its sales within several major market and product categories.

        The company's sales by major market category are as follows:

Sales by Market

Dollars in millions	2002	%	2001	%	2000	%
Wireless Infrastructure	$699	81%	$761	81%	$710	79%
Fixed-Line Telecommunications	74	8	89	10	104	11
Broadcast and Government	92	11	85	9	89	10

Total Sales	$865	100%	$935	100%	$903	100%

        Total sales for 2002 decreased 8%, or $70.5 million, from 2001. Sales to the wireless infrastructure market, which has the most influence on the company's total sales trends, decreased 8% in 2002. Excluding the impact of the Celiant acquisition, wireless infrastructure sales were down 17%. U.S. wireless infrastructure sales, which represent approximately half of this market, were up 9%, driven by power amplifier sales as a result of the Celiant acquisition. Excluding the impact of Celiant, U.S. wireless infrastructure sales were down 12% from last year due to weak spending by U.S. wireless service providers. European wireless infrastructure sales were up 19% over 2001, due to a significant increase in wireless infrastructure spending in the third and fourth quarters of 2002. The largest decline in wireless infrastructure sales was in the Asia-Pacific region, which decreased 39%, primarily due to a decrease in China. Sales in China decreased 58% from an exceptionally strong fiscal year 2001, where sales more than doubled due to China's CDMA phase one build-out. Sales in other geographic regions also declined in 2002. The largest of these decreases was in the Latin American market where sales were adversely affected by uncertain economic conditions. As a whole, wireless infrastructure sales grew 7% in 2001, driven by the strength of sales in China. Excluding China, wireless infrastructure sales decreased in all other major geographic markets in 2001.

        Weak spending on telecommunication infrastructure drove sales to the fixed-line telecommunications market down for the second straight year. Sales to this market were down 17% for 2002, and were down in all geographic regions except Europe. The largest decreases were in the U.S. and Latin America, where spending on telecommunications and data networks decreased significantly. Sales in Latin America were also impacted by weak economic conditions. European sales increased, driven by strong sales in the third and fourth quarters of fiscal year 2002.

        The company's only market category in which sales increased in 2002 was the government and broadcast market, which increased 8%, driven by sales to U.S. television broadcasters. Changes in Federal Communication Commission (FCC) requirements to meet high definition television (HDTV) broadcasting deadlines increased sales of the company's low power antenna systems. These systems give broadcasters a temporary solution to meet current FCC mandates. The company expects an increase in sales of high power broadcast products as broadcasters prepare to meet the FCC's more stringent 2006 HDTV conversion requirements.

        The company's sales by major product category are as follows:

Sales by Product

Dollars in millions	2002	%	2001	%	2000	%
Coaxial Cable, Connectors, Assemblies and Accessories	$499	58%	$578	62%	$571	63%
Other Antennas and Support Products	142	16	191	20	170	19
Terrestrial Microwave Antenna Systems	128	15	160	17	158	17
Power Amplifiers	96	11	6	1	4	1

Total Sales	$865	100%	$935	100%	$903	100%

        Coaxial cable, connectors, assemblies and accessories, which are sold primarily to the wireless infrastructure market, were down 14% in 2002, decreasing in all major geographic markets except Europe. The Asia-Pacific region showed the largest decrease in 2002, decreasing 34% due primarily to lower sales in China. Competitive market conditions have caused the company to continue to reduce prices on many of its cable products. Average cable prices decreased approximately 10% in fiscal 2002. Cable sales in 2001 were essentially flat, with strong sales in China, offset by declines in other regions due to a weak wireless infrastructure market and pricing pressure. Average cable prices decreased by approximately 14% in 2001.

        Sales of other antenna and support products decreased 26% in 2002, driven by decreases in sales of base station antennas, field services and earth station antennas. Excluding broadcast antennas and related products, sales of most other major products in this category decreased in 2002. In 2001, other antennas and support product sales increased 12% due to growth in base station antennas, distributed communications systems and field services. Terrestrial microwave antenna system sales decreased 20% in 2002, with lower sales volumes across all geographic markets. Latin America showed the largest sales decline of over 50% in 2002 due to the weak economic conditions in Latin America. The company has added power amplifiers as a new product category in 2002, reclassifying prior year power amplifier sales from other antennas and support products. With the acquisition of Celiant in June 2002, the company anticipates that power amplifiers will represent a significant portion of total sales in future years. Fiscal year 2002 includes only four months of power amplifier sales that resulted from the acquisition of Celiant.

        Gross margin as a percentage of sales was 27.5% in 2002 and 33.1% in 2001. Included in gross profit for 2002 was $11.1 million of restructuring costs relating to inventory write-downs. Excluding these restructuring costs, the gross margin percentage would have been 28.8% for 2002. Pricing pressure and lower volumes drove the gross profit percentage down 4.8%. Average prices on the company's major product lines decreased by 5% to 11% during 2002. Product mix decreased gross profit percentage by 1.5%, due mostly to the increase in power amplifier sales. The company's cost-cutting efforts and efficiency improvements increased gross profit percentage by 2.0%. The decrease in gross margin percentage in 2001 was mainly driven by pricing pressure.

        Operating expenses increased 13%, or $27.0 million, in 2002 and 11%, or $19.2 million, in 2001. The 2002 increase in operating expenses was due mostly to restructuring charges and an increase in research and development and was partially offset by a 13% decrease in sales and administrative expense. Included in 2002's operating expense is $24.9 million of restructuring charges comprised of $11.9 million of employee termination costs, $9.6 million of equipment and asset write-downs, and $3.4 million of lease and contract cancellation costs. Also contributing to the increase in operating expense in 2002 is a $5.0 million increase in intangible amortization, primarily due to the amortization of $42.8 million of identifiable intangible assets acquired in the Celiant acquisition.

        Research and development expense increased $18.0 million, or 45%, in 2002 and $8.3 million, or 26%, in 2001. The company has focused its research and development efforts on power amplifiers, base station antennas and repeaters. The addition of Celiant's operations accounted for $11.1 million of 2002's increase in research and development.

        Sales and administrative expense decreased $20.9 million, or 13%, in 2002 and increased $11.0 million, or 7%, in 2001. The company made substantial reductions in both sales and administrative expenses in 2002. Sales expenses decreased 5% in 2002 and increased 10% in 2001. The decrease in this expense in 2002 was driven primarily by cost-cutting efforts and staff reductions. Administrative expense decreased 19% in 2002 and increased 5% in 2001. Cost-reduction efforts and lower bonus and profit sharing expenses were the main drivers in the decrease in administrative expense in 2002. The elimination of goodwill amortization per FASB Statement No. 142, adopted in 2002, reduced administrative expense by $4.4 million.

        Other income and expense resulted in income of $3.7 million in 2002 and expense of $7.2 million in 2001. The income generated in 2002 was the result of an $8.7 million gain recognized on the sale of the company's Russian telecommunication ventures and a decrease in interest expense. The company's strong cash flow over the last two years has allowed the company to reduce debt levels and increase average short-term investments outstanding thus reducing the company's net interest expense. Net interest expense, interest expense less interest income, was $1.5 million in 2002 and $4.8 million in 2001. Other expense, net, was $3.5 million in 2002 and $2.4 million in 2001. Other expense consists mainly of foreign exchange gains and losses, minority interest and the company's equity in losses from its Russian telecommunication ventures. The largest item in other expense in the last two years was foreign exchange losses. Foreign exchange losses were $2.1 million in 2002 and $3.3 million in 2001. In 2001, foreign exchange losses were partially offset by gains recorded for minority interest.

        Income taxes, as a percentage of income from continuing operations, were 19.7% in 2002 and 32.0% in 2001. Excluding the tax effect of restructuring charges and the gain on the sale of the Russian telecommunication ventures, the effective tax rate for 2002 would have been 30.0%. The remaining 2.0% decrease in the effective tax rate was due to the decrease in U.S. pre-tax profits.

Liquidity

        Despite having a difficult year in 2002, the company has maintained its strong balance sheet and has continued to generate significant amounts of cash flow from operations. The company's current restructuring efforts have significantly impacted results of operations, but have had less of an impact on cash flow and liquidity. The company expects the net cash expenditures for its restructuring activities will be approximately $12.0 million, made up of $21.0 million of cash payments for items such as employee termination and lease cancellation costs, capital expenditures of $8.0 million for two new manufacturing facilities offset by estimated proceeds of $17.0 million from the sales of discontinued businesses and assets.

        Cash and cash equivalents were $84.9 million, $112.4 million and $44.9 million at the end of fiscal years 2002, 2001 and 2000, respectively. Working capital was $240.6 million, $376.1 million and $350.7 million at the end of fiscal years 2002, 2001 and 2000, respectively. The company is currently in the process of renewing its $150.0 million revolving line of credit agreement that expires in March 2003. The company anticipates renewing this credit agreement prior to March 2003 under substantially similar terms as its existing credit agreement. Management believes that the company's strong working capital position, low debt levels and ability to generate cash flow from operations will allow the company to meet its normal operating cash requirements.

        Net cash from operations was $155.1 million in 2002, $160.2 million in 2001 and $50.0 million in 2000. Improved working capital management, combined with non-cash charges included in 2002's net loss, allowed the company to generate $155.1 million of cash flow from operations, 3% less than 2001. The company's net loss of $26.4 million included $108.9 million of net non-cash charges, comprised of $56.3 million of depreciation and amortization, $35.4 million of restructuring expenses, $25.9 million for the loss on the disposal of discontinued operations, and a gain of $8.7 million for the sale of the Russian telecommunication ventures. Improved collection efforts and lower sales helped the company decrease accounts receivable by $59.0 million. Days sales in billed receivables decreased 5% from 76 days at the end of 2001 to 72 days at the end of 2002. The cash flow from the discontinued businesses was reported as a single line item in cash flow from operations. The discontinued operations accounted for $22.2 million of cash flow from operations, generated mostly from reductions in the inventory and accounts receivable of these businesses.

        Net cash used for investing activities was $170.2 million in 2002, $79.1 million in 2001 and $95.4 million in 2000. In 2002, the company spent $170.2 million on investing activities, consisting primarily of $181.1 million spent on acquisitions and $40.5 million of capital expenditures offset by $50.3 million of proceeds from the sale of the company's Russian telecommunication ventures.

        In 2002, the company made net cash payments of $181.1 million for acquisitions. The largest acquisition was Celiant, for which the company paid $481.0 million, consisting of 16.3 million shares of the company's common stock valued at $266.6 million and cash of $214.4 million, consisting of purchase consideration and merger costs. The company acquired $58.7 million of cash from Celiant, making the company's net cash expenditure $155.7 million. The company spent an additional $25.4 million on several smaller acquisitions in 2002. In April 2002, the company acquired Quasar Microwave Technology Ltd. for $15.0 million. Quasar Microwave Technology Ltd. is a British manufacturer of microwave and millimeter wave radio components. Also in April 2002, the company acquired selected assets of Antenna Bad Blankenburg for $3.0 million. Antenne Bad Blankenburg is a German manufacturer of telematics equipment for the automotive industry. In July 2002, the company acquired selected assets and intellectual property of WSIL, a British manufacturer of power amplifiers, for $5.9 million. During 2002, the company also made an additional $1.5 million of deferred acquisition payments due to the Chesapeake Microwave Technologies, Inc. acquisition, which occurred in 1999.

        The company spent $21.4 million and $16.3 million for acquisitions in 2001 and 2000, respectively. In January 2001, the remaining 30% minority interest in the company's Brazilian operations was purchased for $7.0 million, consisting of a $6.0 million cash payment and $1.0 million payable at a future date. In July 2001, the company acquired selected assets of Deltec Telesystems International, Ltd., a base station antenna manufacturer located in New Zealand, for $7.1 million. In August 2001, the company acquired Micro Pulse Inc., a California based manufacturer of wireless and GPS antennas, for $6.5 million. The company spent $16.3 million in 2000, principally on two acquisitions. The company acquired Conifer Corporation, a manufacturer and designer of wireless data network products, and the controlling interest in Comtier Corporation, a manufacturer of satellite modems.

        The company's capital expenditures were $40.5 million in 2002, $70.3 million in 2001 and $74.2 million in 2000. The company decreased capital expenditures by 42% in 2002. This decrease was due mostly to reductions in spending on manufacturing facilities and management information systems. Capital expenditures in 2001 and 2000 were focused mainly on manufacturing facilities in China, Brazil and the U.K.

        Net cash used for financing activities was $17.9 million in 2002. The company reduced its total debt outstanding by $20.7 million in 2002. In 2002, the company reduced total debt in China by $29.0 million, increased short-term borrowing under its credit agreements by $14.9 million, and made its annual principal payment of $4.5 million on its senior notes.

        In 2000, the company's China operation borrowed an additional $29.5 million, denominated in Chinese Renminbi. The company used this debt to finance a significant portion of the expansion that occurred in China in 2001 and 2000. In 2002, the company used the positive cash flow generated in China to reduce this debt. The company also restructured some of its debt in China by moving approximately $9.7 million of long-term debt to short-term notes payable. The company also increased borrowing under its credit agreements by $14.9 million. This was due mainly to borrowing under the company's $150.0 million revolving credit agreement with Bank of America. The company primarily uses this line of credit to finance short-term working capital needs.

        The company receives cash from the sale of stock under employee and director option plans and the employee stock purchase plan. Under these plans, the company received cash proceeds of $2.8 million in 2002, $2.1 million in 2001 and $14.2 million in 2000.

        In 1997, the company implemented a stock buy-back program. The company's Board of Directors has authorized the company to repurchase up to 15.0 million shares under this program. The company repurchased 1.8 million shares at a cost of $24.6 million in 2000. The company has repurchased a total of 11.8 million shares at a total cost of $222.2 million under this plan from 1997 through 2000 and has made no repurchases in the last two fiscal years. Although the company has never paid cash dividends, the Board of Directors periodically reviews this practice and, to date, has elected to retain earnings in the business to finance future investments and operations.

Critical Accounting Policies

        The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. The first footnote to the company's consolidated financial statements, Summary of Significant Accounting Policies, describes the major accounting policies and methods used in the preparation of the consolidated financial statements. Estimates are used for, but not limited to, accounting for the allowance for doubtful accounts, sales returns, inventory allowances, warranty costs, depreciation and amortization, goodwill and intangible impairments, contingencies, revenue recognition, taxes, pension liabilities, and restructuring and discontinued operations costs. Actual results could differ materially from these estimates. A material change in these or other estimates could potentially have a material impact on results of operations. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates:

        The allowance for doubtful accounts is based on our assessment of the collectibility and the aging of the accounts receivable. If there were a deterioration of a major customer's creditworthiness, or actual defaults were higher than our historical experience, our estimates of the recoverability of amounts due to us could be overstated, which could have an adverse impact on our results of operations.

        A reserve for sales returns is established based on historical trends in product return rates. If actual future returns were to deviate from the historical data on which the reserve had been established, our results of operations could be adversely affected.

        Inventories are stated at the lower of cost or market. Inventory obsolescence reserves are maintained based on management's estimates, historical experience and forecasted demand for the company's products. A material change in these estimates could adversely impact gross profit.

        The company accrues for warranty costs based on historical trends in product return rates. If the company were to experience an increase in warranty claims compared with the company's historical experience, gross profit could be adversely affected.

        The company performs an annual impairment test of goodwill. If impairment indicators exist, the company will determine the fair value of net assets based on a discounted cash flow model. Due to uncertain market conditions, it is possible that future tests may indicate impairment in the fair value of goodwill, which could result in non-cash charges, adversely affecting the company's results of operations.

        The company recorded a $36.0 million restructuring charge in 2002. The charge was based on the company's best estimate of the costs associated with the restructuring plan, including estimated sales values of certain businesses and assets. If the cost to close facilities, terminate employees or realize sales proceeds significantly differ from forecast, results of operations could be impacted.

        Andrew's tax returns are subject to audit by various domestic and foreign tax authorities. During the course of these audits, the authorities often question positions taken in the returns, including the timing and amount of deductions and the allocation of income among various tax jurisdictions, which can affect the amount of taxes ultimately due. In evaluating the exposure associated with its various filing positions, Andrew records reserves for probable exposures. To the extent Andrew were to prevail in matters where accruals have been established or required to pay amounts in excess of the accrual, Andrew's effective tax rate and net income in a given financial period may be materially changed.

Risk Factors

        Safe Harbor for Forward-Looking Statements.    We have included forward-looking statements in this annual report including in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements." In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the company. Although we have based these statements on the beliefs and assumptions of our management and on information currently available to them, they are subject to risks and uncertainties. We wish to ensure that such statements are accompanied by meaningful cautionary statements, so as to obtain the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, such statements are qualified by reference to the discussion below of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements.

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

        Fluctuations in Operating Results.    Historically, our quarterly and annual sales and operating results have fluctuated. We expect fluctuations to continue in the future. In addition to general economic and political conditions, the following factors affect our sales: the timing of significant customer orders, our inability to forecast future sales due to our just-in-time supply approach, changes in competitive pricing, wide variations in profitability by product line, variations in operating expenses, the timing of announcements or introductions of new products by us, our competitors or our respective customers, the acceptance of those products, relative variations in manufacturing efficiencies and costs, and the relative strength or weakness of international markets. Since our quarterly and annual sales and operating results vary, we believe that period-to-period comparisons are not necessarily meaningful, and you should not rely on those comparisons as indicators of our future performance. Due to the foregoing factors, it is possible that in some future quarter or quarters our revenues or operating results will not meet the expectations of the public stock market analysts or investors, which could cause the price of our common stock to decline.

        Share Price Volatility.    The market price of our common stock is very volatile. We believe the price fluctuates in response to our actual or anticipated quarterly and annual orders, sales, net income and cash flow, changes in general economic conditions, reliance on international markets, changes in analysts' expectations, estimates and recommendations, and news reports regarding us, our competitors and our markets. In addition, the U.S. stock market in general and telecommunications stocks in particular have been extremely volatile. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our actual operating performance. In addition, delays or postponements of wireless infrastructure deployments, including 3G technology, may adversely affect the price of our stock, regardless of whether such deployments have an actual impact on our orders or sales. We expect that the price of our common stock will fluctuate in the future, perhaps substantially.

        Economic and Political Conditions.    Conditions in the domestic and global economies are extremely uncertain. Recent terrorist attacks, current conflicts in the Middle East and the potential for future terrorist attacks have created many economic and political uncertainties that have severely impacted the global economy, and it is difficult for us to predict the long-term effects of these uncertainties on our business. Weak domestic and international economic conditions have had a material negative effect on the worldwide telecommunications industry. Since early 2001, the industry has experienced a significant decline in revenue and product orders. This decline has resulted, and may continue to result, in the reduction of capital expenditure budgets and the delay in product orders and, in turn, decreased demand for our products. While we are optimistic about long-term prospects, the rate at which the telecommunications industry improves is critical to our ability to improve our overall financial performance.

        Intense Competition and Pricing Pressure.    We believe that to be profitable in the future we must respond effectively to increased competitive pressure. The communications equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. Our growth depends significantly upon our ability to enhance our existing products and to introduce new products on a timely basis. We consider our principal competitive factors to include product quality and performance, service and support, pricing and proprietary technology. Over the past several years, in response to aggressive pricing practices by our competitors, we have significantly lowered prices for most of our products. In addition, the ongoing consolidation within the telecommunications industry has given our customers substantial purchasing power, which contributes to additional pricing pressure. If we are unable to compete successfully, we may lose market share. We expect that a significant loss in market share would have a material negative effect on our business, financial condition and operating results.

        International Risk.    A significant portion of our sales are outside the U.S., and in recent years we have significantly increased our international manufacturing capabilities. We anticipate that international sales will continue to represent a substantial portion of our sales and that continued growth and profitability will require further international expansion. Identifiable foreign exchange rate exposures result primarily from currency fluctuations, accounts receivable from customer sales, the anticipated purchase of products from affiliates and third-party suppliers, and the repayment of intercompany loans with foreign subsidiaries denominated in foreign currencies. International business risks also include political and economic instability, tariffs and other trade barriers, longer customer payment cycles, adverse taxes, restrictions on the repatriation of earnings, expropriation or requirements of local or shared ownership, compliance with local laws and regulations, terrorist attacks, developing legal systems, reduced protection of intellectual property rights in some countries, cultural and language differences, and difficulties in managing and staffing operations. We believe that international risks and uncertainties could materially impact our future sales, financial condition and operating results.

        Impact of Restructuring.    We believe that our current restructuring efforts will generate significant cost savings. The company's ability to achieve these cost savings is based on the company's ability to carry out its restructuring plans, close designated facilities and to consolidate into existing and new facilities.

        Dependence on Relationships with Key Customers.    With our acquisition of Celiant, our RF Power Amplifiers Group will account for a significant portion of our sales. The group sells the vast majority of its products to one customer, Lucent Technologies Inc. We are party to a supply agreement with Lucent pursuant to which Lucent has committed to purchase from us at specified prices a minimum of $350 million of products in 2003 and $425 million of products in 2004, subject to certain adjustments. The agreement is effective until August 31, 2006; however, after 2004 there are no firm commitments for orders, although there is an agreement that Lucent will award Andrew 80% of Lucent's North American Power Amplifier market. Lucent has indicated a desire to renegotiate the contract, and we have begun discussions to reach mutually beneficial modifications. If such negotiations result in a reduction in Lucent's commitment or if Lucent were unable or unwilling to perform its obligations under that agreement, sales of our radio frequency (RF) power amplifiers could decline, which could result in decreased profits and potential impairment of intangible assets acquired from Celiant. In addition, our RF Power Amplifiers Group depends on single sources for certain key components, and a failure by any of these sources to provide components of sufficient quality and quantity on a timely and cost-efficient basis could cause a delay in shipments, which could result in delayed or lost revenues or customer dissatisfaction.

        Rapid Technological Change and Pressure To Develop New Products.    The markets in which we and our customers compete are characterized by rapidly changing technology, rapid product obsolescence, evolving industry standards, continuous improvements in products and services, and significant price erosion over the life of the product. We believe that our future success depends on our ability to effectively anticipate and respond to changes in technology, customer needs and industry standards. Failure to anticipate changes, to adapt current products, to develop and introduce new products on a timely basis, or to gain market acceptance for new products would impair our competitiveness and could have a material negative impact on our business and operating results.

        Customer Financing and Spending Patterns.    Demand for our products is influenced by our customers' spending patterns and ability to obtain financing. Our sales trends are impacted by customer spending on non-Andrew-provided infrastructure, such as upgrades and conversions to 3G technology and spending on switching equipment. Lack of current customer spending has resulted in delays of 3G technology deployment, which in turn, may cause fluctuations in sales of our wireless infrastructure products.

        Consolidation of Telecommunications Industry.    The telecommunications industry has experienced significant consolidation, and this trend is expected to continue. It is possible that we and one or more of our competitors each supply products to the companies that have merged or will merge. This consolidation could result in delays in purchasing decisions by merged companies or in us playing a decreased role in the supply of products to the merged companies.

        Dependence on Intellectual Property Rights.    Others could obtain or use our intellectual property without our permission, develop equivalent or superior technology, or claim that we have infringed on their intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, and non-disclosure and non-competition agreements to protect our rights, but there can be no assurance that these measures will adequately protect our property rights or that our proprietary information will not otherwise become known or be independently developed by our competitors. We are dependent on our intellectual property rights as a whole; however, we do not believe that the loss of exclusivity with respect to any one right would have a significant negative impact on our business, financial condition or operating results. If a third party succeeded in making an infringement claim against us or our customers, and either we are unable to license the technology on commercially reasonable terms or alternative designs are not practicable, our business, financial condition and operating results could suffer. In addition, we may initiate claims or litigation against third parties for infringement or to establish the validity of our proprietary rights, which could be costly and divert the efforts and attention of management, regardless of whether we are successful.

        Health Risks.    Allegations of health risks from the electromagnetic fields generated by base stations and mobile handsets, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of mobile phones or by causing us to allocate resources to these issues.

        Ability To Attract and Retain Qualified People.    We believe that our future success significantly depends on our ability to attract, motivate and retain highly qualified management, technical and marketing personnel. The competition for these individuals is intense. From time to time, there may be a shortage of skilled labor, which may make it more difficult and expensive for us to attract, motivate and retain qualified employees. We believe our inability to do so could negatively impact our business, financial condition and operating results.

        Impact of Governmental Regulation.    We are not directly regulated in the U.S., but many of our U.S. customers and the telecommunications industry generally are subject to Federal Communications Commission regulation. In overseas markets, there are generally similar governmental agencies that regulate our customers. We believe that regulatory changes could have a significant negative effect on our business and operating results by restricting our customers' development efforts, making current products obsolete or increasing competition. Our customers must obtain regulatory approvals to operate certain of our products. Any failure or delay by any of our customers to obtain these approvals would adversely impact our ability to sell our products. The enactment by governments of new laws or regulations or a change in the interpretation of existing regulations could adversely affect the market for our products. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. In the past, the delays inherent in this governmental approval process have caused, and may in the future cause, the cancellation or postponement of the deployment of new technologies. These delays could have a material adverse effect on our business, results of operations and financial condition.

Consolidated Statements of Operations

	Year Ended September 30
Dollars in thousands, except per share amounts
	2002	2001	2000
Sales	$864,801	$935,276	$902,898
Cost of products sold	627,093	625,367	580,576

Gross Profit	237,708	309,909	322,322
Operating Expenses
Research and development	57,977	39,934	31,684
Sales and administrative	140,307	161,223	150,245
Intangible amortization	5,121	150	204
Restructuring	24,908	—	—

	228,313	201,307	182,133

Operating Income	9,395	108,602	140,189
Other
Interest expense	5,079	7,413	8,862
Interest income	(3,617)	(2,645)	(2,083)
Other expense, net	3,514	2,442	4,271
Gain on the sale of equity investments	(8,651)	—	—

	(3,675)	7,210	11,050

Income from Continuing Operations Before Income Taxes	13,070	101,392	129,139
Income taxes	2,578	32,444	41,324

Income from Continuing Operations	10,492	68,948	87,815
Discontinued Operations
Loss from operations of discontinued operations, net of tax benefit	10,484	7,326	8,214
Loss on disposal of discontinued operations, net of tax benefit	26,387	—	—

	36,871	7,326	8,214

Net Income (Loss)	$(26,379)	$61,622	$79,601

Basic and Diluted Income from Continuing Operations per Average Share of Common Stock Outstanding	$0.12	$0.85	$1.08
Basic and Diluted Net Income (Loss) per Average Share of Common Stock Outstanding	$(0.30)	$0.76	$0.98

Average Basic Shares Outstanding	87,197	81,382	80,944
Average Diluted Shares Outstanding	87,295	81,542	81,418

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	September 30
Dollars in thousands
	2002	2001
Assets
Current Assets
Cash and cash equivalents	$84,871	$112,377
Accounts receivable, less allowances (2002—$6,516; 2001—$4,053)	215,406	226,029
Inventories
Finished products	61,963	56,208
Materials and work in process	72,030	93,282

	133,993	149,490
Other current assets	28,121	7,080
Current assets—discontinued operations	14,792	60,534

Total Current Assets	477,183	555,510
Other Assets
Costs in excess of net assets of businesses acquired	396,295	41,870
Intangible assets, less amortization	47,344	2,912
Investments in and advances to affiliates	—	37,085
Other assets	1,809	2,643
Non-current assets—discontinued operations	2,000	13,111
Property, Plant and Equipment
Land and land improvements	17,890	18,618
Buildings	98,714	98,110
Equipment	448,036	403,108
Allowance for depreciation	(365,605)	(315,235)

	199,035	204,601

Total Assets	$1,123,666	$857,732

Liabilities and Stockholders' Equity
Current Liabilities
Notes payable	$66,184	$44,109
Accounts payable	69,835	57,621
Restructuring	15,329	—
Accrued expenses and other liabilities	44,548	21,897
Compensation and related expenses	28,434	24,738
Current portion of long-term debt	7,250	25,546
Current liabilities—discontinued operations	4,990	5,517

Total Current Liabilities	236,570	179,428
Deferred Liabilities	28,461	37,433
Long-Term Debt, less current portion	13,391	39,905
Minority Interest	—	316
Stockholders' Equity
Common stock (par value, $.01 per share: 400,000,000 shares authorized; 102,718,210 shares issued, including treasury)	1,027	1,027
Additional paid-in capital	145,764	65,870
Accumulated other comprehensive loss	(46,089)	(44,773)
Retained earnings	796,374	822,753
Treasury stock, at cost (4,500,493 shares in 2002; 21,187,764 shares in 2001)	(51,832)	(244,227)

Total Stockholders' Equity	845,244	600,650

Total Liabilities and Stockholders' Equity	$1,123,666	$857,732

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Year Ended September 30
Dollars in thousands
	2002	2001	2000
Cash Flows from Operations
Net Income (Loss)	$(26,379)	$61,622	$79,601
Adjustments to Net Income (Loss)
Depreciation and amortization	56,316	50,924	44,495
Restructuring costs	35,400	—	2,820
Discontinued operations costs, net of taxes	25,903	—	—
Operating cash flow from discontinued operations	22,221	15,330	(14,677)
Gain on the sale of equity investments	(8,651)	—	—
Other	(401)	(2,240)	3,948
Change in Operating Assets/Liabilities
Decrease (increase) in accounts receivable	59,011	3,603	(65,643)
Decrease (increase) in inventories	6,665	4,134	(40,275)
(Increase) decrease in other assets	(10,724)	5,049	(1,041)
(Decrease) increase in accounts payable and other liabilities	(4,240)	21,730	40,746

Net Cash from Operations	155,121	160,152	49,974
Investing Activities
Capital expenditures	(40,496)	(70,293)	(74,181)
Capital expenditures related to discontinued operations	(65)	(1,772)	(9,361)
Proceeds from sale of equity investments	50,301	—	—
Acquisition of businesses, net of cash acquired	(181,052)	(21,380)	(16,262)
Investments in and advances to affiliates	58	13,651	4,152
Proceeds from sale of property, plant and equipment	1,016	724	288

Net Cash Used for Investing Activities	(170,238)	(79,070)	(95,364)
Financing Activities
Long-term borrowings—payments	(44,658)	(14,516)	(7,142)
Long-term borrowings	—	289	30,196
Notes payable borrowings (payments)—net	23,927	(3,945)	42,761
Stock purchase and option plans	2,840	2,053	14,201
Purchase of treasury stock	—	—	(24,630)

Net Cash (Used for) from Financing Activities	(17,891)	(16,119)	55,386
Effect of exchange rate changes on cash	5,502	2,549	(3,418)

(Decrease) Increase for the Year	(27,506)	67,512	6,578
Cash and equivalents at beginning of year	112,377	44,865	38,287

Cash and Equivalents at End of Year	$84,871	$112,377	$44,865

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Dollars in thousands	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Balance at September 30, 1999	$1,027	$55,802	$(21,755)	$681,530	$(232,594)	$484,010
Repurchase of shares					(24,630)	(24,630)
Stock purchase and option plans		8,334			9,676	18,010
Foreign currency translation adjustments			(14,046)			(14,046)
Net Income				79,601		79,601

Comprehensive Income						65,555

Balance at September 30, 2000	$1,027	$64,136	$(35,801)	$761,131	$(247,548)	$542,945
Stock purchase and option plans		1,734			3,321	5,055
Foreign currency translation adjustments			(8,972)			(8,972)
Net Income				61,622		61,622

Comprehensive Income						52,650

Balance at September 30, 2001	$1,027	$65,870	$(44,773)	$822,753	$(244,227)	$600,650
Stock purchase and option plans		1,007			4,701	5,708
Shares issued—Celiant purchase		78,887			187,694	266,581
Minimum pension liability net of income taxes			(5,470)			(5,470)
Foreign currency translation adjustments			4,154			4,154
Net Loss				(26,379)		(26,379)

Comprehensive Loss						(27,695)

Balance at September 30, 2002	$1,027	$145,764	$(46,089)	$796,374	$(51,832)	$845,244

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

Inventories

        Inventories are stated at the lower of cost or market. Inventories stated under the last-in, first-out (LIFO) method represent 49% of total inventories in 2002 and 50% of total inventories in 2001. The remaining inventories are valued on the first-in, first-out (FIFO) method.

        If the FIFO method, which approximates current replacement cost, had been used for all inventories, the total amount of inventories would have remained unchanged at September 30, 2002 and September 30, 2001.

Property, plant and equipment

        Property, plant and equipment is recorded at cost. Depreciation is computed using accelerated methods based on estimated useful lives of the assets for both financial reporting and tax purposes. Buildings are depreciated over 10 to 30 years and equipment is depreciated over 3 to 8 years. Depreciation expense was $51.3 million, $46.1 million and $40.5 million for 2002, 2001 and 2000, respectively.

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

Identifiable intangible assets

        The company reports identifiable intangible assets net of accumulated amortization. Accumulated amortization on identifiable intangible assets was $6.7 million and $1.4 million at September 30, 2002 and 2001, respectively. The company amortizes all of its identifiable intangible assets, excluding goodwill, over their estimated useful lives. The company's current net identifiable intangible assets of

$47.3 million will be amortized over the next five years. The company's scheduled amortization expense in millions over the next five years is as follows:

Dollars in millions	2003	2004	2005	2006	2007
	$14.7	$14.7	$7.0	$6.8	$4.1

Foreign currency translation

        The functional currency for the company's foreign operations is predominantly the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average monthly exchange rates for revenue and expense accounts. Adjustments resulting from translation are included in accumulated other comprehensive income, a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income. Net gains and (losses) resulting from foreign currency transactions that are included in other expense, net were ($2.1) million, ($3.3) million, and $1.7 million for 2002, 2001 and 2000, respectively.

Hedging and derivative instruments

        The company is exposed to changes in foreign exchange rates as a result of its foreign operations. The company primarily manages its foreign currency risk by making use of naturally offsetting positions. These natural hedges include the establishment of local manufacturing facilities that conduct business in local currency and the use of borrowings denominated in local currencies. The company also selectively utilizes derivative instruments such as forward exchange contracts to manage the risk of exchange fluctuation. These instruments held by the company are not leveraged and are not held for trading or speculative purposes. At September 30, 2002, the company had no derivative instruments designated as a hedge.

        In fiscal years 2002 and 2001, the company had designated notes payable denominated in Swiss francs as a net investment hedge of the company's net assets of its Swiss subsidiary. Changes in the value of the Swiss franc notes payable held in the U.S. directly correlated to changes in value of the net assets of the company's Swiss franc functional subsidiary. There was no hedge ineffectiveness, therefore changes in value of the Swiss franc notes payable were recorded in accumulated other comprehensive income. Unrealized gains and (losses) on the Swiss franc notes payable recorded to accumulated other comprehensive income in fiscal years 2002 and 2001 were $1.5 million and ($2.3) million, respectively.

Income taxes

        Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued accounting policies

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, "Accounting and Reporting for Obligations Associated with the

Retirement of Tangible Long-Lived Assets and the Associated Asset Retirement Costs." In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of Statement 13, and Technical Corrections." FASB Statement No. 145 modifies reporting of extinguishment of debt and amends accounting for leases. The company will adopt these accounting standards beginning in fiscal year 2003. The company does not expect that the adoption of these standards will have a material effect on the company's financial statements.

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of this statement will be effective for exit or disposal activities initiated after December 31, 2002. The company's current restructuring plan, initiated in September 2002, is being accounted for under the previously existing accounting principles for restructuring, primarily Emerging Issues Task Force Issue 94-3. The company accrued pre-tax charges of $36.0 million when the company's management approved the current restructuring plan. If the company had accounted for this restructuring plan under FASB Statement No. 146, certain costs such as employee termination benefits of $11.8 million and lease and contract cancellation costs of $2.5 million accrued in this $36.0 million would have been recognized over the restructuring period as incurred and not accrued in fiscal year 2002.

Adoption of new accounting policies

        Starting in fiscal year 2002, the company adopted the FASB's Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new statements, goodwill is no longer amortized but is subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. Goodwill amortization included in sales and administrative expense in fiscal years 2001 and 2000 was $4.6 million and $4.0 million, respectively. As required by FASB Statement No. 142, the company performed an initial, as well as the first annual impairment test of goodwill. Both of these tests indicated no impairment of goodwill. If impairment indicators exist, the company will determine the fair value of net assets based on a discounted cash flow model. Due to uncertain market conditions, it is possible that future tests may indicate impairment in the fair value of goodwill, which could result in non-cash charges, adversely affecting the company's results of operations.

        The following table discloses the effect on income and earnings per share as if the non-amortization of goodwill provisions of FASB Statement No. 142 were adopted at the beginning of fiscal year 2000.

	Year Ended September 30
Dollars in thousands, except per share amounts
	2002	2001	2000
Reported income from continuing operations	$10,492	$68,948	$87,815
Add back goodwill amortization	—	4,373	3,776

Adjusted income from continuing operations	$10,492	$73,321	$91,591
Reported basic and diluted income from continuing operations, per share	$0.12	$0.85	$1.08
Add back goodwill amortization	—	0.05	0.05

Adjusted basic and diluted income from continuing operations, per share	$0.12	$0.90	$1.13

Reported net income (loss)	$(26,379)	$61,622	$79,601
Add back goodwill amortization	—	4,584	3,987

Adjusted net income (loss)	$(26,379)	$66,206	$83,588
Reported basic and diluted net income (loss) per share	$(0.30)	$0.76	$0.98
Add back goodwill amortization	—	0.05	0.05

Adjusted basic and diluted net income (loss) per share	$(0.30)	$0.81	$1.03

        The company has chosen to early adopt the FASB's Statement of Financial Accounting Standards No. 144, "Accounting and Reporting for the Impairment or Disposal of Long-Lived Assets." FASB Statement No. 144 expands the use of discontinued operations from a reporting segment of an entity to the lower level of a component of an entity as defined by FASB Statement No. 144. The provisions of FASB Statement No. 144 allow the company to classify the results of operations and estimated disposal of the equipment shelter, wireless accessory and satellite modem businesses as discontinued operations. All periods presented have been restated to exclude the operating results of these businesses from continuing operations. The results of operations of these businesses have been reported net of income taxes as discontinued operations.

Business Acquisitions

        In fiscal year 2001, the company completed four acquisitions. In January 2001, the company purchased the remaining 30% minority interest in the company's Brazilian operations for $7.0 million. The $7.0 million purchase price consisted of a $6.0 million cash payment and $1.0 million payable within a year of the purchase. In February 2001, the company capitalized $7.8 million of loans to Comtier Corporation in exchange for additional ownership of Comtier Corporation, bringing the company's ownership percentage to 81%. In July 2001, the company acquired selected assets and intellectual property of Deltec Telesystems International, Ltd., of Wellington, New Zealand for $7.1 million. The company acquired Deltec's Teletilt™ remotely adjustable downtilt base station antenna technology. In August 2001, the company acquired Micro Pulse Inc., a Camarillo, California-based global manufacturer of wireless and GPS antennas for $6.5 million. The 2001 acquisitions were accounted for as purchases, resulting in $10.7 million of goodwill and $1.8 million of intangible assets. Pro forma results of operations, assuming these transactions occurred at the beginning of fiscal year 2000, were not materially different from the reported results of operations.

        In fiscal year 2002, the company completed one major acquisition, Celiant Corporation, and three smaller acquisitions. In June 2002, the company acquired Celiant Corporation, which designs,

manufactures and markets radio frequency (RF) power amplifiers for use in wireless communications networks. Total purchase consideration was $481.0 million, consisting of $203.1 million in cash, 16,278,805 shares of the company's common stock valued at $266.6 million, and $11.3 million of acquisition-related costs. The 16,278,805 shares were valued at $16.38, the February 15, 2002 closing price, the last trading day before the acquisition agreement was signed. These 16,278,805 shares represent 16.6% of the company's total shares outstanding at September 30, 2002. The company acquired $58.7 million of cash in the Celiant acquisition, making the company's net cash expenditure $155.7 million for this acquisition. The assets and liabilities of Celiant were recorded based upon their fair value determined by management and by an independent appraisal using currently available information. A preliminary allocation of the purchase price is as follows:

Dollars in thousands
Tangible assets	$97,700
Intangible assets	42,800
Goodwill	340,504

Total purchase consideration	$481,004

        Celiant's results of operations have been included with the company's since June 4, 2002. Pro forma results of operations, assuming the acquisition of Celiant occurred on October 1, 2001, are as follows:

	Year Ended September 30, 2002
Dollars in thousands, except per share amount	Andrew	Celiant Oct. 1, 2001 to Jun. 3, 2002	Pro Forma Adjustments	Pro Forma
Sales	$864,801	$228,519	$—	$1,093,320
Income from continuing operations	$10,492	$12,311	$(8,892)	$13,911
Average diluted shares outstanding	87,295	—	10,837	98,132
Income from continuing operations, per share	$0.12	$—	$—	$0.14
Net income (loss)	$(26,379)	$12,311	$(8,892)	$(22,960)
Average diluted shares outstanding	87,197	—	10,837	98,034
Diluted net loss per share	$(0.30)	$—	$—	$(0.23)

        The pro forma adjustments consist of interest expense net of applicable taxes and the non-deductible amortization of the intangible assets acquired in the Celiant acquisition. The company estimates that it would have had to borrow an additional $63.0 million in notes payable at 3.0%, resulting in an after-tax interest expense of $0.8 million. The amortization of the $42.8 million of identifiable intangibles over this eight-month period would have created an additional $8.1 million of amortization expense.

        Celiant commenced operations on June 1, 2001 as a spin-out of Lucent Technologies' power amplifier business. Lucent did not maintain the amplifier business as a separate business unit and external financial statements historically have not been prepared. Presenting meaningful pro forma financial data for fiscal years 2001 and 2000 would require the company to make significant estimates based on forward-looking information, and therefore the company is not providing pro forma financial data for fiscal years prior to 2002.

        The company also made three smaller acquisitions in fiscal year 2002. In April 2002, the company acquired Quasar Microwave Technology Ltd. for $15.0 million. Quasar Microwave Technology Ltd. is located in Devon, England and is a manufacturer of microwave and millimeter wave radio components.

Also in April 2002, the company acquired selected assets of Antenna Bad Blankenburg for $3.0 million. Antenna Bad Blankenburg is a German manufacturer of telematics equipment for the automotive industry. In July 2002, the company acquired selected assets and intellectual property of WSIL, a British manufacturer of power amplifiers, for $5.9 million. These three acquisitions were accounted for using the purchase method of accounting and resulted in $15.2 million of goodwill and $5.9 million of identifiable intangible assets. Pro forma results of operations, assuming these three acquisitions occurred at the beginning of fiscal year 2001, were not materially different from the reported results of operations.

Per Share Data

        The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30
Dollars in thousands, except per share amounts
	2002	2001	2000
Basic Earnings (Loss) per Share
Income from continuing operations	$10,492	$68,948	$87,815
Average basic shares outstanding	87,197	81,382	80,944
Basic income from continuing operations per share	$.12	$.85	$1.08

Net income (loss)	$(26,379)	$61,622	$79,601
Average basic shares outstanding	87,197	81,382	80,944
Basic net income (loss) per share	$(.30)	$.76	$.98

Diluted Earnings (Loss) per Share
Income from continuing operations	$10,492	$68,948	$87,815
Average basic shares outstanding	87,197	81,382	80,944
Effect of dilutive securities: stock options	98	160	474

	87,295	81,542	81,418
Diluted income from continuing operations per share	$.12	$.85	$1.08

Net income (loss)	$(26,379)	$61,622	$79,601
Average diluted shares outstanding	87,197	81,382	80,944
Effect of dilutive securities: stock options	—	160	474

	87,197	81,542	81,418
Diluted net income (loss) per share	$(.30)	$.76	$.98

        For fiscal year 2002, 98,000 diluted shares were not included in the calculation of the net loss per share because these shares would have reduced the reported net loss per share. Options to purchase 5,569,000, 3,664,000 and 1,191,000 shares of common stock in 2002, 2001 and 2000, respectively, were not included in the computation of diluted shares because the options' exercise prices were greater than the average market price of the common shares.

Investments in and Advances to Affiliates

        On December 4, 2001, the company completed the sale of its interest in a group of Russian telecommunications companies, which was accounted for using the equity method. The company received $50.3 million, net of $0.3 million of Russian withholding tax, for the sale of these investments. These investments were sold to Antel Holdings Ltd., a newly formed subsidiary of Group Menatep, a Russian financial holding company. The company sold the following investments: 49% of ZAO Rascom, 45% of ZAO Metrocom, 45% of MAcommnet, 64.4% of Magistral Telecom and 99.7% of ZAO MKS. As part of this transaction, the company also sold its wholly owned, U.S.-based, international telecommunications carrier, Antel. This sale resulted in an $8.7 million pre-tax gain and an after-tax gain of $7.3 million.

        The company continues to hold an equity interest in two telecommunication ventures. The company guarantees a $1.5 million line of credit used by these ventures. At September 30, 2002, $1.5 million was outstanding under this line of credit.

Defined Benefit Plan

        Employees of the company's United Kingdom subsidiary, Andrew Ltd., participate in a defined benefit plan. Benefits are based on an employee's final pensionable salary. The plan's assets are held by a trust, the Andrew Ltd. Pension Life and Assurance Plan, and an independent third party manages the investments. The plan assets are invested in equity and debt securities and are not invested in the company's common stock. The company's accumulated benefit obligation under this plan was $36.6 million and $27.2 million at September 30, 2002 and 2001, respectively. At September 30, 2002, the accumulated benefit obligation exceeded the fair value of plan assets by $7.8 million. The company recorded this minimum pension liability of $7.8 million to deferred liabilities and to other comprehensive income net of applicable income taxes. The reconciliation of the beginning and ending balance of the projected benefit obligation, reconciliation of the beginning and ending balance of the fair value of the plan assets, funded status of the plan and amounts recognized on the company's consolidated balance sheet are as follows:

	September 30
Dollars in thousands
	2002	2001
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	$38,004	$35,633
Service costs	2,323	2,363
Interest costs	2,386	2,315
Actuarial loss (gain)	7,423	(2,146)
Benefits paid	(1,909)	(432)
Foreign currency translation adjustment	2,519	271

Projected benefit obligation at end of the year	50,746	38,004
Change in plan assets
Fair value of plan assets at beginning of the year	31,836	36,926
Return on plan assets	(4,930)	(6,951)
Company contribution	1,404	1,357
Contribution by plan participants	701	683
Benefits and expenses paid	(1,909)	(432)
Foreign currency translation adjustment	1,731	253

Fair value of plan assets at end of the year	28,833	31,836

Funded status of the plan	(21,913)	(6,168)
Unrecognized prior service costs	$162	$191
Unrecognized assets	—	(21)
Unrecognized actuarial loss	14,186	6,978

Net prepaid pension costs recognized	$(7,565)	$980

        The components of net periodic pension costs recognized in income are as follows:

	Year Ended September 30
Dollars in thousands
	2002	2001	2000
Service costs	$2,323	$2,363	$2,342
Interest costs	2,386	2,315	2,115
Expected return	(2,100)	(2,489)	(2,714)
Contribution by plan participants	(701)	(683)	(644)
Amortization of unrecognized net assets	(21)	(21)	(22)
Amortization of unrecognized prior service costs	40	38	40
Amortization of net loss	203	—	—

	$2,130	$1,523	$1,117

        The following actuarial rate assumptions were used in determining the net periodic pension costs recognized in income:

	2002	2001	2000
Discount rate	6.25%	6.50%	6.50%
Annual compensation increase	4.00%	4.50%	4.50%
Expected return on plan assets	7.00%	7.00%	7.00%
Post-retirement pension increase	2.50%	2.75%	2.75%

        The actuarial rate assumptions used to determine the project benefit obligation at September 30, 2002 were as follows: discount rate 5.5%, annual compensation increase 3.5%, expected return on plan assets 6.5%, and post-retirement pension increase 2.5%.

Profit Sharing Plans

        Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 2002, 2001 and 2000 were $6,801,000, $10,248,000 and $8,673,000, respectively.

Borrowings

Lines of Credit and Short-Term Borrowings

        The company maintains a $150 million revolving line of credit agreement with a group of ten banks led by Bank of America, NA as administrative agent. The maximum outstanding during 2002 under the line of credit was $130.0 million and the weighted average interest rate for borrowings under this line in fiscal year 2002 was 2.13%. The outstanding balance at September 30, 2002 was $50.8 million. This agreement expires in March 2003. The company anticipates renewing this agreement prior to March 2003 under substantially similar terms as the current agreement.

        The company maintains an $11.4 million line of credit agreement, denominated in Brazilian reais, with ABN-AMRO for its Brazilian operations. The company's maximum outstanding borrowing under this line during 2002 was $1.1 million and the weighted average interest rate for borrowings under this line in fiscal year 2002 was 23.1%. There were no borrowings outstanding at September 30, 2002.

        The company maintains a $15 million Canadian dollar line of credit with Bank of America Canada. The maximum outstanding during 2002 was $13.0 million Canadian dollars and the weighted average interest rate for all borrowings under this line in fiscal year 2002 was 3.72%. Outstanding at September 30, 2002 was $9.0 million Canadian dollars, or $5.7 million U.S. dollars.

        The company has a six-month, 80.0 million RMB, or $9.7 million U.S. dollar, note payable with the Agricultural Bank of China. This note has a fixed interest rate of 4.54% and is due in January 2003. In fiscal year 2002, the company entered into an 80.0 million RMB, or $9.7 million U.S. dollar, line of credit agreement with Bank of America for its China operations. The company had no borrowings on this facility during fiscal year 2002.

Long-Term Debt

        Long-term debt at September 30 consisted of the following:

Dollars in thousands	2002	2001
9.52% senior notes payable to insurance companies in annual installments from 1995 to 2005	$13,635	$18,181
Variable rate Industrial Development Revenue Bond with Coweta County, Georgia	3,800	3,800
5.85% RMB loan from the Agricultural Bank of China, supported by a Bank of America letter of credit	—	7,732
6.56% RMB loan from the Shanghai Pudong Development Bank, supported by a Bank One letter of credit	—	11,598
6.74% RMB loan from Bank of America Shanghai	1,932	1,932
5.96% RMB loan from the Agricultural Bank of China, supported by a Bank One letter of credit	—	19,330
12.00% loan agreement with Banco Nacional De Desenvolvimento Economico E Social	315	1,551
Other	959	1,327
Less: Current Portion	7,250	25,546

Total Long-Term Debt	$13,391	$39,905

        Under the terms of the company's loan agreements, the company has agreed to meet various requirements, including maintaining certain levels of working capital and net worth. At September 30, 2002, all of these requirements have been met.

        The amounts of long-term debt maturing after September 30, 2002 are:

Dollars in thousands	2003	2004	2005	2006
	$7,250	$4,908	$8,471	$12

        Cash payments for interest on all borrowings were $4,348,000, $8,574,000 and $8,128,000 in 2002, 2001 and 2000, respectively.

        The carrying amount of long-term debt as of September 30, 2002 approximates fair value. The fair value was determined by discounting the future cash outflows based upon current market rates for instruments with similar risk and term to maturity.

Restructuring

        In September 2002, the company initiated a plan to restructure its manufacturing operations. The company plans to close several manufacturing and engineering facilities and consolidate into fewer, more efficient facilities. These restructuring activities will result in closing the following U.S. locations: Denton and Richardson, Texas; Tinley Park, Illinois; Scottsdale, Arizona; and Burlington, Iowa. Internationally, the following locations will be closed: Bad Blankenburg, Germany; Krasnoyarsk, Russia; Newton Abbot, England; and Wellington, New Zealand. These facilities will be replaced by two new manufacturing facilities in Mexico and Europe. In addition, two new, smaller engineering offices will be established in Europe, along with a new engineering office in Texas. The company plans to terminate approximately 1,000 employees at these facilities. The company anticipates that approximately 400 employees could be hired at the new facilities.

        In the fourth quarter of fiscal year 2002, the company recorded a $36.0 million pre-tax charge for these activities comprised of the following:

Dollars in thousands	Restructuring Charge	Actual Charges to Reserve	Sept. 30, 2002 Reserve Balance
Inventory write-downs	$11,138	$(11,138)	$—
Employee termination costs	11,877	—	11,877
Equipment and other asset write-downs	9,579	(9,579)	—
Lease and contract cancellation costs	3,452	—	3,452

Pre-tax charge	$36,046	$(20,717)	$15,329

        On an after-tax basis, these restructuring charges were $25.2 million. The company expects to incur an additional $5.2 million of pre-tax restructuring charges for inventory and fixed asset relocation costs that will be expensed as incurred in fiscal year 2003. Actual cash charges incurred for restructuring in 2002 were $0.6 million.

Discontinued Operations

        In September 2002, the company discontinued three non-strategic businesses: equipment shelters, wireless accessories and satellite modems. The company sold its equipment shelter business in October 2002 and anticipates selling the wireless accessory business by the end of fiscal year 2003. The company closed its satellite modem business in September 2002. These businesses employed approximately 200 employees. The company recognized an after-tax charge of $26.4 million to reduce the carrying value of the net assets of these businesses to their fair value. The company estimated the fair value of these assets based on the projected proceeds from sale of these assets, net of any related costs. This $26.4 million charge consisted of a pre-tax charge of $34.7 million net of an $8.3 million tax benefit. Included in this $26.4 million is $2.1 million of goodwill, which is the portion of the company's total goodwill attributable to these discontinued operations.

        The results of operations for the discontinued businesses are as follows:

	Year Ended September 30
Dollars in thousands
	2002	2001	2000
Sales	$54,108	$114,219	$131,607
Cost of sales	58,010	106,643	121,926

Gross profit (loss)	(3,902)	7,576	9,681
Operating expenses	11,077	18,347	21,760

Loss before income taxes	(14,979)	(10,771)	(12,079)
Income tax benefit	(4,495)	(3,445)	(3,865)

Loss from discontinued operations	$(10,484)	$(7,326)	$(8,214)

Income Taxes

        The composition of the provision for income taxes is as follows:

	Year Ended September 30
Dollars in thousands
	2002	2001	2000
Currently Payable
Federal	$4,189	$8,546	$10,201
Non-United States	10,518	12,227	19,085
State	(1,451)	958	2,782

	13,256	21,731	32,068
Deferred (Credit)
Federal and State	(10,678)	10,713	9,019
Non-United States	—	—	237

	(10,678)	10,713	9,256

	$2,578	$32,444	$41,324

Income Taxes Paid	$12,033	$16,450	$25,522

Components of Income (Loss) from Continuing Operations before Income Taxes
United States	$(26,101)	$17,204	$48,042
Non-United States	39,171	84,188	81,097

	$13,070	$101,392	$129,139

        The company's effective income tax rate varied from the statutory United States federal income tax rate because of the following:

	Year Ended September 30
	2002	2001	2000
Statutory United States federal tax rate	35.0%	35.0%	35.0%
Foreign Sales Corporation (FSC)/Extra-Territorial Income (ETI)	(13.4)	(2.5)	(1.3)
State income taxes, net of federal tax effect	(2.5)	0.5	1.5
Rate differential on foreign earnings	(5.8)	(3.0)	(4.4)
Rate differential of restructuring and disposition of equity interests	1.4	0.0	0.0
Permanent items and other	5.0	2.0	1.2

Effective Tax Rate	19.7%	32.0%	32.0%

        The reduction in the effective tax rate for the year ended September 30, 2002 is attributable to a significant decrease in U.S. pre-tax profits. Excluding the impact of restructuring charges and permanent differences on the disposition of equity investments, the effective tax rate for the year ended September 30, 2002 would have been 30.0%.

        The components of the deferred tax assets and liabilities are as follows:

	September 30
Dollars in thousands
	2002	2001
Deferred Tax Assets
Inventory reserves	$620	$1,583
Restructuring reserves	13,453	—
Other deferred expense	—	6,967
Recoverable taxes	15,107	—
Tax loss carryforward	19,755	—
Tax credit carryforward	9,390	—

Total Deferred Tax Assets	58,325	8,550

Valuation allowances	(2,678)	—

Net Deferred Tax Assets	$55,647	$8,550

Deferred Tax Liabilities
Depreciation and amortization	$(20,122)	$(20,556)
Undistributed foreign earnings	(13,958)	(13,579)
Other deferred income	(2,061)	—

Total Deferred Tax Liabilities	(36,141)	(34,135)

Net Deferred Tax Asset/(Liability)	$19,506	$(25,585)

Deferred Taxes as Recorded on the Balance Sheet
Current deferred tax asset	$35,229	$7,021
Non-current deferred tax liability	(15,723)	(32,606)

Net Deferred Tax Asset/(Liability)	$19,506	$(25,585)

        The current deferred tax asset is classified net of current taxes payable in other current assets. Approximately $24 million of the increase in net deferred tax assets was due to the acquisition of Celiant. An additional $10 million represents deferred tax assets resulting from the loss from discontinued operations. The non-current deferred tax liability is classified in deferred liabilities on the consolidated balance sheet.

        The deferred tax asset for tax loss carryforward represents benefits associated with a United States net operating loss carryforward of approximately $41.8 million, which will expire in 2022, and a capital loss carryforward of approximately $7.0 million, which will expire in 2007. The deferred tax asset for tax credit carryforward represents benefits associated with a foreign tax credit carryforward of approximately $9.4 million, which will expire in 2007. A valuation allowance has been established against the capital loss carryforward because of uncertainty as to the company's ability to generate capital gains income in future years. The company has not recorded any other valuation allowances for deferred tax assets because the existing net deductible temporary differences will reverse during periods in which the company expects to generate taxable income.

        No provision has been made for income taxes of approximately $26.2 million at September 30, 2002, which would be payable in the event that all undistributed earnings of subsidiaries located outside the United States were distributed as dividends. The company plans to continue its non-United States operations, and anticipates the ability to use tax planning opportunities to offset the additional tax liability if dividends are declared and paid from these operations. A tax provision in the amount of approximately $14.0 million has been recorded to reflect the United States tax cost associated with the repatriation of that portion of undistributed earnings of Andrew's Chinese subsidiary that are not considered to be permanently reinvested.

Stockholders' Equity

Common Stock

        The company has authorized 400,000,000 shares of common stock with a par value of $.01 per share. As of September 30, 2002, 98,217,717 shares of common stock were outstanding. Each outstanding common share has attached to it a one share purchase right that, until exercisable, cannot be transferred apart from the company's common stock. The rights will only become exercisable if a person or group acquires 15% or more of the company's common stock or announces an offer to acquire 15% or more of the company's common stock. In the event the rights become exercisable, each right may entitle the holder to purchase common stock of either the surviving or acquired company at one-half its market price.

        During the third quarter of fiscal year 1997, the company implemented a stock buy-back program. The company's Board of Directors has authorized the company to repurchase up to 15 million common shares. The company repurchased 1,800,000 shares, at a cost of $24.6 million in 2000 and a total of 11,785,432 shares at a cost of $222.2 million under the stock buy-back program since 1997. The common shares repurchased under this program may be used to meet employee compensation needs or used in future acquisitions.

        Common stock issued and outstanding and held in treasury is summarized in the tables below:

	Year Ended September 30
	2002	2001	2000
Shares of Common Stock—Issued
Balance at End of Year	102,718,210	102,718,210	102,718,210

Shares of Common Stock—Held in Treasury
Balance at beginning of year	21,187,764	21,476,101	20,527,072
Stock repurchase	—	—	1,800,000
Stock issued in Celiant acquisition	(16,278,805)	—	—
Stock purchase, option and other plans	(408,466)	(288,337)	(850,971)

Balance at End of Year	4,500,493	21,187,764	21,476,101

        At September 30, 2002, the company had 7,327,696 shares of common stock that could potentially be issued under various stock plans described in the following note.

Stock-Based Compensation

        The company accounts for stock-based compensation plans using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB No. 25, compensation expense is measured as the excess of market price over the price the employee must pay to acquire the stock on the grant date. All options are granted by the company at market price and, as a result, no compensation expense is recorded.

        The company currently maintains a long-term Management Incentive Program (MIP), which provides for the issuance of up to 9,112,500 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. On February 8, 2000, the company's shareholders ratified a new long-term Management Incentive Program (MIP), which provides for the issuance of up to an additional 4,000,000 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. Options under these plans vest over a four-year period and expire ten years after the grant date. In fiscal year 2002, there were 1,249,180 options granted under these plans.

        The company maintained a Stock Option Plan for Non-Employee Directors that provided for the issuance of up to 1,012,500 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 1998, this plan was terminated due to an insufficient number of shares available for new grants. On February 10, 1998, the company's shareholders ratified a new Stock Option Plan for Non-Employee Directors that provides for the issuance of up to 400,000 common shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 2002, there were 72,000 options granted under this plan.

        The company has an Employee Stock Purchase Plan (ESPP) that was amended and restated on November 12, 1998 and expires on February 1, 2009. All U.S. and certain non-U.S. employees with six months of service as of the annual offering date are eligible to participate in this plan. The plan authorizes up to 1,096,970 shares of common stock to be sold to employees at 85% of market value. All shares issued under this plan are restricted and cannot be sold for one year following the date of purchase. In fiscal year 2002, there were 135,924 shares purchased by employees under the plan.

        Pro forma information regarding income and earnings per share, as required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," has been determined as if the company had accounted for its stock option plans under the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate of 4.09%, 4.62% and 5.68%; dividend yield of 0%; a volatility factor of .538, .523 and .499; and a weighted average expected life of the options of six years.

        For purposes of pro forma disclosures, the estimated fair value of the options and ESPP are amortized to expense over their vesting periods. The company's pro forma information follows:

	Year Ended September 30
Dollars in thousands, except per share amounts
	2002	2001	2000
Pro forma income from continuing operations	$3,568	$62,895	$82,587
Pro forma income from continuing operations per share
Basic	$0.04	$0.77	$1.02
Diluted	$0.04	$0.77	$1.01
Pro forma net income (loss)	$(33,303)	$55,569	$74,373
Pro forma net income (loss) per share
Basic	$(0.38)	$0.68	$0.92
Diluted	$(0.38)	$0.68	$0.91

        Because Statement No. 123 is applicable only to options granted subsequent to September 30, 1995, the pro forma effect is not fully reflected in fiscal years 2001 and 2000.

        A summary of the company's stock option activity and related information follows:

	Year Ended September 30
	2002	2001	2000
Outstanding at beginning of year	4,673,740	3,719,158	3,489,140
Granted	1,321,180	1,326,700	1,055,600
Expired or cancelled	(139,788)	(338,320)	(148,600)
Exercised	(164,815)	(33,798)	(676,982)

Outstanding at End of Year	5,690,317	4,673,740	3,719,158

Exercisable at End of Year	2,914,767	2,331,288	1,595,017

Weighted Average Exercise Price
Outstanding at beginning of year	$22.36	$22.48	$20.99
Granted	20.59	22.31	23.76
Expired or cancelled	23.81	24.01	22.94
Exercised	12.72	16.70	16.71
Outstanding at end of year	22.20	22.36	22.48
Exercisable at end of year	$23.01	$22.85	$22.57

        The weighted average fair value of options granted during fiscal years 2002, 2001 and 2000 was $10.40, $11.38 and $12.22 per share, respectively. The weighted average life of options outstanding as of

September 30, 2002 was 6.78 years. The range of exercise prices for options outstanding at September 30, 2002 was $5.38 to $38.17.

Range of Exercise Prices	$5.38-$9.58	$12.38-$15.56	$16.00-$18.22	$19.33-$22.65	$23.13-$24.94	$27.19-$38.17	Total
Outstanding Options	121,815	207,507	1,221,593	2,329,902	1,217,975	591,525	5,690,317
Exercisable Options	121,815	171,257	609,829	625,791	817,100	568,975	2,914,767
Weighted Average
Exercise Price	$8.87	$14.33	$17.52	$21.16	$23.48	$35.87	$23.01
Average Life	1.17	4.58	7.11	7.77	6.62	4.48	6.78

Segment and Geographic Information

        The Company manages its business as one operating segment. The major product categories in this segment are: coaxial cable, connectors, assemblies and accessories; terrestrial microwave systems; other antennas and support products; and power amplifiers. The company sells to a wide range of customers in these markets. In 2002, sales to Lucent Technologies were $94.8 million or 11% of the company's total revenue. This was primarily due to the company's acquisition of Celiant Corporation in June 2002. In prior years, no single customer made up 10% or more of the company's total revenue.

        Principal financial data by major product group and geographic selling location is as follows:

	Year Ended September 30
Dollars in thousands
	2002	2001	2000
Sales by Product Category
Coaxial Cable, Connectors, Cable Assemblies and Accessories	$499,018	$577,800	$570,552
Terrestrial Microwave Antenna Systems	127,577	160,061	158,168
Other Antennas and Support Products	142,143	190,991	169,943
Power Amplifiers	96,063	6,424	4,235

Total Sales	$864,801	$935,276	$902,898

Sales by Geographic Area
United States—Domestic	$428,549	$405,585	$384,833
United States—Export	38,255	40,499	68,494
Europe, Africa, Middle East	177,054	171,068	191,357
China	59,134	141,100	64,721
Other Asia-Pacific	70,605	72,364	77,464
Other Americas	91,204	104,660	116,029

Total Sales	$864,801	$935,276	$902,898

Assets Identifiable to
United States	$323,402	$361,216	$345,676
United States—Discontinued Operations	16,792	73,645	95,963
Europe, Africa, Middle East	159,177	146,777	137,021
China	89,049	137,371	86,375
Other Asia-Pacific	31,015	39,616	45,974
Other Americas	60,592	54,325	66,967
Goodwill and Other Intangible Assets	443,639	44,782	39,221

Consolidated Assets	$1,123,666	$857,732	$817,197

Selected Quarterly Financial Information (Unaudited)

        Due to variability of shipments under large contracts, customers' seasonal installation considerations, variations in product mix and in profitability of individual orders, the company can experience wide quarterly fluctuations in sales and income. Consequently, it is more meaningful to focus on annual rather than quarterly results. Quarterly results for fiscal years 2002 and 2001 have been restated for discontinued operations and are as follows:

Dollars in thousands, except per share amounts	December	March	June	September		Total
2002
Sales	$199,896	$189,326	$203,753	$271,826	*	$864,801
Gross profit	63,375	54,853	57,155	62,325	†	237,708	†
Income (loss) from continuing operations before income taxes	23,429	9,901	6,245	(26,505	)†	13,070	†
Income (loss) from continuing operations	17,674	6,930	4,371	(18,483	)†	10,492	†
Net income (loss)	15,327	3,306	1,993	(47,005	)††	(26,379	)††
Basic and diluted income (loss) from continuing operations	0.22	0.08	0.05	(0.19	)†	0.12	†
Basic and diluted net income (loss) per share	0.19	0.04	0.02	(0.48	)††	(0.30	)††
Common Stock Price Range:
High	23.82	24.43	18.00	14.36
Low	$17.38	$15.79	$13.35	$6.50
2001
Sales	$235,807	$213,619	$227,170	$258,680		$935,276
Gross profit	81,360	67,135	75,146	86,268		309,909
Income from continuing operations before income taxes	28,200	17,049	23,333	32,810		101,392
Income from continuing operations	19,177	11,593	15,867	22,311		68,948
Net income	20,929	8,163	12,237	20,293		61,622
Basic and diluted income from continuing operations per share	..24	..14	..19	..27		..85
Basic and diluted net income per share	.26	.10	.15	.25		.76
Common Stock Price Range:
High	26.63	27.13	18.89	22.92
Low	$17.50	$13.75	$13.31	$15.36

*
The increase in sales in the September 2002 quarter was primarily driven by the June acquisition of Celiant Corporation.

†
Includes restructuring charges of $11,138 in gross profit, $36,046 pre-tax and $25,162 after-tax.

††
Includes one-time charge for discontinued operations of $26,387 and after-tax restructuring charges of $25,162.

Report of Independent Auditors

To the Stockholders and Board of Directors
Andrew Corporation

        We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois
October 18, 2002

Eleven-Year Financial Summary

Dollars in thousands, except per share amounts	2002	2001	2000	1999	1998	1997
Operations
Sales	$864,801	$935,276	$902,898	$708,038	$780,738	$766,195
Gross profit	237,708	309,909	322,322	242,051	323,001	340,933
Operating income	9,395	108,602	140,189	50,867	163,901	167,438
Other (income) expense	(3,675)	7,210	11,050	(1,267)	2,452	(2,359)
Income from continuing operations before taxes	13,070	101,392	129,139	52,134	161,449	169,797
Income from continuing operations	10,492	68,948	87,815	32,437	106,556	110,368
Discontinued Operations:
Loss (income) from operations of discontinued operations, net of taxes	10,484	7,326	8,214	2,010	2,709	5,940
Loss on disposal of discontinued operations, net of taxes	26,387	—	—	—	—	16,086
Net income (loss)	(26,379)	61,622	79,601	30,427	103,847	88,342
Basic income from continuing operations per share	0.12	0.85	1.08	0.39	1.21	1.21
Diluted income from continuing operations per share	0.12	0.85	1.08	0.39	1.21	1.21
Basic net income per share	(0.30)	0.76	0.98	0.37	1.18	0.97
Diluted net income per share	(0.30)	0.76	0.98	0.37	1.18	0.97

Financial Position
Working capital	240,613	376,082	350,658	303,853	320,117	332,721
Total assets	1,123,666	857,732	817,197	666,090	682,903	691,154
Long-term debt	13,391	39,905	65,843	48,760	38,031	35,693
Stockholders' equity	845,244	600,650	542,945	484,010	508,778	509,123

Cash Flow
From operations	155,121	160,152	49,974	72,835	149,852	151,680
Used in investing activities	(170,238)	(79,070)	(95,364)	(70,074)	(64,117)	(61,427)
(Used for) from financing activities	(17,891)	(16,119)	55,386	(44,655)	(100,361)	(25,499)
Cash and equivalents	$84,871	$112,377	$44,865	$38,287	$78,395	$93,823

Ratios and Other Data
Current ratio	2.0	3.1	3.0	3.8	3.7	3.6
Return on Sales:
Income from continuing operations	1.2%	7.4%	9.7%	4.6%	13.6%	14.4%
Net income	(3.1)%	6.6%	8.8%	4.3%	13.3%	11.5%
Return on average assets	(2.7)%	7.4%	10.7%	4.5%	15.1%	13.4%
Return on average stockholders' equity	(3.6)%	10.8%	15.5%	6.1%	20.4%	18.3%

Stockholders' equity per share outstanding	$8.61	$7.37	$6.68	$5.89	$6.02	$5.68
Foreign exchange gain (loss)	(2,146)	(3,292)	1,684	(2,372)	(2,988)	3,433
Research and development	57,977	39,934	31,684	26,967	24,082	38,738
Additions to property, plant and equipment for continuing operations	40,496	70,293	74,181	49,298	55,417	46,061
Net assets located outside U.S. at year end	261,007	261,967	209,882	258,117	272,661	228,488
Orders entered	903,171	1,002,979	926,933	706,830	797,096	779,622
Order backlog at year end (under 12 months)	195,318	190,199	131,801	112,279	117,058	113,228
Order backlog at year end (over 12 months)	$—	$1,798	$1,391	$3,276	$12,317	$5,950

Number of full-time equivalent employees at year end:
Outside United States	2,115	1,944	1,822	1,261	1,219	1,185
Total employees	4,757	4,768	4,703	3,626	3,586	3,724
Average basic shares of stock outstanding (thousands)	87,197	81,382	80,944	82,675	87,941	90,947
Average diluted shares of stock outstanding (thousands)	87,295	81,542	81,418	82,813	88,306	91,539
Registered stockholders at year end	3,665	3,622	3,688	4,365	4,727	4,599

Dollars in thousands, except per share amounts	1996	1995	1994	1993	1992
Operations
Sales	$702,081	$575,666	$512,115	$378,736	$392,116
Gross profit	310,252	253,780	208,169	148,164	139,537
Operating income	146,330	120,369	83,929	48,262	43,741
Other (income) expense	4,150	3,256	6,669	2,818	3,876
Income from continuing operations before taxes	142,180	117,113	77,260	45,444	39,865
Income from continuing operations	90,995	74,844	49,353	28,949	24,914
Discontinued Operations:
Loss (income) from operations of discontinued operations, net of taxes	598	4,889	3,586	(454)	(1,237)
Loss on disposal of discontinued operations, net of taxes	—	—	—	—	—
Net income (loss)	90,397	69,955	45,767	29,403	26,151
Basic income from continuing operations per share	1.01	0.84	0.56	0.34	0.26
Diluted income from continuing operations per share	1.00	0.83	0.55	0.33	0.25
Basic net income per share	1.00	0.78	0.52	0.34	0.27
Diluted net income per share	0.99	0.78	0.51	0.33	0.27

Financial Position
Working capital	284,602	227,164	171,705	142,675	126,764
Total assets	631,229	505,114	425,326	343,876	318,062
Long-term debt	40,423	45,255	46,092	52,467	54,223
Stockholders' equity	456,214	357,191	276,553	221,872	192,956

Cash Flow
From operations	66,796	55,816	52,343	54,911	51,725
Used in investing activities	(78,683)	(55,367)	(38,692)	(33,295)	(12,113)
(Used for) from financing activities	(1,972)	4,570	4,259	(5,938)	(50,764)
Cash and equivalents	$31,295	$46,064	$40,714	$22,001	$7,763

Ratios and Other Data
Current ratio	3.4	3.4	2.8	3.2	2.9
Return on Sales:
Income from continuing operations	13.0%	13.0%	9.6%	7.6%	6.4%
Net income	12.9%	12.2%	8.9%	7.8%	6.7%
Return on average assets	15.9%	15.0%	11.9%	8.9%	7.9%
Return on average stockholders' equity	22.2%	22.1%	18.4%	14.2%	12.8%

Stockholders' equity per share outstanding	$5.03	$3.97	$3.12	$2.54	$2.27
Foreign exchange gain (loss)	972	(1,612)	(1,922)	1,380	41
Research and development	28,026	19,688	18,762	16,650	13,923
Additions to property, plant and equipment for continuing operations	50,431	45,614	27,095	17,876	17,844
Net assets located outside U.S. at year end	220,600	160,700	130,900	90,300	65,100
Orders entered	725,201	635,127	510,076	386,098	368,266
Order backlog at year end (under 12 months)	138,616	117,163	82,491	84,302	81,595
Order backlog at year end (over 12 months)	$14,756	$18,529	$595	$1,573	$5,500

Number of full-time equivalent employees at year end:
Outside United States	1,162	763	661	584	596
Total employees	4,028	3,409	3,096	2,924	3,040
Average basic shares of stock outstanding (thousands)	90,263	89,177	87,845	86,193	96,981
Average diluted shares of stock outstanding (thousands)	91,033	89,964	89,204	87,831	98,521
Registered stockholders at year end	3,242	2,340	1,482	1,133	1,057

All data presented has been updated for the disposal of discontinued operations in 1997 and 2002.

QuickLinks

  Exhibit 13