Form 10-K, Exhibit 13
period 2003-09-30
ANDREW CORP
filed 2003-12-22
CIK 317093

Exhibit 13

ANDREW CORPORATION 2003	RESULTS OF OPERATIONS 17

Results of Operations

Capital investment in wireless infrastructure continued to be weak in 2003, putting pressure on sales and operating margins. To meet the demands of this challenging market, the company took significant steps in 2003 to broaden its product portfolio, improve operating performance and increase financial flexibility.

Allen Telecom was acquired in July 2003 for total consideration of $495.0 million in stock, creating the single largest provider of RF (radio frequency) footprint product. Following the acquisition, the company announced a merger integration program that would eliminate at least $52 million of costs annually beginning in 2005. Combined with annual cost savings of approximately $47 million that the company expects to generate from the September 2002 restructuring program, the company anticipates that it will realize savings in excess of $100 million annually beginning in 2005. Major drivers of this cost reduction include relocation of manufacturing to lower labor cost regions, global sourcing of components and utilization of shared services.

Sales for 2003 were $1.0 billion, up 17% compared with the prior year, driven by the acquisition of Allen Telecom in July 2003 and Celiant in June 2002. Net income available to common shareholders for 2003 was $9.1 million, or $0.08 per share, compared with a net loss of $26.4 million, or $(0.30) per share in 2002. The loss in 2002 was driven by restructuring and discontinued operations charges. In September 2002, the company initiated plans to restructure and discontinue several non-strategic businesses. After-tax restructuring charges were $6.0 million in 2003 and $25.2 million in 2002. After-tax losses from discontinued operations were $3.2 million in 2003 and $36.8 million in 2002.

OUTLOOK Despite challenging conditions in the broader economy and the wireless infrastructure sector over the past three years, the company believes there are several positive factors that lead to a cautiously optimistic outlook. As minutes of use (MOU), total subscribers, data intensive applications and spending on third generation networks (3G) increase, the company believes there will be an increased proportion of capital expenditures on the RF footprint to improve capacity, coverage and quality of service. The company believes that the steps taken to broaden its product portfolio, improve operating performance and increase financial flexibility position the company to capitalize on the opportunities in the wireless infrastructure market.

SALES BY PRODUCT GROUP During 2003, sales were classified into the following five primary product groups that the company believes best reflect the company’s complete RF footprint product offering: Antennas, Base Station Subsystems, Cable Products, Network Solutions and Wireless Innovations.

DOLLARS IN MILLIONS	2003	% CHANGE	2002	% CHANGE	2001	% CHANGE

Sales by Product Group
Antennas	$265	4%	$256	(20)%	$320	8%
Base Station Subsystems	236	146%	96	NA	8	NA
Cable Products	428	(13)%	490	(15)%	579	1%
Network Solutions	43	—	—	—	—	—
Wireless Innovations	42	83%	23	(18)%	28	50%
Total Sales	$1,014	17%	$865	(7)%	$935	4%

Antenna sales for 2003 were $264.8 million, up 4% from the prior year, driven by the acquisition of Allen Telecom and partially offset by lower sales of broadcast antennas. Antenna sales accounted for 26% of total sales in 2003.

Base Station Subsystems sales, consisting of power amplifiers, filters, combiners and integrated products, increased 146% to $236.2 million in 2003, and represented 23% of total sales. This increase was driven by the acquisition of Allen Telecom in 2003 and the full-year benefit of the Celiant acquisition, which occurred in June 2002. The company is currently shipping stand alone products to seven major original equipment manufacturers (OEMs) and designing integrated radio amplifier products for three OEMs. The company believes that pricing pressure experienced in 2003 will moderate as the company offers more value-added and integrated products.

Cable Products sales were $428.1 million in 2003 and represented 42% of total sales. Cable sales decreased 13% in 2003 and 15% in 2002. The weak wireless infrastructure market and competitive market conditions resulted in a decline in both unit volume and average selling price over the last two years. Unit volume declined 12%, and average selling prices decreased 9% in 2003. An increased focus on new products such as Heliax Virtual Air™ cable and entry into the broadband cable infrastructure market are expected to mitigate pricing pressure and expand the company’s total addressable market for cable.

Network Solutions, which includes geolocation, test and measurement and network optimization services, posted sales of $43.8 million in 2003. Sales in this product group represented 4% of total sales for 2003 and are the result of the Allen Telecom acquisition. Geolocation sales are largely project driven and can experience significant fluctuations on a quarterly basis.

Wireless Innovations consists primarily of repeaters and distributed communications products. Sales in 2003, were $41.6 million, up 83% from the prior year due to the acquisition of Allen Telecom. Sales from this product group represented 4% of total sales for the company. Products for the in-building market such as Pico Node-B are an increasing focus of the company and are expected to contribute to future sales growth.

18 RESULTS OF OPERATIONS	ANDREW CORPORATION 2003

The company’s top 25 customers represented 65% of total sales in 2003 and Lucent Technologies was the only customer that accounted for more than 10% of total sales. AT&T Wireless was also a significant customer, accounting for more than 10% of total sales in the fourth quarter.

DOLLARS IN MILLIONS	2003	% CHANGE	2002	% CHANGE	2001	% CHANGE

Sales by Region (end use destination)
Americas	$549	7%	$511	(6)%	$543	(5)%
Europe, Middle East, Africa (EMEA)	278	46%	190	6%	179	(6)%
Asia Pacific	187	14%	164	(23)%	213	50%
Total Sales	$1,014	17%	$865	(7)%	$935	4%

Sales in 2003 increased across all regions, driven by the acquisitions of Allen Telecom and Celiant. In the Americas, sales were $549.0 million, up 7% from the prior year, and represented 54% of total sales. EMEA sales were $278.2 million, up 46% from a year ago, and represented 27% of total sales in 2003. Asia Pacific sales were $187.3 million, up 14% from the prior year, and accounted for 19% of total sales in 2003.

Gross profit as a percentage of sales was 27.1% in 2003, 27.5% in 2002 and 33.1% in 2001. Included in cost of goods sold for 2002 was $11.1 million of restructuring costs relating to inventory write-downs. Weakness in the wireless infrastructure market resulted in price erosion, adversely impacting gross profits over the last two years. The company realized some of the benefits in 2003 from cost reduction efforts and restructuring programs, including the relocation of manufacturing operations to new facilities in Mexico and the Czech Republic. The company anticipates that these new facilities will provide significant cost savings in the future, resulting in improved gross margins. The overall gross margin percentage for 2003 was enhanced by the fourth quarter acquisition of Allen Telecom and its Geolocation product line.

Gross profit margins vary for the company’s product groups. Generally, Network Solutions and Cable Products exceed the corporate average, Wireless Innovations is approximately equal to the corporate average, and Base Station Subsystems and Antennas are below the corporate average. Cable Products gross profit margins have declined over the last three years due to competitive pricing, with average cable prices declining 9% in 2003. Sales and gross profits for Base Station Subsystems increased as a result of the Celiant acquisition in the third quarter of 2002. With the acquisition of Allen the company will be able to offer more value-added and integrated products, which the company believes will improve Base Station Subsystems margins in the future. Antenna Products gross profit margins decreased slightly in 2003, due primarily to start-up costs at new manufacturing facilities. The relocation of manufacturing to Mexico and the Czech Republic is expected to have a positive impact on Antenna Products gross margins in the second half of 2004.

Operating expenses increased 15%, or $33.1 million, in 2003 and 13%, or $27.0 million, in 2002. The 2003 increase in operating expenses was driven by increased investment in research and development and amortization of intangible assets, partially offset by lower restructuring expenses. The 2002 increase in operating expenses was driven by restructuring charges and increased investment in research and development. Sales and administrative costs increased slightly in 2003 due to the addition of Allen’s operations. Excluding the impact of Allen Telecom, the company reduced sales and administrative costs in 2003 and 2002.

In September 2002, the company initiated restructuring plans that involved the relocation of manufacturing operations to new locations and the consolidation of certain other facilities into existing locations. The company recorded $24.9 million of restructuring costs in 2002 and an additional $9.2 million in 2003. These costs consisted primarily of employee termination, lease and contract cancellation costs, and fixed asset and inventory relocation costs. The company recorded amortization of intangible assets of $19.2 million in 2003 and $5.1 million in 2002. Intangible asset amortization is largely attributable to intangible assets acquired in the Allen Telecom and Celiant acquisitions. The company expects that intangible asset amortization will increase to $36.8 million in 2004 and decline significantly thereafter.

Research and development expense increased $26.2 million, or 45%, in 2003 and $18.0 million, or 45%, in 2002. Research and development represented 8% of sales in 2003 and 7% of sales in 2002. The company has continued to invest heavily in product improvement and development. The majority of these increases in research and development have been focused on the company’s power amplifier business. With the June 2002 acquisition of Celiant, the company has significantly increased its power amplifier operations and research and development spending on power amplifiers. With the acquisition of Allen, the company expects research and development to increase slightly in 2004, but to decrease as a percentage of sales to approximately 6% to 7%.

Sales and administrative expense increased $8.6 million, or 6%, in 2003 and decreased $20.9 million, or 13%, in 2002. The increase in 2003 was driven by $13.5 million of additional expenses related to the Allen acquisition, partially offset by the impact of headcount reductions and other cost cutting efforts. Sales and administrative expenses as a percentage of sales were 15%, 16% and 17% in 2003, 2002 and 2001, respectively. The company anticipates that sales and administrative expenses will decrease to between 10% and 11% of total sales in 2005.

ANDREW CORPORATION 2003	RESULTS OF OPERATIONS 19

Other income and expense consisted of income of $9.6 million in 2003, income of $3.7 million in 2002, and expense of $7.2 million in 2001. In 2003, the company recognized income of $12.2 million from the sale of assets, primarily due to gains of $9.3 million from the sale of unimproved land in Orland Park, Illinois, and $2.8 million from the sale of the company’s Denton, Texas manufacturing facility. In 2002, the company recognized income of $8.7 million from a gain on the sale of the company’s Russian telecommunication ventures. Interest expense increased $0.6 million to $5.7 million in 2003. This increase is attributed to the sale of $240.0 million of convertible notes in August 2003 and additional long-term debt assumed from Allen Telecom. In 2002, interest expense decreased $2.3 million due to lower debt levels. Interest income decreased $2.0 million to $1.6 million in 2003, as average cash and short-term investment balances were significantly lower than the prior year. Other (income) expense, net was income of $1.5 million in 2003 and expense of $3.6 million and $2.4 million in 2002 and 2001, respectively. The largest item in other (income) expense, net is foreign exchange gains and losses. The weakening of the U.S. dollar, especially against European currencies, was the primary driver of other income in 2003.

Income taxes as a percentage of income from continuing operations was 19.8% in 2003, 19.7% in 2002 and 32.0% in 2001. The effective tax rate for 2003 was lower than the United States federal tax rate due to the favorable impact of benefits from the company’s export sales structure, the utilization of capital losses to offset gains recognized on the asset sales described above and the rate differential on foreign earnings, offset by valuation allowances provided for a portion of the company’s foreign tax credits. The company expects the effective tax rate for 2004 to be approximately 35%, due to the impact of Allen, forecasted improvement in pre-tax income and the non-recurrence of capital loss utilization.

Discontinued operations resulted in a loss from operations of $3.2 million and $10.4 million in 2003 and 2002, respectively. The company has discontinued three non-strategic businesses, closing its satellite modem business in September 2002 and selling its shelter and wireless accessories businesses in the first quarter and second quarter of 2003, respectively. In 2002, the company incurred a $26.4 million charge to reduce the net assets of these businesses to their fair value. The disposition of these businesses in 2003 resulted in no significant differences from the company’s original estimates.

Net income available to common shareholders for 2003 includes $6.5 million of preferred stock dividends, comprised of a regular quarterly dividend of $0.8 million and conversion premium payments of $5.7 million. As part of the Allen merger, the company issued 991,000 shares of convertible preferred stock, issuing one share for each share of Allen convertible preferred stock. The company paid $5.7 million to induce early conversion of 807,000 shares of preferred stock into 9.3 million shares of the company’s common stock during the fourth quarter of 2003.

Liquidity

Cash and cash equivalents increased significantly to $286.3 million at September 30, 2003 compared with $84.9 million at September 30, 2002. This increase was primarily due to cash acquired as part of the Allen acquisition and the proceeds from the company’s convertible debt offering. To take advantage of favorable interest rates and to increase financial flexibility, the company raised $240.0 million from the sale of ten-year 3.25% convertible subordinated notes. Working capital was $615.5 million and $240.6 million at September 30, 2003 and 2002, respectively. Management believes that the company’s strong working capital position and ability to generate cash flow from operations will allow the company to meet its normal operating cash requirements.

Net cash from operations was $62.4 million in 2003, $155.1 million in 2002, and $160.2 million in 2001. In 2003, net income of $15.5 million included $62.2 million of net non-cash charges, comprised of $74.4 million of depreciation and amortization and a gain of $12.2 million from the sale of assets. In 2002, net loss of $26.4 million included net non-cash charges of $56.3 million of depreciation and amortization, and an $8.7 million gain on the sale of the company’s Russian telecommunication ventures.

Net cash costs for restructuring and discontinued operations totaled $1.3 million in 2003, versus $83.5 million of cash provided in 2002. In 2003, net cash costs for restructuring were $5.8 million consisting of a non-cash restructuring accrual of $7.9 million and cash costs of $13.7 million principally for severance and lease termination payments. In 2002, the company incurred non-cash charges of $35.4 million for the accrual of restructuring reserves. In 2003, the company used $1.5 million of cash to complete the closing of its discontinued businesses. In 2002, the company incurred net non-cash charges of $25.9 million to reduce the net assets of discontinued businesses to their fair value. Cash flow from discontinued businesses was reported as a single line item and resulted in cash flow of $6.0 million and $22.2 million in 2003 and 2002, respectively.

Changes in operating assets and liabilities resulted in a net decrease in cash of $14.1 million in 2003, compared with a net increase of $50.7 million in 2002. The decrease in 2003 was almost entirely driven by fluctuations in accounts receivable. Cash flow generated from decreases in accounts receivable were $10.7 million in 2003 and $59.0 million in 2002. Quarterly fluctuations in sales and the significant increase in sales in the fourth quarter of 2003 created less cash flow from receivables in 2003. At the end of 2003, average payment terms were slightly longer. Days sales in billed receivables increased to 80 days at the end of 2003, compared with 72 days at the end of 2002.

20 RESULTS OF OPERATIONS	ANDREW CORPORATION 2003

Net cash from investing activities was $39.4 million in 2003, and a net use of cash of $170.2 million in 2002 and $79.1 million in 2001.

The company’s capital expenditures were $31.9 million in 2003, $40.6 million in 2002, and $72.1 million in 2001. The company reduced capital expenditures by 21% in 2003 and 44% in 2002, due mainly to reductions in spending on manufacturing facilities and management information systems. The $72.1 million of capital expenditures in 2001 was focused mainly on the expansion and improvement of manufacturing facilities in China, Brazil and Scotland.

In July 2003, the company acquired Allen Telecom in a stock-for-stock transaction valued at $495.0 million. Allen common shareholders received 1.775 shares of the company’s common stock for each share of Allen common stock. The company incurred $47.6 million of cash costs to complete this merger. The company acquired Allen’s cash and cash equivalents of $95.8 million.

In 2002, the company used cash of $239.8 million for acquisitions and received $58.7 million of cash as part of the Celiant acquisition. In June 2002, the company acquired Celiant Corporation for $481.0 million, consisting of 16.3 million shares of the company’s common stock valued at $266.6 million and cash of $214.4 million consisting of purchase consideration and merger costs. In 2002, the company spent an additional $25.4 million on three smaller acquisitions.

Proceeds from the sale of businesses and investments were $7.3 million in 2003 and $50.3 million in 2002. In 2003, the company received $7.3 million of proceeds from the sale of two discontinued businesses, selling its equipment shelter business in October 2002 and its wireless accessories business in January 2003. In 2002, the company received $50.3 million of proceeds from the sale of its Russian telecommunication ventures.

Proceeds from the sale of property, plant, and equipment were $15.9 million in 2003, $1.0 million in 2002, and $0.7 million in 2001. In 2003, the company received $15.9 million from the sale of property, plant, and equipment, primarily $9.5 million from the sale of unimproved land in Orland Park, Illinois, and $5.3 million from the sale of the company’s Denton, Texas facility.

Net cash from financing activities was $89.6 million in 2003, and a net use of cash of $17.9 million and $16.1 million in 2002 and 2001, respectively.

In 2003, the company paid down $24.0 million of long-term debt. This included $12.9 million assumed from Allen Telecom, a $3.8 million industrial development bond associated with the company’s equipment shelter business, $1.9 million of borrowing in China and $4.5 million of senior notes. Long-term borrowings of $233.3 million consisted primarily of the $240.0 million ten-year, 3.25%, convertible notes, less issuance costs of $6.9 million. The company reduced its short-term notes payable borrowing by $65.9 million in 2003.

The company reduced its total debt outstanding by $20.7 million and $93.4 million in 2002 and 2001, respectively.

In 2003, financing activities included $6.5 million of preferred stock dividends, comprised of regular quarterly dividends of $0.8 million and a conversion premium of $5.7 million. In August 2003, the company repurchased 5.0 million shares of common stock for $49.6 million. The company receives cash from the sale of stock under employee and director option plans and the employee stock purchase plan. Under these plans, the company received cash proceeds of $2.3 million in 2003, $2.8 million in 2002, and $2.1 million in 2001.

Dividend policy. Although the company has never paid dividends to common shareholders, the Board of Directors periodically reviews this practice and, to date, has elected to retain earnings in the business to finance future investments and operations.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. The first footnote to the company’s consolidated financial statements (Summary of Significant Accounting Policies) describes the major accounting policies and methods used in the preparation of the consolidated financial statements. Estimates are used for, but not limited to, accounting for the allowance for doubtful accounts, sales returns, inventory reserves, warranty costs, depreciation and amortization, goodwill and intangible impairments, contingencies, taxes, pension liabilities, and restructuring and merger integration costs. Actual results could differ materially from these estimates. A material change in these or other estimates could potentially have a material impact on results of operations. The following critical accounting policies are impacted significantly by judgments, assumptions, and estimates.

ANDREW CORPORATION 2003	RESULTS OF OPERATIONS 21

ALLOWANCE FOR DOUBTFUL ACCOUNTS The allowance for doubtful accounts is based on our assessment of the collectability and the aging of accounts receivable. Although management believes that the current allowance is sufficient to cover existing exposures, there can be no assurance against the deterioration of a major customer’s creditworthiness, or against defaults that are higher than what has been experienced historically. If our estimates of the recoverability of amounts due to us are overstated, it could have an adverse impact on our results of operations.

INVENTORIES Inventories are stated at the lower of cost or market. Inventory obsolescence reserves are maintained based on managements’ estimates, historical experience and forecasted demand for the company’s products. A material change in these estimates could adversely impact gross profit.

WARRANTY COSTS The company accrues for warranty costs based on historical trends in product return rates. If the company were to experience an increase in warranty claims compared with the company’s historical experience, gross profit could be adversely affected.

GOODWILL The company performs an annual impairment test of goodwill on the first day of the company’s fiscal fourth quarter. The company operates its business as a single reporting unit and uses the comparison of total market capitalization to book value as an indicator of impairment. If impairment was indicated, the company would determine the fair value of net assets based on a discounted cash flow model. The company did not find any indicator of impairment in 2003 and therefore no impairment was recorded. Due to uncertain market conditions, it is possible that future tests may indicate impairment in the fair value of goodwill, which could result in non-cash charges, adversely affecting the company’s results of operations.

INCOME TAXES The company currently has significant deferred tax assets principally related to foreign tax credits and net operating losses. A valuation allowance has been provided for the portion of the deferred tax assets related to the foreign tax credits and net operating losses, as management believes it is more likely than not that these assets will not be utilized. No valuation allowance has been recorded for the remainder of the company’s deferred tax assets as the company expects the turnaround of deferred tax liabilities, higher taxable income in the United States and tax planning strategies will make the realization of these deferred tax assets more likely than not. Changes in the company’s expectations could result in significant adjustments to the valuation allowance, which would significantly impact the company’s results of operations.

RESTRUCTURING At September 30, 2003, the company had a restructuring reserve of $20.4 million for the integration of Allen operations and for the completion of its current restructuring plans. These accruals are based on the company’s best estimates of the costs associated with merger integration and restructuring plans, including employee termination costs, lease cancellation, and other costs. If actual costs of these activities differ significantly from these forecasts, results of operations could be impacted.

DEFINED BENEFIT PLANS Some of the company’s employees are covered by defined benefit plans. Approximately 600 current and former employees of the company’s United Kingdom subsidiary, Andrew Ltd., participate in a defined benefit plan. The company also acquired defined benefit plans from Allen Telecom, which cover approximately 1,760 current and former employees. The Allen plans have been frozen and the company plans to fund these plans over the next three to five years. The costs and obligations recorded for these plans are dependent on actuarial assumptions. These assumptions include discount rates, expected return on plan assets, interest costs, expected compensation increases, benefits earned, mortality rates, and other factors. If actual results are significantly different than those forecasted or if future changes are made to these assumptions, the amounts recognized for these plans could change significantly. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods.

Off-Balance Sheet Arrangements

The company’s most significant off-balance sheet arrangements are purchase contracts for copper. The company uses copper to manufacture its cable products and thus is exposed to fluctuations in the price of copper. In order to reduce this exposure, the company has entered into contracts with various suppliers. At September 30, 2003, the company had contracts to purchase 38.2 million pounds of copper for $29.5 million.

These contracts have set quantities, delivery dates and prices. These contracts qualify for the normal purchase exception within Statement of Financial Accounting Standards No. 133 and therefore, no fair value accounting has been performed and no liability has been recorded on the company’s balance sheet for these contracts. The company records copper into raw materials inventory at the price at which these items are purchased.

22 RESULTS OF OPERATIONS	ANDREW CORPORATION 2003

The company has additional off-balance sheet arrangements for contracts that it has entered into for operating leases and letters of credit. Some of the company’s facilities are leased under operating leases. For minimum lease payments for the next five years see Note 11 to the financial statements. The company utilizes letters of credit to back certain financing instruments, insurance policies and payment obligations. These letters of credit are with various financial institutions and have terms of three years or less. At September 30, 2003, the company had letters of credit totaling $13.0 million.

Risk Factors

Safe Harbor for Forward-Looking Statements. We have made forward-looking statements in this annual report including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements.” In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the company. Although we have based these statements on the beliefs and assumptions of our management and on information currently available to them, they are subject to risks and uncertainties. We wish to ensure that such statements are accompanied by meaningful cautionary statements, so as to obtain the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, such statements are qualified by reference to the discussion below of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements.

We caution the reader that the list of factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factors may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, undue reliance should not be put on any forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. The following risks and uncertainties, among others, should be considered in evaluating our growth outlook.

Although we expect that our acquisition of Allen will result in benefits to the combined company, we may not realize those benefits because of integration and other challenges. We operate in a market environment that cannot be predicted and that involves significant risks, many of which are beyond our control. Our failure to meet the challenges involved in successfully integrating the operations of Andrew and Allen or to otherwise realize any of the anticipated benefits of the merger, including anticipated cost savings, could seriously harm our results of operations. Realizing the benefits of the merger will depend in part on the integration of technology, operations and personnel. The integration of the companies is a complex, time-consuming and expensive process that could significantly disrupt our business. The challenges involved in this integration include the following: consolidating and rationalizing corporate information technology and administrative infrastructures; consolidating and rationalizing manufacturing operations; combining product offerings; coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company; coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost; preserving distribution, marketing or other important relationships of both Andrew and Allen and resolving potential conflicts that may arise; minimizing the diversion of management’s attention from ongoing business concerns and successfully returning managers to regular business responsibilities from their integration planning activities; demonstrating to employees that the business cultures of Andrew and Allen are compatible, maintaining employee morale and retaining key employees; and coordinating and combining overseas operations, relationships and facilities, which may be subject to additional constraints imposed by local laws and regulations.

Our management has limited experience integrating operations as substantial, geographically dispersed and decentralized as those of Allen. The combined company may not successfully integrate the operations of Andrew and Allen in a timely manner, and may not realize the anticipated benefits or synergies of the merger to the extent, or in the timeframe, anticipated. The anticipated benefits and synergies relate to cost savings associated with anticipated restructurings and other operational efficiencies, greater economies of scale, and revenue enhancement opportunities. However, these anticipated benefits and synergies are based on projections and assumptions, not actual experience, and assume a successful integration. In addition, our ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine operations or implement workforce reductions and by risks relating to potential unknown liabilities of Allen. In addition to the integration risks discussed above, in September 2002, we announced a plan to restructure our manufacturing operations and discontinue several non-strategic businesses. Our efforts to successfully integrate the operations of Andrew and Allen may be made even more difficult by the diversion of management and other resources necessary to successfully complete this reorganization. Our management has limited experience in carrying out restructurings as substantial as this. Moreover, if our management is unsuccessful in carrying out our restructuring plans, we are unlikely to achieve expected cost savings, which would reduce our operating margins and income.

ANDREW CORPORATION 2003	RESULTS OF OPERATIONS 23

The continuing deterioration of the wireless infrastructure industry could lead to further reductions in capital spending budgets by wireless operators and original equipment manufacturers, which could further adversely affect our revenues, gross margins and income. Our revenues and gross margins will depend significantly on the overall demand for wireless infrastructure subsystems products. Reduced capital spending budgets by wireless operators and original equipment manufacturers caused by the ongoing industry downturn have led to continued soft demand for our products and services, which has resulted in, and may continue to result in, decreased revenues, earnings levels or growth rates. The global economy in general, and the wireless infrastructure market in particular, has weakened and market conditions continue to be challenging. As a result, individuals and companies are delaying or reducing expenditures, including those for wireless infrastructure products. We have observed effects of the global economic downturn in many areas of our business. We have experienced gross margin declines, reflecting the effect of competitive pricing pressures as well as charges associated with previously announced restructurings. In addition, the telecommunications industry has experienced significant consolidation, and this trend is expected to continue. It is possible that we and one or more of our competitors each supply products to the companies that have merged or will merge. This consolidation could result in further delays in purchasing decisions by merged companies or in us playing a decreased role in the supply of products to the merged companies. Further delays or reductions in wireless infrastructure spending could have a material adverse effect on demand for our products and services and, consequently, our results of operations, prospects and stock price.

Because we depend on two of our customers for a significant portion of our sales, our sales, operating margins and income would be adversely affected by any disruption of our relationship with those customers or any material adverse change in their businesses. We depend on Lucent Technologies and AT&T Wireless for a significant portion of our sales. Lucent accounted for more than 10% of 2003 sales and the company anticipates that both AT&T Wireless and Lucent will account for more than 10% of sales in 2004. Any disruption of our relationships with Lucent or AT&T Wireless, including any adverse modification of our supply agreements with them or the unwillingness or inability of either of them to perform its obligations under its supply agreement, would adversely affect our sales and, as a result of under absorption of fixed costs, operating margins and income. In addition, any material adverse change in the financial condition of Lucent or AT&T Wireless, or in expenditures by Lucent on RF power amplifiers or by AT&T Wireless on network geolocation products and services, would have similar adverse effects.

Our revenues and selling, general and administrative expenses may suffer if we cannot continue to enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights. We generally rely upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and agreements with our employees, customers, partners and other parties, to establish and maintain our intellectual property rights in technology and products used in our operations. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or our intellectual property rights may not provide competitive advantages, which could significantly harm our business. Also, because of the rapid pace of technological change in the wireless industry, a portion of our business and our products may rely on key technologies developed by third parties, and we may not be able to obtain licenses and technologies from these third parties on reasonable terms or at all. Third parties also may claim that we are infringing upon their intellectual property rights. Even if we do not believe that our products or business are infringing upon third parties’ intellectual property rights, the claims can be time-consuming and costly to defend and divert management’s attention and resources away from our business. Claims of intellectual property infringement also might require us to enter into costly settlement or license agreements. If we cannot or do not license the infringed technology at all or on reasonable terms or substitute similar technology from another source, our sales, operating margins and income could suffer.

A competitor of the wireless geolocation business of our Allen subsidiary has sued Allen, alleging infringement of that competitor’s patents. On December 11, 2001, a lawsuit was filed against Allen in the United States District Court for the District of Delaware by a competitor, TruePosition, Inc., and its subsidiary, KSI, Inc. In their original complaint, the plaintiffs alleged that Allen, through its Grayson Wireless division, infringed three patents in connection with Allen’s GEOMETRIX wireless geolocation business. On July 16, 2002, the plaintiffs amended their complaint to include four additional patents in the lawsuit. In Allen’s answer to the original complaint, filed on January 18, 2002, and to the amended complaint, filed on July 30, 2002, it has denied all of the plaintiffs’ allegations and asserted a patent infringement counterclaim of one of Allen’s patents and asserted antitrust and business tort counterclaims based on plaintiffs’ bad faith initiation of the present litigation. Allen and plaintiffs have agreed to withdraw claims of infringement with respect to three of plaintiffs’ seven patents in suit and Allen’s patent in suit. The lawsuit relates to all of the geolocation products of our Allen subsidiary, which products have accounted for approximately $221.7 million of Allen’s total sales since their introduction and approximately $37.1 million since the acquisition of Allen (July 16, 2003 to September 30, 2003).

24 RESULTS OF OPERATIONS	ANDREW CORPORATION 2003

Plaintiffs are seeking damages for lost profits, price erosion and royalties due to Allen’s alleged infringement and have requested that Allen treble such damages as a result of alleged willful infringement. We believe that plaintiffs have suffered no damages. Plaintiffs are also seeking to enjoin Allen’s alleged infringement. A trial date of April 13, 2004 has been set. We believe that Allen has meritorious defenses against the claims asserted by the plaintiffs, and we intend to vigorously defend the lawsuit. There can be no assurance, however, that we will ultimately prevail in this action. Whether we ultimately win or lose, litigation could be time-consuming and costly and injure our reputation. If the plaintiffs prevail in this action, we may be required to pay a substantial judgment and/or negotiate royalty or license agreements with respect to the patents at issue, and may not be able to enter into such agreements on acceptable terms. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses, either of which could have a material adverse effect on our business. We may also be required to indemnify our customers for any expenses or liabilities resulting from the claimed infringements. These potential costs and expenses, as well as the need to pay any damages awarded in favor of the plaintiffs, which may be material in amount, could increase our selling, general and administrative expenses, reduce our income and adversely affect our liquidity.

Continuing and future sales opportunities for our geolocation products and services are uncertain, and if we cannot develop such opportunities, our sales and income will be reduced. The Federal Communications Commission has promulgated regulations requiring wireless communications carriers to provide caller location information for wireless 911 calls. The systems by which this location information is supplied are often described as “E 911 solutions.” Our Allen subsidiary has developed network-based geolocation products and services that enable carriers to effectively implement network-based E 911 solutions. Changes in technology and regulations, or our inability to meet customers’ evolving requirements, could affect our ability to develop continuing and future sales opportunities for Allen’s network-based geolocation products and services. If we cannot develop sales opportunities for Allen’s network-based geolocation products or services or meet customers’ requirements, the sales and income of the combined company would be reduced.

A substantial portion of our sales are outside the United States. Conducting business in international markets involves risks and uncertainties such as foreign exchange rate exposure and political and economic instability that could lead to reduced international sales and reduced profitability associated with such sales, which would reduce our sales and income. A significant portion of our sales are outside the United States, and in recent years we have significantly increased our international manufacturing capabilities. We anticipate that international sales will continue to represent a substantial portion of our total sales and that continued growth and profitability will require further international expansion. Identifiable foreign exchange rate exposures result primarily from currency fluctuations, accounts receivable from customer sales, the anticipated purchase of products from affiliates and third-party suppliers and the repayment of intercompany loans denominated in foreign currencies with our foreign subsidiaries. International business risks also include political and economic instability, tariffs and other trade barriers, longer customer payment cycles, burdensome taxes, restrictions on the repatriation of earnings, expropriation or requirements of local or shared ownership, compliance with local laws and regulations, terrorist attacks, developing legal systems, reduced protection of intellectual property rights in some countries, cultural and language differences, and difficulties in managing and staffing operations. We believe that international risks and uncertainties could lead to reduced international sales and reduced profitability associated with such sales, which would reduce our sales and income.

In addition, we expect a significant portion of our sales will be in China. While we were not materially adversely affected by the recent outbreak of Severe Acute Respiratory Syndrome (SARS) in China and we will, if necessary, be able to ship product into China from other manufacturing facilities to meet demand in China, there can be no assurance that a new outbreak of SARS, with attendant travel restrictions, adverse impact on the Chinese economy and telecommunications business and other known and unknown potential consequences, would not materially reduce our sales.

Charges to earnings resulting from the application of the purchase method of accounting with respect to our merger with Allen may reduce our income. In accordance with United States generally accepted accounting principles, we are accounting for our merger with Allen using the purchase method of accounting, which results in charges to earnings that could have a material adverse effect on the market value of our common stock. Under the purchase method of accounting, we allocated the total estimated purchase price to Allen’s net tangible assets, amortizable intangible assets, and intangible assets with indefinite lives based on their fair values as of the date of completion of the merger, and recorded the excess of the purchase price over those fair values as goodwill. We will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we will be required to incur charges, which may be material, relating to the impairment of those assets. These depreciation, amortization, and potential impairment charges will reduce our income.

ANDREW CORPORATION 2003	RESULTS OF OPERATIONS 25

The competitive pressures we face could lead to reduced demand or lower prices for our products and services in favor of our competitors’ products and services, which could harm our sales, gross margins and prospects. We encounter aggressive competition from numerous and varied competitors in all areas of our business, and compete primarily on the basis of technology, performance, price, quality, reliability, brand, distribution, customer service and support. If we fail to develop new products and services, periodically enhance our existing products and services, or otherwise compete successfully, it would reduce our sales and prospects. Further, we may have to continue to lower the prices of many of our products and services to stay competitive. If we cannot reduce our costs in response to competitive price pressures, our gross margins would decline.

If we cannot continue to rapidly develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability, we may lose market share and our revenues may suffer. The process of developing new wireless technology products and services is complex and uncertain, and failure to anticipate customers’ changing needs and emerging technological trends accurately and to develop or obtain appropriate intellectual property could significantly harm our results of operations. We must make long-term investments and commit significant resources before knowing whether our investments will eventually result in products that the market will accept. After a product is developed, we must be able to manufacture sufficient volumes quickly and at low costs. To accomplish this, we must accurately forecast volumes, mix of products and configurations that meet customer requirements, which we may not be able to do successfully.

Among the factors that make a smooth transition from current products to new products difficult are delays in product development or manufacturing, variations in product costs, delays in customer purchases of existing products in anticipation of new product introductions and customer demand for the new product. Our revenues and gross margins may suffer if we cannot make such a transition effectively and also may suffer due to the timing of product or service introductions by our suppliers and competitors. This is especially challenging when a product has a short life cycle or a competitor introduces a new product just before our own product introduction. Furthermore, sales of our new products may replace sales of some of our current products, offsetting the benefit of even a successful product introduction. There may also be overlaps in our current product portfolios resulting from our recent merger with Allen that we will need to reconcile. If we incur delays in new product introductions, or do not accurately estimate the market effects of new product introductions, given the competitive nature of its industry, future demand for our products and our revenues may be seriously harmed.

The price of our outstanding securities may suffer if we cannot control fluctuations in our sales and operating results. Historically, our quarterly and annual sales and operating results have fluctuated. We expect fluctuations to continue in the future. In addition to general economic and political conditions, the following factors affect our sales: the timing of significant customer orders, our inability to forecast future sales due to our just-in-time supply approach, changes in competitive pricing, wide variations in profitability by product line, variations in operating expenses, the timing of announcements or introductions of new products by us, our competitors or our respective customers, the acceptance of those products, relative variations in manufacturing efficiencies and costs, and the relative strength or weakness of international markets. Since our quarterly and annual sales and operating results vary, we believe that period-to-period comparisons are not necessarily meaningful, and you should not rely on those comparisons as indicators of our future performance. Due to the foregoing factors, it is possible that in some future quarter or quarters our revenues or operating results will not meet the expectations of the public stock market analysts or investors, which could cause the price of our outstanding securities to decline.

If we cannot continue to attract and retain highly qualified people our revenues, gross margin and income may suffer. We believe that our future success significantly depends on our ability to attract, motivate and retain highly qualified management, technical and marketing personnel. The competition for these individuals is intense. From time to time, there may be a shortage of skilled labor, which may make it more difficult and expensive for us to attract, motivate and retain qualified employees. We believe our inability to do so could negatively impact the demand for our products and services and consequently our financial condition and operating results.

Our costs and business prospects may be affected by increased government regulation, a factor which is largely beyond our control. We are not directly regulated in the U.S., but many of our U.S. customers and the telecommunications industry generally are subject to Federal Communications Commission regulation. In overseas markets, there are generally similar governmental agencies that regulate our customers. We believe that regulatory changes could have a significant negative effect on our business and operating results by restricting our customers’ development efforts, making current products obsolete or increasing competition. Our customers must obtain regulatory approvals to operate certain of our products. Any failure or delay by any of our customers to obtain these approvals would adversely impact our ability to sell our products. The enactment by governments of new laws or regulations or a change in the interpretation of existing regulations could adversely affect the market

26 RESULTS OF OPERATIONS	ANDREW CORPORATION 2003

for our products. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. In the past, the delays inherent in this governmental approval process have caused, and may in the future cause, the cancellation or postponement of the deployment of new technologies. These delays could have a material adverse effect on our revenues, gross margins and income.

Allegations of health risks from wireless equipment may negatively affect our results of operations. Allegations of health risks from the electromagnetic fields generated by base stations and mobile handsets, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of mobile phones or by causing us to allocate resources to these issues.

The price of our common stock historically has been volatile. The market price of our common stock historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. Some of the factors that can affect our stock price include the following: actual, or market expectations of, fluctuations in capital spending by wireless operators and original equipment manufacturers on wireless infrastructure; the announcement of new products, services or technological innovations by us or our competitors; continued variability in our revenue or earnings; changes in quarterly revenue or earnings estimates for us made by the investment community; delays or postponements of wireless infrastructure deployments, including 3G technology, regardless of whether such deployments have an actual impact on our orders or sales; and speculation in the press or investment community about our strategic position, financial condition, results of operations, business or significant transactions.

General market conditions and domestic or international macroeconomic and geopolitical factors unrelated to our performance may also affect the price of our common stock. For these reasons, investors should not rely on historical trends to predict future stock prices or financial results. In addition, following periods of volatility in a company’s securities, securities class action litigation against a company is sometimes instituted. This type of litigation could result in substantial costs and the diversion of management time and resources. We anticipate that we will continue to face these types of risks.

Market Risks

The company is exposed to market risks from changes in interest rates, foreign exchange rates and commodities as follows:

Interest Rate Risk The company had $319.1 million in debt outstanding at September 30, 2003 in the form of lines of credit and debt agreements at both fixed and variable rates. The company is exposed to interest rate risk primarily through its variable rate debt, which totaled $5.3 million or 1.7% of the company’s total debt. A 100 basis point increase in interest rates would not have a material effect on the company’s financial position, results of operations or cash flows. Andrew currently does not use derivative instruments to manage its interest rate risk.

Foreign Currency Risk The company’s international operations represent a substantial portion of its overall operating results and asset base. In many cases, the company’s products are produced at manufacturing facilities in foreign countries to support sales in those markets. During fiscal year 2003, sales of products exported from the United States or manufactured abroad were 56% of total sales. The company’s identifiable foreign exchange rate exposures result primarily from accounts receivable from customer sales, anticipated purchases of product from affiliates and third-party suppliers and the repayment of intercompany loans with foreign subsidiaries denominated in foreign currencies. The company primarily manages its foreign currency risk by making use of naturally offsetting positions that include the establishment of local manufacturing facilities that conduct business in local currency. The company also selectively utilizes derivative instruments such as forward exchange contracts to manage the risk of exchange fluctuation. These instruments held by the company are not leveraged and are not held for trading or speculative purposes.

Commodity Risk The company uses various metals in the production of its products. Copper, which is used to manufacture coaxial cable, is the most significant of these metals. As a result, the company is exposed to fluctuations in the price of copper. In order to reduce this exposure, the company has entered into contracts with various suppliers to purchase almost all of its forecasted copper requirements for fiscal year 2004. At September 30, 2003 the company had contracts to purchase 38.2 million pounds of copper for $29.5 million.

ANDREW CORPORATION 2003	CONSOLIDATED STATEMENTS OF OPERATIONS 27

	YEAR ENDED SEPTEMBER 30
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001

Sales	$1,014,486	$864,801	$935,276
Cost of products sold	739,341	627,093	625,367
Gross Profit	275,145	237,708	309,909

Operating Expenses
Research and development	84,151	57,977	39,934
Sales and administrative	148,867	140,307	161,223
Intangible amortization	19,222	5,121	150
Restructuring	9,222	24,908	—
	261,462	228,313	201,307

Operating Income	13,683	9,395	108,602

Other
Interest expense	5,675	5,079	7,413
Interest income	(1,649)	(3,617)	(2,645)
Other (income) expense, net	(1,453)	3,576	2,442
Gain on the sale of assets and investments	(12,216)	(8,713)	—
	(9,643)	(3,675)	7,210
Income from Continuing Operations Before Income Taxes	23,326	13,070	101,392

Income taxes	4,622	2,578	32,444
Income from Continuing Operations	18,704	10,492	68,948

Discontinued Operations
Loss from operations of discontinued operations, net of tax benefit	3,184	10,484	7,326
Loss on disposal of discontinued operations, net of tax benefit	—	26,387	—
	3,184	36,871	7,326

Net Income (Loss)	15,520	(26,379)	61,622

Preferred Stock Dividends	6,459	—	—

Net Income (Loss) Available to Common Shareholders	$9,061	$(26,379)	$61,622

Basic and Diluted Income from Continuing Operations per Average Share of Common Stock Outstanding	$0.11	$0.12	$0.85
Basic and Diluted Net Income (Loss) per Average Share of Common Stock Outstanding	$0.08	$(0.30)	$0.76

Average Basic Shares Outstanding	109,822	87,197	81,382
Average Diluted Shares Outstanding	109,866	87,295	81,542

See Notes to Consolidated Financial Statements.

28 CONSOLIDATED BALANCE SHEETS	ANDREW CORPORATION 2003

	SEPTEMBER 30
DOLLARS IN THOUSANDS	2003	2002

Assets

Current Assets
Cash and cash equivalents	$286,269	$84,871
Accounts receivable, less allowances (2003-$10,662; 2002-$6,516)	326,282	215,406
Inventories	247,750	133,993
Other current assets	29,131	42,913
Total Current Assets	889,432	477,183

Other Assets
Goodwill	821,398	396,295
Intangible assets, less amortization	93,086	47,344
Other assets	50,398	3,809

Property, Plant and Equipment
Land and land improvements	20,926	17,890
Buildings	116,038	98,714
Equipment	469,296	448,036
Allowance for depreciation	(387,341)	(365,605)
	218,919	199,035
Total Assets	$2,073,233	$1,123,666

See Notes to Consolidated Financial Statements.

ANDREW CORPORATION 2003	CONSOLIDATED BALANCE SHEETS 29

	SEPTEMBER 30
DOLLARS IN THOUSANDS	2003	2002

Liabilities and Stockholders’ Equity

Current Liabilities
Notes payable	$284	$66,184
Accounts payable	124,646	69,835
Accrued expenses and other liabilities	58,893	49,538
Compensation and related expenses	52,255	28,434
Restructuring	20,414	15,329
Current portion of long-term debt	17,466	7,250
Total Current Liabilities	273,958	236,570

Deferred Liabilities	73,941	28,461

Long-Term Debt, less current portion	301,364	13,391

Stockholders’ Equity
Redeemable convertible preferred stock (par value, $50 a share: 183,720 shares outstanding)	9,186	—
Common stock (par value, $.01 a share: 400,000,000 shares authorized; 160,900,657 shares issued in 2003 and 102,718,210 shares issued in 2002, including treasury)	1,609	1,027
Additional paid-in capital	649,667	145,764
Accumulated other comprehensive loss	(14,115)	(46,089)
Retained earnings	805,435	796,374
Treasury stock, at cost (2,608,290 shares in 2003; 4,500,493 shares in 2002)	(27,812)	(51,832)
Total Stockholders’ Equity	1,423,970	845,244
Total Liabilities and Stockholders’ Equity	$2,073,233	$1,123,666

See Notes to Consolidated Financial Statements.

30 CONSOLIDATED STATEMENTS OF CASH FLOWS	ANDREW CORPORATION 2003

	YEAR ENDED SEPTEMBER 30
DOLLARS IN THOUSANDS	2003	2002	2001

Cash Flows from Operations
Net Income (Loss)	$15,520	$(26,379)	$61,622

Adjustments to Net Income (Loss)
Depreciation	55,182	51,195	46,401
Amortization	19,222	5,121	4,523
Gain on the sale of assets and investments	(12,216)	(8,713)	—
Other	56	(339)	(2,240)

Restructuring and Discontinued Operations
Restructuring costs	(5,782)	35,400	—
Discontinued operations costs, net of taxes	(1,483)	25,903	—
Operating cash flow from discontinued operations	5,961	22,221	15,330

Change in Operating Assets/Liabilities
Decrease in accounts receivable	10,736	59,011	3,603
Decrease in inventories	783	6,665	4,134
(Increase) decrease in other assets	(19,200)	(10,724)	5,049
(Decrease) increase in accounts payable and other liabilities	(6,413)	(4,240)	21,730
Net Cash From Operations	62,366	155,121	160,152

Investing Activities
Capital expenditures	(31,859)	(40,561)	(72,065)
Acquisition of businesses	(47,664)	(239,757)	(21,380)
Cash acquired in acquisitions	95,750	58,705	—
Proceeds from sale of businesses and investments	7,286	50,301	—
Investments in and advances to affiliates, net	—	58	13,651
Proceeds from sale of property, plant and equipment	15,870	1,016	724
Net Cash From (Used for) Investing Activities	39,383	(170,238)	(79,070)

Financing Activities
Long-term debt payments	(23,969)	(44,658)	(14,516)
Long-term debt borrowings	233,308	—	289
Notes payable (payments) borrowings, net	(65,911)	23,927	(3,945)
Preferred stock dividends	(6,459)	—	—
Payments to acquire treasury stock	(49,600)	—	—
Stock purchase and option plans	2,265	2,840	2,053
Net Cash From (Used for) Financing Activities	89,634	(17,891)	(16,119)

Effect of exchange rate changes on cash	10,015	5,502	2,549
Increase (Decrease) for the Year	201,398	(27,506)	67,512

Cash and equivalents at beginning of year	84,871	112,377	44,865
Cash and Equivalents at End of Year	$286,269	$84,871	$112,377

See Notes to Consolidated Financial Statements.

ANDREW CORPORATION 2003	CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY 31

DOLLARS IN THOUSANDS	REDEEMABLE CONVERTIBLE PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	RETAINED EARNINGS	TREASURY STOCK	TOTAL

Balance at September 30, 2000	$—	$1,027	$64,136	$(35,801)	$761,131	$(247,548)	$542,945

Stock purchase and option plans			1,734			3,321	5,055

Foreign currency translation adjustments				(8,972)			(8,972)
Net Income					61,622		61,622
Comprehensive Income							52,650

Balance at September 30, 2001	$—	$1,027	$65,870	$(44,773)	$822,753	$(244,227)	$600,650

Stock purchase and option plans			1,007			4,701	5,708
Shares issued-Celiant purchase			78,887			187,694	266,581

Minimum pension liability				(5,470)			(5,470)
Foreign currency translation adjustments				4,154			4,154
Net Loss					(26,379)		(26,379)
Comprehensive Loss							(27,695)

Balance at September 30, 2002	$—	$1,027	$145,764	$(46,089)	$796,374	$(51,832)	$845,244

Repurchase of shares						(49,600)	(49,600)
Stock purchase and option plans			(729)			5,728	4,999
Shares issued-Allen purchase		552	451,711				452,263
Preferred stock	49,554		80,475				130,029
Preferred stock conversion	(40,368)	30	(27,554)			67,892	—

Decrease in minimum pension liability				2,387			2,387
Derivatives-foreign currency forward contracts				(418)			(418)
Foreign currency translation adjustments				30,005			30,005
Net Income					15,520		15,520
Preferred stock dividends					(6,459)		(6,459)
Comprehensive Income							41,035
Balance at September 30, 2003	$9,186	$1,609	$649,667	$(14,115)	$805,435	$(27,812)	$1,423,970

See Notes to Consolidated Financial Statements.

32 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

1. Summary of Significant Accounting Policies

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

INVENTORIES Inventories are stated at the lower of cost or market. Most of the company’s inventories are valued on the first-in, first-out (FIFO) method. Inventories stated under the last-in, first-out (LIFO) method represent 25% of total inventories in 2003 and 49% of total inventories in 2002. If the FIFO method, which approximates current replacement cost, had been used for these LIFO inventories, the total amount of these inventories would have remained unchanged. Inventories consisted of the following at September 30, 2003 and 2002, net of reserves:

DOLLARS IN THOUSANDS	2003	2002

Raw materials	$112,130	$27,553
Work in process	44,513	44,477
Finished goods	91,107	61,963
	$247,750	$133,993

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is recorded at cost.  Approximately half of the company’s assets are depreciated using the straight-line method, and approximately half are depreciated using accelerated methods for both financial reporting and tax purposes. Both of these methods are based on estimated useful lives of these assets. Buildings are depreciated over ten to thirty years and equipment is depreciated over three to eight years. Depreciation of leasehold improvements is based on the term of the related lease or the estimated useful life, whichever is shorter. Maintenance, repairs, and minor renewals and betterments are charged to expense. Depreciation expense was $55.2 million, $51.2 million, and $46.4 million for 2003, 2002, and 2001, respectively.

REVENUE RECOGNITION Revenue is principally recognized from the sale of products and services when a product is shipped or a service is performed. The company has two major product groups, Network Solutions and Wireless Innovations, for which a substantial portion of the revenue is recognized based on contractual terms. Network Solutions and Wireless Innovations sales were $43.8 million and $41.6 million in 2003, respectively (see Note 14).

With the acquisition of Allen Telecom, the company acquired a new product group, Network Solutions. The majority of the revenue in this product group is from the company’s geolocation product line, where revenue is principally recognized pursuant to Emerging Issues Task Force Issue 00-21, Accounting for Multiple Element Revenue Arrangements. These multiple element arrangement contracts include 1) territory design, 2) delivery of hardware and software and 3) testing and acceptance. These elements represent separate earnings processes and revenue is allocated among them based on the fair value of each element. The fair value of these elements is based on negotiated contracts and stand-alone pricing of these components. Revenue is recognized on the completion of each element, since each element is distinct and functionally independent.

The company has significantly expanded its Wireless Innovations product offering with the acquisition of Allen Telecom. A large portion of the revenue recognized in this product category is for complete system sales. Revenue on these system sales is recognized based on contractual terms such as customer acceptance.

SHIPPING AND HANDLING CHARGES Shipping and handling costs billed to customers are recorded as revenue and the related expenses are recorded in cost of products sold.

IDENTIFIABLE INTANGIBLE ASSETS The company reports identifiable intangible assets net of accumulated amortization. Accumulated amortization on intangible assets was $26.4 million and $6.7 million at September 30, 2003 and 2002, respectively. The company amortizes intangible assets, excluding goodwill and trademarks, over their estimated useful lives, which range from one to ten years. Intangible assets consisted of the following:

	SEPTEMBER 30
DOLLARS IN THOUSANDS	2003	2002

Customer contracts and relationships, net of accumulated amortization of $12,513 in 2003 and $2,335 in 2002	$34,292	$14,252
Patents and technology, net of accumulated amortization of $13,097 in 2003 and $3,715 in 2002	50,022	33,047
Trademarks-indefinite life	5,600	—
Other, net of accumulated amortization of $786 in 2003 and $680 in 2002	3,172	45
	$93,086	$47,344

The company’s scheduled amortization expense over the next five years is as follows:

DOLLARS IN MILLIONS	2004	2005	2006	2007	2008
	$36.8	$19.0	$14.6	$10.3	$1.0

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 33

GOODWILL The company adopted the Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, during fiscal year 2002. Under the provisions of SFAS No. 142, the company tests goodwill for impairment on an annual basis. The company has elected to perform its annual impairment review on the first day of its fiscal fourth quarter. The impairment review performed for fiscal year 2003 indicated no impairment of goodwill, but due to uncertain market conditions, it is possible that future impairment reviews may indicate impairment of the fair value of goodwill, which could result in non-cash charges, adversely affecting the company’s results of operations.

FOREIGN CURRENCY TRANSLATION The functional currency for the company’s foreign operations is predominantly the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average monthly exchange rates for revenue and expense accounts. Adjustments resulting from translation are included in accumulated other comprehensive loss, a separate component of stockholders’ equity. Gains and losses resulting from foreign currency transactions are included in determining net income. Net gains and (losses) resulting from foreign currency transactions that are included in other income (expense), net were $2.2 million, ($2.1) million and ($3.3) million for 2003, 2002 and 2001, respectively.

HEDGING AND DERIVATIVE INSTRUMENTS The company is exposed to changes in foreign exchange rates as a result of its foreign operations. The company primarily manages its foreign currency risk by making use of naturally offsetting positions. These natural hedges include the establishment of local manufacturing facilities that conduct business in local currency. The company also selectively utilizes derivative instruments such as forward exchange contracts to manage the risk of exchange fluctuations. These instruments held by the company are not leveraged and are not held for trading or speculative purposes.

In fiscal year 2003 the company used forward exchange contracts, designated as cash flow hedges to manage its foreign currency exposure on intercompany loans between its subsidiaries. The unrealized losses on these forward contracts was $0.4 million and recorded to accumulated other comprehensive loss and a loss of $0.1 million was recorded in other expense for hedge ineffectiveness. The company designated additional forward contracts as a net investment hedge of its Australian subsidiary. The unrealized losses on these forward contracts was $0.8 million and recorded to accumulated other comprehensive loss and a loss of $0.07 million was recorded in other expense for hedge ineffectiveness. The fair value of all these contracts was a liability of $1.0 million and recorded in other current liabilities. Hedge ineffectiveness is assessed based on the movement of forward contracts rates compared to the movement of current exchange rates.

ACCUMULATED OTHER COMPREHENSIVE LOSS The cumulative balances included in other comprehensive loss are as follows:

	YEAR ENDED SEPTEMBER 30, 2003
DOLLARS IN THOUSANDS	FOREIGN CURRENCY TRANSLATION	MINIMUM PENSION LIABILITY, NET OF TAX	CASH FLOW HEDGES	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

September 30, 2001	$(44,773)	$—	$—	$(44,773)
Foreign currency translation	4,154	—	—	4,154
Minimum pension liability	—	(5,470)	—	(5,470)
September 30, 2002	(40,619)	(5,470)	—	(46,089)
Foreign currency translation	30,005	—	—	30,005
Decrease in minimum pension liability	—	2,387	—	2,387
Cash flow hedges	—	—	(418)	(418)
September 30, 2003	$(10,614)	$(3,083)	$(418)	$(14,115)

34 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

INCOME TAXES Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

STOCK-BASED COMPENSATION The company accounts for stock-based compensation awards pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations which prescribe the use of the intrinsic value-based method. Accordingly, no compensation cost is recognized for stock options since the exercise price of these stock options equals the market price of the underlying stock on the date of the grant.

Pro forma information regarding income and earnings per share as required by SFAS No. 148 has been determined as if the company had accounted for its stock option plans under the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rate of 3.98%, 4.09% and 4.62%; dividend yield of 0%; a volatility factor of ..577, .538, and .523, and a weighted average expected life of the options of six years.

The following table shows the company’s pro forma net income and earnings per share as if the company had recorded the fair value of stock options as compensation expense.

	YEAR ENDED SEPTEMBER 30
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001

Reported income (loss) available to common shareholders	$9,061	$(26,379)	$61,622
Less: Stock-based compensation, net of tax	(7,224)	(6,924)	(6,053)
Pro forma net income (loss) available to common shareholders	1,837	(33,303)	55,569
Reported basic and diluted net income (loss) per share	$0.08	$(0.30)	$0.76
Pro forma basic and diluted net income (loss) per share	$0.02	$(0.38)	$0.68

For additional information regarding stock-based compensation, see Note 13.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain previously reported amounts have been reclassified to conform to the current period presentation.

RECENTLY ISSUED ACCOUNTING POLICIES In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The provisions of this statement will be effective for exit or disposal activities initiated after December 31, 2002. The company’s current restructuring plan, initiated in September 2002, is being accounted for under the previously existing accounting principles for restructuring, primarily Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The company accrued pre-tax charges of $36.0 million when the company’s management approved the current restructuring plan. If the company had accounted for this restructuring plan under SFAS No. 146, certain costs such as employee termination benefits of $11.8 million and lease and contract cancellation costs of $2.5 million included in this $36.0 million would have been recognized over the restructuring period as incurred and not accrued in fiscal year 2002.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The company does not expect that the adoption of this statement will have a material effect on the company’s financial statements.

ADOPTION OF NEW ACCOUNTING POLICIES At the beginning of fiscal year 2003, the company adopted SFAS No. 143, Accounting and Reporting for Obligations Associated with the Retirement of Tangible Long-Lived Assets and the Associated Asset Retirement Costs and SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of Statement 13, and Technical Corrections. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS No. 145 modifies reporting of extinguishment of debt and amends accounting for leases. The adoption of these statements did not impact the company’s results of operations.

Starting in the second quarter of 2003, the company adopted the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation. See disclosure above on stock-based compensation for the disclosures required by SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51 (FIN 46), which requires variable interest entities (commonly referred to as SPEs) to be consolidated by the primary beneficiary of the entity if certain criteria are met. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 became effective for the company during the third quarter of 2003. The company has no variable interest entities.

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 35

Starting in fiscal year 2002, the company adopted SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under the new statements, goodwill is no longer amortized but is subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. Goodwill amortization included in sales and administrative expense in fiscal year 2001 was $4,373,000 and an additional $211,000 of goodwill amortization was included in loss from discontinued operations. If this goodwill amortization expense had been excluded from reported earnings per share it would increase both basic and diluted earnings per share by $.05 for income from continuing operations and net income for fiscal year 2001.

The company adopted SFAS No. 144, Accounting and Reporting for the Impairment or Disposal of Long-Lived Assets, in fiscal year 2002. SFAS No. 144 expands the use of discontinued operations from a reporting segment of an entity to the lower level of a component of an entity as defined by SFAS No. 144. The company’s closing of its equipment shelter, wireless accessories and satellite modem businesses was accounted for as discontinued operations under the provisions of SFAS No. 144 (see Note 9). All periods presented have been restated to exclude the operating results of these businesses from continuing operations. The results of operations of these businesses have been reported net of income taxes as discontinued operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 required the company to report the convertible preferred stock issued on July 15, 2003 in connection with the Allen Telecom acquisition (see Note 12) as a component of stockholders’ equity.

2. Business Acquisitions

In June 2002, the company acquired Celiant Corporation, which designed, manufactured and marketed radio frequency (RF) power amplifiers for use in wireless communications networks. Total purchase consideration was $481.0 million consisting of $203.1 million in cash, 16,278,805 shares of the company’s common stock valued at $266.6 million, and $11.3 million of acquisition related costs. The 16,278,805 shares were valued at $16.38, the February 15, 2002 closing price, the last trading day before the acquisition agreement was signed. These 16,278,805 shares represented 16.6% of the company’s total shares outstanding at September 30, 2002. The company acquired $58.7 million of cash in the Celiant acquisition, making the company’s net cash expenditure $155.7 million for this acquisition. The assets and liabilities of Celiant were recorded based upon their fair value determined by management and by an independent appraisal. An allocation of the purchase price is as follows:

DOLLARS IN THOUSANDS

Net tangible assets	$97,700
Intangible assets	42,800
Goodwill	340,504
Total purchase consideration	$481,004

Celiant’s results of operations have been included with the company’s since June 4, 2002. Pro forma results of operations, assuming the acquisition of Celiant occurred on October 1, 2001 are presented at the bottom of this footnote. Celiant commenced operations on June 1, 2001 as a spin out of Lucent Technologies’ power amplifier business. Lucent did not maintain the amplifier business as a separate business unit and external financial statements historically have not been prepared. Presenting meaningful pro forma financial data for fiscal year 2001 would have required the company to make significant estimates based on forward-looking information, and therefore the company is not providing pro forma financial data for fiscal year 2001.

The company also made three smaller acquisitions in fiscal year 2002. The company acquired Quasar Microwave Technology Ltd., a British manufacturer of microwave and millimeter wave radio components. The company purchased selected assets of Antenna Bad Blankenburg, a German manufacturer of telematics equipment for the automotive industry. The company also purchased selected assets and intellectual property of WSIL Inc., a British manufacturer of power amplifiers. The company paid $23.9 million for these acquisitions and accounted for these transactions using the purchase method of accounting. These acquisitions resulted in $15.2 million of goodwill and $5.9 million of intangible assets. Pro forma results of operations, assuming these acquisitions occurred at the beginning of fiscal year 2001, were not materially different from the reported results of operations.

In fiscal year 2003, the company purchased Allen Telecom, Inc., a global provider of wireless infrastructure equipment and services to many of the largest wireless communications carriers and original equipment manufacturers (OEMs). The company completed this merger on July 15, 2003, following approval by both Allen Telecom and Andrew stockholders. The merger price was determined by negotiations between Andrew and Allen and was a stock-for-stock transaction in which Allen common shareholders received 1.775 shares of newly issued Andrew common stock for each share of Allen common stock. The exchange ratio of 1.775 represented a premium of approximately 21% over the trading price of Allen’s common stock near the merger date. The company

36 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

believes that this premium was justified by the combined company’s ability to provide total customer solutions, including virtually the entire base station RF footprint. The combined company can also deliver integrated components that better meet the performance and cost efficiency requirements of OEMs. In this transaction Andrew issued 55,231,126 shares of common stock, which represented 36.0% of the company’s total shares outstanding at July 16, 2003.

The company also issued 991,070 shares of redeemable convertible preferred stock, issuing one share for each share of Allen redeemable convertible preferred stock. The total purchase consideration was $495.0 million, consisting of shares of Andrew stock valued at $452.9 million, $23.7 million to buyout Allen stock options and $18.4 million of acquisition related costs. Andrew common shares issued in this transaction were valued at $8.20 a share, the average closing price for three days, including the day the merger was announced, February 18, 2003, and the day before and the day after the announcement.

A preliminary allocation of the purchase consideration to tangible and intangible assets was based upon an estimate of fair value determined by management and independent valuation specialists. Based on these preliminary estimates the purchase consideration was allocated as follows:

DOLLARS IN THOUSANDS
Net tangible assets, excluding convertible preferred stock	$119,011
Convertible preferred stock	(130,028)
Intangible assets	62,476
Restructuring reserve	(13,680)
Net deferred tax asset	34,217
Goodwill	422,993
Total purchase consideration	$494,989

The $119.0 million of net tangible assets, excluding the convertible preferred stock, are made up of the following:

DOLLARS IN THOUSANDS
Cash and cash equivalents	$95,750
Accounts receivable	101,860
Inventory	100,104
Property, plant and equipment, and other assets	79,977
Accounts payable and other liabilities	(127,619)
Defined benefit and postretirement plans	(49,026)
Debt	(82,035)
Net tangible assets	$119,011

Independent valuation specialists identified $62.5 million of intangible assets with a weighted average life of four years. These intangible assets and their associated useful lives are as follows:

DOLLARS IN THOUSANDS	VALUE	USEFUL LIFE IN YEARS
Patents and related technology	$25,900	4
Customer relationships	8,500	10
Customer contract	21,600	1.5
Trademarks	5,600	Indefinite
Other intangibles	876	3
	$62,476

The fair value of Allen’s redeemable convertible preferred stock was estimated to be $131.20 per share, based on the market price of these instruments at July 15, 2003. Allen carried these instruments on their balance sheet at the liquidation preference of $50.00 a share. The $81.20 per share increase in fair value resulted in an $80.5 million purchase accounting adjustment that the company recorded to additional paid-in capital. The company acquired Allen’s noncontributory defined benefit plans as well as post-retirement medical and life insurance plans (see Note 5). Based on an actuarial study, the company recorded additional liabilities totaling $30.6 million to bring the total liabilities recorded for these plans to $49.0 million.

As part of integrating the operations of Andrew and Allen, the company will incur costs to consolidate and realign operations. The company currently has an integration plan in place where the company anticipates incurring $13.7 million of employee termination, lease cancellation and other costs. These plans will result in the termination of approximately 380 Allen employees. The company has not finalized the integration plans for all of its operations and anticipates accruing additional integration costs within the next six months when these costs have been determined.

The deferred tax asset of $34.2 million reflects the elimination of Allen’s previously recorded net deferred tax assets as well as adjustments to record the difference between the tax basis and book basis of certain purchase accounting adjustments and the recording of the identifiable intangible assets.

The company acquired $95.8 million of cash in the Allen acquisition and incurred $47.6 million of cash costs resulting in the company’s net cash acquired of $48.2 million for this acquisition.

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 37

Allen’s results of operations have been included with the company’s since July 16, 2003 and Celiant’s results have been included in the company’s results since June 4, 2002. Pro forma results of operations, assuming these acquisitions occurred on October 1, 2001, are as follows:

	YEAR ENDED SEPTEMBER 30, 2002
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	ANDREW	CELIANT OCTOBER 1, 2001 TO JUNE 4, 2002	CELIANT PRO FORMA ADJUSTMENTS	ALLEN	ALLEN PRO FORMA ADJUSTMENTS	ANDREW PRO FORMA

Sales	$864,801	$228,519	$—	$378,318	$—	$1,471,638

Income (loss) from continuing operations	10,492	12,311	(8,892)	(2,248)	(14,882)	(3,219)
Preferred stock dividends	$—	$—	$—	$(1,572)	$(2,303)	$(3,875)
Income (loss) from continuing operations, available to common shareholders	$10,492	$12,311	$(8,892)	$(3,820)	$(17,185)	$(7,094)

Average diluted shares outstanding	87,295	—	10,837	—	55,231	153,363
Income (loss) from continuing operations, per common share	$0.12	—	—	—	—	$(0.05)

	YEAR ENDED SEPTEMBER 30, 2003
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	ANDREW	ALLEN OCTOBER 1, 2002 TO JULY 15, 2003	PRO FORMA ADJUSTMENTS	ANDREW PRO FORMA

Sales	$1,014,486	$379,415	$—	$1,393,901

Income (loss) from continuing operations	18,704	23,218	(9,341)	32,581
Preferred stock dividends	$(6,459)	$(3,067)	$—	$(9,526)
Income (loss) from continuing operations, available to common shareholders	$12,245	$20,151	$(9,341)	$23,055

Average diluted shares outstanding	109,866	—	43,561	153,427
Income from continuing operations, per common share	$0.11	—	—	$0.15

The Celiant pro forma adjustments consist of interest expense and amortization of the intangible assets acquired in the Celiant acquisition. The company estimates that it would have had to borrow an additional $63.0 million in notes payable at 3.0%, resulting in an after-tax interest expense of $0.8 million. The amortization of the $42.8 million of intangibles over this eight-month period would have created an additional $8.1 million of after-tax amortization expense.

The Allen pro forma adjustments consist of interest expense and amortization of the intangible assets acquired in the Allen acquisition. The company estimates that it would have had to borrow an additional $48.0 million in notes payable at 3.0%, resulting in an after-tax interest expense of $0.9 million in 2002 and $0.7 million in 2003. The amortization of the $62.5 million of intangibles would have created an additional after-tax amortization expense of $14.3 million in 2002 and $8.6 million in 2003. In addition, if the redeemable convertible preferred stock had been outstanding since October 2001 as reflected in these pro formas, Allen’s 2002 interest expense would have been reduced by an after-tax amount of $0.4 million and preferred dividend payments would have increased by $2.3 million.

38 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

3. Per Share Data

The following table sets forth the computation of basic and diluted earnings per

	YEAR ENDED SEPTEMBER 30
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001

Basic Earnings (Loss) per Share
Income from continuing operations	$18,704	$10,492	$68,948
Preferred stock dividends	(6,459)	—	—
Income from continuing operations available to common shareholders	12,245	10,492	68,948
Average basic shares outstanding	109,822	87,197	81,382
Basic income from continuing operations per share	$0.11	$0.12	$0.85

Net income (loss)	$15,520	$(26,379)	$61,622
Preferred stock dividends	(6,459)	—
Net income (loss) available to common shareholders	9,061	(26,379)	61,622
Average basic shares outstanding	109,822	87,197	81,382
Basic net income (loss) per share	$0.08	$(0.30)	$0.76

Diluted Earnings (Loss) per Share
Income from continuing operations	$18,704	$10,492	$68,948
Preferred stock dividends	(6,459)	—	—
Income from continuing operations available to common shareholders	12,245	10,492	68,948
Average basic shares outstanding	109,822	87,197	81,382
Effect of dilutive securities: stock options	44	98	160
Average diluted shares outstanding	109,866	87,295	81,542
Diluted income from continuing operations per share	$0.11	$0.12	$0.85

Net income (loss)	$15,520	$(26,379)	$61,622
Preferred stock dividends	(6,459)	—	—
Net income (loss) available to common shareholders	9,061	(26,379)	61,622
Average basic shares outstanding	109,822	87,197	81,382
Effect of dilutive securities: stock options	44	—	160
Average diluted shares outstanding	109,866	87,197	81,542
Diluted net income (loss) per share	$0.08	$(0.30)	$0.76

The 183,720 shares of convertible preferred stock outstanding at September 30, 2003 can potentially be converted into 2,117,557 shares of the company’s common stock.  These shares were not included in the calculation of earnings per share because including these shares and excluding the convertible preferred stock dividends would have increased reported earnings per share.

For fiscal year 2002, 98,000 diluted shares were not included in the calculation of the net loss per share because these shares would have reduced the reported net loss per share. Options to purchase 5,530,000, 5,569,000, and 3,664,000, shares of common stock in 2003, 2002 and 2001, respectively, were not included in the computation of diluted shares because the options’ exercise prices were greater than the average market price of the common shares.

The company’s convertible subordinated notes are potentially convertible into 17,531,568 shares of the company’s common stock. These shares were not included in the computation of diluted earnings per share because the conversion price of these notes is greater than the average market price of the common shares.

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 39

4. Investments in and Advances to Affiliates

On December 4, 2001, the company completed the sale of its interest in a group of Russian telecommunications companies, which were accounted for under the equity method. The company received $50.3 million, net of $0.3 million of Russian withholding tax, for the sale of these investments. These investments were sold to Antel Holdings Ltd. The company sold the following investments: 49% of ZAO Rascom, 45% of ZAO Metrocom, 45% of MAcommnet, 64.4% of Magistral Telecom and 99.7% of ZAO MKS. As part of this transaction, the company also sold its wholly owned, U.S. based, international telecommunications carrier, Antel. This sale resulted in an $8.7 million pre-tax gain and an after-tax gain of $7.3 million.

5. Defined Benefit Plans

UNITED KINGDOM Approximately 600 current and former employees of the company’s United Kingdom subsidiary, Andrew Ltd., participate in a defined benefit plan. Benefits are based on an employee’s final pensionable salary. The plan’s assets are held by a trust, the Andrew Ltd. Pension and Life Assurance Plan, and an independent third party manages the investments. The plan assets are invested in equity and debt securities and are not invested in the company’s common stock. The company’s accumulated benefit obligation under this plan was $42.9 million and $36.6 million at September 30, 2003 and 2002, respectively. At September 30, 2003 the accumulated benefit obligation exceeded the fair value of plan assets and accrued pension costs by $4.5 million. The company recorded this minimum pension liability of $3.1 million to deferred liabilities and to other comprehensive loss net of applicable income taxes.

The reconciliation of the beginning and the ending balance of the projected benefit obligation, reconciliation of the beginning and ending balance of the fair value of the plan assets, funded status of the plan and amounts recognized on the company’s consolidated balance sheet are as follows:

	SEPTEMBER 30
DOLLARS IN THOUSANDS	2003	2002

Change in projected benefit obligation
Projected benefit obligation at beginning of the year	$50,746	$38,004
Service costs	1,907	2,323
Interest costs	2,854	2,386
Actuarial loss	8,160	7,423
Benefits paid	(1,376)	(1,909)
Foreign currency translation adjustment	3,832	2,519
Projected benefit obligation at end of the year	66,123	50,746

Change in plan assets
Fair value of plan assets at beginning of the year	28,833	31,836
Return on plan assets	5,143	(4,930)
Company contribution	1,462	1,404
Contribution by plan participants	731	701
Benefits and expenses paid	(1,376)	(1,909)
Foreign currency translation adjustment	2,158	1,731
Fair value of plan assets at end of the year	36,951	28,833

Funded status of the plan	(29,172)	(21,913)
Unrecognized prior service costs	128	162
Unrecognized actuarial loss	27,601	22,001
Net amount recognized	(1,443)	250

Amounts recognized on balance sheet consist of:
Deferred liabilities	(4,654)	(5,633)
Prepaid pension cost	—	251
Other long-term assets	128	162
Accumulated other comprehensive loss	3,083	5,470
Net amount recognized	$(1,443)	$250

The components of net periodic pension costs recognized in income are as follows:

DOLLARS IN THOUSANDS	2003	2002	2001

Service costs	$1,176	$1,622	$1,680
Interest costs	2,854	2,386	2,315
Expected return	(1,964)	(2,300)	(2,489)
Amortization of unrecognized net assets	—	(21)	(21)
Amortization of unrecognized prior service costs	42	40	38
Amortization of net loss	1,012	203	—
	$3,120	$1,930	$1,523

40 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

The following actuarial rate assumptions were used in determining the net periodic pension costs recognized in income:

	2003	2002	2001

Discount rate	5.50%	6.25%	6.50%
Annual compensation increase	3.50%	4.00%	4.50%
Expected return on plan assets	6.50%	7.00%	7.00%
Post-retirement pension increase	2.50%	2.50%	2.75%

The weighted average actuarial rate assumptions used to determine the projected benefit obligation at September 30, 2003 were as follows: discount rate 5.30%, annual compensation increase 3.70%, expected return on plan assets 6.50% and post-retirement pension increase 2.70%.

PLANS ACQUIRED FROM ALLEN TELECOM With the acquisition of Allen Telecom on July 15, 2003, the company assumed the Allen noncontributory defined benefit plans as well as post-retirement medical and life insurance plans. The defined benefit plans cover approximately 1,760 current and former employees, including the majority of the full-time domestic salaried and hourly employees of the former Allen Telecom. The pension benefits provided to salaried employees are based on years of service and compensation during the ten-year period prior to retirement, while the benefits provided to hourly employees are based on specified amounts for each year of service. Domestic pension costs are funded in compliance with requirements of the Employee Retirement Income Security Act of 1974, as amended, as employees become eligible to participate. At July 15, 2003 the accumulated benefit obligation under these plans was $77.9 million, which exceeded the fair value of the plan assets by $51.2 million. After the completion of the merger, these plans were frozen, resulting in a decrease in liability of $6.5 million to $44.7 million. In addition to the reserves of $16.9 million acquired from Allen, the company recorded a one-time purchase accounting adjustment of $27.8 million.

The post-retirement medical and life insurance plans provide health care and life insurance benefits for certain retired employees who reach retirement age while working with the company. The company’s accumulated benefit obligation under these plans was $4.3 million as of July 15, 2003. In addition to reserves of $1.6 million acquired from Allen, the company recorded a one-time purchase accounting adjustment of $2.8 million for these post-retirement medical and life insurance plans.

A reconciliation of the plans’ projected benefit obligation, fair value of plan assets, and funded status are as follows:

DOLLARS IN THOUSANDS	RETIREMENT PLANS PENSION BENEFITS 2003	POST-RETIREMENT MEDICAL PLANS OTHER BENEFITS 2003

Change in projected benefit obligation
Projected benefit obligation at July 15, 2003	$77,911	$4,339
Service costs	38	—
Interest costs	505	31
Curtailments	(6,451)	—
Disbursements	(1,584)	(27)
Projected benefit obligation at end of the year	70,419	4,343

Change in plan assets
Fair value of plan assets at July 15, 2003	26,710	—
Return on plan assets	1,767	—
Company contribution	1,034	27
Disbursements	(1,584)	(27)
Fair value of plan assets at end of the year	27,927	—

Funded status of the plan	(42,492)	(4,343)
Unrecognized actuarial gain	(1,288)	(19)
Net accrued pension costs (recorded in deferred liabilities)	$(43,780)	$(4,362)

The components of net periodic pension costs are as follows:

DOLLARS IN THOUSANDS	RETIREMENT PLANS PENSION BENEFITS 2003	POST-RETIREMENT MEDICAL PLANS OTHER BENEFITS 2003

Service costs	$38	$—
Interest costs	505	31
Actual return on plan assets	(1,767)	—
Amortization of net loss	1,319	—
	$95	$31

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 41

Assumptions used in developing the benefit obligations were as follows:

WEIGHTED AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30	PENSIONS 2003	OTHER POST-RETIREMENT BENEFITS 2003

Discount rate	2.90%	2.90%
Expected return on plan assets	7.00%	NA

The company anticipates funding these plans over the next three to five years. The 2.9% discount rate reflects the bond yield on four year investment grade corporate bonds at July 15, 2003. For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rates would not have a material effect on the post-retirement benefit obligation or on the aggregate service cost and interest cost components.

6. Profit Sharing and Other Compensation Plans

Most employees of Andrew Corporation and its subsidiaries participate in various retirement plans, principally defined contribution profit sharing plans. The amounts charged to earnings for these plans in 2003, 2002, and 2001 were $6,098,000, $6,801,000, and $10,248,000, respectively.

7. Financing

LINES OF CREDIT AND SHORT-TERM BORROWINGS The company maintains a $160 million revolving line of credit with a group of nine lenders led by Bank of America, NA as lead arranger and administrative agent. This agreement expires in December of 2005. The maximum outstanding during 2003 under the line of credit was $50.8 million and the weighted average interest rate for borrowings under this line in fiscal year 2003 was 3.29%. The outstanding balance under this line of credit was $0 at September 30, 2003 and $50.8 million at September 30, 2002.

Several of the company’s foreign subsidiaries maintain credit agreements. The company’s Brazilian subsidiary has a $3.0 million multicurrency line of credit agreement with ABN-AMRO. The outstanding balance at September 30, 2003 was $0.3 million and was the only borrowing under this line of credit in 2003. The company’s Chinese subsidiary has a $7.5 million line of credit agreement with Bank of America, which had no borrowings during fiscal year 2003.

LONG-TERM DEBT Long-term debt at September 30, 2003 consisted of the following:

DOLLARS IN THOUSANDS	2003	2002

Convertible subordinated notes	$240,000	$—
9.52% senior notes payable to insurance companies in annual installments through 2005	9,091	13,635
6.60% senior notes payable to insurance companies in annual installments through 2004	3,000	—
6.65% senior notes payable to insurance companies in annual installments through 2008	39,167	—
6.74% senior notes payable to insurance companies in 2008	9,000	—
EURO loans from Italian Ministry of Industry; $708 at average fixed rate of 8.90%, and $3,397 at an average fixed rate of 3.10%	4,105	—
EURO loans from SanPaolo Bank; $3,900 at average fixed rate of 2.06% and $5,005 at a variable rate	8,905	—
Capital lease obligations (see Note 11)	4,969	—
Other	593	7,006
Less: Current portion	17,466	7,250
Total Long-Term Debt	$301,364	$13,391

42 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

In August 2003, the company sold $240.0 million of 3.25% convertible subordinated notes due in 2013. Holders may convert the notes into shares of common stock at a conversion rate of 73.0482 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on August 15, 2013 only under the following circumstances: (1) during any fiscal quarter commencing after September 30, 2003, if the closing sale price of common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of that period was less than 98% of the product of the closing sale price of common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain specified corporate transactions. The company may not redeem the notes prior to August 20, 2008, after which time it may redeem the notes at 100% of their principal amount plus accrued and unpaid interest, if any. Holders may require the company to repurchase the notes at 100% of the principal amount of the notes plus accrued and unpaid interest on August 15, 2008.

In July 2003, the company purchased Allen Telecom, Inc. As a result of the merger, the company assumed $51.2 million of senior notes payable. The outstanding balance of these notes is due in fiscal years 2004 through 2008. Also in connection with the merger, the company assumed Euro loans from the Italian Ministry of Industry and from SanPaolo Bank, and certain capital lease obligations (see Note 11).

The amounts of long-term debt maturing after September 30, 2003 are as follows:

DOLLARS IN THOUSANDS	2004	2005	2006	2007	2008	THEREAFTER

	$17,466	$14,410	$9,719	$10,583	$19,512	$247,140

Under the company’s amended and restated credit agreement dated December 19, 2002, the company must meet various requirements, including maintaining net worth, maintaining a ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to total debt, maintaining a fixed charges coverage ratio and limits on the amount of assets that the company can dispose of in a fiscal year. These requirements may limit the amount of borrowing under this credit agreement. Under the most restrictive of these requirements, the company was limited to a maximum borrowing of $134.0 million at September 30, 2003. The company must report on these requirements quarterly. The company is in compliance with all of these requirements as of September 30, 2003.

Cash payments for interest on all borrowings were $3,261,000, $4,348,000, and $8,574,000 in 2003, 2002 and 2001, respectively.

In total, the carrying amount of long-term debt as of September 30, 2003 approximates fair value. The exception to this is the senior notes payable to insurance companies. The combined book value of these senior notes is $60,258,000. The company estimates fair value of these notes to be $63,684,000. The fair value was determined by discounting the future cash outflows based upon an estimate of the current market rates for instruments with similar risk and term to maturity.

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 43

8. Restructuring

In September 2002, the company initiated a plan to restructure its operations. The company has closed several manufacturing and engineering facilities and consolidated its operations into fewer, more efficient facilities. As part of these plans, the company relocated certain manufacturing operations to new facilities in Mexico and the Czech Republic. The company plans to complete the relocation of several additional manufacturing operations to these new facilities early in 2004. As part of these restructuring plans, the company has paid $13.0 million of severance to 885 employees who were terminated in 2003. Including discontinued operations (see Note 9), the company has terminated 1,058 employees. Restructuring costs charged to income in 2003 were $9.2 million, consisting of $1.3 million of restructuring expense for the relocation of fixed assets and inventory that was expensed as incurred and $7.9 million for severance and accrued lease and contract termination costs. During 2003, the company charged $14.3 million against the restructuring reserve, of which $13.7 million was actual cash costs.

As part of the Allen acquisition, the company accrued $13.7 million of integration costs for employee termination, lease cancellation and other costs. These plans will result in the termination of approximately 380 Allen employees. The company incurred $2.2 million of cash costs for employee termination in 2003.

DOLLARS IN THOUSANDS	2002 RESTRUCTURING ACCRUAL	CHARGES TO RESERVE IN 2002	SEPT. 30, 2002 RESERVE BALANCE

2002 Restructuring Activity
Inventory provisions	$11,138	$(11,138)	$—
Employee termination costs	11,877	—	11,877
Equipment and other asset provisions	9,579	(9,579)	—
Lease and contract cancellation costs	3,452	—	3,452
Restructuring activity	$36,046	$(20,717)	$15,329

DOLLARS IN THOUSANDS	SEPT. 30, 2002 RESERVE BALANCE	CHARGES TO RESERVE IN 2003	2003 RESTRUCTURING ACCRUAL	ALLEN INTEGRATION ACCRUAL	ALLEN INTEGRATION CHARGES	SEPT. 30, 2003 RESERVE BALANCE

2003 Restructuring Activity
Employee termination costs	$11,877	$(13,021)	$1,144	$11,728	$(539)	$11,189
Equipment and other asset provisions	—	—	—	—	—	—
Lease and contract cancellation costs	3,452	(1,320)	6,775	1,952	(1,634)	9,225
Restructuring activity	$15,329	$(14,341)	$7,919	$13,680	$(2,173)	$20,414

44 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

9. Discontinued Operations

In September 2002, the company discontinued three non-strategic businesses: equipment shelters, wireless accessories and satellite modems. The company recognized an after-tax charge of $26.4 million to reduce the carrying value of these assets to their fair value. The company estimated the fair value of these assets based on the projected proceeds from sale of these assets, net of any related costs. This $26.4 million charge consisted of a pre-tax charge of $34.7 million net of an $8.3 million tax benefit. Included in this $26.4 million was $2.1 million of goodwill, which was the portion of the company’s total goodwill attributable to these discontinued operations. These businesses employed approximately 170 employees. The company closed its satellite modem business in September 2002 and sold its equipment shelter business in October 2002 and its wireless accessories business in January 2003.

The company has restated all periods presented to reflect its equipment shelter, wireless accessories, and satellite modem businesses as discontinued operations. The results of operations for the discontinued businesses are as follows:

DOLLARS IN THOUSANDS	YEAR ENDED SEPTEMBER 30
	2003	2002	2001

Sales	$8,214	$54,108	$114,219
Cost of sales	9,807	58,010	106,643
Gross profit (loss)	(1,593)	(3,902)	7,576

Operating expenses	2,956	11,077	18,347
Loss before income taxes	(4,549)	(14,979)	(10,771)

Income tax benefit	(1,365)	(4,495)	(3,445)
Loss from discontinued operations	$(3,184)	$(10,484)	$(7,326)

The company had no assets or liabilities relating to these discontinued businesses at September 30, 2003. At September 30, 2002, included in other current assets, other assets and accrued expenses and other liabilities the company had $14.8 million, $2.0 million and $5.0 million, respectively, of assets and liabilities relating to these businesses.

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 45

10. Income Taxes

The composition of the provision for income tax expense is as follows:

DOLLARS IN THOUSANDS	YEAR ENDED SEPTEMBER 30
	2003	2002	2001

Currently Payable
Federal	$1,767	$4,189	$8,546
Non-United States	10,057	10,518	12,227
State	(768)	(1,451)	958
	11,056	13,256	21,731
Deferred (Credit)
Federal & State	(5,915)	(10,678)	10,713
Non-United States	(519)	—	—
	(6,434)	(10,678)	10,713
Provision for Income Tax Expense	$4,622	$2,578	$32,444

Income Taxes Paid	$7,814	$12,033	$16,450

Components of Income (Loss) from Continuing Operations before Income Taxes
United States	$(17,665)	$(26,101)	$17,204
Non-United States	40,991	39,171	84,188
	$23,326	$13,070	$101,392

The company’s effective income tax rate varied from the statutory United States federal income tax rate because of the following:

	YEAR ENDED SEPTEMBER 30
	2003	2002	2001

Statutory United States federal tax rate	35.0%	35.0%	35.0%
Foreign Sales Corporation (FSC) / Extra-Territorial Income (ETI)	(7.5)	(13.4)	(2.5)
State income taxes, net of federal tax effect	(2.5)	(2.5)	0.5
Rate differential on foreign earnings	(3.8)	(5.8)	(3.0)
Rate differential of restructuring and disposition of equity interests	0.0	1.4	0.0
Capital loss utilization	(12.4)	0.0	0.0
Valuation allowance for foreign tax credits	14.4	0.0	0.0
Permanent items and other	(3.4)	5.0	2.0
Effective Tax Rate	19.8%	19.7%	32.0%

46 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

The components of the deferred tax assets and liabilities are as follows:

	SEPTEMBER 30
DOLLARS IN THOUSANDS	2003	2002

Deferred Tax Assets
Restructuring reserves	$33,373	$13,453
Recoverable taxes	7,387	15,107
Net operating loss and other attribute carryforwards	60,941	29,145
Other accrued liabilities & reserves	42,786	20,123
Total Deferred Tax Assets	144,487	77,828
Valuation allowances	(16,056)	(2,678)
Net Deferred Tax Assets	$128,431	$75,150

Deferred Tax Liabilities
Depreciation and amortization	$(44,705)	$(33,822)
Undistributed foreign earnings	(19,203)	(13,958)
LIFO Reserve	(6,064)	(5,934)
Other deferred income/expense	(18,743)	(1,930)
Total Deferred Tax Liabilities	(88,715)	(55,644)

Net Deferred Tax Asset	$39,716	$19,506

Deferred Taxes as Recorded on the Balance Sheet
Current deferred tax asset	$25,414	$35,229
Non-current deferred tax asset (liability)	14,302	(15,723)

Net Deferred Tax Asset	$39,716	$19,506

The current deferred tax asset is reported, net of current taxes payable, in other current assets on the consolidated balance sheet. The non-current deferred tax asset is included in other assets on the consolidated balance sheet for the year ended September 30, 2003. The non-current deferred tax liability is included in deferred liabilities on the consolidated balance sheet for the year ended September 30, 2003. The classification of certain detailed deferred tax asset and liability items for the year ended September 30, 2002 has been revised to reflect items related to acquired companies.

A tax asset has been recorded to reflect benefits associated with domestic net operating loss carryforwards of approximately $135.0 million, which will expire in 2018 through 2023. Another deferred tax asset has been recorded for foreign tax credit carryforwards of approximately $10.7 million, which will expire in 2007 through 2008. A valuation allowance of $7.0 million has been established against these foreign tax credit carryforwards due to uncertainty as to the company’s ability to utilize these credits within the carryforward period. A valuation allowance of $9.0 million has been established for certain foreign net operating losses. No valuation allowance has been recorded for the remainder of the company’s deferred tax assets as the company expects the turnaround of deferred tax liabilities, higher taxable income in the United States and tax planning strategies would make the realization of these deferred tax assets more likely than not. At September 30, 2003, the company also has alternative minimum tax credits in the amount of $4.0 million available to reduce future federal income tax liabilities.

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 47

No provision has been made for income taxes of approximately $50.3 million at September 30, 2003, which would be payable in the event that all undistributed earnings of subsidiaries located outside the United States were distributed as dividends. The company plans to continue its non-United States operations, and anticipates the ability to use tax planning opportunities to offset the additional tax liability if dividends are declared and paid from these operations. A tax provision in the amount of approximately $19.2 million has been recorded to reflect the United States tax cost associated with the repatriation of that portion of undistributed earnings of Andrew’s Chinese subsidiary that are not considered to be permanently reinvested.

11. Commitments and Contingencies

LEASES  The company’s leases consist primarily of facilities and equipment and expire between 2004 and 2013. Annual rental expense for operating leases included in results from continuing operations were $14.0 million, $9.6 million, and $9.8 million in 2003, 2002, and 2001 respectively. Future minimum payments under noncancellable operating and capital leases having a remaining term in excess of one year at September 30, 2003 are as follows:

DOLLARS IN THOUSANDS	OPERATING	CAPITAL

2004	$13,097	$922
2005	9,986	925
2006	8,756	923
2007	8,303	924
2008	8,140	923
Thereafter	23,415	1,230
Total minimum lease payments	$71,697	$5,847
Less amount representing interest		(878)
		$4,969

At September 30, 2003, the company had $3.4 million of assets recorded under capital leases that are included in Property, Plant and Equipment.

WARRANTY RESERVES The company offers warranties on most of its products. The specific terms and conditions of the warranties offered by the company vary depending upon the product sold. The company estimates the costs that may be incurred under its warranty plans and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the company’s warranty liability include the number of units sold, the type of products sold, historical and anticipated rates of warranty claims and cost per claim. The company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following is an analysis of product warranty reserves:

	SEPTEMBER 30
DOLLARS IN THOUSANDS	2003	2002

Warranty reserves at beginning of the year	$9,932	$520
Accrual for warranties issued	3,134	2,450
Reserve balances acquired (2003: Allen Telecom, 2002: Celiant Corporation)	3,469	8,205
Warranty settlements made	(4,116)	(1,309)
Warranty expirations and adjustments	51	66
Warranty reserves at end of the year	$12,470	$9,932

LETTERS OF CREDIT The company utilizes letters of credit to back certain financing instruments, insurance policies and payment obligations. These letters of credit are with various financial institutions and have terms of three years or less. The contract amounts and fair values of letters of credit at September 30, 2003 and 2002 were $13.0 million and $11.7 million, respectively.

LEGAL PROCEEDINGS On December 11, 2001, a lawsuit was filed against Allen in the United States District Court for the District of Delaware by a competitor, TruePosition, Inc., and its subsidiary, KSI, Inc. In their original complaint, the plaintiffs alleged that Allen, through its Grayson Wireless division, infringed three patents in connection with Allen’s GEOMETRIX wireless geolocation business. On July 16, 2002, the plaintiffs amended their complaint to include four additional patents in the lawsuit. In Allen’s answer to the original complaint, filed on January 18, 2002, and to the amended complaint, filed on July 30, 2002, it has denied all of the plaintiffs’ allegations and asserted a patent infringement counterclaim of one of Allen’s patents and asserted antitrust and business tort counterclaims based on plaintiffs’ bad faith initiation of the present litigation. Allen and plaintiffs have agreed to withdraw claims of infringement with respect to three of plaintiffs’ seven patents in suit and Allen’s patent in suit. The lawsuit relates to all of the geolocation products of the company’s Allen subsidiary, which products have accounted for approximately $221.7 million of total sales since their introduction and approximately $37.1 million since the acquisition of Allen (July 16, 2003 to September 30, 2003). Plaintiffs are seeking damages for lost profits, price erosion and royalties due to Allen’s alleged infringement and have requested that such damages be trebled as a result of alleged willful infringement by Allen. The company believes that plaintiffs have suffered no damages. Plaintiffs are also seeking to enjoin Allen’s alleged infringement. A trial date of April 13, 2004 has been set. The company believes that Allen has meritorious defenses against the claims asserted by the plaintiffs, and the company intends to vigorously defend the lawsuit. There can be no assurance, however, that the company will ultimately prevail in this action. Whether the company ultimately wins or loses, litigation could be time-consuming and costly and injure the company’s reputation. If the plaintiffs prevail in this action, the company may be required to pay a substantial

48 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

judgment and/or negotiate royalty or license agreements with respect to the patents at issue, and may not be able to enter into such agreements on acceptable terms. Any limitation on the company’s ability to provide a service or product could cause the company to lose revenue-generating opportunities and require the company to incur additional expenses, either of which could have a material adverse effect on its business. The company may also be required to indemnify its customers for any expenses or liabilities resulting from the claimed infringements. These potential costs and expenses, as well as the need to pay any damages awarded in favor of the plaintiffs, which may be material in amount, could increase the company’s selling, general and administrative expenses, reduce the company’s income and adversely affect the company’s liquidity.

The company is also a party to various other legal proceedings, lawsuits and other claims arising in the ordinary course of its business. The company does not believe that such other litigation, if adversely determined, would have a material effect on the company’s business, financial position, results of operations or cash flow.

12. Stockholders’ Equity

COMMON STOCK Stockholders of the company have authorized the issuance of 400,000,000 shares of common stock with a par value of $.01 per share. As of September 30, 2003, 158,292,367 shares of common stock were outstanding. Each outstanding common share has attached to it a one share purchase right that, until exercisable, cannot be transferred apart from the company’s common stock. The rights will only become exercisable if a person or group acquires 15% or more of the company’s common stock or announces an offer to acquire 15% or more of the company’s common stock. In the event the rights become exercisable, each right may entitle the holder to purchase common stock of either the surviving or acquired company at one-half its market price.

In 1997, the company’s Board of Directors authorized the company to repurchase up to 15 million common shares. Under this plan, the company repurchased a total of 11,785,432 shares at a cost of $222.2 million from 1997 to 2000. In August 2003, the company’s Board of Directors authorized the company to repurchase an additional 15 million shares of its common stock. These repurchases may be made on the open market or in negotiated transactions and the timing and amount of shares repurchased will be determined by the company’s management. In August 2003, the company repurchased 5,000,000 shares at a cost of $49.6 million under these stock buy-back programs.

Common stock issued, outstanding and held in treasury is summarized in the tables below:

	YEAR ENDED SEPTEMBER 30
	2003	2002	2001

Shares of Common Stock–Issued
Balance at beginning of year	102,718,210	102,718,210	102,718,210
Shares issued in Allen Telecom acquisition	55,229,795	—	—
Shares issued for conversion of preferred stock	2,942,652	—	—
Shares issued for stock options	10,000	—	—
Balance at End of Year	160,900,657	102,718,210	102,718,210

Shares of Common Stock–Held in Treasury
Balance at beginning of year	4,500,493	21,187,764	21,476,101
Stock repurchase	5,000,000	—	—
Stock issued in Celiant acquisition	—	(16,278,805)	—
Shares issued for conversion of preferred stock	(6,362,863)	—	—
Stock options and other plans	(529,340)	(408,466)	(288,337)
Balance at End of Year	2,608,290	4,500,493	21,187,764

At September 30, 2003 the company had 12,386,340 shares of common stock that could potentially be issued under various stock plans described in Note 13. In addition, 2,117,557 shares could potentially be issued if the company’s outstanding convertible preferred stock is converted (see Convertible Preferred Stock), and 17,531,568 shares could potentially be issued if the company’s convertible notes are converted (see Note 7).

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 49

CONVERTIBLE PREFERRED STOCK In connection with the Allen Telecom merger, the company issued 991,070 shares of Series A 7.75% convertible preferred stock. The convertible preferred stock has no par value and a liquidation preference of $50.00 per share plus accrued and unpaid dividends. These convertible preferred shares will gain limited voting rights only if the company does not pay dividends for six consecutive quarters.

Dividends on the convertible preferred stock may be paid in cash, common stock, or a combination thereof. Unpaid and/or undeclared dividends do not accumulate, but the number of common shares that the preferred stockholders are entitled to receive upon conversion of the preferred stock will automatically increase, as specified in the company’s Certificate of Incorporation. In 2003, the company paid $808,000 in regular preferred stock dividends.

Each share of preferred stock is convertible, at the option of the holder at any time, into shares of common stock of the company, par value $.01 per share, at an initial conversion rate of $4.338 per share (equivalent to a conversion rate of 11.526 shares of common stock at a liquidation preference of $50.00), subject to adjustment under certain conditions, including the occurrence of certain change of control transactions. On or after February 20, 2005, the company may, at its option as discussed below, cause all of the outstanding shares of preferred stock to be automatically converted into common stock at the then prevailing conversion ratio. The company may exercise that conversion right if, for at least 20 trading days within any consecutive 30-day trading period (including the last trading day), the closing price of its common stock equals or exceeds 125% of the then prevailing conversion price of the preferred stock.

Subject to legal availability of funds, the shares of preferred stock are mandatorily redeemable by the company for cash at their liquidation preference on or after February 15, 2014 (unless previously converted into common shares of the company) and are not redeemable by the company before that date.

In a series of privately negotiated transactions, the company paid $7.00 per share of preferred stock to induce early conversion into Andrew common stock. In the fourth quarter of 2003, the company paid approximately $5.7 million to convert 807,350 shares into 9,305,515 shares of Andrew common stock. The company issued 6.4 million shares out of treasury stock and 2.9 million new shares were issued for the conversion (see table at the beginning of this note). This $5.7 million has been included on the statement of operations as preferred stock dividends. At September 30, the company had 183,720 shares of convertible preferred stock outstanding.

13. Stock-Based Compensation

The company currently maintains a long-term Management Incentive Program (MIP), which provides for the issuance of up to 9,112,500 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. On February 8, 2000, the company’s shareholders ratified a new long-term Management Incentive Program (MIP), which provided for the issuance of up to an additional 4,000,000 common shares in the form of stock options and awards and the awarding of performance units payable in cash or stock to key officers and other employees. On February 11, 2003, the company’s shareholders approved an increase of these shares from 4,000,000 to 8,000,000 shares. Options previously granted under these plans vest over a four-year period and expire ten years after the grant date. In fiscal year 2003, there were 1,107,475 options granted under these plans. At September 30, 2003, there were 4,247,548 options available for grant under these plans.

The company maintained a Stock Option Plan for Non-Employee Directors that provided for the issuance of up to 1,012,500 common shares. Options granted under this plan vest over a five-year period and expire ten years after grant. In fiscal year 1998, this plan was terminated due to an insufficient number of shares available for new grants. On February 10, 1998, the company’s shareholders ratified a new Stock Option Plan for Non-Employee Directors that provided for the issuance of up to 400,000 common shares. On February 11, 2003, the company’s shareholders approved an increase of these shares from 400,000 to 800,000 shares. Options under this plan vest over a five-year period and expire ten years after grant. In fiscal year 2003, there were 84,000 options granted under this plan. At September 30, 2003, there were 344,000 options available for grant under this plan.

In connection with the Allen Telecom merger, Allen stock options outstanding at July 15, 2003 were converted into Andrew stock options. The company granted a total of 430,473 options for these conversions. These options are fully vested and expire at various dates over the next three years.

The company has an Employee Stock Purchase Plan (ESPP) that was amended and restated on November 12, 1998 and expires on February 1, 2009. All U.S. and certain non-U.S. employees with six months of service as of the annual offering date are eligible to participate in this plan and can contribute up to 5% of their base salary to this plan. The plan authorizes up to 1,771,875 shares of common stock to be sold to employees at 85% of market value. All shares issued under this plan are restricted and cannot be sold for one year following the date of purchase. In fiscal year 2003, there were 390,858 shares purchased by employees under the plan.

50 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

A summary of the company’s stock option activity and related information follows:

	YEAR ENDED SEPTEMBER 30
	2003	2002	2001

Outstanding at beginning of year	5,690,317	4,673,740	3,719,158
Granted	1,621,948	1,321,180	1,326,700
Expired or cancelled	(438,272)	(139,788)	(338,320)
Exercised	(55,876)	(164,815)	(33,798)
Outstanding at End of Year	6,818,117	5,690,317	4,673,740

Exercisable at End of Year	4,193,768	2,914,767	2,331,288

Weighted Average Exercise Price
Outstanding at beginning of year	$22.20	$22.36	$22.48
Granted	9.87	20.59	22.31
Expired or cancelled	23.20	23.81	24.01
Exercised	8.03	12.72	16.70
Outstanding at End of Year	19.32	22.20	22.36
Exercisable at End of Year	$21.26	$23.01	$22.85

The weighted average fair value of options granted during fiscal years 2003, 2002, and 2001 was $4.42, $10.40, and $11.38, per share, respectively. The weighted average life of options outstanding as of September 30, 2003 was 6.18 years. The range of exercise prices for options outstanding at September 30, 2003, was $3.44 to $38.17.

RANGE OF EXERCISE PRICES	$3.44-$10.17	$11.69-$15.77	$16.00-$20.56	$21.31-$22.65	$23.13-$24.94	$27.19-$38.17	TOTAL

Outstanding Options	1,287,889	586,730	1,433,417	1,868,706	1,105,100	536,275	6,818,117
Exercisable Options	206,689	531,730	1,097,267	881,253	940,679	536,150	4,193,768
Weighted Average
Exercise Price	$6.89	$13.25	$17.88	$22.35	$23.54	$35.89	$21.26
Average Life	8.30	3.45	5.50	7.28	5.58	3.27	6.18

ANDREW CORPORATION 2003	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 51

14. Segment and Geographic Information

The company manages its business as one operating segment. The major product categories in this segment are: Antennas, Base Station Subsystems, Cable Products, Network Solutions, and Wireless Innovations. The company sells to a wide range of customers in these markets. In 2003, sales to Lucent Technologies were $165.4 million or 16% of the company’s total revenue. In 2002, sales to Lucent Technologies were $94.8 million or 11% of the company’s total revenue. In 2001, no single customer made up 10% or more of the company’s total revenue.

Principal financial data by major product group and geographic selling location is as follows:

	YEAR ENDED SEPTEMBER 30
DOLLARS IN THOUSANDS	2003	2002	2001

Sales by Product Group
Antennas	$264,775	$255,779	$320,225
Base Station Subsystems	236,150	96,303	7,837
Cable Products	428,189	490,165	579,030
Network Solutions	43,772	—	—
Wireless Innovations	41,600	22,554	28,184
Total Sales	$1,014,486	$864,801	$935,276

Sales by Geographic Area
United States–Domestic	$446,964	$428,549	$405,585
United States–Export	72,774	38,255	40,499
Europe, Middle East, Africa	278,326	188,737	171,068
China	73,649	59,134	141,100
Other Asia-Pacific	70,641	84,868	72,364
Other Americas	72,132	65,258	104,660
Total Sales	$1,014,486	$864,801	$935,276

Assets Identifiable to
United States	$544,813	$323,402	$361,216
United States–discontinued operations	—	16,792	73,645
Europe, Middle East, Africa	378,129	165,393	146,777
China	117,932	89,049	137,371
Other Asia-Pacific	40,579	42,423	39,616
Other Americas	77,296	42,968	54,325
Goodwill & Other Intangible Assets	914,484	443,639	44,782
Consolidated Assets	$2,073,233	$1,123,666	$857,732

52 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	ANDREW CORPORATION 2003

15. Selected Quarterly Financial Information (Unaudited)

Due to variability of shipments under large contracts, customers’ seasonal installation considerations, variations in product mix and in profitability of individual orders, the company can experience wide quarterly fluctuations in sales and operating results. Consequently, it is more meaningful to focus on annual rather than quarterly results.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	DECEMBER		MARCH	JUNE		SEPTEMBER		TOTAL

2003
Sales	$254,526		$201,318	$213,721		$344,921	(2)	$1,014,486
Gross profit	71,213		51,717	54,630		97,585		275,145
Income (loss) from continuing operations before income taxes	9,482		(2,388)	8,046	(1)	8,186	(3),(4)	23,326
Income (loss) from continuing operations	6,637		(1,671)	8,417	(1)	5,321	(3),(4)	18,704
Net income (loss)	6,067		(3,431)	7,629		5,255	(3),(4)	15,520
Preferred stock dividends	—		—	—		6,459		6,459
Net income (loss) available to common shareholders	6,067		(3,431)	7,629	(1)	(1,204	)(3),(4)	9,061

Basic and diluted income (loss) from continuing operations	0.07		(0.02)	0.09	(1)	(0.01	)(3),(4),(5)	0.11
Basic and diluted net income (loss) per share	0.06		(0.03)	0.08	(1)	(0.01	)(3),(4),(5)	0.08

Common Stock Price Range:
High	12.45		11.27	10.04		14.17
Low	$6.06		$5.50	$5.73		$9.34

2002
Sales	$199,896		$189,326	$203,753		$271,826	(7)	$864,801
Gross profit	63,375		54,853	57,155		62,325	(8)	237,708
Income (loss) from continuing operations before income taxes	23,429	(6)	9,901	6,245		(26,505	)(8)	13,070
Income (loss) from continuing operations	17,674	(6)	6,930	4,371		(18,483	)(8)	10,492
Net income (loss)	15,327	(6)	3,306	1,993		(47,005	)(8),(9)	(26,379)

Basic and diluted income (loss) from continuing operations per share	0.22	(6)	0.08	0.05		(0.19	)(8)	0.12
Basic and diluted net income (loss) per share	0.19	(6)	0.04	0.02		(0.48	)(8),(9)	(0.30)

Common Stock Price Range:
High	23.82		24.43	18.00		14.36
Low	$17.38		$15.79	$13.35		$6.50

(1)          Includes $9.3 million pre-tax and after-tax gain on the sale of assets.

(2)          The increase in sales in the September 2003 quarter was primarily driven by the July acquisition of Allen Telecom, Inc.

(3)          Includes $2.8 million pre-tax, $1.8 million after-tax gain related to the sale of assets.

(4)          Includes restructuring charges of $8.5 million pre-tax, $5.6 million after-tax.

(5)          Per share calculations are based on income available to common shareholders, which included preferred stock dividends of $6.5 million in the fourth quarter of 2003.

(6)          Includes $8.7 million pre-tax, $7.3 million after-tax gain on the sale of Russian joint ventures.

(7)          The increase in sales in the September 2002 quarter was primarily driven by the June acquisition of Celiant Corporation.

(8)          Includes restructuring charges of $36.0 million pre-tax and $25.2 million after-tax.

(9)          Includes loss on the disposal of discontinued operations of $26.4 million.

ANDREW CORPORATION 2003	REPORT OF INDEPENDENT AUDITORS 53

To the Stockholders and Board of Directors of Andrew Corporation

We have audited the accompanying consolidated balance sheets of Andrew Corporation and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrew Corporation and subsidiaries at September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with generally accepted accounting principles, generally accepted in the United States.

/s/ Ernst & Young LLP

Chicago, Illinois
October 24, 2003

54 ELEVEN-YEAR FINANCIAL SUMMARY (UNAUDITED)	ANDREW CORPORATION 2003

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001

Operations
Sales	$1,014,486	$864,801	$935,276
Gross profit	275,145	237,708	309,909
Operating income	13,683	9,395	108,602
Other (income) expense	(9,643)	(3,675)	7,210
Income from continuing operations before taxes	23,326	13,070	101,392
Income from continuing operations	18,704	10,492	68,948
Discontinued Operations:
Loss (income) from operations of discontinued operations, net of taxes	3,184	10,484	7,326
Loss on disposal of discontinued operations, net of taxes	—	26,387	—
Net income (loss)	15,520	(26,379)	61,622
Net income (loss) available to common shareholders*	9,061	(26,379)	61,622
Basic income from continuing operations per share	0.11	0.12	0.85
Diluted income from continuing operations per share	0.11	0.12	0.85
Basic net income per share	0.08	(0.30)	0.76
Diluted net income per share	0.08	(0.30)	0.76
Orders and Backlog
Orders entered	999,859	903,171	1,002,979
Order backlog at year end	327,264	195,318	191,997
Financial Position
Working capital	615,474	240,613	376,082
Total assets	2,073,233	1,123,666	857,732
Long-term debt	301,364	13,391	39,905
Stockholders’ equity	1,423,970	845,244	600,650
Cash Flow
From operations	62,366	155,121	160,152
From (used for) investing activities	39,383	(170,238)	(79,070)
From (used for) from financing activities	89,634	(17,891)	(16,119)
Cash and equivalents	$286,269	$84,871	$112,377
Ratios and Other Data
Current ratio	3.2	2.0	3.1
Return on Sales:
Income from continuing operations	1.8%	1.2%	7.4%
Net income	1.5%	(3.1)%	6.6%
Return on average assets	1.0%	(2.7)%	7.4%
Return on average stockholders’ equity	1.4%	(3.6)%	10.8%
Stockholders’ equity per share outstanding	$9.00	$8.61	$7.37
Research and development	84,151	57,977	39,934
Additions to property, plant and equipment for continuing operations	$31,859	$40,496	$70,293
Number of full-time equivalent employees at year end:
Outside United States	4,557	2,115	1,944
Total employees	7,228	4,757	4,768
Average basic shares of stock outstanding (thousands)	109,822	87,197	81,382
Average diluted shares of stock outstanding (thousands)	109,866	87,295	81,542
Total shares of stock outstanding at year-end (thousands)	158,292	98,218	81,530
Registered stockholders at year end	5,078	3,665	3,622

All data presented has been updated for the disposal of discontinued operations in 1997 and 2002.

* In 2003, the company paid preferred stock dividends of $6.5 million.         key statistics

ANDREW CORPORATION 2003	ELEVEN-YEAR FINANCIAL SUMMARY (UNAUDITED) 55

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2000	1999	1998	1997	1996	1995	1994	1993

Operations
Sales	$902,898	$708,038	$780,738	$766,195	$702,081	$575,666	$512,115	$378,736
Gross profit	322,322	242,051	323,001	340,933	310,252	253,780	208,169	148,164
Operating income	140,189	50,867	163,901	167,438	146,330	120,369	83,929	48,262
Other (income) expense	11,050	(1,267)	2,452	(2,359)	4,150	3,256	6,669	2,818
Income from continuing operations before taxes	129,139	52,134	161,449	169,797	142,180	117,113	77,260	45,444
Income from continuing operations	87,815	32,437	106,556	110,368	90,995	74,844	49,353	28,949
Discontinued Operations:
Loss (income) from operations of discontinued operations, net of taxes	8,214	2,010	2,709	5,940	598	4,889	3,586	(454)
Loss on disposal of discontinued operations, net of taxes	—	—	—	16,086	—	—	—	—
Net income (loss)	79,601	30,427	103,847	88,342	90,397	69,955	45,767	29,403
Net income (loss) available to common shareholders*	79,601	30,427	103,847	88,342	90,397	69,955	45,767	29,403
Basic income from continuing operations per share	1.08	0.39	1.21	1.21	1.01	0.84	0.56	0.34
Diluted income from continuing operations per share	1.08	0.39	1.21	1.21	1.00	0.83	0.55	0.33
Basic net income per share	0.98	0.37	1.18	0.97	1.00	0.78	0.52	0.34
Diluted net income per share	0.98	0.37	1.18	0.97	0.99	0.78	0.51	0.33
Orders and Backlog
Orders entered	926,933	706,830	797,096	779,622	725,201	635,127	510,076	386,098
Order backlog at year end	133,192	115,555	129,375	119,178	153,372	135,692	83,086	85,875
Financial Position
Working capital	350,658	303,853	320,117	332,721	284,602	227,164	171,705	142,675
Total assets	817,197	666,090	682,903	691,154	631,229	505,114	425,326	343,876
Long-term debt	65,843	48,760	38,031	35,693	40,423	45,255	46,092	52,467
Stockholders’ equity	542,945	484,010	508,778	509,123	456,214	357,191	276,553	221,872
Cash Flow
From operations	49,974	72,835	149,852	151,680	66,796	55,816	52,343	54,911
From (used for) investing activities	(95,364)	(70,074)	(64,117)	(61,427)	(78,683)	(55,367)	(38,692)	(33,295)
From (used for) from financing activities	55,386	(44,655)	(100,361)	(25,499)	(1,972)	4,570	4,259	(5,938)
Cash and equivalents	$44,865	$38,287	$78,395	$93,823	$31,295	$46,064	$40,714	$22,001
Ratios and Other Data
Current ratio	3.0	3.8	3.7	3.6	3.4	3.4	2.8	3.2
Return on Sales:
Income from continuing operations	9.7%	4.6%	13.6%	14.4%	13.0%	13.0%	9.6%	7.6%
Net income	8.8%	4.3%	13.3%	11.5%	12.9%	12.2%	8.9%	7.8%
Return on average assets	10.7%	4.5%	15.1%	13.4%	15.9%	15.0%	11.9%	8.9%
Return on average stockholders’ equity	15.5%	6.1%	20.4%	18.3%	22.2%	22.1%	18.4%	14.2%
Stockholders’ equity per share outstanding	$6.68	$5.89	$6.02	$5.68	$5.03	$3.97	$3.12	$2.61
Research and development	31,684	26,967	24,082	38,738	28,026	19,688	18,762	16,650
Additions to property, plant and equipment for continuing operations	$74,181	$49,298	$55,417	$46,061	$50,431	$45,614	$27,095	$17,876
Number of full-time equivalent employees at year end:
Outside United States	1,822	1,261	1,219	1,185	1,162	763	661	584
Total employees	4,703	3,626	3,586	3,724	4,028	3,409	3,096	2,924
Average basic shares of stock outstanding (thousands)	80,944	82,675	87,941	90,947	90,263	89,177	87,845	86,193
Average diluted shares of stock outstanding (thousands)	81,418	82,813	88,306	91,539	91,033	89,964	89,204	87,831
Total shares of stock outstanding at year-end (thousands)	81,242	82,192	84,508	89,581	90,648	90,075	88,526	85,024
Registered stockholders at year end	3,688	4,365	4,727	4,599	3,242	2,340	1,482	1,133

All data presented has been updated for the disposal of discontinued operations in 1997 and 2002.

* In 2003, the company paid preferred stock dividends of $6.5 million.

70 CORPORATE OFFICERS	ANDREW CORPORATION 2003

PAUL R. COX, 44, group president, antennas, joined Andrew Corporation in September 2000 as vice president, satellite products/systems and government antennas. Prior to joining Andrew, he was vice president and general manager of the Space & Technology Group/Atlanta at EMS Technologies, Inc. He holds a Bachelor of Science in Electrical Engineering (BSEE) from Auburn University and a Master of Science (MS) in the same discipline from Southern Methodist University.

JOHN E. DESANA, 54, group president, cable products, joined Andrew in March 1991 as operations manager, HELIAX® cable products and became vice president, HELIAX® cable and accessories in November 1996. Prior to joining Andrew, he was employed by Litton Industries and Belden Wire and Cable. He graduated from Xavier University with a Bachelor of Arts (BA) in economics.

JOHN R.D. DICKSON, 48, vice president, corporate marketing and global information systems since 1996, joined Andrew in 1975 and has held numerous management positions in engineering, business development, marketing and business unit management. He holds a Higher National Diploma (HND) in physics from Napier University, Edinburgh, Scotland.

FLOYD L. ENGLISH, 69, chairman since 1994, served as president and chief executive officer of Andrew from 1983 to 2000 and from 2001 to 2003. Dr. English joined Andrew in 1980 as vice president, corporate development and became vice president, U.S. operations in February 1981 and president in 1982. Dr. English is a member of the boards of the Executive Club of Chicago and the Illinois Mathematics and Science Academy Fund for Advancement of Education.

RALPH E. FAISON, 45, president and chief executive officer, joined Andrew in June 2002 as president and chief operating officer. He was formerly president and chief executive officer of Celiant Corporation since June 2001. Prior to joining Celiant, he was vice president of New Ventures Group at Lucent Technologies from 1997. Previously, he was vice president of advertising and brand management. Prior to Lucent, he held various positions at AT&T, including vice president and general manager of AT&T’s wireless business unit and manufacturing vice president for its consumer products unit in Bangkok, Thailand. He holds a Bachelor of Science (BS) in marketing from Georgia State University and a MS in management from Stanford University. He is a member of the board of directors for WatchMark Corporation, NETGEAR, Inc., the Executive Club of Chicago, and Board of Advisors for New Venture Partners LLC, the general partner of New Venture Partners II LP. New Venture Partners II LP was an investor in Celiant Corporation and owned 5.3% of Andrew’s outstanding stock on September 30, 2003 as a result of the acquisition of Celiant by Andrew.

TERRY N. GARNER, 54, group president, network solutions, served as president of Grayson Wireless, a division of Allen Telecom, Inc., since 1986. Prior to founding Grayson Wireless, he spent fifteen years with General Electric Mobile Communications in Lynchburg, Virginia. He graduated with a BSEE from Louisiana State University.

M. JEFFREY GITTELMAN, 55, vice president and treasurer, joined Andrew in 1992. Previously, he was vice president and treasurer of Holnam Inc. and assistant treasurer of Storage Technology Corporation. He holds a Bachelor of Business Administration (BBA) in finance from Hofstra University and a Master of Business Administration (MBA) from Adelphi University. He is a member of the National Association of Corporate Treasurers organization.

DANIEL J. HARTNETT, 48, vice president, tax, joined Andrew in April 1997 as tax director and was elected vice president in July 2003. Prior to joining Andrew, he was employed by Sara Lee Corporation and the public accounting firm of Touche Ross. He holds a Juris Doctorate (JD), Master of Science and Tax (MST) from DePaul University and a BA from Northern Illinois University. He is a member of the Illinois Bar, the American Institute of Certified Public Accountants (AICPA) and Tax Executives Institute.

ROBERT J. HUDZIK, 54, vice president, corporate development, joined Andrew in July 1996. He was formerly director, marketing and sales, network services for PTT Telecom of the Netherlands from January 1994 until 1996. He was vice president, marketing for Ameritech Services from 1990 to 1994. He holds a BSEE from the University of Illinois at Urbana and a MBA from the University of Chicago.

J.C. HUANG, 45, chief technology and strategy officer, joined Andrew in August 2003. He has over twenty years’ experience in various roles in the wireless industry. He has been a managing director and general partner of Ericsson Venture Partners, a management consultant with McKinsey & Co., and a principal scientist at Raytheon. He holds a PhD in applied physics from Cornell University and a MBA in finance from the Wharton School.

MARTY R. KITTRELL, 46, chief financial officer, joined Andrew in June 2002 as vice president, strategic planning. He was formerly vice president and chief financial officer of Celiant Corporation. Between 1997 and 2000, he held various executive positions at BlueStar Battery Systems International, Worldtex, Inc. and Enfinity Corporation. Prior to that, he was vice president and chief financial officer from 1989 to 1997 of Exide Electronics Group, Inc. He holds a BS in accounting from Lipscomb University. He is a CPA, member of Financial Executives International (FEI), National Investor Relations Institute and AICPA.

ANDREW CORPORATION 2003	CORPORATE OFFICERS 71

JAMES L. LEPORTE III, 49, vice president, sales operations, joined Andrew in July 2003. He was formerly vice president, finance of Allen Telecom Inc. since 1999. Prior to 1999, he was vice president, treasurer and controller from 1995-1999 and vice president and controller from 1990-1995 at Allen and he also held several managerial positions with Allen Telecom from 1981-1990. Prior to Allen, he was employed by General Electric Company where he held various financial management positions and graduated from GE’s financial management program. He holds a BA in economics from Hamilton College.

FRED H. LIETZ, 48, vice president, procurement, joined Andrew in December 2000 from the consumer goods industry where he was employed by Philips in Europe and later by Whirlpool Corporation in the US. He holds a degree in business administration from IHK, Stuttgart, Germany.

GREGORY F. MARUSZAK, 55, vice president and chief compliance officer, joined Andrew in 1982 as financial reporting manager. Prior to his newly created role, he was vice president, finance and administration and chief accounting officer. He was employed at the public accounting firm of Ernst & Young. He received a BA in accounting from Lewis University. He is a CPA, member of the AICPA and the Illinois CPA society.

JAMES D.MCILVAIN, 43, interim group president, worldwide sales, joined Andrew in 1986 and served in a number of sales and sales management positions. He was named vice president, Asia-Pacific and global OEM sales in 2000, having previously been director, Asia-Pacific and global OEM sales since 1999. Prior to joining Andrew, he was employed by S.K. Products. He holds BA in marketing from North Central College.

CHARLES R. NICHOLAS, 57, vice chairman of Andrew since September 2000 and will become chairman in February 2004. He joined Andrew in 1980 as treasurer, was named vice president, finance in 1982, chief financial officer in 1986 and executive vice president, administration and finance and chief financial officer from 1995 to 2003. He was formerly a senior executive in the public accounting firm of Ernst & Young. He holds a BA in accounting from St. Ambrose University. He is a CPA, a member of AICPA, Illinois CPA Society and FEI.

MARK A. OLSON, 45, vice president, corporate controller and chief accounting officer, joined Andrew in 1993 as group controller. He was named corporate controller in 1998, vice president and corporate controller in 2000 and chief accounting officer in 2003. Prior to joining the company, he was employed by Nortel and Johnson & Johnson. He received a BA in accounting and Spanish from Lewis University and a MBA from DePaul University. He is a CPA and a member of the AICPA and the Illinois CPA Society.

ROBERT G. PAUL, 61, interim group president, base station subsystems since July 2003. He previously was president and CEO from 1991 until July 2003 at Allen Telecom Inc. He holds a Bachelor of Science in Mechanical Engineering (BSME) from the University of Wisconsin and a MBA from Stanford University. Mr. Paul also serves as a Director of Rogers Corporation.

JAMES F. PETELLE, 52, vice president, law and secretary, joined Andrew as secretary and general attorney in 1990. He was elected vice president in February, 2000. Before joining Andrew, he was senior attorney with A. B. Dick Company. He holds a BA in psychology from the University of Notre Dame and a JD from the University of Michigan.

KAREN A. QUINN-QUINTIN, 46, vice president and chief human resources officer since July 2003. She has over 20 years’ experience in human resources, most recently as vice president, human resources for Textron Industrial Products. Prior to joining Textron, she worked for Johnson & Higgins, Sheaffer Eaton and Massachusetts Mutual Life Insurance Company, holding positions in benefits, compensation and group pensions. She holds a BA in criminal justice and political science from Stonehill College.

GIANPIERO VILLA, 51, group president, wireless innovations, joined Andrew in July 2003. He was formerly president & CEO of Forem srl, a division of Allen Telecom Inc. since 1999 and president of the RF, Optic and System division of Allen Telecom since 2001. Prior to joining Allen Telecom he worked for Telettra and Merloni Progetti. He graduated in electronics from P. Hensemberger technical institute of Monza (Italy).